This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

As confidentially submitted to the Securities and Exchange Commission on January 23, 2013

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

KAMADA LTD.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Israel	2834	Not applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

7 Sapir St.

Kiryat Weizmann Science Park

P.O Box 4081

Ness Ziona 74140

Israel

Attention: David Tsur

Chief Executive Officer

+972 8 9406472

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Puglisi & Associates

850 Library Avenue, Suite 204

P.O. Box 885, Newark, Delaware 19715

(302) 738-6680

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Bruce A. Mann, Esq. Andrew D. Thorpe, Esq. Morrison & Foerster LLP 425 Market Street San Francisco, CA 94105 (415) 268-7000	Raz Tepper, Adv. Ronald Lehmann, Adv. Fischer Behar Chen Well Orion & Co. 3 Daniel Frisch St. Tel-Aviv, 64731, Israel +972 3 6944111	Michael Kaplan, Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000	Chaim Friedland, Adv. Ari Fried, Adv. Gornitzky & Co. Zion Building 45 Rothschild Boulevard Tel Aviv, 65784, Israel +972 3 7109191

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. □

Calculation of Registration Fee

Title of each class of securities to be registered	Proposed maximum aggregate offering price (1) (2)	Amount of registration fee
Ordinary shares, par value NIS 1.00 each	$	$

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

(2)	Includes ordinary shares that may be purchased by the underwriters pursuant to an over-allotment option.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)
Issued                , 2013

             SHARES

ORDINARY SHARES

Kamada Ltd. is offering       ordinary shares. This is our initial public offering in the United States. Our ordinary shares are listed on the Tel Aviv Stock Exchange (the “TASE”) under the symbol “KMDA.” On      , 2013, the last reported sale price of our ordinary shares on the TASE was NIS      , or $     , per share (based on the exchange rate reported by the Bank of Israel on such date, which was NIS       per U.S. $1.00). We anticipate that the initial public offering price will be between $         and $         per share.

We will list our ordinary shares on the Nasdaq Global Market under the symbol “KMDA.”

We are an “emerging growth company” under the federal securities laws. Investing in our ordinary shares involves risks. See “Risk Factors” beginning on page 15.

PRICE $                   A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Company(1)
Per Share	$	$	$
Total	$	$	$

(1) Expenses related to the review and qualification of the offering of the ordinary shares by the Financial Regulatory Authority, Inc. (“FINRA”) will be paid by us.

Kamada Ltd. has granted the underwriters the right to purchase up to an additional      ordinary shares to cover over-allotments.

The Securities and Exchange Commission, the Israeli Securities Authority and state regulators have not approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ordinary shares to purchasers on      , 2013.

MORGAN STANLEY	JEFFERIES

     , 2013

TABLE OF CONTENTS

Prospectus Summary	1
Risk Factors	15
Special Note Regarding Forward-Looking Statements	45
Price Range of our Ordinary Shares	46
Use of Proceeds	47
Dividend Policy	48
Capitalization	49
Dilution	50
Selected Consolidated Financial Data	51
Management’s Discussion and Analysis of Financial Condition and Results of Operations	55
Business	74
Management	103
Principal Shareholders	123
Certain Relationships and Related Party Transactions	125
Description of Share Capital	127
Shares Eligible for Future Sale	133
Taxation and Government Programs	134
Underwriters	144
Expenses Relating to this Offering	149
Legal Matters	150
Experts	150
Enforceability of Civil Liabilities	151
Where You Can Find Additional Information	153
Index to Consolidated Financial Statements	F-1

Neither we nor the underwriters have authorized anyone to provide you with information different from that contained in this prospectus, any amendment or supplement to this prospectus or any free writing prospectus prepared by us or on our behalf. Neither we nor the underwriters take any responsibility for, or can provide any assurance as to the reliability of, any information other than the information in this prospectus, any amendment or supplement to this prospectus or any free writing prospectus prepared by us or on our behalf. We are offering to sell ordinary shares and seeking offers to buy ordinary shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the ordinary shares.

We have not taken any action to permit a public offering of the ordinary shares outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the ordinary shares and the distribution of this prospectus outside of the United States.

Until                  , 2013 (25 days after the date of this prospectus), all dealers that buy, sell or trade shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

The (i) audited consolidated financial statements as of December 31, 2011 and 2010 and for the years ended December 31, 2011 and 2010, and the (ii) unaudited consolidated financial statements as of September 30, 2012 and 2011 and for the nine months ended September 30, 2012 and 2011, in this prospectus have been prepared in accordance with the international financial reporting standards (“IFRS”) as issued by the international accounting standards board (“IASB”). None of the financial information in this prospectus has been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

Unless otherwise noted, NIS amounts presented in this prospectus are translated at the rate of $1.00 = NIS 3.91, the exchange rate published by the Bank of Israel as of September 30, 2012.

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PROSPECTUS SUMMARY

This summary highlights information contained in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider in making your investment decision. The following summary is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere in this prospectus. You should read the entire prospectus carefully before making an investment in our ordinary shares. You should carefully consider, among other things, our consolidated financial statements and the related notes and the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Unless the context indicates otherwise, references in this prospectus to “NIS” are to the legal currency of Israel, “U.S. dollars,” “$” or “dollars” are to United States dollars, and the terms “we,” “us,” “our company,” “our,” and “Kamada” refer to Kamada Ltd., along with its consolidated subsidiaries.

KAMADA LTD.

We are an orphan drug focused, plasma-derived protein therapeutics company with an existing marketed product portfolio and a robust late-stage product pipeline. We develop and produce specialty plasma-derived protein therapeutics and currently market these products through strategic partners in the United States and directly, through local distributors, in several emerging markets. We use our proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce Alpha-1 Antitrypsin (“AAT”) in a high purity, liquid form, as well as other plasma-derived proteins. AAT is a protein derived from human plasma with known and newly discovered therapeutic roles given its immuno-modulatory, anti-inflammatory, tissue protective and antimicrobial properties. Our flagship product, Glassia, is the first and only liquid, ready-to-use, intravenous plasma-derived AAT product approved by the United States Food and Drug Administration (the “FDA”). We market Glassia through a strategic partnership with Baxter International Inc. in the United States. Additionally, we have a product line consisting of nine other injectable pharmaceutical products which are marketed, in addition to Glassia, in more than 15 countries, including Israel, Russia, Brazil, India and other countries in Latin America, Eastern Europe and Asia. We currently have five plasma-derived protein products in our development pipeline, including an inhaled formulation of AAT for treatment of AAT deficiency (“Inhaled AAT for AATD”) that is in pivotal Phase II/III clinical trials in Europe and entering into Phase II clinical trials in the United States. In addition, we leverage our expertise and presence in the plasma-derived protein therapeutics market by distributing ten complementary products in Israel that are manufactured by third parties. We have generated an operating profit for the nine month period ended September 30, 2012. Our total revenues have grown from approximately $14.4 million in the year ended December 31, 2009 to $59.5 million in the year ended December 31, 2011, representing a 103% compound annual growth rate. In the nine month period ended September 30, 2012, we generated $51.0 million of total revenues, representing a 33% increase over the corresponding nine month period ended September 30, 2011.

Glassia is an intravenous AAT product that is indicated for chronic augmentation and maintenance therapy in adults with emphysema due to congenital AAT deficiency (“AATD”). AAT is a naturally occurring protein found in a derivative of plasma known as fraction IV which regulates the activity of certain white blood cells known as neutrophils and reduces cell inflammation. Patients with genetic AATD suffer from a chronic inflammatory state, lung tissue damage and a decrease in lung function. We believe that our second generation AAT product, Inhaled AAT for AATD, is currently the only aerosolized AATD treatment in advanced stages of clinical development. We believe that Inhaled AAT for AATD will increase patient convenience and reduce the need for patients to use intravenous infusions of AAT products, thereby further reducing the risk of infection, decreasing the need for clinic visits or nurse home visits and reducing medical costs. In addition, because Inhaled AAT for AATD would be delivered directly to the affected tissue through a nebulizer using a lower dosage, we believe that this product, if approved, will enable us to treat significantly more patients from the same amount of plasma and production capacity and therefore increase our profitability. Additionally, we have successfully completed Phase II clinical studies in Israel for additional novel indications for our AAT products, including for newly diagnosed Type-1 diabetes, cystic fibrosis and bronchiectasis, and we are advancing these new indications in further clinical development.

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Our products are produced using our advanced proprietary technologies and know-how for the separation and purification of proteins derived from human plasma. We produce our plasma-derived protein therapeutics in our state-of-the-art, current Good Manufacturing Practice standards (“cGMP”) compliant, FDA-approved, large scale production facility located in Beit Kama, Israel.

We operate in two segments: the Proprietary Products segment, in which we develop and manufacture plasma-derived therapeutics and market them in more than 15 countries, and the Distribution segment, in which we distribute drugs manufactured by third-parties for critical use in Israel, most of which are produced from plasma or its derivative products.

Our Competitive Strengths

We believe our position in the market is attributable to the following strengths:

•	Focus on growing orphan market opportunities. We believe that the fundamental economic drivers of the orphan diseases market in which we operate are strong. In the United States and Europe, we believe that AATD is currently significantly under-identified and under-treated, as we estimate that only approximately 5% and 2% of all potential cases of AATD are treated in the United States and Europe, respectively, with an aggregate of up to an estimated 200,000 patients suffering from AATD, of which less than 10% have been diagnosed. We expect that our market opportunity for our AAT products, including Glassia and Inhaled AAT for AATD (if approved), will continue to grow as awareness of AATD expands due to factors such as marketing activities, inexpensive and effective diagnosis tools, and improved training. Additionally, the potential treatment of additional indications by our AAT products, such as cystic fibrosis and newly-diagnosed cases of Type-1 diabetes presents a significant orphan drug market opportunity beyond the AATD market.

•	Ability to develop and produce differentiated AAT products. We have used our proprietary plasma-derived protein extraction and purification platform to create approved and pipeline AAT products that we believe have advantages over the products of our competitors. For example, Glassia is the only AAT product in the world that is approved for use in a high purity liquid state which is ready for infusion and does not require reconstitution and mixing before injection, as is required from competing products. Glassia has a number of advantages over other intravenous AAT products, including the reduction of the risk of contamination or infection during the preparation for infusion, reduced potential for allergic reactions due to the absence of stabilizing agents, simple and easy use by the patient or nurse, and the possible reduction of the nurse’s time during home visits, in the clinic or in the hospital. Additionally, we have leveraged our ability to manufacture high purity liquid AAT to develop the next generation of our AAT product, Inhaled AAT for AATD, which is in pivotal Phase II/III clinical trials in Europe and is entering Phase II clinical trials in the United States. If approved, Inhaled AAT for AATD will be the first AAT product that is not required to be delivered intravenously and, instead, is administered through an easy to use nebulizer in two short daily sessions. We believe that the non-invasive Inhaled AAT for AATD will increase patient convenience and reduce the need for patients to use intravenous infusions of AAT products, thereby further reducing the risk of infection, decreasing the need for clinic visits or nurse home visits and reducing medical costs. Because of the high purity and lower amount of AAT used in Inhaled AAT for AATD relative to intravenous infusion, we believe that this product, if approved, will enable us to treat significantly more patients from the same amount of plasma and production capacity and therefore increase our profitability.

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•	Portfolio of marketed products in attractive geographies. In our Proprietary Products segment, we have a product line consisting of ten products that are marketed in the United States and over 15 other countries, including Israel, Russia, Brazil, India and other countries in Latin America, Eastern Europe and Asia. We have derived approximately 43% and 42% of our total revenues in the nine months ended September 30, 2012 and the year ended December 31, 2011, respectively, from sales in the United States and Europe, and approximately 17% and 11% of our total revenues in the nine months ended September 30, 2012 and the year ended December 31, 2011, respectively, from sales in Latin America and Asia. We believe that sales in Latin America and Asia will continue to grow as socioeconomic conditions improve in these emerging markets, resulting in more informed patients who demand better quality medical care. In addition, in our Distribution segment, we leverage our expertise and presence in the plasma-derived protein therapeutics market by distributing in Israel ten complementary plasma-derived, critical-care products manufactured by third-parties.

•	Strategic partnerships with proven, industry-leading partners. We have entered into strategic partnerships with industry-leading companies to leverage their expertise, technology and familiarity with local markets, to achieve broad penetration into local markets and to control our operating costs.

•	In the United States, we established a strategic relationship with Baxter in 2010 regarding our Glassia product and technology. The Baxter strategic relationship provides us with a strong marketing partner and a supplier of fraction IV paste, which we use to produce Glassia to be sold in the United States. Eventually, this relationship will also lead to additional production capacity as Baxter transitions to producing Glassia in its own facilities while paying us royalties, which will free up our facility to produce inhaled formulations of AAT and Glassia for other geographies and indications or other plasma-derived products.

•	Our strategic relationship with Chiesi Farmaceutici S.p.A. for Inhaled AAT for AATD, which we established in 2012, provides us with a partner that is knowledgeable and experienced in developing respiratory products and obtaining regulatory and reimbursement approval for such products in Europe, and has established and proven marketing capabilities to pulmonologists and other respiratory specialists in Europe.

•	Our strategic relationship with PARI Pharma GmbH was established in 2006 and is related to an “eFlow” nebulizer that we jointly developed to administer inhaled formulations of AAT.

•	Our strategic relationship with Kedrion S.p.A., which we established in 2011, will provide us with a strong marketing partner for KamRAB, our rabies immunoglobulin, in the United States (if approved) and will also provide us with plasma supply for the production of KamRAB.

•	Integrated scalable, fully-invested, proprietary platform technology and know-how. Our platform enables us to efficiently produce multiple products and develop new products. Our platform includes our proprietary technology and know-how, which is based on chromatography, a method for the separation of materials based on their chemical and physical characteristics such as electrical charge or molecular size. Our proprietary method and know-how for the separation of proteins from raw materials, such as plasma fractions and hyper-immune plasma, allows us to produce a majority of the proteins that are contained in sufficient concentration in blood plasma. We believe that our production process is highly efficient, in that it produces a higher proportion of final product from a given quantity of plasma or its derivative products and at a higher level of purity than other production processes employed by our competitors. In addition, our production process allows us to produce protein therapeutics from different sources of plasma and plasma derivatives from multiple suppliers. This platform provides us with control over the development and production processes and contributes to lower production costs.

•	Strong financial profile with increasing operating profitability. Our total revenues have grown from approximately $14.4 million in the year ended December 31, 2009 to $59.5 million in the year ended December 31, 2011, representing a 103% compound annual growth rate. In the nine month period ended September 30, 2012, we generated $51.0 million of total revenues, representing a 33% increase over the corresponding nine month period ended September 30, 2011. During this time, our focus on improving our operating efficiency and our increased contribution from our own proprietary products in comparison to the distribution of third-party products increased our operating margin from (9)% to 1%, resulting in operating profit for the nine months ended September 30, 2012. We believe that as Glassia sales continue to grow and we continue to develop our proprietary product pipeline, our operating profitability will continue to improve.

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Our Strategy

We intend to grow our company by pursuing the following strategies:

•	Focus on growing AAT in new indications. We believe that there is significant growth potential for our AAT products in a variety of new indications. We intend to capitalize on these growth opportunities by pursuing approvals for new indications for our AAT products. We completed a Phase II trial in Israel for the use of our intravenous AAT product for the treatment of newly diagnosed Type-1 diabetes. Additionally, we completed a Phase II clinical trial in Israel for the use of an inhaled formulation of AAT for the treatment of cystic fibrosis and bronchiectasis. We intend to continue further clinical trials either by ourselves or with a strategic partner for these new indications. For example, we intend to initiate Phase II trials in the United States for use of our inhaled formulation of AAT for the treatment of cystic fibrosis and AATD, and to continue development of AAT for the treatment of newly diagnosed Type-1 diabetes. Additionally, in pre-clinical studies, our AAT products have demonstrated promising evidence to support development in additional indications, such as chronic obstructive pulmonary disease, graft-versus-host disease and transplantations and others. We anticipate that we can effectively penetrate markets for specialty, niche products for orphan disease indications, as competition is relatively limited and our proprietary production process can give us an advantage in product quality and yield. By increasing the number of products we offer and expanding the indications in which our AAT products are used, we expect to generate higher revenues and further diversify our revenue base.

•	Expand our presence in emerging markets. Our products are currently marketed in more than 15 countries worldwide, primarily in the United States, Israel, Russia, Brazil, India and other countries in Latin America, Eastern Europe and Asia. We continue to focus on further expansion in these markets, as certain emerging markets such as Russia, Brazil and India are expected to continue to experience significant growth in plasma-derived product demand. We believe that this demand will continue to be driven by enhanced socioeconomic conditions and more informed patients who are demanding better quality medical care, as well as increasing government healthcare spending on plasma-derived products in some of these markets. In Latin America, Asia and Russia, we are expanding our presence by establishing and strengthening relationships with distributors as well as obtaining additional marketing authorization for our products. We believe that we are well positioned to take advantage of potential growth in these geographic markets because we have the ability to leverage our existing presence in these local markets. For example, Glassia is already approved by regulators in Russia and Brazil, and we currently have relationships with local distributors in both of those countries. Additionally, we have relationships with local distributors in India and Thailand related to several of our other products.

•	Pursue further strategic partnerships. We continue to examine our options for strategic partnerships for our marketed products and our product pipeline, including pursuing a strategic partner in the United States for our Inhaled AAT for AATD product and for our inhaled formulations of AAT for the treatment of cystic fibrosis and bronchiectasis. Historically, we have sought strategic partners in our target markets with industry leaders where we can benefit from their expertise, brand recognition, technology and familiarity with and penetration into local markets, and to control our operating cost. Our current strategic partnerships include Baxter for Glassia in the United States, Chiesi for Inhaled AAT for AATD in Europe, Kedrion for KamRAB in the United States, and PARI for the “eFlow” nebulizer which we use to administer inhaled formulations of AAT.

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•	Invest in additional pipeline products. We are continuing to pursue further growth by diversifying our product pipeline through the discovery and development of additional plasma-derived protein products for high-value indications. For example, we are currently studying whether additional products can be developed from fraction IV paste and are investigating the development of a recombinant AAT product. We believe that we can leverage our knowledge of AAT, our strength in clinical development and our proprietary platform technology and know-how to produce additional products that could complement our existing, core plasma-derived protein therapeutics products.

Our Existing Products

Our existing products include plasma-derived protein therapeutics that are administered intravenously, intramuscularly or by inhalation and either produced in our Proprietary Products segment or marketed and sold in our Distribution segment. The following chart sets forth our primary products in our Proprietary Products segment, as well as the countries in which the products are currently approved or marketed as indicated:

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Product	Indication	Active Ingredient	Geography
Respiratory
Glassia (or Respira/RespiKam/Ventia in certain countries)	Intravenous AATD	Alpha-1 Antitrypsin (human)	United States, Israel, Russia*, Slovenia, Brazil, Croatia and Argentina*

Immunoglobulins
KamRAB	Prophylaxis of rabies disease	Anti-rabies immunoglobulin (human)	Israel, India, Thailand, El Salvador, Russia*, and Mexico* and Korea

KamRho (D) IM	Prophylaxis of hemolytic disease of newborns	Rho(D) immunoglobulin (human)	Israel, Brazil, India, Argentina, Chile*, El Salvador, Sri Lanka, Russia, Kenya, Nigeria, Sri Lanka* and the Palestinian Authority

KamRho (D) IV	Treatment of immune thermobocytopunic purpura	Rho(D) immunoglobulin (human)	Israel, India and Argentina*

Snake bite antiserum	Treatment of snake bites by the Vipera palaestinae	Anti snake venom	Israel

Other Products
Heparin Lock Flush	To maintain patency of indwelling IV catheter designed for intermittent injection therapy or blood sampling	Heparin sodium	Israel

Kamacaine 0.5%	Local or regional anesthesia or analgesia during surgery, diagnostic and therapeutic procedures and obstetrical procedures. Spinal anesthesia for surgery	Bupivacaine HCl	Israel

Human transferrin (diagnostical grade)	Not for human use	Transferrin	United States, Israel, Germany, Slovakia and France

*              We have regulatory approval, but have not marketed the product in this country in 2012.

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The following chart sets forth our primary products in our Distribution segment:

Product	Indication	Active Ingredient
Respiratory
Bramitob	Management of chronic pulmonary infection due to pseudomonas aeruginosa in patients six years and older with cystic fibrosis	Tobramycin

Immunoglobulins
IVIG 5%	Treatment of various immunodeficiency-related conditions	Gamma globulins (IgG) (human)
Varitect	Preventive treatment after exposure to the virus which causes chicken pox and zoster herpes	Varicella zoster immunoglobulin (human)
Hepatect CP	Prevent contraction of Hepatitis B by adults and children older than two years	Hepatitis B immunoglobulin (human)
Megalotect	Contains antibodies which neutralize cytomegalovirus viruses and prevent their spread in immunologically impaired patients	CMV immunoglobulin (human)

Critical Care
Heparin sodium injection	Treatment of thrombo-embolic disorders such as deep vein thrombosis, acute arterial embolism or thrombosis, thrombophlebitis, pulmonary embolism, fat embolism. Prophylaxis of deep vein thrombosis and thromboembolic events	Heparin sodium
Albumin	Maintains a proper level in the patient’s blood plasma	Human serum Albumin

Coagulation Factors
Factor VIII	Treatment of Hemophilia Type A diseases	Coagulation Factor VIII (human)
Factor IX	Treatment of Hemophilia Type B disease	Coagulation Factor IX (human)

Our Product Pipeline

We are in various stages of clinical development of new products for our Proprietary Products segment that constitute the next generation of products. The following table sets forth our primary product pipeline in our Proprietary Products segment, each such product’s stage of clinical trials, markets in which the product has been approved and our strategic marketing partners, where applicable, for such product or product candidate:

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(1)	“IV” represents intravenous administration of the product. “IH” represents inhaled administration of the product. “IM” represents intramuscular administration of the product.

(2)	Phase I and II are complete in Israel. Phase II / III are in process in Europe. Phase II scheduled to begin in 2013 in the United States.

(3)	Phase I and II are complete in Israel.

(4)	Currently reviewing regulatory pathway for Phase II/III trial in Europe or Israel for newly diagnosed cases of Type-1 diabetes.

(5)	Phase II / III clinical trials are scheduled to begin in the United States in the first quarter of 2013.

(6)	Orphan drug designation in the United States.

(7)	Orphan drug designation in the European Union.

Risks Associated with Our Business

Our business is subject to a number of risks you should be aware of before making an investment decision, as our failure to adequately manage these risks may significantly harm our business. These risks are discussed more fully under the caption “Risk Factors,” and include, but are not limited to, the following:

•	Our business is highly concentrated on our flagship product, Glassia, and our largest geographic region, the United States.

•	We will need to successfully introduce new products and indications, and keep pace with advances in technology.

•	We may not be able to commercialize our product candidates in development.

•	We may not obtain orphan drug designation for our products, or we may lose orphan drug designations.

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•	The commercial success of any of our products that we may develop will depend upon the degree of market acceptance.

Emerging Growth Company Status

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”). Thus, we may take advantage of certain exemptions from various reporting requirements that are applicable to public companies generally. For example, we may elect not to have our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting, as would otherwise be required by Section 404(b) of the Sarbanes-Oxley Act (“S-OX”).

We will cease to be an “emerging growth company” upon the earliest of:

•	the last day of the fiscal year in which the fifth anniversary of this offering occurs;

•	the last day of the fiscal year in which our annual gross revenues are $1 billion or more;

•	the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt securities; or

•	the last day of any fiscal year in which the market value of our ordinary shares held by non-affiliates exceeded $700 million as of the end of the second quarter of that fiscal year.

The JOBS Act also provides that an “emerging growth company” can utilize the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards. However, we are choosing to “opt out” of such extended transition period, and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for companies that are not “emerging growth companies.” Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Corporate Information

We were founded in Israel in 1990. In August 2005, we successfully completed an initial public offering on the TASE. The address of our principal executive office is 7 Sapir St., Kiryat Weizmann Science Park, P.O. Box 4081, Ness Ziona 74140, Israel, and our telephone number is +972 8 9406472. Our website address is www.kamada.com. The reference to our website is intended to be an inactive textual reference and the information on, or accessible through, our website is not intended to be part of this prospectus.

Our trademarks indicated in this prospectus include Glassia, Kamada, KamRAB, Kamada-Respira, RespiKam, Respira, Rebinolin and Ventia. All other trademarks or service marks appearing in this prospectus are the property of their respective holders.

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THE OFFERING

Ordinary shares offered by us	ordinary shares.

Ordinary shares to be outstanding after this offering	ordinary shares.

Over-allotment option of ordinary shares offered by us	ordinary shares.

Use of proceeds

We estimate that our net proceeds from the sale of ordinary shares that we are offering will be approximately $     million, assuming an initial public offering price of $     per share, which is the midpoint of the price range on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering for general corporate purposes, which may include the funding of:

1.    clinical trials;

2.    expanding our distribution capabilities to additional territories;

3.    expanding manufacturing infrastructure; and

4.    research and development for additional AAT indications.

In addition, we may use a portion of the proceeds from this offering to tender for up to approximately $26.5 million aggregate principal amount of our convertible debentures. See “Use of Proceeds.”

Dividend policy	We have not recently paid and do not intend to pay dividends on our ordinary shares. We plan to retain any earnings for use in the operation of our business and to fund future growth.

Proposed Nasdaq symbol	“KMDA.”

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our ordinary shares.

The number of ordinary shares to be outstanding after our initial public offering is based on 28,665,121 ordinary shares outstanding as of December 31, 2012, and excludes:

•	1,532,703 ordinary shares issuable upon the exercise of options issued as incentive compensation outstanding as of September 30, 2012, at a weighted average exercise price of NIS 18.56 (or approximately $4.75), per share;

•	22,576 ordinary shares issuable upon the exercise of warrants outstanding as of September 30, 2012, at weighted average exercise price of NIS 29.89 (or approximately $7.64), per share;

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•	2,693,965 ordinary shares issuable upon the conversion of NIS 100 million ($26.5 million) aggregate principal amount of convertible debentures outstanding as of September 30, 2012, at a conversion price of NIS 37.12 (or approximately $9.49) per share. and

•	1,200,000 ordinary shares reserved for issuance under our 2005 Israeli Share Option Plan (the “2005 Plan”) and our 2011 Israeli Share Option Plan (the “2011 Plan” and, together with the 2005 Plan, the “Option Plans”).

Unless expressly indicated or the context requires otherwise, all information in this prospectus assumes:

•	an initial public offering price of $ per share, which is the midpoint of the estimated offering price range on the cover page of this prospectus; and

•	that the underwriters do not exercise their over-allotment option.

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SUMMARY CONSOLIDATED FINANCIAL DATA

The following table summarizes our consolidated financial data. We have derived the summary consolidated statements of operations data for the years ended December 31, 2011 and 2010 and the consolidated balance sheets data as of December 31, 2011 and 2010 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the summary consolidated statements of operations data for each of the nine months ended September 30, 2012 and 2011 and the summary consolidated balance sheet data as of September 30, 2012 from our unaudited consolidated financial statements that we include elsewhere in this prospectus.

We have prepared the unaudited financial data on the same basis as the audited consolidated financial statements. We have included, in our opinion, all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of the results that should be expected in the future, and our interim results are not necessarily indicative of the results that should be expected for the full year.

The summary of our consolidated financial data set forth below should be read together with our consolidated financial statements and the related notes, as well as the section entitled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere in this prospectus.

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	Nine Months Ended September 30,			Year Ended December 31,
	2012		2011	2011		2010
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenues from Proprietary Products		$30,532	$21,889		$35,308	$22,980
Revenues from Distribution		20,500	16,438		24,175	11,497
Total revenues		51,032	38,327		59,483	34,477
Cost of revenues from Proprietary Products		18,529	13,760		22,188	18,878
Cost of revenues from Distribution		18,100	14,098		20,574	9,827
Total cost of revenues		36,629	27,858		42,762	28,705
Gross profit		14,403	10,469		16,721	5,772
Research and development expenses		8,979	8,379		11,729	9,279
Selling and marketing expenses		1,404	1,828		2,331	2,152
General and administrative expenses		3,565	3,546		5,126	4,543
Operating income (loss)		455	(3,284)		(2,465)	(10,202)
Financial income		455	720		870	560
Income (expense) in respect of currency exchange and translation differences and derivatives instruments, net		(15)	635		937	(1,052)
Income (expense) in respect of revaluation of warrants to fair value		(554)	530		540	(640)
Financial expense		(2,545)	(2,771)		(3,597)	(3,088)
Loss before taxes on income		(2,204)	(4,170)		(3,715)	(14,421)
Taxes on income		600	—		—	—
Net loss		$(2,804)	$(4,170)		$(3,715)	$(14,421)
Loss attributable to equity holders		$(2,804)	$(4,170)		$(3,715)	$(14,421)
Loss per share attributable to equity holders:
Basic		$(0.10)	$(0.15)		$(0.13)	$(0.54)
Diluted		$(0.10)	$(0.17)		$(0.15)	$(0.54)
Weighted-average number of ordinary shares used to compute loss per share attributable to equity holders:
Basic		27,911,623	27,525,682		27,550,643	26,674,717
Diluted		27,912,157	27,842,285		27,703,331	26,674,717
Pro forma earnings per share attributable to equity holders(1):
Basic	$			$
Diluted	$			$

Consolidated Statements of Cash Flows:
Cash flows from operating activities		$(7,988)	$(6,294)		$994	$10,037
Cash flows from investing activities		(3,225)	(3,494)		(1,136)	(22,183)
Cash flows from financing activities		2,516	(462)		(403)	7,430

Other Data:
Adjusted net loss(2)(3)		$(1,276)	$(4,052)		$(3,377)	$(12,161)
Adjusted EBITDA(2)(4)		3,712	(362)		1,453	(5,941)

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	As of September 30, 2012		As of December 31,
	As Adjusted(5)	Actual	2011	2010
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents, restricted cash and short-term investments	$	$33,510	$42,686	$46,071
Trade receivables		12,979	7,131	12,827
Working capital(6)		43,367	44,185	51,545
Total assets		86,170	85,114	91,496
Total liabilities		61,759	62,529	65,016
Total shareholders’ equity		24,411	22,585	26,480

(1)	Pro forma basic and diluted earnings per share have been computed to give effect to the sale by us of ordinary shares in this offering.

(2)	We present adjusted net loss and adjusted EBITDA because we use these non-IFRS financial measures to assess our operational performance, for financial and operational decision-making, and as a means to evaluate period-to-period comparisons on a consistent basis. Management believes these non-IFRS financial measures are useful to investors because: (1) they allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making; and (2) they exclude the impact of non-cash items that are not directly attributable to our core operating performance and that may obscure trends in the core operating performance of the business.

Non-IFRS financial measures have limitations as an analytical tool and should not be considered in isolation from, or as a substitute for, our IFRS results. We expect to continue reporting non-IFRS financial measures, adjusting for the items described below, and we expect to continue to incur expenses similar to the non-cash, non-IFRS adjustments described below. Accordingly, unless otherwise stated, the exclusion of these and other similar items in the presentation of non-IFRS financial measures should not be construed as an inference that these items are unusual, infrequent or non-recurring. Adjusted net loss and adjusted EBITDA are not recognized terms under IFRS and do not purport to be an alternative to IFRS net income (loss) as an indicator of operating performance or any other IFRS measure. Moreover, because not all companies use identical measures and calculations, the presentation of adjusted net loss or adjusted EBITDA may not be comparable to other similarly titled measures of other companies. A reconciliation of our net loss under IFRS to adjusted net loss and to adjusted EBITDA is set forth below in “Selected Consolidated Financial Data.”

(3)	Adjusted net loss is defined as net loss, plus share-based compensation charges and plus or minus expense or income in respect of revaluation of our warrants to fair value. Our management believes that excluding non-cash charges related to share-based compensation provides useful information to investors because of its non-cash nature, varying available valuation methodologies among companies and the subjectivity of the assumptions and the variety of award types that a company can use under the relevant accounting guidance, which may obscure trends in our core operating performance. Similarly, our management believes that excluding the non-cash income (expense) in respect of revaluation of our warrants to fair value is useful to investors because the valuation of our warrants is based on a number of subjective assumptions, the amount of the loss or gain is derived from market forces outside management’s control, and it enables investors to compare our performance with other companies that have different capital structures. Additionally, the revaluation of the fair value of our warrants is not expected to recur in future periods after the first quarter of 2013, as the warrants will expire in the first quarter of 2013.

(4)	Adjusted EBITDA is defined as net loss, plus income tax expense, plus financial expense, net, plus depreciation and amortization expense, plus share-based compensation charges, plus or minus income or expense in respect of exchange and translation differences and derivatives instruments not designated as hedging and plus or minus income or expense in respect of revaluation of our warrants to fair value. Management believes that adjusted EBITDA provides useful information to investors for the same reasons discussed above for adjusted net loss.

(5)	Adjusted amounts give effect to our sale of ordinary shares at an assumed initial public offering price of $ per share, which is the midpoint of the estimated offering price range on the cover page of this prospectus, and after deducting the underwriting discounts and commissions, and estimated offering expenses payable by us, as set forth under “Use of Proceeds.”

(6)	Working capital is defined as total current assets minus total current liabilities.

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RISK FACTORS

Investing in our ordinary shares involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including the consolidated financial statements and the related notes included elsewhere in this prospectus, before deciding whether to invest in our ordinary shares. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely affect our business. If any of the following risks actually occurs, our business, financial condition, results of operations, and future prospects could be materially and adversely affected. In that event, the market price of our ordinary shares could decline, and you could lose part or all of your investment.

Risks Related to Our Business and Industry

Our business is currently highly concentrated on our flagship product, Glassia, and our largest geographic region, the United States. Any adverse market event with respect to such product or the United States would have a material adverse effect on our business.

We rely heavily upon the sales of our AAT intravenous product, Glassia. Revenue from our AATD products comprised approximately 42% and 37% of our total revenues for the nine months ended September 30, 2012 and 2011, respectively, and approximately 44% and 34% of our total revenues for the years ended December 31, 2011 and 2010, respectively. If Glassia were to lose significant sales, or was substantially or completely displaced in the market, we would lose a significant and material source of our total revenues. Similarly, if Glassia were to become the subject of litigation and/or an adverse governmental ruling requiring us to cease sales of Glassia, our business would be adversely affected.

We rely heavily upon sales from the United States, which comprised approximately 38% and 34% of our total revenues for the nine months ended September 30, 2012 and 2011, respectively, and approximately 41% and 22% of our total revenues for the years ended December 31, 2011 and 2010, respectively. If our U.S. sales were significantly impacted by either material changes to government or private payor reimbursement, by other regulatory developments, by competition or other factors, then our business would be adversely affected.

If we are unable to successfully introduce new products and indications or fail to keep pace with advances in technology, our business, financial condition and results of operations could be adversely affected.

We operate in highly innovative businesses. We currently rely on sales of Glassia for a significant portion of our total revenues. However, our continued growth depends in large part on our ability to develop and obtain approval of new products and new indications for our products and product candidates. In particular, obtaining approval of the Inhaled AAT for AATD product from the European Medicines Agency (the “EMA”) initially and the FDA thereafter is critical to our business plan. Failure to obtain regulatory approval of the Inhaled AAT for AATD product or of any of our other product candidates or additional indications would materially adversely impact our business prospects.

The development of innovative products and technologies that improve efficacy, safety, patients’ and clinicians’ ease of use and cost-effectiveness involve significant technical and business risks. The success of new product offerings will depend on many factors, including our ability to properly anticipate and satisfy customer needs, adapt to new technologies, obtain regulatory approvals on a timely basis, demonstrate satisfactory clinical results, manufacture products in an economic and timely manner, and differentiate our products from those of our competitors. If we cannot successfully introduce new products, adapt to changing technologies or anticipate changes in our current and potential customers’ requirements, our products may become obsolete and our business could suffer.

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We may not be able to commercialize our product candidates in development for numerous reasons.

Before obtaining regulatory approval for the sale of our product candidates, including Inhaled AAT for AATD, or for the marketing of existing products for new indications, we must conduct, at our own expense, extensive preclinical tests to demonstrate the safety of our product candidates in animals and clinical trials to demonstrate the safety and efficacy of our product candidates in humans. We cannot predict how long the approval processes of the FDA, the EMA, the regulatory authorities in Israel or any other applicable regulatory authority or agency for any of our product candidates will take or whether any such approvals ultimately will be granted. The FDA, the EMA, the regulatory authorities in Israel and other regulatory agencies have substantial discretion in the drug approval process, and positive results in preclinical testing or early phases of clinical studies offer no assurance of success in later phases of the approval process. The approval process varies from country to country and the requirements governing the conduct of clinical trials, product manufacturing, product licensing, pricing and reimbursement vary greatly from country to country.

Preclinical and clinical testing is expensive, is difficult to design and implement, can take many years to complete and is uncertain as to outcome. A failure of one or more of our clinical trials can occur at any stage of testing. We may experience numerous unforeseen events during, or as a result of, preclinical testing and the clinical trial process that could delay or prevent our ability to receive regulatory approval or commercialize our product candidates, including:

•	regulators may not authorize us to commence or conduct a clinical trial within a country or at a prospective trial site;

•	the regulatory requirements for product approval may not be explicit, may evolve over time and may diverge among jurisdictions;

•	delays may occur in obtaining our clinical materials;

•	our preclinical tests or clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional preclinical testing or clinical trials or to abandon strategic projects;

•	the number of patients required for our clinical trials may be larger than we anticipate, enrollment in our clinical trials may be slower or more difficult than we anticipate or participants may withdraw from our clinical trials at higher rates than we anticipate, any of which would result in significant delays in our clinical testing process;

•	delays may occur in reaching agreement on acceptable clinical trial agreement terms with prospective sites or obtaining institutional review board approval;

•	our third-party contractors, such as a contract research organization, may fail to comply with regulatory requirements or meet their contractual obligations to us;

•	we may be forced to suspend or terminate our clinical trials if the participants are being exposed to unacceptable health risks or if any participant experiences an unexpected serious adverse event;

•	regulators or institutional review boards may require that we hold, suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements;

•	undetected or concealed fraudulent activity by a clinical researcher, if discovered, could preclude the submission of clinical data prepared by that researcher, lead to the suspension or substantive scientific review of one or more of our marketing applications by regulatory agencies, and result in the recall of any approved product distributed pursuant to data determined to be fraudulent;

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•	the cost of our clinical trials may be greater than we anticipate;

•	an audit of preclinical or clinical studies by the FDA, the EMA, the regulatory authorities in Israel or other regulatory authorities may reveal noncompliance with applicable regulations, which could lead to disqualification of the results and the need to perform additional studies; and

•	our product candidates may not achieve the desired clinical benefits or may cause undesirable side effects, or the product candidates may have other unexpected characteristics.

If we are required to conduct additional clinical trials or other testing of our product candidates beyond those that we contemplate, if we are unable to successfully complete our clinical trials or other testing, if the results of these trials or tests are not positive or are only modestly positive or if safety concerns arise, we may:

•	be delayed in obtaining marketing approval for our product candidates;

•	be unable to obtain regulatory and marketing approval;

•	be unable to obtain reimbursement for our products in some countries;

•	obtain approval for indications that are not as broad as we intended;

•	have the product removed from the market after obtaining marketing approval from the FDA, the EMA, the regulatory authorities in Israel or other regulatory authorities; or

•	be delayed in, or prevented from, receiving the receipt of clinical milestone payments from our strategic partners.

Our product development costs will also increase if we experience delays in testing or approvals. We do not know whether any preclinical tests or clinical trials will begin as planned, will need to be restructured or will be completed on schedule, if at all. Significant preclinical or clinical trial delays also could shorten the patent protection period during which we may have the exclusive right to commercialize our product candidates or could allow our competitors to bring products to market before we do, impairing our ability to commercialize our products or product candidates.

Even if preclinical trials are successful, we still may be unable to commercialize a product because of difficulties in obtaining regulatory approval for its engineering process or problems in scaling that process to commercial production.

Pre-clinical studies, including studies of our product candidates in animal models of disease, may not accurately predict the result of human clinical trials of those product candidates. In particular, new indications for our AAT products that are entering into Phase I and II clinical trials may be found not to be safe and/or efficacious when studied further in Phase III trials. To satisfy FDA or foreign regulatory approval standards for the commercial sale of our product candidates, we must demonstrate in adequate and controlled clinical trials that our product candidates are safe and effective. Success in early clinical trials, including Phase II trials, does not ensure that later clinical trials will be successful. Initial results from Phase I and II clinical trials also may not be confirmed by later analysis or subsequent larger clinical trials. A number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials, even after obtaining promising results in earlier clinical trials.

We cannot provide assurance that any products we may seek to develop or are currently developing, such as Inhaled AAT for AATD, will ever be successfully commercialized, and to the extent they are not successfully commercialized, such products could be a significant expense with no reward.

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We may not obtain orphan drug designation for our products, or we may lose orphan drug designations, which would have a material adverse effect on our business.

Many of our products and product candidates, including Inhaled AAT for AATD, have been granted the designation of an orphan drug. One of the incentives provided by an orphan drug designation is market exclusivity for seven years in the United States and ten years in the European Union for the first product in a class approved for the treatment of a rare disease. While the marketing exclusivity of an orphan drug would prevent other sponsors from obtaining approval of the same drug compound for the same indication unless the subsequent sponsors could demonstrate clinical superiority or a market shortage occurs, it would not prevent other sponsors from obtaining approval of the same compound for other indications or the use of other types of drugs for the same use as the orphan drug. We may not be the first product licensed for the treatment of a rare disease. In such a situation, we would not be able to take advantage of market exclusivity and instead the other sponsor would receive such exclusivity. In the event we are unable to fill demand for any orphan drug, it is possible that the FDA or the EMA may view such unmet demand as a market shortage which could impact the market exclusivity. The FDA or the EMA may also, in the future, revisit any orphan drug designation it has conferred upon a drug and retains the ability to withdraw the designation at any time. Additionally, the U.S. Congress has considered, and may consider in the future, legislation that would restrict the duration or scope of the market exclusivity of an orphan drug and, thus, we cannot be sure that the benefits to us of the existing statute will remain in effect.

The commercial success of any products that we may develop, if any, will depend upon the degree of market acceptance by physicians, patients, healthcare payors, opinion leaders, patients’ organizations and others in the medical community.

Any products that we bring to the market may not gain market acceptance by physicians, patients, healthcare payors, opinion leaders, patients’ organizations and others in the medical community. If these products do not achieve an adequate level of acceptance, we may not generate material product revenue and we may not sustain profitability. The degree of market acceptance of our product candidates, if approved for commercial sale, will depend on a number of factors, some of which are beyond our control, including:

•	the prevalence and severity of any side effects;

•	the efficacy, potential advantages and timing of introduction to the market of alternative treatments;

•	the ability to offer our product candidates for sale at competitive prices;

•	relative convenience and ease of administration;

•	the willingness of physicians to prescribe our products;

•	the willingness of patients to use our products;

•	the strength of marketing and distribution support; and

•	third-party coverage or reimbursement.

If we are not successful in achieving market acceptance for any new products that we have developed and have been approved for commercial sale, we may be unable to recover the large investment we have made and plan to make in research and development efforts and our growth strategy will be adversely affected.

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Our products involve biological intermediates that are susceptible to contamination, which could adversely affect our operating results.

Plasma and its derivatives, such as fraction IV, are raw materials that are susceptible to damage and contamination and may contain microorganisms that cause diseases in humans, commonly known as human pathogens, any of which would render such materials unsuitable as raw material for further manufacturing. Almost immediately after collection from a donor, plasma and plasma derivatives must be stored and transported at temperatures that are at least -20 degrees Celsius (-4 degrees Fahrenheit). Improper storage or transportation of plasma or plasma derivatives by us or third-party suppliers may require us to destroy some of our raw material. In addition, plasma and plasma derivatives are also suitable for use only for certain periods of time once removed from storage. If unsuitable plasma or plasma derivatives are not identified and discarded prior to release to our manufacturing processes, it may be necessary to discard intermediate or finished products made from that plasma or plasma derivatives, or to recall any finished product released to the market, resulting in a charge to cost of goods sold and harm to our brand and reputation. Furthermore, if we distribute plasma-derived protein therapeutics that are produced from unsuitable plasma because we have not detected any contaminants or impurities, we could be subject to product liability claims and our reputation would be adversely affected.

Additionally, despite overlapping safeguards, including the screening of donors and other steps to remove or inactivate viruses and other infectious disease-causing agents, the risk of transmissible disease through plasma-derived protein therapeutics cannot be entirely eliminated. If a new infectious disease was to emerge in the human population, the regulatory and public health authorities could impose precautions to limit the transmission of the disease that would impair our ability to manufacture our products. Such precautionary measures could be taken before there is conclusive medical or scientific evidence that a disease poses a risk for plasma-derived protein therapeutics. In recent years, new testing and viral inactivation methods have been developed that more effectively detect and inactivate infectious viruses in collected plasma. There can be no assurance, however, that such new testing and inactivation methods will adequately screen for, and inactivate, infectious agents in the plasma or plasma derivatives used in the production of our plasma-derived protein therapeutics. Additionally, this could trigger the need for changes in our existing inactivation and production methods, including the administration of new detection tests, which could result in delays in production until the new methods are in place, as well as increased costs that may not be readily passed on to our customers.

Plasma and plasma derivatives can also become contaminated through the manufacturing process itself, such as through our failure to identify and purify the contaminant through our manufacturing process or failure to maintain a high level of sterility within our manufacturing facilities.

Once we have manufactured our plasma-derived protein therapeutics, they must be handled carefully and kept at appropriate temperatures. Our failure, or the failure of third parties that supply, ship or distribute our products, to properly care for our plasma-derived products may result in the requirement that such products be destroyed.

While we expect to write off small amounts of work-in-process inventories in the ordinary course of business because of the complex nature of plasma and plasma derivatives, our processes and our plasma-derived protein therapeutics, unanticipated events may lead to write-offs and other costs materially in excess of our expectations. We had in the past situations that have caused us to write off the value of our product. Such write-offs and other costs could cause material fluctuations in our operating results. Furthermore, contamination of our plasma-derived protein therapeutics could cause consumers or other third parties with whom we conduct business to lose confidence in the reliability of our manufacturing procedures, which could adversely affect sales and operating results.

Our ability to continue manufacturing and distributing our plasma-derived protein therapeutics depends on our continued adherence to cGMP regulations.

The manufacturing processes for our products are governed by detailed written procedures and regulations that set forth cGMP requirements for blood products, including plasma and plasma derivative products. Failure by our quality operations unit to adhere to established procedures or regulations, or to meet a specification set forth in cGMP requirements, could require that a product or material be rejected and destroyed. There are relatively few opportunities for us to rework, reprocess or salvage nonconforming materials or products. Our manufacturing process and facilities are not currently approved by the EMA, and we will need to obtain such approval prior to beginning manufacture of products (including Inhaled AAT for AATD) to be marketed and sold in Europe.

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Our adherence to cGMP regulations and the effectiveness of our quality control systems are periodically assessed through inspections of our manufacturing facility in Beit Kama, Israel by the FDA and regulatory authorities of other countries. Such inspections could result in deficiency citations, which would require us to take action to correct those deficiencies to the satisfaction of the applicable regulatory authorities. If serious deficiencies are noted or if we are unable to prevent recurrences, we may have to recall products or suspend operations until appropriate measures can be implemented. We are required to report certain deviations from procedures to the FDA. Even if we determine that the deviations were not material, the FDA could require us to take certain measures to address the deviations. Since cGMP reflects ever-evolving standards, we regularly need to update our manufacturing processes and procedures to comply with cGMP. These changes may cause us to incur additional costs and may adversely impact our profitability. For example, more sensitive testing assays (if and when they become available) may be required or existing procedures or processes may require revalidation, all of which may be costly and time-consuming and could delay or prevent the manufacturing of a product or launch of a new product.

The biologic properties of plasma and plasma derivatives are variable, which may adversely impact our levels of product yield from our plasma or plasma derivative supply.

Due to the nature of plasma, there will be variations in the biologic properties of the plasma or plasma derivatives we purchase that may result in fluctuations in the obtainable yield of desired fractions, even if cGMP is followed. Lower yields may limit production of our plasma-derived protein therapeutics because of capacity constraints. If these batches of plasma with lower yields impact production for extended periods, we may not be able to fulfill orders on a timely basis and the total capacity of product that we are able to market could decline and our cost of goods sold could increase, thus reducing our profitability.

Usage of our products may lead to serious and unexpected side effects, which could materially adversely affect our business and may, among other factors, lead to our products being recalled and our reputation being harmed, resulting in an adverse effect on our operating results.

As with many pharmaceutical products, the use of our plasma-derived protein therapeutics may produce undesirable side effects or adverse reactions or events. For the most part, these side effects are known, are expected to occur at some frequency and are described in the products’ labeling. Known side effects of a number of our plasma-derived protein therapeutics include headache, nausea and additional common protein infusion related events such as flu-like symptoms, dizziness and hypertension. The occurrence of known side effects on a large scale could adversely affect our reputation and public image, and hence also our operating results.

In addition, the use of our plasma-derived protein therapeutics may be associated with serious and unexpected side effects, or with less serious reactions at a greater than expected frequency. This may be especially true when our products are used in critically ill patient populations. When these unexpected events are reported to us, we typically make a thorough investigation to determine causality and implications for product safety. These events must also be specifically reported to the applicable regulatory authorities. If our evaluation concludes, or regulatory authorities perceive, that there is an unreasonable risk associated with one of our products, we would be obligated to withdraw the impacted lot or lots of that product or, in certain cases, to withdraw the product entirely. Furthermore, it is possible that an unexpected side effect caused by a product could be recognized only after extensive use of the product, which could expose us to product liability risks, enforcement action by regulatory authorities and damage to our reputation.

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We are subject to a number of existing laws and regulations in multiple jurisdictions, non-compliance with which could adversely affect our business, financial condition and results of operations, and we are susceptible to a changing regulatory environment which could increase our compliance costs or reduce profit margins.

Any new product must undergo lengthy and rigorous testing and other extensive, costly and time-consuming procedures mandated by the FDA and similar authorities in other jurisdictions, including the EMA and the regulatory authorities in Israel. Our facilities must be approved and licensed prior to production and remain subject to inspection from time to time thereafter. Failure to comply with the requirements of the FDA or similar authorities in other jurisdictions, including a failed inspection or a failure in our reporting system for adverse effects of our products experienced by the users of our products, could result in warning letters, product recalls or seizures, monetary sanctions, injunctions to halt the manufacture and distribution of products, civil or criminal sanctions, refusal of a regulatory authority to grant approvals or licenses, restrictions on operations or withdrawal of existing approvals and licenses. Any of these actions could cause direct liabilities or a loss of customer confidence in us and our products, which could adversely affect our sales, reputation and results of operations.

In addition, changes in the regulation of our activities, such as increased regulation affecting safety requirements or new regulations such as limitations on the prices charged to customers in the European Union, the United States, Israel or other jurisdictions in which we operate, could materially adversely affect our business. In addition, the requirements of different jurisdictions in which we operate may become less uniform, creating a greater administrative burden and generating additional compliance costs, which would have a material adverse effect on our profit margins.

We would become supply-constrained and our financial performance would suffer if we were unable to obtain adequate quantities of source plasma or plasma derivatives or specialty ancillary products approved by the FDA, the EMA or the regulatory authorities in Israel, or if our suppliers were to fail to modify their operations to meet regulatory requirements.

Our products that generate the majority of our revenues depend on our access to U.S. or European source plasma or its derivative, fraction IV. Our plasma and fraction IV are purchased from third-party licensed suppliers which are also responsible for the fractionation process, pursuant to multiple purchase agreements. We have entered into a number of supply agreements with various third parties in the United States and Europe, some of which are also strategic partners in the distribution of our proprietary products. These agreements contain various termination provisions, including upon a material breach of either party, force majeure and, with respect to supply agreements with strategic partners, the failure or delay on the part of either party to obtain the applicable regulatory approvals or the termination of the principal strategic relationship. If we are unable to obtain adequate quantities of source plasma or fraction IV approved by the FDA, the EMA or the regulatory authorities in Israel from these providers, we may be unable to find an alternative cost-effective source.

In order for plasma and fraction IV to be used in the manufacturing of our plasma-derived protein therapeutics, the individual centers at which the plasma is collected must be licensed and approved by the relevant regulatory authorities, such as the FDA or the EMA. When a new plasma collection center is opened, and on an ongoing basis after its licensure, it must be inspected by the FDA and the EMA and the regulatory authorities in Israel for compliance with cGMP and other regulatory requirements. An unsatisfactory inspection could prevent a new center from being licensed or lead to the suspension or revocation of an existing license. If we or relevant regulatory authorities determine a plasma collection center did not comply with cGMP in collecting plasma, we may be unable to use and may ultimately destroy plasma collected from that center, which may impact on our ability to timely meet our manufacturing and supply obligations. Additionally, if noncompliance in the plasma collection process is identified after the impacted plasma has been pooled with compliant plasma from other sources, entire plasma pools, in-process intermediate materials and final products could be impacted. Consequently, we could experience significant inventory impairment provisions and write-offs which could adversely affect our business and financial results.

In addition, the plasma supplier’s fractionation process must also meet standards of the FDA, the EMA and the regulatory authorities in Israel. If a plasma supplier is unable to meet such standards, we will not be able to use the plasma derivatives provided by such supplier, which may impact on our ability to timely meet our manufacturing and supply obligations.

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If we were unable to obtain adequate quantities of source plasma or plasma derivatives approved by the FDA, the EMA or the regulatory authorities in Israel, we would be limited in our ability to maintain or increase current manufacturing levels of our plasma derivative products, as well as our ability to conduct the research required to maintain a robust product pipeline. As a result, we could experience a substantial decrease in total revenues or profit margins, a potential breach of distribution agreements, a loss of customers, a negative effect on our reputation as a reliable supplier of plasma derivative products or a substantial delay in our production and strategic growth plans.

The ability to increase plasma collections may be limited, our supply of plasma and plasma derivatives could be disrupted or the cost of plasma and plasma derivatives could increase substantially, as a result of numerous factors, including a reduction in the donor pool, increased regulatory requirements, decreased number of plasma supply sources due to consolidation and new indications for plasma-derived protein therapeutics, which could increase demand for plasma and plasma derivatives and lead to shortages.

We are also dependent on a number of suppliers who supply specialty ancillary products used in the production process, such as specific gels and filters. Each of these specialty ancillary products is provided by a single, exclusive supplier. If these suppliers were unable to provide us with these specialty ancillary products or if our relationships with these suppliers deteriorate, the production of our products would be materially adversely affected, which would adversely affect our sales and results of operations.

In addition, regulatory requirements, including cGMP regulations, continually evolve. Failure of our plasma suppliers to adjust their operations to conform to new standards as established and interpreted by applicable regulatory authorities would create a compliance risk that could impair our ability to sustain normal operations.

We have been required to conduct post-approval clinical trials of Glassia as a condition to marketing the product in the United States, and we may be required to conduct post-approval clinical trials as a condition to licensing or distributing other products.

When a new product is approved, the FDA or other regulatory authorities may require post-approval clinical trials, sometimes called Phase IV clinical trials. For example, the FDA has required that we conduct Phase IV clinical trials of Glassia. The trials are aimed at collecting additional safety data, such as the immune response in the body of a human or animal, commonly referred to as immunogenicity, viral transmission, levels of the protein in the lung, or epithelial lining fluid, and certain efficacy endpoints requested by the FDA. If the results of such trials are unfavorable and demonstrate a previously undetected risk or provide new information that puts the patients at risk, this could result in the loss of the approval to market the product in the United States and other countries, with a resulting loss of sales. Other products we develop may face similar requirements, which would require additional resources and which may not be successful.

The nature of producing plasma-derived protein therapeutics may prevent us from responding in a timely manner to market forces and effectively managing our production capacity.

The production of plasma-derived protein therapeutics is a lengthy and complex process. Our ability to match our production of plasma-derived protein therapeutics to market demand is imprecise and may result in a failure to meet the market demand for our plasma-derived protein therapeutics or potentially in an oversupply of inventory. Failure to meet market demand for our plasma-derived protein therapeutics may result in customers transitioning to available competitive products, resulting in a loss of segment share or customer confidence. In the event of an oversupply in the market, we may be forced to lower the prices we charge for some of our plasma-derived protein therapeutics, record asset impairment charges or take other action which may adversely affect our business, financial condition and results of operations.

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In our Proprietary Products segment, we currently rely on one of our strategic partners that accounts for a significant portion of our total sales and our distribution plan for our principal product candidate relies on another strategic partner, and any disruption to our relationships with these distributors would have an adverse effect on our results of operations and profitability.

We have a partnership arrangement with Baxter, pursuant to which Baxter is the sole distributor of Glassia in the United States, Canada, Australia and New Zealand. Sales to Baxter accounted for approximately 37%, 41% and 30% of our total revenues in the nine months ended September 30, 2012 and the years ended December 31, 2011 and 2010, respectively. Additionally, we depend upon Baxter for the supply of fraction IV plasma for our production of Glassia to be sold in the United States. See “Risk Factors—We would become supply-constrained and our financial performance would suffer if we were unable to obtain adequate quantities of source plasma or plasma derivatives or specialty ancillary products approved by the FDA, the EMA or the regulatory authorities in Israel, or if our suppliers were to fail to modify their operations to meet regulatory requirements.”

Currently, revenue derived from our relationship with Baxter consists solely of sales of Glassia, which we incur cost of revenues to produce. However, Baxter is expected to begin producing Glassia itself in 2015 and pay us royalties. While we would generate higher margins from royalties, as we would not incur cost of revenues, we will receive lower revenues per unit sold. We plan to replace that revenue by producing other AAT products, including for sales in Europe, and increases in the volume of units sold. If we could not obtain approval and make such sales in Europe or were unable to increase sales of our products, our revenues would be impacted and our operating results would be impacted as we would continue to incur the fixed costs relating to our manufacturing facility.

In addition, for Inhaled AAT for AATD, we intend to rely on our relationship with Chiesi for the distribution of Inhaled AAT for AATD in Europe and to obtain reimbursement for our Inhaled AAT for AATD product in Europe. Chiesi’s failure to adequately distribute or to obtain reimbursement will have a material adverse effect on our expected profitability from sales of Inhaled AAT for AATD in Europe.

If our relationship with Baxter were to deteriorate, our sales through this channel and our supply of fraction IV could be adversely affected. If we fail to maintain our relationship with Baxter or Chiesi, we could face significant costs in finding a replacement distributor for the markets Baxter and Chiesi serve for Glassia and Inhaled AAT for AATD, respectively, and a replacement supplier of fraction IV for Glassia. Delays in establishing a relationship with a new distributor and supplier could lead to a decrease in our sales and a deterioration in our market share compared to one or more of our competitors. Any of the foregoing developments could have an adverse effect upon our sales, margins and profitability.

Each inhaled formulation of AAT, including Inhaled AAT for AATD, is being developed with a specific nebulizer produced by PARI, and the occurrence of an adverse market event or PARI’s non-compliance with its obligations would have a material adverse effect on the commercialization of any inhaled formulation of AAT.

We are dependent upon PARI for the commercialization of any inhaled formulation of AAT, including our second generation AATD product, Inhaled AAT for AATD. We have an agreement with PARI, pursuant to which it is required to obtain the appropriate clearance to market PARI’s eFlow device, which is a device required for the administration of inhaled formulation of AAT, from the EMA and FDA for use with Inhaled AAT for AATD. See “Business—Strategic Partnerships—PARI.” Failure of PARI to achieve these authorizations will have a material adverse effect on the commercialization of any inhaled formulation of AAT, including Inhaled AAT for AATD, which would harm our growth strategy.

Additionally, pursuant to the agreement, PARI is obligated to manufacture and supply all of the market demand for the eFlow device for use in conjunction with any inhaled formulation of AAT and, we are required to purchase all of our volume requirements from PARI. Any event which permanently, or for an extended period, prevents PARI from supplying the required quantity of devices would have an adverse effect on the commercialization of any inhaled formulation of AAT, including Inhaled AAT for AATD.

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Our Distribution segment is dependent on a few suppliers, and any disruption to our relationship with these suppliers, or their inability to supply us with the products we sell, in a timely manner, in adequate quantities and/or at a reasonable cost, would have a material adverse effect on our business, financial condition and results of operations.

In our Distribution segment, sales of products supplied by Bioproducts Laboratories Ltd. and Biotest A.G. represented 39% and 42% of our total revenues for the nine months ended September 30, 2012 and 2011, respectively. While we have distribution agreements with each of these suppliers, these agreements do not obligate these suppliers to provide us with minimum amounts of our Distribution segment products. Purchases of our Distribution segment products from our suppliers are typically on a purchase order basis. We work closely with our suppliers to develop annual forecasts, but these forecasts are not obligations or commitments. However, if we fail to submit purchase orders that meet our annual forecasts, we could lose exclusivity or the agreement could be terminated. These suppliers may experience capacity constraints that result in their being unable to supply us with products in a timely manner, in adequate quantities and/or at a reasonable cost. Contributing factors to supplier capacity constraints include, among other things, industry or customer demands in excess of machine capacity, labor shortages and changes in raw material flows. These suppliers may also choose not to supply us with products at their discretion or raise prices to a level that would render our products non competitive. Any significant interruption in the supply of these products could result in us being unable to meet the demands of our customers, which would have a material adverse effect on our business, financial condition and results of operations.

Additionally, if our relationship with either were to deteriorate, our distribution sales could be adversely affected. If we fail to maintain our existing relationships with these suppliers, we could face significant costs in finding a replacement supplier, and delays in establishing a relationship with a new supplier could lead to a decrease in our sales and a deterioration in our market share compared to one or more of our competitors.

Our business requires substantial capital, including potential investments in large capital projects, to operate and grow and to achieve our strategy of realizing increased operating leverage.

In order to obtain FDA, EMA and other regulatory approval for product candidates and new indications for existing products, we are required to enhance the facilities in which and processes by which we manufacture existing products, to develop new product delivery mechanisms for existing products and to develop innovative product additions and conduct clinical trials. We face a number of obstacles that we will need to overcome in order to achieve these goals, including but not limited to the successful development of an experimental product for use in clinical trials, the design of clinical study protocols acceptable to the FDA, the EMA and other regulatory authorities, the successful outcome of clinical trials, scaling our manufacturing processes to produce commercial quantities or successfully transition technology, obtaining FDA, EMA and other regulatory approvals of our products or processes and successfully marketing an approved product or new product with our new process. To finance these various activities, we may need to incur future debt or issue additional equity, and we may not be able to structure our debt obligations on favorable economic terms. A failure to fund these activities may harm our growth strategy, competitive position, quality compliance and financial condition.

In addition, any enhancements to our manufacturing facilities necessary to obtain FDA or EMA approval for product candidates or new indications for existing products could require large capital projects. We may also undertake such capital projects in order to maintain compliance with cGMP or expand capacity. Capital projects of this magnitude involve technology and project management risks. Technologies that have worked well in a laboratory or in a pilot plant may cost more or not perform as well, or at all, in full scale operations. Projects may run over budget or be delayed. We cannot be certain that these projects will be completed in a timely manner or that we will maintain our compliance with cGMP, and we may need to spend additional amounts to achieve compliance. Additionally, by the time these multi-year projects are completed, market conditions may differ significantly from our assumptions regarding competitors, customer demand, alternative therapies, reimbursement and public policy, and as a result capital returns may not be realized. A failure to invest in large capital projects may harm our competitive position and financial condition. In addition, to fund large capital projects, we may need to incur future debt or issue additional equity, and we may not be able to structure our debt obligations on favorable economic terms. A failure to fund these activities may harm our growth strategy, competitive position, quality compliance and financial condition.

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Our Proprietary Products segment operates in a highly competitive market.

We compete with well-established drug companies, including two to four large competitors for each of our products in the Proprietary Products segment. These large competitors include CSL Behring Ltd., Baxter, Cangene Corporation and Grifols S.A., which recently acquired a previous competitor, Talecris Biotherapeutics, Inc. We compete against these companies for, among other things, licenses, expertise, clinical trial patients and investigators, consultants and third-party strategic partners. We also compete with these companies for market share for certain products in the Proprietary Products segment. Our large competitors have advantages in the market because of their size, financial resources, markets and the duration of their activities and experience in the relevant market, especially in the United States and countries of the European Union. As a result, they may be able to devote more funds to research and development and new production technologies, as well as to the promotion of their products and business. These competitors may also be able to sustain for longer periods a deliberate substantial reduction in the price of their products or services. Some of them also have an additional advantage regarding the availability of raw materials, as they manufacture plasma and its products, and own companies that collect or produce raw materials such as plasma. Other than our AAT products, our products generally do not benefit from patent protection and compete against similar products produced by other providers.

Additionally, the development by a competitor of a similar or superior product or increased pricing competition may result in a reduction in our net sales or a decrease in our profit margins.

For example, we believe that there are two main competitors in the AAT market: Grifols and CSL. We estimate that Grifols’s AAT by infusion product for the treatment of AATD, Prolastin A1PI, accounts for more than 70% of sales in the worldwide market for the treatment of AATD, and is the only product that is allowed to be sold in both Europe and the United States. Due to its limited availability, CSL’s product is mainly sold in the United States. Apart from its sales through Talecris, Grifols is also a local producer of the product in the Spanish market and operates in Brazil. There is another, smaller local producer in the French market, LFB S.A.

Similarly, if a new AAT formulation with a significantly improved rate of administration is adopted (including, for example, aerosol inhalation or one that can demonstrate statistically significant efficacy), the market share of our current AAT product, Glassia, could be negatively impacted. While we are in the process of developing Inhaled AAT for AATD, our competitors may also be attempting to develop products which could be substitutions for AAT products, such as gene therapy. While we believe that these products are in the early stages of development, they may eventually be successfully developed and launched. Furthermore, even if we are able to commercialize Inhaled AAT for AATD prior to the development of comparable products by our competitors, sales of Inhaled AAT for AATD could adversely impact our revenue and growth of sales of Glassia, our current AATD product.

In addition, our plasma-derived protein therapeutics face competition from existing non-plasma products and other courses of treatments. For example, we believe our main competitor for KamRho(D) (IM and IV) is Ortho-Clinical Diagnostics, Inc. (recently acquired by Kedrion), which sells a product that we estimate accounts for approximately 50% of sales in the U.S. anti-Rh market. We believe there are three additional competitors in this market: Cangene, Grifols and CSL. Additionally, in 2008, GlaxoSmithKline plc and Amgen Inc. launched thrombopoietin inhibitors targeting immune thermobocytopunic purpura patients, which may reduce the demand for intravenous immunoglobulins (“IVIG”) to treat immune thermobocytopunic purpura. New treatments, such as small molecules, monoclonal or recombinant products, may also be developed for indications for which our products are now used. We do not currently sell any recombinant products. We have begun developing recombinant versions of AAT, but we cannot be certain that such products will ever be approved or commercialized. The main advantage of recombinant AAT is its potentially higher availability at lower price per raw material. As a result, our product offerings may remain plasma-derived, even if our competitors offer competing recombinant or other non-plasma products or treatments.

Sales in our Distribution segment rely primarily on our ability to win tender bids based on the price and availability of our products in annual public tender processes.

We primarily sell our Distribution segment products through offers to participate in public tenders, which occur on an annual basis. The public tender process involves health maintenance organizations and hospitals soliciting bids from several potential suppliers, including us, and selecting the winning bid based on several attributes, primarily price and availability. The annual public tender process is also used by our existing customers to determine their suppliers. As a result, our existing relationships with customers in our Distribution segment do not guarantee additional orders from such customers year to year.

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In 2010 through 2012, we benefitted from the temporary suspension of two of our competitors from selling their IVIG products in Israel. This suspension has been lifted and both competitors are now able to distribute plasma-derived protein therapeutics in the Israeli market. As these competing IVIG products returned to the market by the end of 2012, we expect to see increased competition for our Distribution segment products, which could lead to decreased revenues from our Distribution segment. For example, we recently participated in a public tender in Israel with these competitors. During this public tender process, some of our customers in prior years chose to purchase their supply requirements from our competitors. As a result, we expect that revenues from our Distribution segment will decrease in 2013.

Our existing and new competitors may also have significantly greater financial resources than us, which they could use to promote their products and business. Greater financial resources would also enable our competitors to substantially reduce the price of their products or services. If our competitors are able to offer prices lower than us, our ability to win tender bids during the annual tender process will be materially affected, and could reduce our total revenues or decrease our profit margins.

Certain of our products have historically been, and may in the future be, subject to supply-driven price fluctuations.

Certain of our products in both segments have historically been subject to price fluctuations as a result of changes in the production capacity available in the industry, the availability and pricing of plasma, development of competing products and the availability of alternative therapies. Higher prices for plasma-derived protein therapeutics have traditionally spurred increases in plasma production and collection capacity, resulting over time in increased product supply and lower prices. As demand continues to grow, if plasma supply and manufacturing capacity do not commensurately expand, prices tend to increase. Additionally, consolidation in plasma companies has led to a decrease in the number of plasma suppliers in the world, as either manufacturers of plasma-based pharmaceuticals purchase plasma suppliers or plasma suppliers are shut down in response to the number of manufacturers of plasma-based pharmaceuticals decreasing, which may lead to increased prices. We may not be able to pass along these increased plasma and plasma-derivative prices to our customers, which would reduce our profit margins.

Sales of our Distribution segment products are made through public tenders of Israeli hospitals and health maintenance organizations on an annual basis. The prices we can offer, as well as the availability of products, are key factors in the tender process. If our suppliers in the Distribution segment cannot sell us products at a competitive price or cannot guarantee sufficient quantities of products, we may lose the tenders.

Product liability claims or product recalls involving our products or products we distribute could have a material adverse effect on our business.

Our business exposes us to the risk of product liability claims that are inherent in the manufacturing, distribution and sale of plasma-derived therapeutic protein products and other drug products. We face an inherent risk of product liability exposure related to the testing of our product candidates in human clinical trials and an even greater risk when we commercially sell any products including those manufactured by others that we distribute in Israel. If we cannot successfully defend ourselves against claims that our product candidates or products caused injuries, or any indemnities we have negotiated do not cover any losses, we could incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

•	decreased demand for our plasma-derived protein therapeutics and any product candidates that we may develop;

•	injury to our reputation;

•	difficulties in recruitment of new participants to our future clinical trials and withdrawal of current clinical trials’ participants;

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•	costs to defend the related litigation;

•	substantial monetary awards to trial participants or patients;

•	difficulties in finding distributors to our products;

•	difficulties in entering strategic partnerships with third parties;

•	diversion of management’s attention;

•	loss of revenue; and

•	the inability to commercialize any products that we may develop.

Plasma is biological matter that is capable of transmitting viruses and pathogens, whether known or unknown. Therefore, plasma derivative products, if not properly tested, inactivated, processed, manufactured, stored and transported, could cause serious disease and possibly death to the patient. Further, even when such steps are properly effected, viral and other infections may escape detection using current testing methods and may not be susceptible to inactivation methods. Any transmission of disease through the use of one of our products or third-party products sold by us could result in claims against us by persons allegedly infected by such products.

In addition, we sell and distribute third-party products in Israel, and the laws of Israel could also expose us to product liability claims for those products. Furthermore, the presence of a defect in a product could require us to carry out a recall of such product. A product liability claim or a product recall could result in substantial financial losses, negative reputational repercussions and an inability to retain customers. Although we maintain insurance for certain types of losses, claims made against our insurance policies could exceed our limits of coverage or be outside our scope of coverage. Additionally, as product liability insurance is expensive and can be difficult to obtain, a product liability claim could increase our required premiums or otherwise decrease our access to product liability insurance on acceptable terms. In turn, we may not be able to maintain insurance coverage at a reasonable cost and may not be able to obtain insurance coverage that will be adequate to satisfy liabilities that may arise.

Regulatory approval for our products is limited by the FDA and similar authorities in other jurisdictions to those specific indications and conditions for which clinical safety and efficacy have been demonstrated, and the prescription or promotion of off-label uses could adversely affect our business.

Any regulatory approval of our products is limited to those specific diseases and indications for which our products have been deemed safe and effective by the FDA or similar authorities in other jurisdictions. In addition to the regulatory approval required for new formulations, any new indication for an approved product also requires regulatory approval. Once we produce a plasma-derived protein therapeutic, we rely on physicians to prescribe and administer it as we have directed and for the indications described on the labeling. It is not, however, unusual for physicians to prescribe medication for unapproved, or “off-label,” uses or in a manner that is inconsistent with the manufacturer’s directions. To the extent such off-label uses and departures from our administration directions become pervasive and produce results such as reduced efficacy or other adverse effects, the reputation of our products in the marketplace may suffer. In addition, off-label uses may cause a decline in our revenues or potential revenues, to the extent that there is a difference between the prices of our product for different indications.

Furthermore, while physicians may choose to prescribe drugs for uses that are not described in the product’s labeling and for uses that differ from those approved by regulatory authorities, our ability to promote the products is limited to those indications that are specifically approved by the FDA or other regulators. Although regulatory authorities generally do not regulate the behavior of physicians, they do restrict communications by companies on the subject of off-label use. If our promotional activities fail to comply with these regulations or guidelines, we may be subject to warnings from, or enforcement action by, these authorities. In addition, failure to follow FDA rules and guidelines relating to promotion and advertising can result in the FDA’s refusal to approve a product, the suspension or withdrawal of an approved product from the market, product recalls, fines, disgorgement of money, operating restrictions, injunctions or criminal prosecution.

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The loss of one or more of our key employees could harm our business.

We depend on the continued service and performance of our key employees, including David Tsur, our Chief Executive Officer, and our other senior management. We have entered into employment agreements with all of our senior management, including Mr. Tsur, and other key employees. Either party, however, can terminate these agreements for any reason. The loss of key members of our executive management team could disrupt our operations or product development and have an adverse effect on our ability to grow our business.

Our ability to attract, recruit, retain and develop qualified employees is critical to our success and growth.

We compete in a market that involves rapidly changing technological and regulatory developments that require a wide ranging set of expertise and intellectual capital. In order for us to successfully compete and grow, we must attract, recruit, retain and develop the necessary personnel who can provide the needed expertise across the entire spectrum of our intellectual capital needs. While we have a number of our key personnel who have substantial experience with our operations, we must also develop our personnel to provide succession plans capable of maintaining continuity in the midst of the inevitable unpredictability of human capital. However, the market for qualified personnel is competitive, and we may not succeed in recruiting additional personnel, retaining current personnel or effectively replacing current personnel who depart with qualified or effective successors. Many of the companies with which we compete for experienced personnel have greater resources than us.

Our effort to retain and develop personnel may also result in significant additional expenses, which could adversely affect our profitability. We cannot assure that qualified employees will continue to be employed or that we will be able to attract and retain qualified personnel in the future. Failure to retain or attract key personnel could have a material adverse effect on our business, financial condition and results of operations.

We are subject to risks associated with doing business globally.

Our operations are subject to risks inherent in conducting business globally and under the laws, regulations and customs of various jurisdictions and geographies. These risks include fluctuations in currency exchange rates, changes in exchange controls, loss of business in government and public tenders that are held annually in many cases, nationalization, expropriation and other governmental actions, availability of raw materials, changes in taxation, importation limitations, export control restrictions, changes in or violations of applicable laws, including the U.S. Foreign Corrupt Practices Act (“FCPA”), the U.K. Bribery Act of 2010, pricing restrictions, economic and political instability, disputes between countries, diminished or insufficient protection of intellectual property, and disruption or destruction of operations in a significant geographic region regardless of cause, including war, terrorism, riot, civil insurrection or social unrest. Failure to comply with, or material changes to, the laws and regulations that affect our global operations could have an adverse effect on our business, financial condition or results of operations.

We are subject to foreign currency exchange risk.

We receive payment for our sales and make payments for resources in a number of different currencies. While our sales and expenses are primarily denominated in U.S. dollars, our financial results may be adversely affected by fluctuations in currency exchange rates as a portion of our sales and expenses are denominated in other currencies, including the NIS and the Euro. Market volatility and currency fluctuations may limit our ability to cost-effectively hedge against our foreign currency exposure and, in addition, our ability to hedge our exposure to currency fluctuations in certain emerging markets may be limited. Hedging strategies may not eliminate our exposure to foreign exchange rate fluctuations and may involve costs and risks of their own, such as devotion of management time, external costs to implement the strategies and potential accounting implications. Foreign currency fluctuations, independent of the performance of our underlying business, could lead to materially adverse results or could lead to positive results that are not repeated in future periods.

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Events in global credit markets may impact our ability to obtain financing or increase the cost of future financing or refinancing of our existing debt, including interest rate fluctuations based on macroeconomic conditions that are beyond our control.

As of September 30, 2012, we had total debt of approximately $22.7 million, which primarily consists of convertible debentures with a total face value of approximately $26.5 million. During periods of volatility and disruption in the U.S., European, or global credit markets, obtaining additional or replacement financing may be more difficult and the cost of issuing new debt or replacing our existing convertible debentures could be higher than the costs we incur under our current debentures. The higher cost of new debt may limit our ability to have cash on hand for working capital, capital expenditures and acquisitions on terms that are acceptable to us. Additionally, our convertible debentures have a variable interest rate. By its nature, a variable interest rate will move up or down based on changes in the economy and other factors, all of which are beyond our control. If interest rates increase, our interest expense could increase, affecting earnings and reducing cash flows available for working capital, capital expenditures and acquisitions.

Developments in the economy may adversely impact our business.

Our operating and financial performance may be adversely affected by a variety of factors that influence the general economy in the United States, Europe and worldwide, including the current global economic slowdown and the ongoing challenges faced by European banks and the markets for the sovereign debt of certain European countries. Throughout many of our largest markets, including the United States and Europe, there have been dramatic declines in the housing market, high levels of unemployment and underemployment, and reduced earnings, or, in some cases, losses, for businesses across many industries, with reduced investments in growth.

A recessionary economic environment may adversely affect demand for our plasma-derived protein therapeutics. As a result of their job losses, patients in the U.S. may lose medical insurance and be unable to purchase needed medical products or may be unable to pay their share of deductibles or co-payments. Hospitals adversely affected by the economy may steer patients to less costly therapies, resulting in a reduction in demand, or demand may shift to public health hospitals, which purchase our products at a lower government price. A recessionary economic environment may also lead to price pressure for reimbursement of new drugs, which may adversely affect the demand for our future plasma-derived protein therapeutics.

If our manufacturing facility in Beit Kama, Israel were to suffer a serious accident, or if a force majeure event materially affected our ability to operate and produce saleable plasma-derived protein therapeutics, all of our manufacturing capacity could be shut down for an extended period.

We rely on a single manufacturing facility in Beit Kama, which is located in southern Israel approximately 20 miles from the Gaza Strip. All of our revenues in our Proprietary Products segment are derived from products manufactured at this facility. If this facility were to suffer an accident or a force majeure event such as war, terrorist attack, earthquake, major fire or explosion, major equipment failure or power failure lasting beyond the capabilities of our backup generators or similar event, our revenues would be materially adversely affected. In this situation, our manufacturing capacity could be shut down for an extended period, we could experience a loss of raw materials, work in process or finished goods inventory and our ability to operate our business would be harmed. In addition, in any such event, the reconstruction of our manufacturing facility and storage facilities, and the regulatory approval of the new facilities could be time-consuming. During this period, we would be unable to manufacture our plasma-derived protein therapeutics.

Our insurance against property damage and business interruption insurance may be insufficient to mitigate the losses from any such accident or force majeure event. We may also be unable to recover the value of the lost plasma or work-in-process inventories, as well as the sales opportunities from the products we would be unable to produce, or the loss of customers during such period.

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If we experience equipment difficulties or if the suppliers of our equipment or disposable goods fail to deliver key product components or supplies in a timely manner, our manufacturing ability would be impaired and our product sales could suffer.

For certain equipment and supplies, we depend on a limited number of companies that supply and maintain our equipment and provide supplies such as chromatography resins, filter media, glass bottles and stoppers used in the manufacture of our plasma-derived protein therapeutics. If our equipment were to malfunction, or if our suppliers stop manufacturing or supplying such machinery, equipment or any key component parts, the repair or replacement of the machinery may require substantial time and cost, and could disrupt our production and other operations. Alternative sources for key component parts or disposable goods may not be immediately available. In addition, any new equipment or change in supplied materials may require revalidation by us or review and approval by the FDA, the EMA, the regulatory authorities in Israel or other regulatory authorities, which may be time-consuming and require additional capital and other resources. We may not be able to find an adequate alternative supplier in a reasonable time period, or on commercially acceptable terms, if at all. As a result, shipments of affected products may be limited or delayed. Our inability to obtain our key source supplies for the manufacture of products may require us to delay shipments of products, harm customer relationships and force us to curtail operations.

If our shipping or distribution channels were to become inaccessible due to an accident, an act of terrorism, a strike or any other force majeure event, our supply, production and distribution processes could be disrupted.

Our raw materials must be transported at a temperature of -20 degrees Celsius (-4 degrees Fahrenheit) to ensure the preservation of their proteins. Not all shipping or distribution channels are equipped to transport plasma at these temperatures. If any of our shipping or distribution channels become inaccessible because of a serious accident, an act of terrorism, a strike or any other force majeure event, we may experience disruptions in our continued supply of plasma and other raw materials, delays in our production process or a reduction in our ability to distribute our plasma-derived protein therapeutics to our customers.

Our success depends in part on our ability to obtain and maintain protection in the United States and other countries for the intellectual property relating to or incorporated into our technology and products, including the patents protecting our manufacturing process.

Our success depends in large part on our ability to obtain and maintain protection in the United States and other countries for the intellectual property covering or incorporated into our technology and products, especially intellectual property related to our manufacturing processes. At present, we consider our two patents relating to our manufacturing process to be material to the operation of our business as a whole.

However, the patent landscape in the biotechnology and pharmaceutical fields is highly uncertain and involves complex legal, factual and scientific questions, and changes in either patent laws or in the interpretation of patent laws in the United States and other countries may diminish the value and strength of our intellectual property or narrow the scope of our patent protection. In addition, we may fail to apply for or be unable to obtain patents necessary to protect our technology or products or enforce our patents due to lack of information about the exact use of our process by third parties. Even if patents are issued to us or to our licensors, they may be challenged, narrowed, invalidated, held to be unenforceable or circumvented, which could limit our ability to prevent competitors from using similar technology or marketing similar products, or limit the length of time our technologies and products have patent protection. Additionally, many of our patents relate to the processes we use to produce our products, not to the products themselves. In many cases, the plasma-derived products we produce or develop in the future will not, in and of themselves, be patentable. Since many of our patents relate to processes, if a competitor is able to utilize a process that does not rely on our protected intellectual property, that competitor could sell a plasma-derived product similar to one we developed or sell it without infringing these patents. In addition, we are a party to certain license agreements which may impose various obligations upon us as a licensee, including the obligation to make milestone and royalty payments. If we fail to comply with these obligations, the licensor may terminate the license, in which event we might not be able to market any product that is covered by the licensed intellectual property.

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Our patents also may not afford us protection against competitors with similar technology. Because patent applications in the United States and many other jurisdictions are typically not published until 18 months after their filing, if at all, and because publications of discoveries in scientific literature often lag behind actual discoveries, neither we nor our licensors can be certain that we or they were the first to make the inventions claimed in our or their issued patents or pending patent applications, or that we or they were the first to file for protection of the inventions set forth in such patent applications. As a result, the patents we own and license may be invalidated in the future, and the patent applications we own and license may not be granted. For example, if a third party has also filed a patent application covering an invention similar to one covered in one of our patent applications, we may be required to participate in an adversarial proceeding, known as an “interference proceeding,” declared by the U.S. Patent and Trademark Office or its foreign counterparts to determine priority of invention. The costs of these proceedings could be substantial and our efforts in them could be unsuccessful, resulting in a loss of our anticipated patent position. In addition, if a third party prevails in such a proceeding and obtains an issued patent, we may be prevented from practicing technology or marketing products covered by that patent. Additionally, patents and patent applications owned by third parties may prevent us from pursuing certain opportunities such as entering into specific markets or developing certain products. Finally, we may choose to enter into markets where certain competitors have patents or patent protection over technology that may impede our ability to compete effectively.

Our patents expire at various dates between 2018 and 2027. However, because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that, before any of our products can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantages of the patent. Our pending and future patent applications may not lead to the issuance of patents or, if issued, the patents may not be issued in a form that will provide us with any competitive advantage. We also cannot guarantee that: any of our present or future patents or patent claims or other intellectual property rights will not lapse or be invalidated, circumvented, challenged or abandoned; our intellectual property rights will provide competitive advantages or prevent competitors from making or selling competing products; our ability to assert our intellectual property rights against potential competitors or to settle current or future disputes will not be limited by our agreements with third parties; any of our pending or future patent applications will be issued or have the coverage originally sought; our intellectual property rights will be enforced in jurisdictions where competition may be intense or where legal protection may be weak; or we will not lose the ability to assert our intellectual property rights against, or to license our technology to, others and collect royalties or other payments. In addition, our competitors or others may design around our patents or protected technologies. Effective protection of our intellectual property rights may also be unavailable, limited or not applied in some countries, and even if available, we may fail to pursue or obtain necessary intellectual property protection in such countries. In addition, the legal systems of certain countries do not favor the aggressive enforcement of patents and other intellectual property rights, and the laws of foreign countries may not protect our rights to the same extent as the laws of the United States. As a result, our intellectual property may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours. In order to preserve and enforce our patent and other intellectual property rights, we may need to make claims or file lawsuits against third parties. Such lawsuits could entail significant costs to us and divert our management’s attention from developing and commercializing our products. Lawsuits may ultimately be unsuccessful, and may also subject us to counterclaims and cause our intellectual property rights to be challenged, narrowed, invalidated or held to be unenforceable.

Additionally, unauthorized use of our intellectual property may have occurred or may occur in the future, including, for example, in the production of counterfeit versions of our products. Counterfeit products may use different and possibly contaminated sources of plasma and other raw materials, and the purification process involved in the manufacture of counterfeit products may raise additional safety concerns, over which we have no control. Although we have taken steps to minimize the risk of unauthorized uses of our intellectual property, including for the production of counterfeit products, any failure to identify unauthorized use of, and otherwise adequately protect, our intellectual property could adversely affect our business, including reducing the demand for our products. Additionally, any reported adverse events involving counterfeit products that purport to be our products could harm our reputation and the sale of our products in particular and consumer willingness to use plasma-derived therapeutics in general. Moreover, if we are required to commence litigation related to unauthorized use, whether as a plaintiff or defendant, such litigation would be time-consuming, force us to incur significant costs and divert our attention and the efforts of our management and other employees, which could, in turn, result in lower revenue and higher expenses.

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In addition to patented technology, we rely on our unpatented proprietary technology, trade secrets, processes and know-how.

We rely on proprietary information (such as trade secrets, know-how and confidential information) to protect intellectual property that may not be patentable, or that we believe is best protected by means that do not require public disclosure. We generally seek to protect this proprietary information by entering into confidentiality agreements, or consulting, services or employment agreements that contain non-disclosure and non-use provisions with our employees, consultants, contractors, scientific advisors and third parties. However, we may fail to enter into the necessary agreements, and even if entered into, these agreements may be breached or otherwise fail to prevent disclosure, third-party infringement or misappropriation of our proprietary information, may be limited as to their term and may not provide an adequate remedy in the event of unauthorized disclosure or use of proprietary information. We have limited control over the protection of trade secrets used by our third-party manufacturers and suppliers and could lose future trade secret protection if any unauthorized disclosure of such information occurs. In addition, our proprietary information may otherwise become known or be independently developed by our competitors or other third parties. To the extent that our employees, consultants, contractors, scientific advisors and other third parties use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain protection for our proprietary information could adversely affect our competitive business position. Furthermore, laws regarding trade secret rights in certain markets where we operate may afford little or no protection to our trade secrets.

We also rely on physical and electronic security measures to protect our proprietary information, but we cannot provide assurance that these security measures will not be breached or provide adequate protection for our property. There is a risk that third parties may obtain and improperly utilize our proprietary information to our competitive disadvantage. We may not be able to detect or prevent the unauthorized use of such information or take appropriate and timely steps to enforce our intellectual property rights.

If we are unable to protect our trademarks from infringement, our business prospects may be harmed.

We own trademarks that identify certain of our products and have registered these trademarks in certain key markets. Although we take steps to monitor the possible infringement or misuse of our trademarks, it is possible that third parties may infringe, dilute or otherwise violate our trademark rights. Any unauthorized use of our trademarks could harm our reputation or commercial interests. In addition, our enforcement against third-party infringers or violators may be unduly expensive and time-consuming, and the outcome may be an inadequate remedy.

We may be subject to claims that we infringe, misappropriate or otherwise violate the intellectual property rights of third parties.

The conduct of our business, our products or product candidates may infringe or be accused of infringing one or more claims of an issued patent or may fall within the scope of one or more claims in a published patent application that may be subsequently issued and to which we do not hold a license or other rights. For example, certain of our competitors own patents and patent applications in areas relating to critical aspects of our business and technology, including the separation and purification of proteins, and these competitors may in the future allege that we are infringing on their patent rights. We may also be subject to claims that we are infringing, misappropriating or otherwise violating other intellectual property rights, such as trademarks, copyrights or trade secrets. Third parties could therefore bring claims against us or our strategic partners that would cause us to incur substantial expenses and, if successful against us, could cause us to pay substantial damages. Further, if such a claim were brought against us or our strategic partners, we or they could be forced to permanently or temporarily stop or delay manufacturing or sales of the product or product candidate that is the subject of the suit.

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If we are found to be infringing, misappropriating or otherwise violating the patent or other intellectual property rights of a third party, or in order to avoid or settle claims, we or our strategic partners may choose or be required to seek a license from a third party and be required to pay license fees or royalties or both, which could be substantial. These licenses may not be available on acceptable terms, or at all. Even if we or our strategic partners were able to obtain a license, the rights may be nonexclusive, which could result in our competitors gaining access to the same intellectual property. Ultimately, we could be prevented from commercializing a product, or be forced to cease some aspect of our business operations, if, as a result of actual or threatened claims, we or our strategic partners are unable to enter into licenses on acceptable terms.

There have been substantial litigation and other proceedings regarding patent and other intellectual property rights in the pharmaceutical and biotechnology industries. In addition, to the extent that we gain greater visibility and market exposure as a public company in the United States, we face a greater risk of being involved in such litigation. In addition to infringement claims against us, we may become a party to other patent litigation and other proceedings, including interference, opposition, re-examination and similar proceedings before the U.S. Patent and Trademark Office and its foreign counterparts, regarding intellectual property rights with respect to our products. The cost to us of any patent litigation or other proceeding, even if resolved in our favor, could be substantial. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace, and patent litigation and other proceedings may also absorb significant management time.

Some of our employees were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. While we take steps to prevent our employees from using the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these employees have inadvertently or otherwise used or disclosed intellectual property, trade secrets or other proprietary information of any such employee’s former employer. Litigation may be necessary to defend against these claims and, even if we are successful in defending ourselves, could result in substantial costs to us or be distracting to our management. If we fail to defend any such claims successfully, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel.

A breakdown in our information technology systems could result in a significant disruption to our business.

Our operations are highly dependent on our information technology systems. If we were to suffer a breakdown in our systems, storage, distribution or tracing, we could experience significant disruptions affecting all our areas of activity, including our manufacturing, research, accounting and billing processes and potentially cause disruptions to our manufacturing process for products currently in production. We may also suffer from partial loss of information and data due to such disruption.

The implementation of the 2010 healthcare reform law in the United States may adversely affect our business.

Our industry is highly regulated and changes in law may adversely impact our business, operations or financial results. The Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010 (collectively, the “healthcare reform law”), is a sweeping measure intended to expand healthcare coverage within the United States, primarily through the imposition of health insurance mandates on employers and individuals and expansion of the Medicaid program. Several provisions of the new law, which have varying effective dates, may affect us and will likely increase certain of our costs. For example, an increase in the Medicaid rebate rate from 15.1% to 23.1% became effective as of January 1, 2010, and the volume of rebated drugs was expanded to include beneficiaries in Medicaid managed care organizations, effective as of March 23, 2010. In addition, the new law establishes an abbreviated licensure pathway for products that are drugs made by a living organism or derived from a living organism, commonly referred to as biosimilars, to become FDA-approved biological products, with provisions covering exclusivity periods and a specific reimbursement methodology for biosimilars. There is a recent legislative proposal to reduce the exclusivity period for biosimilars from 12 years to seven years.

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The reforms imposed by the new law will significantly impact the pharmaceutical industry; however, the full effects of the healthcare reform law cannot be known until these provisions are implemented and the Centers for Medicare and Medicaid Services and other federal and state agencies issue applicable regulations or guidance. Moreover, in the coming years, additional changes could be made to governmental healthcare programs that could significantly impact the success of our products. We will continue to evaluate the healthcare reform law, as amended, the implementation of regulations or guidance related to various provisions of the healthcare reform law by federal agencies, as well as trends and changes that may be encouraged by the legislation and that may potentially impact on our business over time.

In addition, Federal, state and foreign governmental authorities are likely to continue efforts to control the price of drugs and reduce overall healthcare costs. These efforts could have an adverse impact on our ability to market products and generate revenues in the United States and foreign countries.

Certain of our business practices could become subject to scrutiny by regulatory authorities, as well as to lawsuits brought by private citizens under federal and state laws. Failure to comply with applicable law or an adverse decision in lawsuits may result in adverse consequences to us.

The laws governing our conduct in the United States are enforceable by criminal, civil and administrative penalties. Violations of laws such as the Federal Food, Drug and Cosmetic Act (the “FDCA”), the Federal False Claims Act (the “FCA”), the Public Health Service (the “PHS Act”) or a provision of the U.S. Social Security Act known as the “Anti-Kickback Law,” or any regulations promulgated under their authority, may result in jail sentences, fines or exclusion from federal and state programs, as may be determined by Medicare, Medicaid, the Department of Defense, other regulatory authorities and the courts. There can be no assurance that our activities will not come under the scrutiny of regulators and other government authorities or that our practices will not be found to violate applicable laws, rules and regulations or prompt lawsuits by private citizen “relators” under federal or state false claims laws.

For example, under the Anti-Kickback Law, and similar state laws and regulations, even common business arrangements, such as discounted terms and volume incentives for customers in a position to recommend or choose drugs and devices for patients, such as physicians and hospitals, can result in substantial legal penalties, including, among others, exclusion from Medicare and Medicaid programs, and arrangements with referral sources must be structured with care to comply with applicable requirements. Also, certain business practices, such as payment of consulting fees to healthcare providers, sponsorship of educational or research grants, charitable donations, interactions with healthcare providers that prescribe products for uses not approved by the FDA and financial support for continuing medical education programs, must be conducted within narrowly prescribed and controlled limits to avoid any possibility of wrongfully influencing healthcare providers to prescribe or purchase particular products or as a reward for past prescribing. Significant enforcement activity has been the result of actions brought by relators, who file complaints in the name of the United States (and if applicable, particular states) under federal and state False Claims Act statutes and can be entitled to receive up to 30% of total recoveries. Also, violations of the False Claims Act can result in treble damages, and each false claim submitted can be subject to a penalty of up to $11,000 per claim. The healthcare reform law imposes new reporting and disclosure requirements for pharmaceutical and medical device manufacturers with regard to payments or other transfers of value made to certain U.S. healthcare practitioners, such as physicians and academic medical centers. Data collection obligations under this rule were to commence in January 2012, and reporting requirements are to be implemented in 2013. On December 14, 2011, the Centers for Medicare and Medicaid Services (“CMS”) issued proposed regulations to implement these provisions, sought substantial comments and announced that data collection obligations would not begin until final regulations were issued. A number of states have similar laws in place. Additional and stricter prohibitions could be implemented by federal and state authorities. Where practices have been found to involve improper incentives to use products, government investigations and assessments of penalties against manufacturers have resulted in substantial damages and fines. Many manufacturers have been required to enter into consent decrees or orders that prescribe allowable corporate conduct. Failure to satisfy requirements under the FDCA can also result in penalties, as well as requirements to enter into consent decrees or orders that prescribe allowable corporate conduct.

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To market and sell our products outside the United States and Israel, we must obtain and maintain regulatory approvals and comply with regulatory requirements in such jurisdictions. The approval procedures vary among countries in complexity and timing. We may not obtain approvals from regulatory authorities outside the United States on a timely basis, if at all, and in such case, we would be precluded from commercializing products in those markets. In addition, some countries, particularly the countries of the European Union, regulate the pricing of prescription pharmaceuticals. In these countries, pricing discussions with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidate to other available therapies. Such trials may be time-consuming and expensive and may not show an advantage in cost-efficacy for our products. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, in either the United States or the European Union, we could be adversely affected. Also, under the FCPA, the United States has increasingly focused on regulating the conduct by U.S. businesses occurring outside of the United States, generally prohibiting remuneration to foreign officials for the purpose of obtaining or retaining business.

To enhance compliance with applicable health care laws, and mitigate potential liability in the event of noncompliance, regulatory authorities, such as HHS’s Office of Inspector General (“OIG”), have recommended the adoption and implementation of a comprehensive health care compliance program that generally contains the elements of an effective compliance and ethics program described in Section 8B2.1 of the U.S. Sentencing Commission Guidelines Manual. Increasing numbers of U.S.-based pharmaceutical companies have such programs. We have not adopted U.S. healthcare compliance and ethics programs that generally incorporate the HHS OIG’s recommendations, but even if we do, having such a program can be no assurance that we will avoid any compliance issues.

We could be adversely affected if other government or private third-party payors decrease or otherwise limit the amount, price, scope or other eligibility requirements for reimbursement for the purchasers of our products.

Prices in many of our principal markets are subject to local regulation and certain pharmaceutical products, such as plasma-derived protein therapeutics, are subject to price controls. In the United States, where pricing levels for our products are substantially established by third-party payors, a reduction in the payors’ amount of reimbursement for a product may cause groups or individuals dispensing the product to discontinue administration of the product, to administer lower doses, to substitute lower cost products or to seek additional price-related concessions. These actions could have a negative effect on our financial results, particularly in cases where our products command a premium price in the marketplace or where changes in reimbursement rates induce a shift in the site of treatment. The existence of direct and indirect price controls and pressures over our products has affected, and may continue to materially adversely affect, our ability to maintain or increase gross margins.

Also, the intended use of a drug product by a physician can affect pricing. Physicians frequently prescribe legally available therapies for uses that are not described in the product’s labeling and that differ from those tested in clinical studies and approved by the FDA or similar regulatory authorities in other countries. These off-label uses are common across medical specialties, and physicians may believe such off-label uses constitute the preferred treatment or treatment of last resort for many patients in varied circumstances. If reimbursement for off-label uses of products is reduced or eliminated by Medicare or other third-party payors, including those in the United States or the European Union, we could be adversely affected. For example, the CMS could initiate an administrative procedure known as a National Coverage Determination (“NCD”), by which the agency determines which uses of a therapeutic product would be reimbursable under Medicare and which uses would not. This determination process can be lengthy, thereby creating a long period during which the future reimbursement for a particular product may be uncertain.

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We are subject to extensive environmental, health and safety, and other laws and regulations.

Our business involves the controlled use of hazardous materials, various biological compounds and chemicals. The risk of accidental contamination or injury from these materials cannot be eliminated. If an accident, spill or release of any regulated chemicals or substances occurs, we could be held liable for resulting damages, including for investigation, remediation and monitoring of the contamination, including natural resource damages, the costs of which could be substantial. We are also subject to numerous environmental, health and workplace safety laws and regulations, including those governing laboratory procedures, exposure to blood-borne pathogens and the handling of biohazardous materials and chemicals. Although we maintain workers’ compensation insurance to cover the costs and expenses that may be incurred because of injuries to our employees resulting from the use of these materials, this insurance may not provide adequate coverage against potential liabilities. Additional or more stringent federal, state, local or foreign laws and regulations affecting our operations may be adopted in the future. We may incur substantial capital costs and operating expenses and may be required to obtain consents to comply with any of these or certain other laws or regulations and the terms and conditions of any permits required pursuant to such laws and regulations, including costs to install new or updated pollution control equipment, modify our operations or perform other corrective actions at our respective facilities. In addition, fines and penalties may be imposed for noncompliance with environmental, health and safety and other laws and regulations or for the failure to have, or comply with the terms and conditions of, required environmental or other permits or consents.

Under the Israeli Restrictive Trade Practices Law, 5758-1988 (the “Israeli Antitrust Law”), a company that supplies or acquires more than 50% of any product or service in Israel is deemed to be a monopoly. The monopolist is prohibited from participating in certain business practices, including unreasonably refusing to sell products or provide services over which a monopoly exists, charging unfair prices for such products or services, and abusing its position in the market in a manner which might reduce business competition or harm the public. In addition, the General Director of the Israeli Antitrust Authority may determine that a company is a monopoly and has the right to order such company to change its conduct in matters that may adversely affect business competition or the public, including by imposing restrictions on its conduct. Depending on the analysis and the definition of the relevant product markets in which we operate, we may be deemed to be a “monopoly” under the Israeli Antitrust Law with respect to certain of our products.

The requirements of being a public company in the United States, as well as in Israel, may strain our resources and distract our management, which could make it difficult to manage our business, particularly after we are no longer an “emerging growth company.”

Following the completion of this offering, we will be required to comply with various regulatory and reporting requirements, including those required by the SEC. Complying with these reporting and regulatory requirements will be time consuming, result in increased costs to us and could have a negative effect on our business, results of operations and financial condition.

As a public company in the United States, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the requirements of S-OX. These requirements may place a strain on our systems and resources. The Exchange Act requires that we file annual and current reports with respect to our business and financial condition. S-OX requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting. To maintain and improve the effectiveness of our disclosure controls and procedures, we may need to commit significant resources, hire additional staff and provide additional management oversight. We will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies in the United States. These activities may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition and results of operations.

As an “emerging growth company,” as defined in the JOBS Act, we may take advantage of certain temporary exemptions from various reporting requirements, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of S-OX (and the rules and regulations of the SEC thereunder). When these exemptions cease to apply, we expect to incur additional expenses and devote increased management effort toward ensuring compliance with them. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.

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Risks Related to Our Ordinary Shares and the Offering

Our share price may be volatile, and you may lose all or part of your investment or be unable to sell your shares at or above the offering price.

The initial public offering price will be based, in part, on the price of our ordinary shares on the TASE and determined by negotiation between us and the representatives of the underwriters, and the price may not be indicative of prices that will prevail in the trading market. The market price of our ordinary shares following this offering is therefore likely to be highly volatile and could be subject to wide fluctuations in price as a result of various factors, some of which are beyond our control. These factors include:

•	actual or anticipated fluctuations in our financial condition and operating results;

•	overall conditions in the specialty pharmaceuticals market;

•	loss of significant customers or changes to agreements with our strategic partners;

•	changes in laws or regulations applicable to our products;

•	actual or anticipated changes in our growth rate relative to our competitors’;

•	announcements of clinical trial results, technological innovations, significant acquisitions, strategic alliances, joint ventures or capital commitments by us or our competitors;

•	changes in key personnel;

•	fluctuations in the valuation of companies perceived by investors to be comparable to us;

•	the issuance of new or updated research reports by securities analysts;

•	disputes or other developments related to proprietary rights, including patents, litigation matters and our ability to obtain intellectual property protection for our technologies;

•	announcement of, or expectation of, additional financing efforts;

•	sales of our ordinary shares by us or our shareholders;

•	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;

•	the expiration of contractual lock-up agreements with our executive officers and directors; and

•	general economic and market conditions.

Furthermore, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market price of equity securities of many companies. Broad market and industry fluctuations, as well as general economic, political and market conditions, may negatively impact the market price of our ordinary shares. If the market price of our ordinary shares after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment.

In the past, companies that have experienced volatility in the market price of their shares have been subject to securities class action litigation. We may also be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

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There has been no prior public market in the United States for our ordinary shares, and an active trading market in the United States may not develop.

Prior to this offering, there has been no public market in the United States for our ordinary shares. An active trading market in the United States may not develop following completion of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your shares. An inactive market may also impair our ability to raise capital by selling shares of capital stock and may impair our ability to acquire other companies by using our shares as consideration.

If equity research analysts do not publish research reports about our business or if they issue unfavorable commentary or downgrade our ordinary shares, the price of our ordinary shares could decline.

The trading market for our ordinary shares will rely in part on the research and reports that equity research analysts publish about us and our business. The price of our ordinary shares could decline if one or more securities analysts downgrade our ordinary shares or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.

Future sales of our ordinary shares in the public market could cause our share price to fall.

Sales by us or our shareholders of a substantial number of our ordinary shares in the public market, either on the TASE or Nasdaq, after this offering, or the perception that these sales might occur, could depress the market price of our ordinary shares and could impair our ability to raise capital through the sale of additional equity securities. Upon completion of this offering, we will have          ordinary shares outstanding, assuming no exercise of our outstanding options, warrants or conversion of our convertible debt as of September 30, 2012.

Except for the 9,009,006 ordinary shares that are the subject of lock-up agreements described below and shares held by our affiliates as contemplated by Rule 144 and the Securities Act, all of the ordinary shares sold in this offering and the 28,665,121 ordinary shares that are outstanding as of December 31, 2012, as well as the 4,249,424 ordinary shares issuable upon exercise of outstanding options, warrants or our convertible debentures, will be freely tradable in the United States without restrictions or further registration under the Securities Act. Following the completion of this offering, approximately        % of our outstanding ordinary shares (or        % if the underwriters fully exercise their over-allotment option) will be beneficially owned by affiliates. These entities could resell the shares into the public markets in the United States in the future in accordance with the requirements of Rule 144, which include certain limitations on volume. See “Shares Eligible for Future Sale.”

We and our executive officers, directors and certain shareholders, who collectively hold 31.54% of our outstanding ordinary shares prior to this offering, have agreed with the underwriters that, subject to limited exceptions, for a period of 180 days after the date of this prospectus, we and they will not directly or indirectly offer, pledge, sell, contract to sell, sell any option or contract to purchase or otherwise dispose of any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares, or in any manner transfer all or a portion of the economic consequences associated with the ownership of ordinary shares, or cause a registration statement covering any ordinary shares to be filed, without the prior written consent of Morgan Stanley & Co. LLC and Jefferies & Company, Inc., which may, in their sole discretion and at any time without notice, release all or any portion of the shares subject to these lock-up agreements. After these lock-up agreements have expired and holding periods have elapsed, additional shares will be eligible for sale in the public market.

We may file a registration statement on Form S-8 under the Securities Act to register approximately         million shares for issuance under the Option Plans. Once we register these shares, they can be freely sold in the public market upon issuance and vesting.

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The significant share ownership positions of Ralf Hahn, the Chairman of our board of directors, and Leon Recanati, a member of our board of directors, may limit your ability to influence corporate matters.

After giving effect to this offering, Ralf Hahn, the Chairman of our board of directors, and Leon Recanati, a member of our board of directors, will own or control, directly and indirectly, approximately        % and        % of our outstanding ordinary shares, respectively. Accordingly, if Ralf Hahn and Leon Recanati vote the shares that they own or control together, they will be able to significantly influence the outcome of matters required to be submitted to our shareholders for approval, including decisions relating to the election of our board of directors and the outcome of any proposed merger or consolidation of our company. Their interests may not be consistent with those of our other shareholders. In addition, these parties’ significant interest in us may discourage third parties from seeking to acquire control of us, which may adversely affect the market price of our shares.

Our ordinary shares will be traded on more than one market and this may result in price variations.

Our ordinary shares have been traded on the TASE since August 2005, and we have applied to have our ordinary shares listed on Nasdaq. Trading in our ordinary shares on these markets will take place in different currencies (U.S. dollars on Nasdaq and NIS on the TASE), and at different times (resulting from different time zones, trading days and public holidays in the United States and Israel). The trading prices of our ordinary shares on these two markets may differ due to these and other factors. Any decrease in the price of our ordinary shares on the TASE could cause a decrease in the trading price of our ordinary shares on Nasdaq.

Our U.S. shareholders may suffer adverse tax consequences if we are characterized as a passive foreign investment company.

Generally, if, for any taxable year, at least 75% of our gross income is passive income, or at least 50% of the value of our assets is attributable to assets that produce passive income or are held for the production of passive income, we would be characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. Our status as a PFIC may also depend, in part, on how quickly we utilize the cash proceeds from this offering in our business. We do not expect to be a PFIC for our current taxable year. However, since PFIC status depends on the composition of our income and assets and the value of our assets (which may be determined in large part by reference to the market value of our ordinary shares, which may be volatile) from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. If we are characterized as a PFIC, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares by individuals who are U.S. Holders (as defined in “Taxation and Government Programs—United States Federal Income Taxation”), and having interest charges apply to distributions by us and the proceeds of share sales. See “Taxation and Government Programs—United States Federal Income Taxation.”

We are a “foreign private issuer” and have disclosure obligations that are different from those of U.S. domestic reporting companies.

We are a foreign private issuer and are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the Exchange Act, we will be subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports, proxy statements that comply with the requirements applicable to U.S. domestic reporting companies, or individual executive compensation information that is as detailed as that required of U.S. domestic reporting companies. We will also have four months after the end of each fiscal year to file our annual reports with the SEC and will not be required to file current reports as frequently or promptly as U.S. domestic reporting companies. Furthermore, our officers, directors and principal shareholders will be exempt from the requirements to report short-swing profit recovery contained in Section 16 of the Exchange Act.

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As we are a “foreign private issuer” and intend to follow certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements.

As a foreign private issuer, we have the option to follow certain Israeli corporate governance practices rather than those of Nasdaq, except to the extent that such laws would be contrary to U.S. securities laws, and provided that we disclose the requirements we are not following and describe the home country practices we follow instead. We intend to rely on this “foreign private issuer exemption” with respect to the items such as the requirement to have a majority of independent directors on our board of directors, shareholder approval requirements in respect of equity issuances and the requirement to have independent oversight on our director nominations process. We may in the future elect to follow home country practices in Israel with regard to other matters. As a result, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements. See “Management—Corporate Governance Practices.”

We do not intend to pay dividends.

We have not recently declared or paid any cash dividends on our ordinary shares and do not intend to pay any cash dividends. Any future agreements may contain terms prohibiting or limiting the amount of dividends that may be declared or paid on our ordinary shares. In addition, Israeli law limits our ability to declare and pay dividends, and may subject our dividends to Israeli withholding taxes. We anticipate that we will retain all of our future earnings for use in the development of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, investors must rely on sales of their ordinary shares after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

You will experience immediate and substantial dilution in the net tangible book value of ordinary shares purchased.

The initial public offering price per ordinary share will be substantially higher than the net tangible book value per ordinary share prior to the offering. Consequently, when you purchase ordinary shares in the offering, you will incur an immediate dilution of $        per ordinary share (assuming the underwriters do not exercise their over-allotment option), representing the difference between our net tangible book value per ordinary share as of September 30, 2012, after giving effect to this offering, and the initial public offering price of $        per ordinary share (which is the mid-point of the estimated offering price range on the cover page of this prospectus).

Our management will have broad discretion over how to use the proceeds from this offering.

We intend to use the net proceeds from this offering for general corporate purposes, which may include the funding of future clinical trials for our existing product pipeline, expanding our distribution capabilities to additional territories, expanding manufacturing capacity and infrastructure, research and development for additional AAT indications, and acquisitions or in-licensing of new products. However, depending on future developments and circumstances, we may use some of the proceeds for other purposes. Our management will have significant flexibility and discretion in applying the net proceeds we receive from this offering. The net proceeds could be applied in ways that do not improve our operating results or in ways with which you may not agree. The actual amounts and timing of these expenditures will vary significantly depending on a number of factors, including the amount of cash used in or generated by our operations and the market response to the introduction of any new product offerings.

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We have not yet determined whether our existing internal controls over financial reporting are compliant with Section 404 of S-OX, and we cannot assure you that there are no material weaknesses or significant deficiencies in our existing internal controls.

Section 404(a) of S-OX and the related rules adopted by the SEC and the Public Company Accounting Oversight Board will require our management to report on the effectiveness of our internal control over financial reporting beginning with the second annual report that we file with the SEC after the consummation of this offering. Beginning with that same report, Section 404(b) of S-OX will require our independent registered public accounting firm to attest to the effectiveness of our internal control over financial reporting, although as an “emerging growth company” under the JOBS Act, we will have the option to defer compliance with the requirements of Section 404(b) until we no longer qualify as an “emerging growth company,” as described below.

We have not yet begun the process of determining whether our existing internal controls over financial reporting are compliant with Section 404 and whether there are any material weaknesses or significant deficiencies in our existing internal controls. This process will require the investment of substantial time and resources, including by our Chief Financial Officer and other members of our senior management. It could, therefore, divert internal resources and take a significant amount of time, effort and expense to complete.

In addition, we cannot predict whether we will determine that we have effective controls over financial reporting or whether we will need to implement remedial actions in order to implement effective controls. This determination and any required remedial actions could result in our incurring additional, unexpected costs. As a result, we may experience higher than anticipated operating expenses, as well as higher independent auditor fees during and after the implementation of these changes. Further, any failure of our internal controls could result in an adverse opinion from our auditors or have a material adverse effect on our stated results of operations, either of which could harm our reputation and cause investors to lose confidence in the reliability of our financial reporting, thereby adversely affecting the value of our ordinary shares.

We are an “emerging growth company” with reduced reporting requirements that may make our ordinary shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and may take advantage of certain exemptions from various reporting requirements that are applicable to public companies generally. As discussed above, for so long as we remain an emerging growth company, we may elect not to have our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting, as would otherwise be required by Section 404(b) of S-OX. This may increase the risk that we fail to detect and remedy any weaknesses or deficiencies in our internal control over financial reporting.

In general, these reduced reporting requirements may allow us to refrain from disclosing information that you may find important. It is also possible that investors may generally find our ordinary shares less attractive because of our status as an emerging growth company and our more limited disclosure. Any of the foregoing could adversely affect the price and liquidity of our ordinary shares. We describe our status as an emerging growth company in greater detail under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—JOBS Act.”

We may take advantage of these disclosure exemptions until we are no longer an “emerging growth company.” We will cease to be an “emerging growth company” upon the earliest of:

•	the last day of the fiscal year in which the fifth anniversary of this offering occurs;

•	the last day of the fiscal year in which our annual gross revenues are $1 billion or more;

•	the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt securities; or

•	the last day of any fiscal year in which the market value of our ordinary shares held by non-affiliates exceeded $700 million as of the end of the second quarter of that fiscal year.

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Risks Relating to Our Incorporation and Location in Israel

Conditions in Israel could adversely affect our business.

We are incorporated under Israeli law and our principal offices and manufacturing facilities are located in Israel. Accordingly, political, economic and military conditions in Israel directly affect our business. Since the State of Israel was established in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, there has been an increase in unrest and terrorist activity, which began in September 2000 and has continued with varying levels of severity through 2012. Starting in December 2008, for approximately three weeks, Israel engaged in an armed conflict with Hamas in the Gaza Strip, which involved missile strikes against civilian targets in various parts of Israel and negatively affected business conditions in Israel. In November 2012, for approximately one week, Israel experienced a similar armed conflict, resulting in hundreds of rockets being fired from the Gaza Strip and disrupting most day-to-day civilian activity in southern Israel, the location of our manufacturing facility. In the event that our facilities are damaged as a result of hostile action or hostilities otherwise disrupt the ongoing operation of our facilities or the airports and seaports on which we depend to import and export our supplies and products, our ability to manufacture and deliver products to customers could be materially adversely affected.

Several countries, principally in the Middle East, still restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel or political instability in the region continues or increases. These restrictions may limit materially our ability to obtain raw materials from these countries or sell our products to companies in these countries. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or significant downturn in the economic or financial condition of Israel, could adversely affect our operations and product development, cause our sales to decrease and adversely affect the share price of publicly traded companies having operations in Israel, such as us.

Our operations may be disrupted by the obligations of personnel to perform military service.

As of December 31, 2012, we had 299 employees, all of whom were based in Israel. Our employees may be called upon to perform up to 36 days (and in some cases more) of annual military reserve duty until they reach the age of 40 (and in some cases, up to 45 or older) and, in emergency circumstances, could be called to active duty. In response to increased tension and hostilities, there have been since September 2000 occasional call-ups of military reservists, including in connection with the mid-2006 war in Lebanon, and the December 2008 and November 2012 conflicts with Hamas, and it is possible that there will be additional call-ups in the future. Our operations could be disrupted by the absence of a significant number of our employees related to military service or the absence for extended periods of one or more of our key employees for military service. Such disruption could materially adversely affect our business and results of operations. Additionally, the absence of a significant number of the employees of our Israeli suppliers and contractors related to military service or the absence for extended periods of one or more of their key employees for military service may disrupt their operations, in which event our ability to deliver products to customers may be materially adversely affected.

The tax benefits that are available to us require us to continue to meet various conditions and may be terminated or reduced in the future, which could increase our costs and taxes.

One of our Israeli facilities has “Approved Enterprise” status granted by the Investment Center of the Ministry of Industry, Trade and Labor of the State of Israel (the “Investment Center”), under the Israeli Law for the Encouragement of Capital Investments, 1959 (the “Investment Law”), which made us eligible for a grant and certain tax benefits under that law for a certain investment program. The investment program provided us with a grant in the amount of 24% of our approved investments, in addition to certain tax benefits, which will apply to the turnover resulting from the operation of such investment program, for a period of up to ten consecutive years from the first year in which we generated taxable income. The tax benefits under the Approved Enterprise status will expire at the end of 2017.

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Additionally, we have obtained a tax ruling from the Israeli Tax Authority according to which, among other things, our activity has been qualified as an industrial activity and is also eligible for tax benefits as a “Privileged Enterprise,” which will apply to the turnover attributed to such enterprise, for a period of up to ten years from the first year in which we generated taxable income. The tax benefits under the Privileged Enterprise status are scheduled to expire at the end of 2021.

In order to remain eligible for the tax benefits of an Approved/Privileged Enterprise, we must continue to meet certain conditions stipulated in the Investment Law and its regulations, as amended, and in the case of the Approved Enterprise, we must also comply with the criteria set forth in the applicable certificate of approval, and in the case of the Privileged Enterprise, we must also comply with the conditions set forth in the tax ruling. These conditions include, among other things, that the production, directly or through subcontractors, of all our products should be performed within certain regions of Israel. If we do not meet these requirements, the tax benefits would be reduced or canceled and we could be required to refund any tax benefits that we received in the past, in whole or in part, linked to the Israeli consumer price index and with interest. Further, these tax benefits may be reduced or discontinued in the future. If these tax benefits are canceled, our Israeli taxable income would be subject to regular Israeli corporate tax rates. The standard corporate tax rate for Israeli companies is currently 25%. For more information about applicable Israeli tax regulations, see “Taxation and Government Programs—Israeli Tax Considerations and Government Programs.”

In the future, we may not be eligible to receive additional tax benefits under the Investment Law if we increase certain of our activities outside of Israel. Additionally, in the event of a distribution of a dividend from the abovementioned tax exempt income, in addition to withholding tax at a rate of 15% (or a reduced rate under an applicable double tax treaty), we will be subject to tax at the corporate tax rate applicable to our Approved/Privileged Enterprise’s income on the amount distributed in accordance with the effective corporate tax rate which would have been applied had we not enjoyed the exemption. Similarly, in the event of our liquidation or a share buyback, we will be subject to tax at the corporate tax rate applicable to our Privileged Enterprise’s income on the amount distributed or paid in accordance with the effective corporate tax rate which would have been applied had we not enjoyed the exemption. For more information about applicable Israeli tax regulations, see “Taxation and Government Programs—Israeli Tax Considerations and Government Programs.”

It may be difficult to enforce a U.S. judgment against us, our officers and directors and the Israeli experts named in this prospectus in Israel or the United States, or to assert U.S. securities laws claims in Israel or serve process on our officers and directors and these experts.

We are incorporated in Israel. None of our directors and executive officers are residents of the United States and the Israeli experts named in this prospectus are located in Israel. The majority of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult for an investor, or any other person or entity, to enforce a U.S. court judgment based upon the civil liability provisions of the U.S. federal securities laws against us or any of these persons in a U.S. or Israeli court, or to effect service of process upon these persons in the United States. Additionally, it may be difficult for an investor, or any other person or entity, to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws on the grounds that Israel is not the most appropriate forum in which to bring such a claim. Even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing the matters described above. See “Enforceability of Civil Liabilities.”

Your rights and responsibilities as our shareholder will be governed by Israeli law, which may differ in some respects from the rights and responsibilities of shareholders of U.S. corporations.

Since we are incorporated under Israeli law, the rights and responsibilities of our shareholders are governed by our articles of association and Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders of U.S.-based corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders and to refrain from abusing its power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters, such as an amendment to the company’s articles of association, an increase of the company’s authorized share capital, a merger of the company and approval of related party transactions that require shareholder approval. A shareholder also has a general duty to refrain from discriminating against other shareholders. In addition, a controlling shareholder or a shareholder who knows that it possesses the power to determine the outcome of a shareholders vote or to appoint or prevent the appointment of an office holder in the company has a duty to act in fairness towards the company. However, Israeli law does not define the substance of this duty of fairness. See “Management—Fiduciary Duties and Approval of Specified Related Party Transactions under Israeli Law—Duties of Shareholders.” Since Israeli corporate law underwent extensive revisions approximately 12 years ago, the parameters and implications of the provisions that govern shareholder behavior have not been clearly determined. These provisions may be interpreted to impose additional obligations and liabilities on our shareholders that are not typically imposed on shareholders of U.S. corporations.

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Provisions of Israeli law may delay, prevent or make undesirable an acquisition of all or a significant portion of our shares or assets.

Certain provisions of Israeli law could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us or for our shareholders to elect different individuals to our board of directors, even if doing so would be beneficial to our shareholders, and may limit the price that investors may be willing to pay in the future for our ordinary shares. For example, Israeli corporate law regulates mergers and requires that a tender offer be effected when more than a specified percentage of shares in a company are purchased. Further, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders whose country of residence does not have a tax treaty with Israel granting tax relief to such shareholders from Israeli tax. With respect to mergers, Israeli tax law may apply certain restrictions on future transactions for a period of two years from the date of the merger. See “Description of Share Capital—Acquisitions Under Israeli Law.”

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that relate to future events or our future financial performance, which express the current beliefs and expectations of our management. Such statements involve a number of known and unknown risks, uncertainties and other factors that could cause our actual future results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements include all statements that are not historical facts and can be identified by words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “likely,” “will,” “would,” “could,” and similar expressions or phrases. We have based these forward-looking statements largely on our management’s current expectations and future events and financial trends that we believe may affect our financial condition, results of operation, business strategy and financial needs. Forward-looking statements include, but are not limited to, statements about:

•	our belief that our relationships with our strategic partners will continue without disruption;

•	our ability to procure adequate quantities of plasma and fraction IV which are acceptable for use in our manufacturing processes from our suppliers;

•	our ability to maintain compliance with government regulations and licenses;

•	our ability to identify growth opportunities for existing products and our ability to identify and develop new product candidates;

•	our belief that the market opportunity for AAT products will grow;

•	the timing of, and our ability to, obtain and/or maintain regulatory approvals for our products and new product candidates, the rate and degree of market acceptance, and the clinical utility of our products;

•	our anticipation that we will generate higher revenues as we diversify our revenue base by increasing the number of products we offer;

•	legislation or regulation in countries where we sell our products that affect product pricing, reimbursement, access or distribution channels;

•	the impact of geographic and product mix on our total revenues and gross profit; and

•	the impact of our research and development expenses as we continue developing product candidates.

All forward-looking statements involve risks, assumptions and uncertainties. You should not rely upon forward-looking statements as predictors of future events. The occurrence of the events described, and the achievement of the expected results, depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from expected results. See the sections “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this prospectus for a more complete discussion of these risks, assumptions and uncertainties and for other risks and uncertainties. These risks, assumptions and uncertainties are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. All of the forward-looking statements we have included in this prospectus are based on information available to us on the date of this prospectus. We undertake no obligation, and specifically decline any obligation, to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

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PRICE RANGE OF OUR ORDINARY SHARES

Our ordinary shares have been trading on the TASE under the symbol “KMDA” since August 2005. No trading market currently exists for our ordinary shares in the United States. We expect to apply to list our ordinary shares on Nasdaq under the symbol “KMDA.”

The following table sets forth, for the periods indicated, the reported high and low closing sale prices of our ordinary shares on the TASE in NIS and U.S. dollars at a rate of $1.00 = NIS 3.91, the exchange rate published by the Bank of Israel as of September 30, 2012.

	NIS		$
	Price Per Ordinary Share		Price Per Ordinary Share
	High	Low	High	Low
Annual:
2012	35.95	19.02	9.19	4.86
2011	33.00	17.65	8.44	4.51
2010	28.13	18.18	7.19	4.65
2009	34.48	4.83	8.82	1.24
2008	40.00	4.55	10.23	1.16

Quarterly:
First Quarter 2013 through January 21, 2013	37.29	36.38	9.54	9.30
Fourth Quarter 2012	37.16	30.50	9.50	7.80
Third Quarter 2012	29.90	25.50	7.65	6.52
Second Quarter 2012	30.51	22.35	7.80	5.72
First Quarter 2012	22.47	19.02	5.75	4.86
Fourth Quarter 2011	24.45	19.66	6.25	5.03
Third Quarter 2011	28.19	17.65	7.21	4.51
Second Quarter 2011	31.85	24.31	8.15	6.22
First Quarter 2011	33.00	25.84	8.44	6.60

Most Recent Six Months:
January 1, 2013 through January 21, 2013	38.00	33.80	9.72	8.64
December 2012	37.16	31.95	9.50	8.17
November 2012	32.64	32.15	8.35	8.22
October 2012	31.55	30.50	8.07	7.80
September 2012	26.74	25.96	6.84	6.64
August 2012	26.67	25.50	6.82	6.52
July 2012	27.94	27.35	7.15	7.00

On January 21, 2013, the last reported sale price of our ordinary shares on the TASE was NIS 36.79 per share, or $9.84 per share (based on the exchange rate reported by the Bank of Israel on such date, which was NIS 3.738 = $1.00).

As of December 31, 2012, there were three shareholders of record of our ordinary shares. The number of record holders is not representative of the number of beneficial holders of our ordinary shares, as 98% of our issued and outstanding shares as of such date were recorded in the name of our nominee company to the TASE, Mizrahi Tefahot Registration Company Ltd.

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USE OF PROCEEDS

We estimate that our net proceeds from the sale of ordinary shares that we are offering will be approximately $        million, assuming an initial public offering price of $        per share, which is the midpoint of the price range on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed public offering price would increase (decrease) the net proceeds we receive from this offering by $        million.

We intend to use the net proceeds from this offering for general corporate purposes, which may include the funding of:

1.	clinical trials;

2.	expanding our distribution capabilities to additional territories;

3.	expanding manufacturing infrastructure; and

4.	research and development for additional AAT indications.

In addition, we may use a portion of the proceeds from this offering to tender for up to approximately $26.5 million aggregate principal amount of our convertible debentures. See “Use of Proceeds.” The interest rate on our convertible debentures is variable, and is indexed to the rate borne by the Israeli Government Bonds – Series 817, plus a margin of 6.10%. As of September 30, 2012, the interest rate on our convertible debentures was 8.49%. The interest rate on the Series 817 bonds resets every quarter. Our convertible debentures are scheduled to mature commencing on December 1, 2015, with payments of 20%, 40% and 40% of the principal on December 1, 2015, 2016 and 2017, respectively.

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DIVIDEND POLICY

Since we conducted our initial public offering on the TASE, we have not declared or paid any cash dividends on our ordinary shares. We intend to retain any earnings for use in our business and do not currently intend to pay cash dividends on our ordinary shares. Dividends, if any, on our outstanding ordinary shares will be declared by and subject to the discretion of our board of directors. Even if our board of directors decides to distribute dividends, the form, frequency and amount of such dividends will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors our board of directors may deem relevant.

In addition, the distribution of dividends is limited by Israeli law, which permits the distribution of dividends only out of distributable profits. See “Description of Share Capital—Dividend and Liquidation Rights.” In addition, if we pay a dividend out of income during the tax exemption period as a result of our approved/privileged enterprise status, we may be subject to the deferred corporate tax with respect to the amount distributed. See “Taxation and Government Programs— Israeli Tax Considerations and Government Programs.”

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CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2012:

•	on an actual basis; and

•	on an as adjusted basis to reflect our sale of ordinary shares in this offering at an initial public offering price of $ per share, which is the midpoint of the estimated offering price range on the cover page of this prospectus.

You should read this table together with our consolidated financial statements and the related notes, which we include elsewhere in this prospectus, and with the information under “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of September 30, 2012
	Actual	As Adjusted
Cash, cash equivalents and short-term investments	$33,510	$
Debt:
Convertible Debentures(1)	$22,714	$
Shareholder’s Equity:
Ordinary shares, NIS 1.00 par value; 60,000,000 shares authorized, 28,665,121 shares issued and outstanding, actual; shares authorized, shares issued and outstanding, as adjusted	7,165
Warrants
Additional paid in capital	95,943
Conversion option in convertible debentures	3,794
Other capital reserves	4,853
Capital reserve due to translation to presentation currency	(3,490)
Cash flow hedge reserve	(99)
Accumulated deficit	(83,755)
Total shareholder’s equity	24,411
Total capitalization	$47,125

(1)	Convertible debentures represents NIS 100 million ($26.5 million) aggregate principal amount of our convertible debentures, which are convertible into our ordinary shares at a price of NIS 37.12 ($9.49) per share

The number of our ordinary shares outstanding as of September 30, 2012 excludes:

•	1,532,703 ordinary shares issuable upon the exercise of options issued as incentive compensation outstanding as of September 30, 2012, at a weighted average exercise price of NIS 18.56 (or approximately $4.75), per share;

•	22,576 ordinary shares issuable upon the exercise of warrants outstanding as of September 30, 2012, at weighted average exercise price of NIS 29.89 (or approximately $7.64), per share; and

•	2,693,965 ordinary shares issuable upon the conversion of NIS 100 million ($26.5 million) aggregate principal amount of convertible debentures outstanding as of September 30, 2012, at a conversion price of NIS 37.12 (or approximately $9.49) per share.

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DILUTION

If you invest in our ordinary shares in this offering, your interest will be diluted to the extent of the difference between the public offering price per ordinary share and the net tangible book value per ordinary share after this offering. We determine our net tangible book value per ordinary share as of any date by taking the amount of our total tangible assets, subtracting the amount of our total liabilities, and dividing the difference by the total number of our ordinary shares outstanding as of the given date.

As of September 30, 2012, our net tangible book value was $24.4 million, or $0.86 per ordinary share. After giving effect to our sale in this offering of        ordinary shares at an assumed initial public offering price of $        per share, which is the midpoint of the estimated offering price range on the cover page of this prospectus, and after deducting the underwriting discount and the estimated offering expenses payable by us, our net tangible book value as of September 30, 2012 would have been $        million, or $        per ordinary share. This represents an immediate increase of net tangible book value of $        million to our existing shareholders and an immediate dilution of $        per ordinary share to investors purchasing shares in this offering. The following table illustrates this dilution.

Initial public offering price per ordinary share		$
Net tangible book value per ordinary share as of September 30, 2012, before giving effect to this offering	$
Increase in net tangible book value per ordinary share attributable to investors purchasing shares in this offering
Net tangible book value per ordinary share after giving effect to this offering
Dilution per ordinary share to investors purchasing shares in this offering		$

A $1.00 increase (decrease) in the assumed initial public offering price of $        per share would increase (decrease) our pro forma net tangible book value after the offering by approximately $       million, our net tangible book value per share after this offering by approximately $        and dilution per share to new investors by approximately $       , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions.

If the underwriters fully exercise their overallotment option, the net tangible book value per ordinary share after giving effect to this offering would be $        per ordinary share, and the dilution in pro forma net tangible book value per ordinary share to investors in this offering would be $        per ordinary share.

The following table presents the differences between the total consideration paid to us and the average price per ordinary share paid by directors or senior management and their respective affiliates and by new investors purchasing ordinary shares in this offering, before deducting underwriting discounts and commissions and the estimated offering expenses payable by us.

Average
	Ordinary Shares		Total		Price Per
	Purchased		Consideration		Ordinary
	Number	Percent	Amount	Percent	Share
Directors and senior management and their respective affiliates	$		$		$
New investors
Total	$		$

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SELECTED CONSOLIDATED FINANCIAL DATA

The following table summarizes our consolidated financial data. We have derived the summary consolidated statements of operations data for the years ended December 31, 2011 and 2010 and the consolidated balance sheets data as of December 31, 2011 and 2010 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the summary consolidated statements of operations data for each of the nine months ended September 30, 2012 and 2011 and the summary consolidated balance sheet data as of September 30, 2012 from our unaudited consolidated financial statements that we include elsewhere in this prospectus.

We have prepared the unaudited financial data on the same basis as the audited consolidated financial statements. We have included, in our opinion, all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of the results that should be expected in the future, and our interim results are not necessarily indicative of the results that should be expected for the full year.

The summary of our consolidated financial data set forth below should be read together with our consolidated financial statements and the related notes, as well as the section entitled “Summary Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere in this prospectus.

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	Nine Months Ended September 30,			Year Ended December 31,
	2012		2011	2011		2010
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenues from Proprietary Products		$30,532	$21,889		$35,308	$22,980
Revenues from Distribution		20,500	16,438		24,175	11,497
Total revenues		51,032	38,327		59,483	34,477
Cost of revenues from Proprietary Products		18,529	13,760		22,188	18,878
Cost of revenues from Distribution		18,100	14,098		20,574	9,827
Total cost of revenues		36,629	27,858		42,762	28,705
Gross profit		14,403	10,469		16,721	5,772
Research and development expenses		8,979	8,379		11,729	9,279
Selling and marketing expenses		1,404	1,828		2,331	2,152
General and administrative expenses		3,565	3,546		5,126	4,543
Operating income (loss)		455	(3,284)		(2,465)	(10,202)
Financial income		455	720		870	560
Income (expense) in respect of currency exchange and translation differences and derivatives instruments, net		(15)	635		937	(1,052)
Income (expense) in respect of revaluation of warrants to fair value		(554)	530		540	(640)
Financial expense		(2,545)	(2,771)		(3,597)	(3,088)
Loss before taxes on income		(2,204)	(4,170)		(3,715)	(14,421)
Taxes on income		600	—		—	—
Net loss		$(2,804)	$(4,170)		$(3,715)	$(14,421)
Loss attributable to equity holders		$(2,804)	$(4,170)		$(3,715)	$(14,421)
Loss per share attributable to equity holders:
Basic		$(0.10)	$(0.15)		$(0.13)	$(0.54)
Diluted		$(0.10)	$(0.17)		$(0.15)	$(0.54)
Weighted-average number of ordinary shares used to compute loss per share attributable to equity holders:
Basic		27,911,623	27,525,682		27,550,643	26,674,717
Diluted		27,912,157	27,842,285		27,703,331	26,674,717
Pro forma earnings per share attributable to equity holders(1):
Basic	$			$
Diluted	$			$

Consolidated Statements of Cash Flows:
Cash flows from operating activities		$(7,988)	$(6,294)		$994	$10,037
Cash flows from investing activities		(3,225)	(3,494)		(1,136)	(22,183)
Cash flows from financing activities		2,516	(462)		(403)	7,430

Other Data:
Adjusted net loss(2)(3)		$(1,276)	$(4,052)		$(3,377)	$(12,161)
Adjusted EBITDA(2)(4)		3,712	(362)		1,453	(5,941)

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	As of September 30, 2012		As of December 31,
	As Adjusted(5)	Actual	2011	2010
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents, restricted cash and short-term investments	$	$33,510	$42,686	$46,071
Trade receivables		12,979	7,131	12,827
Working capital(6)		43,367	44,185	51,545
Total assets		86,170	85,114	91,496
Total liabilities		61,759	62,529	65,016
Total shareholders’ equity		24,411	22,585	26,480

(1)	Pro forma basic and diluted earnings per share have been computed to give effect to the sale by us of ordinary shares in this offering.

(2)	We present adjusted net loss and adjusted EBITDA because we use these non-IFRS financial measures to assess our operational performance, for financial and operational decision-making, and as a means to evaluate period-to-period comparisons on a consistent basis. Management believes these non-IFRS financial measures are useful to investors because: (1) they allow for greater transparency with respect to key metrics used by management in its financial and operational decision making; and (2) they exclude the impact of non-cash items that are not directly attributable to our core operating performance and that may obscure trends in the core operating performance of the business.

Non-IFRS financial measures have limitations as an analytical tool and should not be considered in isolation from, or as a substitute for, our IFRS results. We expect to continue reporting non-IFRS financial measures, adjusting for the items described below, and we expect to continue to incur expenses similar to the non-cash, non-IFRS adjustments described below. Accordingly, unless otherwise stated, the exclusion of these and other similar items in the presentation of non-IFRS financial measures should not be construed as an inference that these items are unusual, infrequent or non-recurring. Adjusted net loss and adjusted EBITDA are not recognized terms under IFRS and do not purport to be an alternative to IFRS net income (loss) as an indicator of operating performance or any other IFRS measure. Moreover, because not all companies use identical measures and calculations, the presentation of adjusted net loss or adjusted EBITDA may not be comparable to other similarly titled measures of other companies.

(3)	Adjusted net loss is defined as net loss, plus share-based compensation charges and plus or minus expense or income in respect of revaluation of our warrants to fair value. Our management believes that excluding non-cash charges related to share-based compensation provides useful information to investors because of its non-cash nature, varying available valuation methodologies among companies and the subjectivity of the assumptions and the variety of award types that a company can use under the relevant accounting guidance, which may obscure trends in our core operating performance. Similarly, our management believes that excluding the non-cash income (expense) in respect of revaluation of our warrants to fair value is useful to investors because the valuation of our warrants is based on a number of subjective assumptions, the amount of the loss or gain is derived from market forces outside management’s control, and it enables investors to compare our performance with other companies that have different capital structures. Additionally, the revaluation of the fair value of our warrants is not expected to recur in future periods after the first quarter of 2013, as the warrants will expire in the first quarter of 2013.

The table below shows adjusted net loss and also reconciles these figures to the IFRS measure net loss:

	Nine Months Ended September 30,		Year Ended December 31,
	2012	2011	2011	2010
	(in thousands of dollars)
Net loss	$(2,804)	$(4,170)	$(3,715)	$(14,421)
Share-based compensation charges	974	648	878	1,620
Expense (income) in respect of revaluation of warrants to fair value	554	(530)	(540)	640
Adjusted net loss	$(1,276)	$(4,052)	$(3,377)	$(12,161)

(4)	Adjusted EBITDA is defined as net loss, plus income tax expense, plus financial expense, net, plus depreciation and amortization expense, plus share-based compensation charges, plus or minus income or expense in respect of translation differences and derivatives instruments not designated as hedging and plus or minus income or expense in respect of revaluation of our warrants to fair value. Management believes that adjusted EBITDA provides useful information to investors for the same reasons discussed above for adjusted net loss

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The table below shows adjusted EBITDA and also reconciles these figures to the IFRS measure net loss:

	Nine Months Ended September 30,		Year Ended December 31,
	2012	2011	2011	2010
	(in thousands of dollars)
Net loss	$(2,804)	$(4,170)	$(3,715)	$(14,421)
Income tax expense	600	—	—	—
Financial expense, net	2,090	2,051	2,727	2,528
Depreciation and amortization expense	2,283	2,274	3,040	2,640
Share-based compensation charges	974	648	878	1,620
Income (expense) in respect of translation differences and derivatives instruments, net	15	(635)	(937)	1,052
Expense (income) in respect of revaluation of warrants fair value	554	(530)	(540)	640
Adjusted EBITDA	$3,712	$(362)	$1,453	$(5,941)

(5)	Adjusted amounts give effect to our sale of ordinary shares at an assumed initial public offering price of $ per share, which is the midpoint of the estimated offering price range on the cover page of this prospectus, and after deducting the underwriting discounts and commissions, and estimated offering expenses payable by us, as set forth under “Use of Proceeds.”

(5)	Working capital is defined as total current assets minus total current liabilities.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with “Selected Consolidated Financial Data”, “Summary Consolidated Financial Data” and our consolidated financial statements and the related notes to those statements included elsewhere in this prospectus. In addition to historical consolidated financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. The forward-looking statements contained in this prospectus are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act. Our actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those discussed under “Risk Factors” and elsewhere in this prospectus.

The (i) audited consolidated financial statements as of December 31, 2011 and 2010 and for the years ended December 31, 2011 and 2010, and the (ii) unaudited consolidated financial statements as of September 30, 2012 and 2011 and for the nine months ended September 30, 2012 and 2011 in this prospectus have been prepared in accordance with IFRS as issued by the IASB. None of the financial information in this prospectus has been prepared in accordance with U.S. GAAP.

Overview

We are an orphan drug focused, plasma-derived protein therapeutics company with an existing marketed product portfolio and a robust late-stage product pipeline. We develop and produce specialty plasma-derived protein therapeutics and currently market these products through strategic partners in the United States and directly, through local distributors, in several emerging markets. We use our proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce AAT in a high purity, liquid form, as well as other plasma-derived proteins. AAT is a protein derived from human plasma with known and newly discovered therapeutic roles given its immuno-modulatory, anti-inflammatory, tissue protective and antimicrobial properties. Our flagship product, Glassia, is the first and only liquid, ready-to-use, intravenous plasma-derived AAT product approved by the FDA. We market Glassia through a strategic partnership with Baxter International Inc. in the United States. Additionally, we have a product line consisting of nine other injectable pharmaceutical products which are marketed, in addition to Glassia, in more than 15 countries, including Israel, Russia, Brazil, India and other countries in Latin America, Eastern Europe and Asia. We currently have five plasma-derived protein products in our development pipeline, including Inhaled AAT for AATD, that is in pivotal Phase II/III clinical trials in Europe and entering into Phase II clinical trials in the United States. In addition, we leverage our expertise and presence in the plasma-derived protein therapeutics market by distributing ten complementary products in Israel that are manufactured by third parties. We have generated an operating profit for the nine month period ended September 30, 2012. Our total revenues have grown from approximately $14.4 million in the year ended December 31, 2009 to $59.5 million in the year ended December 31, 2011, representing a 103% compound annual growth rate. In the nine month period ended September 30, 2012, we generated $51.0 million of total revenues, representing a 33% increase over the corresponding nine month period ended September 30, 2011.

Our Segments

We operate in two segments: the Proprietary Products segment, in which we develop and manufacture plasma-derived therapeutics and market them in more than 15 countries, and the Distribution segment, in which we distribute drugs for critical use in Israel, which are manufactured by third-parties, most of which are produced from plasma or its derivative products.

Segment performance is evaluated based on revenues and gross profit (loss). Items that are not allocated to our segments consist mainly of research and development costs, sales and marketing expenses, general and administrative costs and financial expenses, net, each of which are managed on a group basis. For the nine months ended September 30, 2012, we derived $30.5 million of revenues from our Proprietary Products segment, or 60% of total revenues, and $20.5 million of revenues from our Distribution segment, or 40% of total revenues. For the year ended December 31, 2011, we derived $35.3 million of revenues from our Proprietary Products segment, or 59% of total revenues, and $24.2 million of revenues from our Distribution segment, or 41% of total revenues.

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Factors Affecting Our Results of Operations

Strategic Partnerships

In July 2010, we received FDA approval for the marketing of Glassia in the United States. Following this approval, we entered into a strategic arrangement with Baxter for the marketing and distribution of Glassia in the United States, Canada, Australia and New Zealand and for the licensing of our technology, granting Baxter rights to manufacture Glassia for sales in these territories. We began recognizing revenues from sales of Glassia in the United States under this strategic arrangement with Baxter in September 2010. From the inception of the strategic arrangement through September 30, 2012, we have received $30.0 million from Baxter for distribution rights, a portion of which has been accrued as deferred revenue, and for achieving milestones set forth in the distribution and licensing agreements. We have recognized cumulative revenues until September 30, 2012 from Baxter in the amount of $53.7 million. We currently generate revenues from sales of Glassia to Baxter, and incur cost of revenues to produce it. Baxter has the right to begin producing Glassia itself, which is expected to occur in 2015, and pay us royalties. As Baxter transitions to producing Glassia in its own facilities, our capacity will become available to produce inhaled formulations of AAT, AAT products for sale in other geographies and indications, or other plasma-derived products. We would generate higher margins from royalties from Baxter under this arrangement, as we would not incur cost of revenues, but we may receive lower revenues. We expect to replace those lower revenues by producing and selling other products, including inhaled formulations of AAT and Glassia (if approved) in Europe.

In August 2012, we also entered into a strategic agreement with Chiesi, pursuant to which Chiesi will be an exclusive distributor of Inhaled AAT for AATD in Europe. Chiesi will be responsible for, among other things, product marketing, patient screening and obtaining reimbursement approvals for the Inhaled AAT for AATD product. As part of the agreement, we are entitled to receive payments of up to $60.0 million, contingent on meeting regulatory and sales milestones. In addition, Chiesi has committed to purchase Inhaled AAT for AATD in minimum quantities following the second anniversary of obtaining certain regulatory and reimbursement approvals.

In addition, in July 2011, we signed a strategic agreement with Kedrion to cooperate in the clinical development and exclusive marketing and sales in the United States of KamRAB, our vaccine against rabies in humans. Kedrion markets its products in Europe, the United States and in approximately 40 other countries worldwide. We have not yet started to generate revenues under this agreement as Kedrion is in the process of commencing the Phase III clinical trials in the United States.

Product Development Costs

Since the founding of our company, we have focused on developing a broad portfolio of plasma-derived protein therapeutics for a variety of indications. The development of plasma-derived protein therapeutics is characterized by significant up-front product development costs, including, for example, costs for conducting clinical trials to obtain regulatory approvals, costs for materials for development, external consulting fees and opportunity costs for reallocating our production facility to produce clinical trial materials. In order to reduce costs related to the development and regulatory approval of new protein therapeutics, we seek to share development costs with strategic partners, such as Baxter for the clinical trials for Glassia in the United States and Kedrion for the clinical trials for KamRAB in the United States. See “Business—Strategic Partnerships—Baxter (Glassia)” and “Business—Strategic Partnerships—Kedrion (KamRAB).”

Product development costs may fluctuate from period to period, as our product candidates pass through various stages of development. For example, for the nine months ended September 30, 2012 and the year ended December 31, 2011, we incurred significant research and development expenses related to two ongoing clinical trials related to Inhaled AAT for AATD in Europe and the use of AAT for the treatment of newly diagnosed Type-1 diabetes. We expect to continue to incur research and development expenses related to clinical trials, as well as other ongoing, planned or future clinical trials with regards to our product pipeline. See “Business—Our Product Pipeline and Development Program.

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Product Competition

The worldwide market for pharmaceuticals in general and biopharmaceutical and plasma products in particular has in recent years undergone a process of mergers and acquisitions among companies active in such markets. This trend has led to a reduction in the number of competitors in the market, and the strengthening of the remaining competitors, mainly for specific immunoglobulin products.

While there are additional producers of AAT products in Europe and the United States, including Baxter, we have not seen significant changes in these producers’ activities in the market. Additionally, our strategic alliance with Baxter has strengthened our competitive positioning in the market and we believe this will contribute to increased revenues in the future.

In our Distribution segment, in recent periods, we have benefitted from the temporary suspension in sales in Israel of two of our competitors’ IVIG products. These competing IVIG products have returned to the market in 2013. As such, we expect to see increased competition for our Distribution segment products. Based on the results of the recent tenders for 2013, we expect that revenues from our Distribution segment will decrease in 2013 due to such renewed competition.

Costs of Raw Materials

In our Proprietary Products segment, a significant portion of our manufacturing costs are for raw materials consisting of plasma or fraction ІV. The consolidation among plasma companies has led to a decrease in the number of plasma suppliers in the world, as either manufacturers of plasma-based pharmaceuticals purchase plasma suppliers or plasma suppliers are shut down in response to the number of manufacturers of plasma-based pharmaceuticals decreasing. In addition, in recent years, we have seen an increase in the development efforts for new plasma-derived products.

Historically, we have not been subject to significant pricing fluctuations for plasma or fraction IV due to the consolidation of plasma suppliers or increased development efforts. Additionally, in order to attempt to prevent future price fluctuations and ensure the availability of plasma and fraction IV, we have secured supply of plasma and fraction ІV from multiple suppliers at fixed prices (subject to adjustments for inflation) for predetermined quantities.

In our Distribution segment, our costs are for the purchase of products for sale from our distributors. Our annual purchases are forecasted each year with each distributor, but individual product purchases during the year are made on a purchase order basis. We do not have minimum purchase obligations, and as such, are able to respond accordingly to pricing fluctuations that occur year to year. Historically, we have not seen significant price fluctuations from our two largest suppliers. Absent material changes in the market, such as a significant increase in the price of plasma or plasma-derivatives, we do not expect a significant increase in the cost of purchasing products.

Growing Demand

Over the past few years, we have seen an increase in demand for products in our Proprietary Products segment. Technological improvements and increased awareness permit innovations in the diagnosis of the illnesses and symptoms that our products are designed to treat. For example, demand in certain emerging markets such as Russia, Brazil and India for plasma-derived products have grown and are expected to continue to grow. This demand is driven by enhanced socioeconomic conditions and more informed patients who are demanding better quality medical care, as well as increasing government healthcare spending on plasma derivative products in some of these markets. More informed patients are demanding the use of drugs based on human antibodies obtained from human plasma rather than antibodies obtained from animal blood, which generally have a lower standard of quality and safety.

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Additionally, in the United States and Europe, we believe that AATD is currently significantly under-identified and under-treated, as we estimate that only approximately 5% and 2% of all potential cases of AATD are treated in the United States and Europe, respectively, with an aggregate of up to an estimated 200,000 patients suffering from AATD, of which lesss than 10% have been disgnosed. We expect that our market opportunity for our AAT products, including Glassia and Inhaled AAT for AATD (if approved), will continue to grow as awareness of AATD expands due to factors such as marketing activities, inexpensive and effective diagnosis tools, and improved training. In addition, various awareness and patient identification programs initiated by companies producing AATD treatments are expected to increase demand for Glassia and, once approved, Inhaled AAT for AATD. In addition, our product pipeline is focused on products for indications that will address markets in which we believe have a significant market opportunity, such as indications for the treatment of cystic fibrosis and newly diagnosed Type-1 diabetes.

Key Components of Our Results of Operations

Revenues

In our Proprietary Products segment, we generate revenues from the sale of products and the licensing of our technology to strategic partners. Historically, we have derived most of our revenues from the sale of products and to a lesser extent from payments by the Israeli government related to our snake bite antiserum product. In the nine months ended September 30, 2012 and the years ended December 31, 2011 and 2010, we derived a significant portion of our total revenues from sales of Glassia to Baxter. Sales to Baxter accounted for approximately 37%, 41% and 30% of our total revenues in the nine months ended September 30, 2012, and the years ended December 31, 2011 and 2010, respectively. We expect sales of Glassia to Baxter will be stable in the short term and will grow over the longer term.

In our Distribution segment, we generate revenues from the sale in Israel of products produced by third parties, which, in the nine months ended September 30, 2012 and the year ended December 31, 2011, has increased significantly due to a temporary reduction in sales of our competitors’ IVIG products in the Israeli market. Sales of IVIG accounted for approximately 29%, 29% and 18% of our total revenues for the nine months ended September 30, 2012, and the years ended December 31, 2011 and 2010, respectively.

In the future, as we further commercialize our products, we expect to derive a greater percentage of our revenues from our Proprietary Products segment, mainly as a result of continued growth in sales of our existing products, the launch of new AAT products currently in different development phases and reduced revenues from our Distribution segment due to the factors described above.

Cost of Revenues and Gross Profit

Cost of revenues in our Proprietary Products segment includes expenses for the manufacturing of products such as raw materials, payroll, utilities, laboratory costs and depreciation. Cost of revenues also includes provisions for write-downs of inventories and inventory write offs. Costs of revenues in our Distribution segment consists of costs of products acquired, packaging and labeling for sales by us in Israel.

In addition to the successful strategic partnership with Baxter and successful penetration of the U.S. market, we have focused during the nine months ended September 30, 2012 and the year ended December 31, 2011 on increasing our production outputs and improving profitability. In addition, implementing significant technology improvements and streamlining our manufacturing process resulted in significantly increased manufacturing capacity at our facility. The increase in production capacity led to a further increase in profitability and, following the strategic partnership with Baxter, enabled us to achieve economies of scale and lower our per unit costs.

Gross profit is the difference between total revenues and the cost of revenues. Gross profit is mainly affected by volume of sales and launching new products, cost of raw materials and plant maintenance and overhead. We have seen an increase in gross profitability in recent years as a result of the increase in our sales and the corresponding reduction in per unit costs attributable to greater production output.

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Research and Development Expenses

Research and development expenses are incurred for the development of new products and processes and include conducting clinical trials, development materials, payroll, including scientists and professionals for product registration and approval, external advisors and the allotted cost of our manufacturing facility for research and development purposes. While research and development expenses are unallocated on a segment basis, the activities generally relate to our Proprietary Products segment.

Selling and Marketing Expenses

Selling and marketing expenses principally consist of expenditures incurred for advertising, marketing or promotional activities, shipping and handling costs, product liability insurance and business development activities, as well as marketing authorization fees to regulatory agencies. Due to our strategic partnerships in our Proprietary Products segment, we expect these costs to remain at a similar level. However, we may incur higher expenses in the future, as we have not entered into strategic partnerships for all of our pipeline products, which we may decide to sell using our own direct sales force. We market our products in our Distribution segment to health maintenance organizations and hospitals in Israel.

General and Administrative Expenses

General and administrative expenses consist of compensation for employees in executive and administrative functions (including payroll, bonus, equity compensation and other benefits), office expenses, professional consulting services, legal and audit fees as well as team development. General and administrative expenses may increase due to expenses related to being a public company in the United States.

Financial Income

Financial income is comprised of interest income on amounts invested, in bank deposits and short-term investments and changes in fair value of financial instruments at fair value through profit or loss.

Income (expense) in respect of currency exchange and translation differences and derivatives instruments

Income (expense) in respect of currency exchange and translation differences and derivatives instruments are comprised of changes on balances in currencies other than our functional currency. As a result of changing our functional currency in 2012 from NIS to U.S dollar, the income (expense) in respect of translation differences are generated (incurred) due to differences on balances in other currencies versus the U.S dollar, while before 2012, it was generated due to other currencies versus the NIS. Changes in the fair value of derivatives instruments not designated as hedging instruments are reported to profit or loss.

Income (expense) in respect of revaluation of warrants to fair value

Income (expense) in respect of revaluation of warrants to fair value comprised of a change in the fair value of warrants as a result of change in shares prices and expected life of warrants, which impact the fair value of the liability at the end of each reporting period. We do not expect to record any further income (expense) in respect of the revaluation of warrants to fair value starting in the second quarter of 2013 because the remaining outstanding warrants as of December 31, 2012 expire during the first quarter of 2013.

Financial Expenses

Financial expenses are comprised of changes in the time value of provisions, changes in the fair value of financial assets at fair value through profit and interest and amortization of discount on convertible debentures.

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Taxes on Income

We have not been required to pay income taxes since 1997 other than tax withheld in a foreign jurisdiction in 2012.

One of our Israeli facilities has Approved Enterprise status granted by the Investment Center under the Investment Law, which made us eligible for a grant and certain tax benefits under that law for a certain investment program. The investment program provided us with a grant in the amount of 24% of our approved investments, in addition to certain tax benefits, which will apply to the turnover resulting from the operation of such investment program, for a period of up to ten consecutive years from the first year in which we generated taxable income. The tax benefits under the Approved Enterprise status will expire at the end of 2017. Additionally, we have obtained a tax ruling from the Israeli Tax Authority according to which, among other things, our activity has been qualified as an industrial activity and is also eligible for tax benefits as a Privileged Enterprise which will apply to the turnover attributed to such enterprise, for a period of up to ten years from the first year in which we generated taxable income. The tax benefits under the Privileged Enterprise status are scheduled to expire at the end of 2021. As of the date of this prospectus, we have not utilized any tax benefits according to the Investment Law, beside grants received due to the Approved Enterprise status.

We may be subject to withholding taxes for payments we receive from foreign countries. These taxes may be credited against future tax liability based on certain criteria according to tax treaties and Israeli tax laws. However, due to our net operating loss carryforwards, it is uncertain whether we will be able to receive such credit and therefore, we may incur tax expenses.

We anticipate that as we further expand our sales into other countries, we could become subject to taxation based on such country’s statutory rates and our effective tax rate could fluctuate accordingly.

As of December 31, 2011, we have net operating loss carryfowards of approximately $75.0 million. The net operating loss carryforwards have no expiration date. Following the full utilization of our net operating loss carryforwards, we expect that our effective income tax rate in Israel will reflect the benefits discussed above.

Results of Operations

The following table sets forth certain statement of operations data:

	Nine Months Ended September 30,		Year Ended December 31,
	2012	2011	2011	2010
	(in thousands, except per share data)
Revenues from Proprietary Products	$30,532	$21,889	$35,308	$22,980
Revenues from Distribution	20,500	16,438	24,175	11,497
Total revenues	51,032	38,327	59,483	34,477
Cost of revenues from Proprietary Products	18,529	13,760	22,188	18,878
Cost of revenues from Distribution	18,100	14,098	20,574	9,827
Total cost of revenues	36,629	27,858	42,762	28,705
Gross profit	14,403	10,469	16,721	5,772
Research and development expenses	8,979	8,379	11,729	9,279
Selling and marketing expenses	1,404	1,828	2,331	2,152
General and administrative expenses	3,565	3,546	5,126	4,543
Operating income (loss)	455	(3,284)	(2,465)	(10,202)
Financial income	455	720	870	560
Income (expense) in respect of currency exchange and translation differences and derivatives instruments	(15)	635	937	(1,052)
Income (expense) in respect of revaluation of warrants to fair value	(554)	530	540	(640)
Financial expense	(2,545)	(2,771)	(3,597)	(3,088)
Loss before taxes on income	(2,204)	(4,170)	(3,715)	(14,421)
Taxes on income	600	—	—	—
Net loss	$(2,804)	$(4,170)	$(3,715)	$(14,421)

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Nine Months Ended September 30, 2012 Compared to Nine Months Ended September 30, 2011

Segment Results

	Nine Months Ended September 30,		Change 2012 vs. 2011
	2012	2011	Amount	Percent
	(in thousands)
Revenues:
Proprietary Products	$30,532	$21,889	$8,643	39.5%
Distribution	20,500	16,438	4,062	24.7%
Total	$51,032	$38,327	$12,705	33.1%

Cost of Revenues:
Proprietary Products	$18,529	$13,760	$4,769	34.7%
Distribution	18,100	14,098	4,002	28.4%
Total	$36,629	$27,858	$8,771	31.5%

Gross Profit:
Proprietary Products	$12,003	$8,129	$3,874	47.7%
Distribution	2,400	2,340	60	2.6%
Total	$14,403	$10,469	$3,934	37.6%

Revenues

In the nine months ended September 30, 2012, we generated $51.0 million of total revenues, compared to $38.3 million in the nine months ended September 30, 2011, an increase of $12.7 million, or approximately 33%. This increase was primarily due to a $8.6 million increase in our Proprietary Products segment revenues, mainly attributable to an increase in sales of Glassia, offset by the absence of revenue recognized from milestone payments in 2012 that were recognized in 2011, offset by a decrease of $0.4 million of revenues due to a payment from the Israeli government related to the development of our snake bite antiserum product in 2011 that did not recur in 2012, and a $4.1 million increase in our Distribution segment revenues, mainly attributable to an increase in sales of IVIG products.

Cost of Revenues

In the nine months ended September 30, 2012, we incurred $36.6 million of cost of revenues, compared to $27.9 million in the nine months ended September 30, 2011, an increase of $8.8 million, or approximately 32%. The costs of revenues in our Proprietary Products segment increased by $4.8 million, which was primarily due to the increase in sales volume of Glassia. The costs of revenues in our Distribution segment increased by $4.0 million, which was primarily due to an increase in the volume of products sold.

Gross profit in our Proprietary Products segment increased by $3.9 million, primarily due to an increase in production output during the period and improvement in our production processes, which yielded higher outputs and resulted in increased profitability due to economies of scale offset by absence of milestone revenues in 2012 compared to 2011. Gross profit in our Distribution segment increased by $0.1 million, which was primarily due to increased sales of IVIG, offset by a higher cost of revenues. As a percentage of total revenues, gross margin was 28% and 27% for the periods ended September 30, 2012 and 2011, respectively. Gross margin for the Proprietary Products segment, as a percentage of revenues from that segment, was 39% and 37% for the periods ended September 30, 2012 and 2011, respectively. Gross margin for the Distribution segment, as a percentage of revenues from that segment, was 12% and 14% for the periods ended September 30, 2012 and 2011, respectively. The overall increase in gross profit as a percentage of revenues was primarily driven by our growth in the Proprietary Products segment attributed to growth in revenues from AATD products, offset by a decrease in the profitability in our Distribution segment mainly due to a change in the mix of products sold to products with lower margins and an increase in the per unit price of products sold.

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Research and Development Expenses

In the nine months ended September 30, 2012, we incurred $9.0 million of research and development expenses, compared to $8.4 million in the nine months ended September 30, 2011, an increase of $0.6 million, or approximately 7%. This increase was primarily due to a $1.4 million increase in expenses for clinical trials in Europe and Israel for Inhaled AAT for AATD and for an indication for Glassia for newly diagnosed Type-1 diabetes, offset by a $0.7 million decrease in manufacturing expenses allocated for research and development purposes. Research and development expenses accounted for approximately 18% and 22% of total revenues for the nine months ended September 30, 2012 and 2011, respectively.

Selling and Marketing Expenses

In the nine months ended September 30, 2012, we incurred $1.4 million of selling and marketing expenses, compared to $1.8 million in the nine months ended September 30, 2011, a decrease of $0.4 million, or approximately 22%. This decrease was primarily due to a $0.4 million decrease in marketing activities related to promotions and trade show attendance. Selling and marketing expenses accounted for approximately 3% and 5% of total revenues for the nine months ended September 30, 2012 and 2011, respectively.

General and Administrative Expenses

In the nine months ended September 30, 2012, we incurred $3.6 million of general and administrative expenses, compared to $3.5 million in the nine months ended September 30, 2011, which was approximately the same level of general and administrative expenses for both periods. General and administrative expenses accounted for approximately 7% and 9% of total revenues for the nine months ended September 30, 2012 and 2011, respectively.

Financial Income

In the nine months ended September 30, 2012, we generated $0.5 million of financial income, compared to $0.7 million in the nine months ended September 30, 2011, a decrease of $0.3 million, or approximately 37%. This decrease was due to a decrease in interest received from bank deposits and other short term investments.

Income (expense) in respect of exchange and translation differences and derivatives instruments

In the nine months ended September 30, 2012, we incurred $15,000 of expense in respect of exchange and translation differences and derivatives instruments compared to $0.6 million of income in the nine months ended September 30, 2011, a decrease of $0.7 million, or approximately 102%. This decrease is primarily attributed to the change in our functional currency beginning on January 1, 2012 from NIS to U.S. dollars. As a result of this change, in 2011, we generated income in respect of translation differences on balances in other currencies versus the NIS, while in 2012, we incurred an expense in respect of translation differences on balances in other currencies versus the U.S. dollar.

Income (expense) in respect of revaluation of warrants to fair value

In the nine months ended September 30, 2012, we incurred $0.6 million of expense in respect of a revaluation of warrants to fair value, compared to $0.5 million of income in the nine months ended September 30, 2011, in respect of revaluation of warrants to fair value due to change in share prices and expected life of the warrants. In the nine months ended September 30, 2012, because our ordinary share price increased, the warrant liability increased with a corresponding expense in respect of revaluation of our warrants to fair value.

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Financial Expenses

In the nine months ended September 30, 2012, we incurred $2.5 million of financial expenses, compared to $2.8 million in the nine months ended September 30, 2011, a decrease of $0.2 million, or approximately 8%, due to a decrease in interest on our convertible debentures as a result of a decrease in its variable interest rate.

Taxes on Income

In the nine months ended September 30, 2012, we incurred $0.6 million of taxes on income, compared to no taxes on income incurred in the nine months ended September 30, 2011. We incurred the tax expense for tax withheld in a foreign jurisdiction, which we may not be able to offset against future taxes.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Segment Results

	Year Ended December 31,		Change 2011 vs. 2010
	2011	2010	Amount	Percent
	(in thousands)
Revenues:
Proprietary Products	$35,308	$22,980	$12,328	53.6%
Distribution	24,175	11,497	12,678	110.3%
Total	$59,483	$34,477	$25,006	72.5%

Cost of Revenues:
Proprietary Products	$22,188	$18,878	$3,310	17.5%
Distribution	20,574	9,827	10,747	109.4%
Total	$42,762	$28,705	$14,057	49.0%

Gross Profit:
Proprietary Products	$13,120	$4,102	$9,018	219.8%
Distribution	3,601	1,670	1,931	115.6%
Total	$16,721	$5,771	$10,950	189.7%

Revenues

In the year ended December 31, 2011, we generated $59.5 million of total revenues, compared to $34.5 million in the year ended December 31, 2010, an increase of $25.0 million, or approximately 73%. This increase was primarily due to a $12.3 million increase in our Proprietary Products segment revenues, mainly attributable to an increase in sales of Glassia offset by a decrease of $1.3 million of revenues due to the decrease in payments from the Israeli government related to the development of our snake bite antiserum product in 2011, and a $12.6 million increase in Distribution segment revenues, mainly attributable to an increase in sales of IVIG products.

Cost of Revenues

In the year ended December 31, 2011, we incurred $42.8 million of cost of revenues, compared to $28.7 million in the year ended December 31, 2010, an increase of $14.1 million, or approximately 49%. The cost of revenues in our Proprietary Products segment increased by $3.3 million, which was primarily due to the increase in sales volume of Glassia. The cost of revenues in our Distribution segment increased by $10.7 million, which was primarily due to an increase in both cost and volume of products sold.

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Gross profit in our Proprietary Products segment increased by $9.0 million, primarily due to an increase in production output during the period and improvement in our production processes, which yielded higher outputs and resulted in increased profitability due to economies of scale. Gross profit in our Distribution segment increased by $1.9 million, which was primarily due to increased sales of IVIG, offset by higher cost of revenues. As a percentage of total revenues, gross margin was 28% and 17% for the periods ended December 31, 2011 and 2010, respectively. Gross margin for the Proprietary Products segment, as a percentage of revenues from that segment, was 37% and 18% for the periods ended December 31, 2011 and 2010, respectively. Gross margin for the Distribution segment, as a percentage of revenues from that segment, was 15% for both of the periods ended December 31, 2011 and 2010, respectively. The increase in gross profit as a percentage of total revenues was primarily driven by our growth in the Proprietary Products segment attributed to growth in revenues from our AATD product.

Research and Development Expenses

In the year ended December 31, 2011, we incurred $11.7 million of research and development expenses, compared to $9.3 million in the year ended December 31, 2010, an increase of $2.5 million, or approximately 26%. This increase was primarily due to $3.1 million attributable to our clinical trials in Europe of Inhaled AAT for AATD, offset by a $1.0 million decrease in professional services expenses associated with the BLA submission to the FDA in 2010 for Glassia. Research and development expenses accounted for approximately 20% and 27% of total revenues for the years ended December 31, 2011 and 2010, respectively.

Selling and Marketing Expenses

In the year ended December 31, 2011, we incurred $2.3 million of selling and marketing expenses, compared to $2.2 million in the year ended December 31, 2010, an increase of $0.2 million, or approximately 8%. This increase was primarily due to FDA marketing authorization fees following approval of Glassia, product liability insurance expenses and professional advisor expenses, offset by a decrease in payroll and commission to distributors. Selling and marketing expenses accounted for approximately 4% and 6% of total revenues for the years ended December 31, 2011 and 2010, respectively.

General and Administrative Expenses

In the year ended December 31, 2011, we incurred $5.1 million of general and administrative expenses, compared to $4.5 million in the year ended December 31, 2010, an increase of $0.6 million, or approximately 13%. This increase was primarily due to an increase of $0.2 million in team development expenses and related corporate events, an increase of $0.2 million due to a decrease in the allocation of general and administrative expenses to the cost of establishing the facility to produce our snake bite antiserum product in 2011 compared to 2010 and an increase of $0.2 million in general, office-related expenses. General and administrative expenses accounted for approximately 9% and 13% of total revenues for the years ended December 31, 2011 and 2010, respectively.

Financial Income

In the year ended December 31, 2011, we generated $0.9 million of financial income, compared to $0.6 million in the year ended December 31, 2010, an increase of $0.3 million, or approximately 55%. This increase was primarily due to an increase of $0.4 million in income with respect to bank deposits and our short-term investments due to the increase in our cash on hand.

Income (expense) in respect of exchange and translation differences and derivatives instruments

In the year ended December 31, 2011, we generated $0.9 million of income in respect of translation and exchange differences and derivatives compared to $1.1 million of expense in the year ended December 31, 2010, primarily due to the volatility of the U.S. dollar to NIS exchange rate. During the year ending December 31, 2011 and 2010, we had excess assets over liabilities denominated in U.S. dollars. In 2011, the U.S. dollar devaluated against the NIS and we recognized financial income. In 2010, when the U.S. dollar appreciated against the NIS, we recognized financial expenses with respect to exchange rate differences.

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Income (expense) in respect of revaluation of warrants to fair value

In the year ended December 31, 2011, we generated $0.5 million of income in respect of revaluation of warrants to fair value, compared to $0.6 million of expense in the year ended December 31, 2010, in respect of revaluation of warrants to fair value. This decrease of $1.2 million was primarily due to the change in share prices and the expected life of warrants. In 2011, because our ordinary share price decreased, the warrant liability decreased with a corresponding income in respect of revaluation of our warrants to fair value.

Financial Expenses

In the year ended December 31, 2011, we incurred $3.6 million of financial expenses, compared to $3.1 million in the year ended December 31, 2010, an increase of $0.5 million, or approximately 17%. This increase was primarily due to a $0.2 million increase in the amortization of our convertible debt discount and an increase in $0.4 million of interest expenses with respect to our convertible debentures as a result of an increase in the variable interest rate of the debentures.

Taxes on Income

We did not incur any income tax expenses in the years ended December 31, 2011 and 2010.

Quarterly Results of Operations

The following tables set forth unaudited quarterly consolidated statements of operations data for the first three quarters of fiscal year 2012, each of the four quarters in fiscal year 2011 and the last quarter in fiscal year 2010. We have prepared the statement of operations data for each of these quarters on the same basis as the audited consolidated financial statements included elsewhere in this prospectus and, in the opinion of management, each statement of operations includes all adjustments, consisting solely of normal recurring adjustments, necessary for the fair statement of the results of operations for these periods. This information should be read in conjunction with the audited consolidated financial statements and related notes included elsewhere in this prospectus. These quarterly operating results are not necessarily indicative of our operating results for any future period.

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	Three Months Ended
	September 30, 2012	June 30, 2012	March 31, 2012	December 31, 2011	September 30, 2011	June 30, 2011	March 31, 2011	December 31, 2010
	(in thousands)
Revenues from Proprietary Products	$11,030	$7,024	$12,478	$13,420	$7,282	$7,106	$7,500	$13,084
Revenues from Distribution	6,648	6,728	7,124	7,737	6,028	5,249	5,161	6,797
Total revenues	17,678	13,752	19,602	21,157	13,310	12,355	12,661	19,881
Cost of revenues from Proprietary Products	6,278	4,679	7,572	8,429	5,461	5,374	2,924	7,203
Cost of revenues from Distribution	5,788	5,928	6,384	6,476	5,264	4,389	4,445	5,916
Total cost of revenues	12,066	10,607	13,956	14,905	10,725	9,763	7,369	13,119
Gross profit	5,612	3,145	5,646	6,252	2,585	2,592	5,292	6,762
Research and development expenses	2,769	2,744	3,466	3,350	2,688	2,595	3,096	2,358
Selling and marketing expenses	438	494	472	504	619	776	432	1,113
General and administrative expenses	1,132	1,085	1,348	1,579	1,217	1,219	1,111	1,546
Operating income (loss)	1,273	(1,178)	360	819	(1,939)	(1,998)	653	1,745
Financial income	119	153	183	150	251	256	213	246
Income (expense) in respect of translation differences and derivatives	34	15	(64)	302	1,021	(216)	170)	(775)
Income (expense) in respect of revaluation of warrants fair value	19	(518)	(55)	10	448	501	(419)	(35)
Financial expense	(836)	(836)	(873)	(826)	(926)	(952)	(893)	(971)
Income (loss) before taxes on income	609	(2,364)	(449)	455	(1,145)	(2,409)	(616)	210
Taxes on income	600	—	—	—	—	—	—	—
Net income (loss)	9	(2,364)	(449)	455	(1,145)	(2,409)	(616)	210

Liquidity and Capital Resources

Our primary uses of cash are to fund working capital requirements, research and development expenses and capital expenditures. Historically, we have funded our operations primarily through cash flow from operations, payments received in connection with strategic partnerships and the issuance of convertible debentures, warrants to purchase our ordinary shares and other equity securities. The balance of cash and cash equivalents, restricted cash and short-term investments as of September 30, 2012 and December 31, 2011 and 2010 totaled $33.5 million, $42.7 million and $46.1 million, respectively.

We have certain strategic partnership and distribution agreements under which we receive payments for the achievement of certain milestones. As of September 30, 2012, we received an aggregate of $36 million in payments under these agreements, and there were $69 million in payments under these agreements that we could potentially receive if we receive the milestones set forth in such agreements. See “Business—Strategic Partnerships—Chiesi (Inhaled AAT for AATD product)” and “Business—Strategic Partnerships—Baxter (Glassia).”

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On October 15, 2009, we issued NIS 100 million (or approximately $26.5 million) in aggregate principal amount of convertible debentures on the TASE. The convertible debentures mature on December 1, 2015, with three annual payments starting on December 1, 2013, with 20% of principal due on December 1, 2013 and 40% on each of December 1, 2014 and 2015. The interest rate on the convertible debentures is variable, and is indexed to the rate borne by the Israeli Government Bonds – Series 817, plus a margin of 6.10%. As of September 30, 2012, the interest rate on the convertible debentures was 8.49%. The interest rate on the Series 817 bonds resets every quarter. The convertible debentures convert into our ordinary shares at a rate of NIS 37.12 par value of debentures per ordinary share, subject to customary anti-dilution adjustments. Holders of the convertible debentures have the right to convert to our ordinary shares on each business day until November 15, 2015, except between November 16 and December 1 of each of 2013 and 2014.

Our capital expenditures for the nine months ended September 30, 2012 and the years ended December 31, 2011 and 2010 were $3.1 million, $2.0 million and $3.6 million, respectively. Our capital expenditures currently relate primarily to infrastructure facilities. We expect our capital expenditures to be stable in the near term and decline in the long term.

We believe our current cash and cash equivalents and short-term investments, along with the proceeds from this offering, will be sufficient to satisfy our liquidity requirements for the next 12 months.

Cash Flows from Operating Activities

Net cash used in operating activities was $8.0 million for the nine months ended September 30, 2012. This net cash used primarily reflected operating income of $0.5 million and non-cash expenses of $3.8 million, offset by an increase in trade receivables of $6.2 million, an increase in inventory of $3.5 million due to higher sales and interest payments of $1.7 million. Non-cash expenses of $3.8 million consisted primarily of depreciation expenses of $2.8 million and stock based compensation of $1.0 million.

Net cash provided by operating activities was $1.0 million for the year ended December 31, 2011. This net cash provided by operating activities primarily reflected an operating loss of $2.5 million, non-cash expenses of $3.9 million, a decrease in trade receivables of $5.8 million, primarily as a result of a decrease in the amount of milestone payments, and an increase in trade payable of $1.1 million, offset by an increase in inventory of $6.5 million.

Net cash provided by operating activities was $10.0 million for the year ended December 31, 2010. This net cash provided by operating activities primarily reflected an operating loss of $10.2 million, non-cash expenses of $4.3 million and the upfront payment with respect to the agreement with Baxter of $25.0 million and increases in trade payables of $5.9 million, offset by an increase in inventory of $1.8 million and an increase in trade receivables of $8.2 million.

Cash Flows from Investing Activities

Net cash used in investing activities was $3.2 million for the nine months ended September 30, 2012. This net use of cash primarily reflected investment in property, plant and equipment of $3.1 million.

Net cash used in investing activities was $1.1 million for the year ended December 31, 2011. This net use of cash primarily reflected an investment in property, plant and equipment of $2.0 million and the transfer of $1.5 million of cash to restricted cash to collateralize a bank guarantee to a customer, offset by the net proceeds from sale of short-term investments of $2.4 million.

Net cash used in investing activities was $22.2 million for the year ended December 31, 2010. This net use of cash was primarily due to a cash investment in short-term investments of $18.8 million and the purchase of property and equipment in the amount of $3.6 million.

Cash Flows from Financing Activities

Net cash provided by financing activities was $2.5 million for the nine months ended September 30, 2012. This net cash provided by financing activities was primarily due to the exercise of warrants in the amount of $2.5 million.

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Net cash used in financing activities was $0.4 million for the year ended December 31, 2011. This net use of cash was primarily due to the repayment of a research and development grant of $1.1 million, offset by the exercise of warrants in the amount of $0.7 million.

Net cash provided by financing activities was $7.4 million for the year ended December 31, 2010. This net cash provided by financing activities was primarily due to the exercise of warrants in the amount of $7.5 million.

Contractual Obligations and Commitments

The following is a summary of our contractual obligations and commitments as of December 31, 2011:

	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Purchase commitments	$3,993	$2,976	—	—	—
Long-term debt obligations(1)	31,263	7,555	12,316	11,392	—
Operating lease obligations	456	294	126	36	—
Total	$35,712	$10,825	$12,442	$11,428	—

(1)	Does not include interest payments, which are subject to a variable interest rate of 610 basis points in excess of the interest rate borne by Israeli Government Bonds – Series 817.

Purchase commitments are obligations under purchase agreement or purchase orders that are non-cancelable. Long-term debt obligations consist of contractual obligations from convertible debentures. Operating leases consist of contractual obligations from offices and vehicles leases agreements.

We are also obligated to make certain severance or pension payments to our Israeli employees upon their retirement under Israeli law. Due to the uncertainty of the timing of future cash flows associated with these payments (see Note 2q and Note 18 in our consolidated financial statements included in this prospectus), we are unable to make reasonably reliable estimates for the period of cash settlement, if any, with respect to such obligations.

Seasonality

We have experienced in the past, and expect to continue to experience, certain fluctuations in our quarterly revenues. Historically, our revenues have been strongest in our first and fourth quarters and weaker in our second and third quarters.

Off-Balance Sheet Arrangements

As of September 30, 2012, we have not been involved in any material off-balance sheet arrangements not described herein.

Critical Accounting Policies and Estimates

This discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with IFRS as issued by the IASB. The preparation of these financial statements requires management to make estimates that affect the reported amounts of our assets, liabilities, revenues and expenses. Significant accounting policies employed by us, including the use of estimates, are presented in the notes to the consolidated financial statements included elsewhere in this prospectus. We periodically evaluate our estimates, which are based on historical experience and on various other assumptions that management believes to be reasonable under the circumstances. Critical accounting policies are those that are most important to the portrayal of our financial condition and results of operations and require management’s subjective or complex judgments, resulting in the need for management to make estimates about the effect of matters that are inherently uncertain. If actual performance should differ from historical experience or if the underlying assumptions were to change, our financial condition and results of operations may be materially impacted. In addition, some accounting policies require significant judgment to apply complex principles of accounting to certain transactions, such as acquisitions, in determining the most appropriate accounting treatment.

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While our significant accounting policies are more fully described in note 2 to our consolidated financial statements appearing elsewhere in this prospectus, we believe that the following accounting policies are the most critical for fully understanding and evaluating our financial condition and results of operations.

Revenue Recognition

Revenues are recognized in profit or loss when the revenues can be measured reliably, it is probable that the economic benefits associated with the transaction will flow to us and the costs incurred or to be incurred in respect of the transaction can be measured reliably. Revenues are measured at the fair value of the consideration received less any trade discounts, volume rebates and returns.

Revenues from the sale of goods are recognized when all the significant risks and rewards of ownership of the goods have passed to the buyer and the seller no longer retains continuing managerial involvement. The delivery date is usually the date on which ownership passes.

Milestone revenues are recognized when we meet the milestones.

Contracts that are multiple element arrangements

We entered into strategic alliance agreements under which we grant to our strategic alliance partner an exclusive license to intellectual property rights for the development and commercialization of our proprietary products. The agreements contain multiple elements, including license fees, payments based on achievement of specified milestones, funding for research and development services and royalties on sales of our products.

Based on the type of element, revenues from these agreements are allocated to the various accounting units and recognized for each accounting unit separately. An element constitutes a separate accounting unit if and only if it has a separate value to the customer. Significant judgment is required to allocate elements to each accounting unit. Depending upon how such judgment is exercised, the timing and amount of revenue recognized could differ significantly. Revenue in the various accounting units containing elements is recognized when the criteria for revenue recognition regarding the elements of that accounting unit have been met according to their type and only to the extent of the consideration that is not contingent upon completion or performance of the remaining elements in the contract.

Recognizing revenue on a gross or net basis

We recognize revenues from the distribution of drugs in Israel manufactured by third-parties for clinical uses. If we were to operate or act as an agent or broker without being exposed to the risks and rewards associated with the transaction, our revenues would be presented on a net basis. However, we operate as a principal supplier and not as an agent or broker, and therefore, are exposed to the risks and rewards associated with the transaction. As such, our revenues are presented on a gross basis.

Clinical Trial Accruals and Related Expenses

We accrue and expense costs for clinical trial activities performed by third parties (or CROs), based upon estimates made as of the reporting date of the work completed over the life of the individual study in accordance with agreements established with the CRO. We determine the estimates of clinical activities incurred at the end of each reporting period through discussion with internal personnel and outside service providers as to the progress or stage of completion of trials or services, as of the end of each reporting period, pursuant to contracts with numerous clinical trial centers and CROs and the agreed upon fee to be paid for such services.

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To date, we have not experienced significant changes in our estimates of clinical trial accruals after a reporting period. However, due to the nature of estimates, we cannot assure you that we will not make changes to our estimates in the future as we become aware of additional information about the status or conduct of our clinical trials.

Warrants

Some of our outstanding warrants are deemed to be derivative instruments that require liability classification and mark-to-market accounting.

The fair value of warrants presented as a financial liability classified to Level 3 in the fair value disclosure hierarchy as per IFRS 7 is determined using assessment methods, through the use of an acceptable option pricing model. The assumptions used in the model can include the share price, exercise price, expected volatility, expected life, expected dividend and risk-free interest rate.

Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is comprised of costs of purchase and shipping and handling. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling costs.

We periodically evaluate the condition and age of inventories and make provisions for slow-moving inventories accordingly. Unfavorable changes in market conditions may result in a need for additional inventory reserves that could adversely impact our gross margins. Conversely, favorable changes in demand could result in higher gross margins when we sell products.

Impairment of Non-financial Assets

We evaluate the need to record an impairment of the carrying amount of non-financial assets whenever events or changes in circumstances indicate that the carrying amount is not recoverable. If the carrying amount of non-financial assets exceeds their recoverable amount, the assets are reduced to their recoverable amount. The recoverable amount is the higher of fair value less costs of sale and value in use. In measuring value in use, the expected future cash flows are discounted using a pre-tax discount rate that reflects the risks specific to the asset. The recoverable amount of an asset that does not generate independent cash flows is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognized in profit or loss.

An impairment loss of an asset, other than goodwill, is reversed only if there have been changes in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. Reversal of an impairment loss, as above, will not be increased above the lower of the carrying amount that would have been determined (net of depreciation or amortization) had no impairment loss been recognized for the asset in prior years and its recoverable amount. The reversal of impairment loss of an asset presented at cost is recognized in profit or loss.

We did not recognize any impairment of non-financial assets for any of the periods presented.

Share-based Payment Transactions

Our employees and other service providers are entitled to remuneration in the form of equity-settled share-based payment transactions.

The cost of equity-settled transactions with employees is measured at the fair value of the equity instruments granted at grant date. We use the binomial model when estimating the grant date fair value of equity settled share options. We selected the binomial option pricing model as the most appropriate method for determining the estimated fair value of our share-based awards without market conditions. For options granted to service providers, the fair value is remeasured as the services are received.

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The determination of the grant date fair value of options using an option pricing model is affected by estimates and assumptions regarding a number of complex and subjective variables. These variables include the expected volatility of our share price over the expected term of the options, share option exercise and cancellation behaviors, risk-free interest rates, expected dividends and the price of our ordinary shares on the TASE, which are estimated as follows:

•	Expected Life. The expected life of the share options is based on historical data, and is not necessarily indicative of the exercise patterns of share options that may occur in the future.

•	Volatility. The expected volatility of the share prices reflects the assumption that the historical volatility of the share prices on the TASE is reasonably indicative of expected future trends.

•	Risk-free interest rate. The risk-free interest rate is based on the yields of non-index-linked Bank of Israel treasury bonds with maturities similar to the expected term of the options for each option group.

•	Expected forfeiture rate. The post-vesting forfeiture rate is based on the weighted average historical forfeiture rate.

•	Dividend yield and expected dividends. We have not recently declared or paid any cash dividends on our ordinary shares and do not intend to pay any cash dividends. We have therefore assumed a dividend yield and expected dividends of zero.

•	Share price on the TASE. The price of our ordinary shares on the TASE used in determining the grant date fair value of options is based on the price on the grant date.

If any of the assumptions used in the binomial model change significantly, share-based compensation for future awards may differ materially compared with the awards granted previously.

As for other service providers, the cost of the transactions is measured at the fair value of the goods or services received as consideration for equity instruments. In cases where the fair value of the goods or services received as consideration of equity instruments cannot be measured, they are measured by reference to the fair value of the equity instruments granted.

The cost of equity-settled transactions is recognized in profit or loss, together with a corresponding increase in equity, during the period which the performance and/or service conditions are to be satisfied, ending on the date on which the relevant employees become fully entitled to the award. The cumulative expense recognized for equity-settled transactions at the end of each reporting period until the vesting date reflects the extent to which the vesting period has expired and our best estimate of the number of equity instruments that will ultimately vest. The expense or income recognized in profit or loss represents the change between the cumulative expense recognized at the end of the reporting period and the cumulative expense recognized at the end of the previous reporting period.

No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether the market condition is satisfied, provided that all other vesting conditions (service and/or performance) are satisfied.

If we modify the conditions on which equity-instruments were granted, an additional expense is recognized for any modification that increases the total fair value of the share-based payment arrangement or is otherwise beneficial to the employee/other service provider at the modification date.

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If a grant of an equity instrument is cancelled, it is accounted for as if it had vested on the cancellation date, and any expense not yet recognized for the grant is recognized immediately. However, if a new grant replaces the cancelled grant and is identified as a replacement grant on the grant date, the cancelled and new grants are accounted for as a modification of the original grant, as described above.

Post-employment Benefits Liabilities

Our post-retirement benefit plans are normally financed by contributions to insurance companies and classified as defined contribution plans or as defined benefit plans.

We operate a defined benefit plan in respect of severance pay pursuant to the Severance Pay Law. See Note 2q and Note 18 in our consolidated financial statements included in this prospectus for more details.

The present value of our severance pay depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the net cost or income for severance pay and plan assets include a discount rate. Any changes in these assumptions will impact the carrying amount of severance pay and plan assets.

Other key assumptions inherent to the valuation include employee turnover, inflation, expected long term returns on plan assets and future payroll increases. The expected return on plan assets is determined by considering the expected returns available on assets underlying the current investments policy. These assumptions are given a weighted average and are based on independent actuarial advice and are updated on an annual basis. Actual circumstances may vary from these assumptions, giving rise to a different severance pay liability.

Accounting for Income Taxes

At the end of each reporting period, we are required to estimate our income taxes. There are transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business, determined according to complex tax laws and regulations. Where the effect of these laws and regulations is unclear, we use estimates in determining the liability for the tax to be paid on our past profits, which we recognize in our financial statements. We believe the estimates, assumptions and judgments are reasonable, but this can involve complex issues which may take a number of years to resolve. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred income tax provisions in the period in which such determination is made.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

We are exposed to changes in interest arising from our convertible debentures, which bear variable interest rates. To reduce this exposure, we invest our cash balance in interest-bearing deposits. Liabilities with respect to debentures, net of deposits bearing variable interest expose us to interest rate risk with respect to changes in interest rates of short-term government debentures, which will be reflected in interest expenses. In addition, we have exposure to investments in deposits or securities bearing fixed interest, which expose us to interest rate risk with respect to fair value.

A 10% change in interest rates on our convertible debentures would cause an increase or decrease in interest expense of approximately $0.3 million on an annual basis.

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Foreign Currency Risk

Fluctuations in exchange rates, especially the NIS against the U.S. dollar, may affect our results, as part of our assets is linked to NIS, as are part of our liabilities. Changes in exchange rates may also affect the prices of products purchased by us and designated for marketing in Israel in cases where these product prices are not linked to the U.S. dollar and during the period after these products are sold to our customers in NIS. In addition, the fluctuation in the NIS exchange rate against the U.S. dollar may impact our results, as a portion of our manufacturing cost is NIS denominated.

In 2009, we signed an agreement with a contract research organization for the management of clinical trials in Europe. Total payments to the contract research organization under the agreement are denominated in U.S. dollars. In addition, payments to trial sites will go through the contract research organization, linked to the Euro to U.S. dollar exchange rate. As such, a weakening of the Euro against the U.S. dollar would lower trial costs in U.S. dollars, and vice versa. Our purchases in other currencies are not material, and therefore the impact of fluctuations in exchange rates for these currencies are not material for our results.

For the nine months ended September 30, 2012 and the years ended December 31, 2011 and 2010, we have witnessed high volatility in the U.S. dollar exchange rate. This fact impacts our revenues from the Distribution segment, where prices are denominated in or linked to the NIS upon delivery of product while our expenses for the purchase of raw materials and imported goods in the Distribution segment are in U.S. dollars and part of our development and marketing expenses are paid in NIS.

We attempt to mitigate our currency exposure by matching assets denominated in NIS currency with liabilities denominated in NIS. In the Distribution segment, we attempt to mitigate foreign currency exposure by matching Euro denominated expenses with Euro denominated revenues. Additionally, we used, and from time to time, will continue to use, currency hedging transactions using financial derivatives, collars and forward currency contracts. We attempt to enter into forward currency contracts with critical terms that match those of the underlying exposure. As of September 30, 2012, we had open transactions in derivatives in the amount of approximately $2.7 million. We regularly monitor and review the need for currency hedging transactions in accordance with trend analysis.

The following table presents information about the changes in the exchange rates of the NIS against the U.S. dollar:

Period	Change in Average Exchange Rate of the NIS against the U.S. Dollar (%)
Nine months ended September 30, 2011	7.9
Nine months ended September 30, 2012	(5.4)

As of September 30, 2012, we had excess liabilities over assets denominated in NIS in the amount of $2.8 million. When the U.S. dollar appreciates against the NIS, we recognize financial expenses with respect to exchange rate differences. When the U.S. dollar devalues against the NIS, we recognize financial revenues.

As of September 30, 2012, we had foreign currency exposures to currencies other than U.S. dollars amounting to $1.9 million in excess liabilities over assets. Most of this exposure is to the Euro.

A 10% increase (decrease) in the value of the NIS against the U.S. dollar would have decreased (increased) our financial assets by $0.3 million, $0.4 million and $1.4 million as of September 30, 2012, and as of December 31, 2011 and 2010, respectively.

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BUSINESS

Overview

We are an orphan drug focused, plasma-derived protein therapeutics company with an existing marketed product portfolio and a robust late-stage product pipeline. We develop and produce specialty plasma-derived protein therapeutics and currently market these products through strategic partners in the United States and directly, through local distributors, in several emerging markets. We use our proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce AAT in a high purity, liquid form, as well as other plasma-derived proteins. AAT is a protein derived from human plasma with known and newly discovered therapeutic roles given its immuno-modulatory, anti-inflammatory, tissue protective and antimicrobial properties. Our flagship product, Glassia, is the first and only liquid, ready-to-use, intravenous plasma-derived AAT product approved by the FDA. We market Glassia through a strategic partnership with Baxter International Inc. in the United States. Additionally, we have a product line consisting of nine other injectable pharmaceutical products which are marketed, in addition to Glassia, in more than 15 countries, including Israel, Russia, Brazil, India and other countries in Latin America, Eastern Europe and Asia. We currently have five plasma-derived protein products in our development pipeline, including Inhaled AAT for AATD that is in pivotal Phase II/III clinical trials in Europe and entering into Phase II clinical trials in the United States. In addition, we leverage our expertise and presence in the plasma-derived protein therapeutics market by distributing ten complementary products in Israel that are manufactured by third parties. We have generated an operating profit for the nine month period ended September 30, 2012. Our total revenues have grown from approximately $14.4 million in the year ended December 31, 2009 to $59.5 million in the year ended December 31, 2011, representing a 103% compound annual growth rate. In the nine month period ended September 30, 2012, we generated $51.0 million of total revenues, representing a 33% increase over the corresponding nine month period ended September 30, 2011.

Glassia is an intravenous AAT product that is indicated for chronic augmentation and maintenance therapy in adults with emphysema due to AATD. AAT is a naturally occurring protein found in a derivative of plasma known as fraction IV which regulates the activity of certain white blood cells known as neutrophils and reduces cell inflammation. Patients with genetic AATD suffer from a chronic inflammatory state, lung tissue damage and a decrease in lung function. We believe that our second generation AAT product, Inhaled AAT for AATD, is currently the only aerosolized AATD treatment in advanced stages of clinical development. We believe that Inhaled AAT for AATD will increase patient convenience and reduce the need for patients to use intravenous infusions of AAT products, thereby further reducing the risk of infection, decreasing the need for clinic visits or nurse home visits and reducing medical costs. In addition, because Inhaled AAT for AATD would be delivered directly to the affected tissue through a nebulizer using a lower dosage, we believe that this product, if approved, will enable us to treat significantly more patients from the same amount of plasma and production capacity and therefore increase our profitability. Additionally, we have successfully completed Phase II clinical studies in Israel for additional novel indications for our AAT products, including for newly diagnosed Type-1 diabetes, cystic fibrosis and bronchiectasis, and we are advancing these new indications in further clinical development.

Our products are produced using our advanced proprietary technologies and know-how for the separation and purification of proteins derived from human plasma. We produce our plasma-derived protein therapeutics in our state-of-the-art, cGMP compliant, FDA-approved, large scale production facility located in Beit Kama, Israel.

We operate in two segments: the Proprietary Products segment, in which we develop and manufacture plasma-derived therapeutics and market them in more than 15 countries, and the Distribution segment, in which we distribute drugs manufactured by third-parties for critical use in Israel, most of which are produced from plasma or its derivative products.

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Our Competitive Strengths

We believe our position in the market is attributable to the following strengths:

•	Focus on growing orphan market opportunities. We believe that the fundamental economic drivers of the orphan diseases market in which we operate are strong. In the United States and Europe, we believe that AATD is currently significantly under-identified and under-treated, as we estimate that only approximately 5% and 2% of all potential cases of AATD are treated in the United States and Europe, respectively, with an aggregate of up to an estimated 200,000 patients suffering from AATD, of which less than 10% have been diagnosed. We expect that our market opportunity for our AAT products, including Glassia and Inhaled AAT for AATD (if approved), will continue to grow as awareness of AATD expands due to factors such as marketing activities, inexpensive and effective diagnosis tools, and improved training. Additionally, the potential treatment of additional indications by our AAT products, such as cystic fibrosis and newly-diagnosed cases of Type-1 diabetes presents a significant orphan drug market opportunity beyond the AATD market.

•	Ability to develop and produce differentiated AAT products. We have used our proprietary plasma-derived protein extraction and purification platform to create approved and pipeline AAT products that we believe have advantages over the products of our competitors. For example, Glassia is the only AAT product in the world that is approved for use in a high purity liquid state which is ready for infusion and does not require reconstitution and mixing before injection, as is required from competing products. Glassia has a number of advantages over other intravenous AAT products, including the reduction of the risk of contamination or infection during the preparation for infusion, reduced potential for allergic reactions due to the absence of stabilizing agents, simple and easy use by the patient or nurse, and the possible reduction of the nurse’s time during home visits, in the clinic or in the hospital. Additionally, we have leveraged our ability to manufacture high purity liquid AAT to develop the next generation of our AAT product, Inhaled AAT for AATD, which is in pivotal Phase II/III clinical trials in Europe and is entering Phase II clinical trials in the United States. If approved, Inhaled AAT for AATD will be the first AAT product that is not required to be delivered intravenously and, instead, is administered through an easy to use nebulizer in two short daily sessions. We believe that the non-invasive Inhaled AAT for AATD will increase patient convenience and reduce the need for patients to use intravenous infusions of AAT products, thereby further reducing the risk of infection, decreasing the need for clinic visits or nurse home visits and reducing medical costs. Because of the high purity and lower amount of AAT used in Inhaled AAT for AATD relative to intravenous infusion, we believe that this product, if approved, will enable us to treat significantly more patients from the same amount of plasma and production capacity and therefore increase our profitability.

•	Portfolio of marketed products in attractive geographies. In our Proprietary Products segment, we have a product line consisting of ten products that are marketed in the United States and over 15 other countries, including Israel, Russia, Brazil, India and other countries in Latin America, Eastern Europe and Asia. We have derived approximately 43% and 42% of our total revenues in the nine months ended September 30, 2012 and the year ended December 31, 2011, respectively, from sales in the United States and Europe, and approximately 17% and 11% of our total revenues in the nine months ended September 30, 2012 and the year ended December 31, 2011, respectively, from sales in Latin America and Asia. We believe that sales in Latin America and Asia will continue to grow as socioeconomic conditions improve in these emerging markets, resulting in more informed patients who demand better quality medical care. In addition, in our Distribution segment, we leverage our expertise and presence in the plasma-derived protein therapeutics market by distributing in Israel ten complementary plasma-derived, critical-care products manufactured by third-parties.

•	Strategic partnerships with proven, industry-leading partners. We have entered into strategic partnerships with industry-leading companies to leverage their expertise, technology and familiarity with local markets, to achieve broad penetration into local markets and to control our operating costs.

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•	In the United States, we established a strategic relationship with Baxter in 2010 regarding our Glassia product and technology. The Baxter strategic relationship provides us with a strong marketing partner and a supplier of fraction IV paste, which we use to produce Glassia to be sold in the United States. Eventually, this relationship will also lead to additional production capacity as Baxter transitions to producing Glassia in its own facilities while paying us royalties, which will free up our facility to produce inhaled formulations of AAT and Glassia for other geographies and indications or other plasma-derived products.

•	Our strategic relationship with Chiesi Farmaceutici S.p.A. for Inhaled AAT for AATD, which we established in 2012, provides us with a partner that is knowledgeable and experienced in developing respiratory products and obtaining regulatory and reimbursement approval for such products in Europe, and has established and proven marketing capabilities to pulmonologists and other respiratory specialists in Europe.

•	Our strategic relationship with PARI Pharma GmbH was established in 2006 and is related to an “eFlow” nebulizer that we jointly developed to administer inhaled formulations of AAT.

•	Our strategic relationship with Kedrion S.p.A., which we established in 2011, will provide us with a strong marketing partner for KamRAB, our rabies immunoglobulin, in the United States (if approved) and will also provide us with plasma supply for the production of KamRAB.

•	Integrated scalable, fully-invested, proprietary platform technology and know-how. Our platform enables us to efficiently produce multiple products and develop new products. Our platform includes our proprietary technology and know-how, which is based on chromatography, a method for the separation of materials based on their chemical and physical characteristics such as electrical charge or molecular size. Our proprietary method and know-how for the separation of proteins from raw materials, such as plasma fractions and hyper-immune plasma, allows us to produce a majority of the proteins that are contained in sufficient concentration in blood plasma. We believe that our production process is highly efficient, in that it produces a higher proportion of final product from a given quantity of plasma or its derivative products and at a higher level of purity than other production processes employed by our competitors. In addition, our production process allows us to produce protein therapeutics from different sources of plasma and plasma derivatives from multiple suppliers. This platform provides us with control over the development and production processes and contributes to lower production costs.

•	Strong financial profile with increasing operating profitability. Our total revenues have grown from approximately $14.4 million in the year ended December 31, 2009 to $59.5 million in the year ended December 31, 2011, representing a 103% compound annual growth rate. In the nine month period ended September 30, 2012, we generated $51.0 million of total revenues, representing a 33% increase over the corresponding nine month period ended September 30, 2011. During this time, our focus on improving our operating efficiency and our increased contribution from our own proprietary products in comparison to the distribution of third-party products increased our operating margin from (9)% to 1%, resulting in operating profit for the nine months ended September 30, 2012. We believe that as Glassia sales continue to grow and we continue to develop our proprietary product pipeline, our operating profitability will continue to improve.

Our Strategy

We intend to grow our company by pursuing the following strategies:

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•	Focus on growing AAT in new indications. We believe that there is significant growth potential for our AAT products in a variety of new indications. We intend to capitalize on these growth opportunities by pursuing approvals for new indications for our AAT products. We completed a Phase II trial in Israel for the use of our intravenous AAT product for the treatment of newly diagnosed Type-1 diabetes. Additionally, we completed a Phase II clinical trial in Israel for the use of an inhaled formulation of AAT for the treatment of cystic fibrosis and bronchiectasis. We intend to continue further clinical trials either by ourselves or with a strategic partner for these new indications. For example, we intend to initiate Phase II trials in the United States for use of our inhaled formulation of AAT for the treatment of cystic fibrosis and AATD, and to continue development of AAT for the treatment of newly diagnosed Type-1 diabetes. Additionally, in pre-clinical studies, our AAT products have demonstrated promising evidence to support development in additional indications, such as chronic obstructive pulmonary disease, graft-versus-host disease and transplantations and others. We anticipate that we can effectively penetrate markets for specialty, niche products for orphan disease indications, as competition is relatively limited and our proprietary production process can give us an advantage in product quality and yield. By increasing the number of products we offer and expanding the indications in which our AAT products are used, we expect to generate higher revenues and further diversify our revenue base.

•	Expand our presence in emerging markets. Our products are currently marketed in more than 15 countries worldwide, primarily in the United States, Israel, Russia, Brazil, India and other countries in Latin America, Eastern Europe and Asia. We continue to focus on further expansion in these markets, as certain emerging markets such as Russia, Brazil and India are expected to continue to experience significant growth in plasma-derived product demand. We believe that this demand will continue to be driven by enhanced socioeconomic conditions and more informed patients who are demanding better quality medical care, as well as increasing government healthcare spending on plasma-derived products in some of these markets. In Latin America, Asia and Russia, we are expanding our presence by establishing and strengthening relationships with distributors as well as obtaining additional marketing authorization for our products. We believe that we are well positioned to take advantage of potential growth in these geographic markets because we have the ability to leverage our existing presence in these local markets. For example, Glassia is already approved by regulators in Russia and Brazil, and we currently have relationships with local distributors in both of those countries. Additionally, we have relationships with local distributors in India and Thailand related to several of our other products.

•	Pursue further strategic partnerships. We continue to examine our options for strategic partnerships for our marketed products and our product pipeline, including pursuing a strategic partner in the United States for our Inhaled AAT for AATD product and for our inhaled formulations of AAT for the treatment of cystic fibrosis and bronchiectasis. Historically, we have sought strategic partners in our target markets with industry leaders where we can benefit from their expertise, brand recognition, technology and familiarity with and penetration into local markets, and to control our operating cost. Our current strategic partnerships include Baxter for Glassia in the United States, Chiesi for Inhaled AAT for AATD in Europe, Kedrion for KamRAB in the United States, and PARI for the “eFlow” nebulizer which we use to administer inhaled formulations of AAT.

•	Invest in additional pipeline products. We are continuing to pursue further growth by diversifying our product pipeline through the discovery and development of additional plasma-derived protein products for high-value indications. For example, we are currently studying whether additional products can be developed from fraction IV paste and are investigating the development of a recombinant AAT product. We believe that we can leverage our knowledge of AAT, our strength in clinical development and our proprietary platform technology and know-how to produce additional products that could complement our existing, core plasma-derived protein therapeutics products.

Our Product Portfolio

Our products include plasma-derived protein therapeutics that are either produced in our Proprietary Products segment or marketed and sold in our Distribution segment.

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Proprietary Products Segment

Our products in the Proprietary Products segment consist of plasma-derived protein therapeutics that are administered by injection or infusion. We also manufacture certain products from synthetic raw materials or from raw materials derived from animal sources.

We currently have products that target four product categories: respiratory, immunoglobulins, critical care and other. Our flagship product in the Proprietary Products segment is Glassia, sales of which, for the nine months ended September 30, 2012, comprised approximately 70% of our total revenues in the Proprietary Products segment. Sales of KamRAB and KamRho (D) for the nine months ended September 30, 2012 accounted for the substantial balance of total revenues in the Proprietary Products segment. The following table sets forth our primary products for each treatment category in our Proprietary Products segment.

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Product	Indication	Active Ingredient	Geography
Respiratory
Glassia (or Respira/RespiKam/Ventia in certain countries)	Intravenous AATD	Alpha-1 Antitrypsin (human)	United States, Israel, Russia*, Slovenia, Brazil, Croatia and Argentina*

Immunoglobulins
KamRAB	Prophylaxis of rabies disease	Anti-rabies immunoglobulin (human)	Israel, India, Thailand, El Salvador, Russia*, and Mexico* and Korea

KamRho (D) IM	Prophylaxis of hemolytic disease of newborns	Rho(D) immunoglobulin (human)	Israel, Brazil, India, Argentina, Chile*, El Salvador, Sri Lanka, Russia, Kenya, Nigeria, Sri Lanka* and the Palestinian Authority

KamRho (D) IV	Treatment of immune thermobocytopunic purpura	Rho(D) immunoglobulin (human)	Israel, India and Argentina*

Snake bite antiserum	Treatment of snake bites by the Vipera palaestinae	Anti snake venom	Israel

Other Products
Heparin Lock Flush	To maintain patency of indwelling IV catheter designed for intermittent injection therapy or blood sampling	Heparin sodium	Israel

Kamacaine 0.5%	Local or regional anesthesia or analgesia during surgery, diagnostic and therapeutic procedures and obstetrical procedures. Spinal anesthesia for surgery	Bupivacaine HCl	Israel

Human transferrin (diagnostical grade)	Not for human use	Transferrin	United States, Israel, Germany, Slovakia and France

*	We have regulatory approval, but have not marketed the product in this country in 2012.

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Respiratory – Glassia

Glassia is an intravenous AAT product produced from fraction IV that is indicated by the FDA for chronic augmentation and maintenance therapy in adults with emphysema due to congenital AATD. While Glassia does not cure AATD, it supplements the patient’s insufficient physiological levels of AAT and is administered as a chronic treatment. As such, the patient must take Glassia indefinitely over the course of his or her life in order to maintain the benefits provided by it.

In the United States and Europe, we believe that AATD is currently significantly under-identified and under-treated, as we estimate that only approximately 5% and 2% of all potential cases of AATD are treated in the United States and Europe, respectively, with an aggregate of up to an estimated 200,000 patients suffering from AATD, of which less than 10% have been diagnosed. According to a 2011 report of the Marketing Research Bureau, the annual cost to the patient of AATD treatment is between $80,000 and $100,000 per patient. In the United States, in some of the European countries and in Israel, we believe that the majority of the cost of treatment is covered by medical insurance programs.

We estimate that the potential world market for AAT products is significantly larger than current consumption indicates. We believe that the primary reasons for this are the non-availability of AAT products in many countries, underdiagnosis of patients suffering from AATD, expensive and protracted registration processes required to commence sales of AAT products in new markets and the absence of insurance reimbursement in various countries.

Glassia is the only AAT product in the world that is approved for use in a high purity liquid state which is ready for infusion and does not require reconstitution and mixing before injection, as is required from competing products. Glassia has a number of advantages over other intravenous AAT products, including the reduction of the risk of contamination during the preparation and infection during the infusion, reduced potential for allergic reactions due to the absence of stabilizing agents, simple and easy use by the patient or nurse, and the possible reduction of the nurse’s time during home visits, in the clinic or in the hospital.

Currently, Glassia has been approved in five countries. It is sold in three of those countries and also is sold in two additional countries, where it has not been approved, on a compassionate use basis. The majority of sales of Glassia are in the United States, where Glassia was approved by the FDA in July 2010 and sales began in September 2010. As part of the approval, the FDA requested that we conduct Phase IV clinical trials, as is common in the pharmaceutical industry, aimed at collecting additional safety and efficacy data for Glassia. In 2010, we submitted our proposed Phase IV clinical trials to the FDA, which we have not yet begun. Pursuant to our agreement with Baxter described below, we expect that the Phase IV clinical trials will be substantially financed by Baxter.

We market Glassia in the United States through our partnership with Baxter and by ourselves, and through our distributors in four countries. We plan to submit Glassia for marketing approval in additional countries. Revenues from our AATD products have grown from approximately $0.6 million in 2009 to $26.0 million in 2011, representing a 492% compound annual growth rate.

Immunoglobulins

KamRAB

KamRAB is a prophylactic treatment against rabies infection that is administered to patients after exposure to an animal suspected of being infected with rabies. KamRAB is a protein therapeutic derived from hyper-immune plasma, which is plasma that contains high levels of antibodies from donors that have been previously exposed to rabies. KamRAB is administered by a one-time injection, and the precise dosage is a function of the patient’s weight.

According to the World Health Organization, about 10 million people throughout the world require medical treatment against rabies every year after being bitten by animals suspected of being infected. We believe that there are market opportunities for KamRAB in developing countries and in the United States. In many developing countries, patients do not receive treatment for suspected rabies due to the lack of availability of healthcare resources. In the United States, there is currently only one significant provider of anti-rabies immunoglobulin and we believe that healthcare providers may seek to diversify their source of supply if a competing high-quality product were approved for sale.

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We began selling KamRAB in certain countries in Asia and Latin America in 2003, where sales of the product have steadily increased. We sell KamRAB in seven countries and are pursuing market approval in the United States. In April 2007, we received approval from the FDA to commence Phase II/III clinical trials of KamRAB and in January 2010, the FDA approved significantly shorter clinical trials, which are scheduled to begin in the first quarter of 2013. In July 2011, we signed a strategic agreement with Kedrion S.p.A for the clinical development and marketing in the United States of KamRAB, pursuant to which Kedrion agreed to bear all the costs required for the Phase II/III clinical trials. See “—Strategic Partnerships—Kedrion.”

KamRho (D)

KamRho (D) is indicated for (i) the prevention of hemolytic disease of the newborn (“HDN”), which is a blood disease that occurs where the blood type of the mother is incompatible with the blood type of the fetus; and (ii) the treatment of immune thrombocytopenic purpura (“ITP”), which is thought to be an autoimmune blood disease in which the immune system destroys the blood’s platelets, which are necessary for normal blood clotting. KamRho (D) is produced from hyper-immune plasma and is administered through intra-muscular injection (KamRho (D) IM) or through intravenous infusion (KamRho (D) IV).

According to academic research, approximately 15% of Caucasian women are Rh-negative and, if left untreated, HDN would affect one percent of all newborns and would be responsible for the death of one baby out of every 2,200 births. In addition, academic research estimates that ITP affects approximately five out of every 100,000 children per year, and two of every 100,000 adults per year worldwide, although some will recover without treatment. We have completed the registration process for Kam Rho (D), and are selling it in Israel and in another six countries in Latin America, Asia, Africa and Eastern Europe.

Snake Bite Antiserum

Our snake bite antiserum product is used for the treatment of humans that have been bitten by the most common Israeli viper (Vipera palaestinae). The venom of the Israeli viper is poisonous and causes, among other symptoms, severe immediate pain with rapid swelling. These snake bites can lead to death if left untreated. Our snake bite antiserum is produced from hyper-immune serum that has been derived from horses that were immunized against Israeli viper venom. This product is the only treatment on the market for Israeli viper snake bites.

We developed the snake bite antiserum pursuant to an agreement with the Israeli Ministry of Health entered into in March 2009. We completed construction of production facilities and laboratories for the product, and successfully passed the Israeli Ministry of Health inspections. We began production in August 2011 and commenced sales to the Israeli Ministry of Health in 2012. The agreement with the Israeli Ministry of Health is renewable for up to ten additional one-year periods.

Other Products

We also sell additional critical care products including Heparin, an anticoagulant, and Kamacaine, an anesthetic for surgery or obstetric procedures and Transferrin, which is used as a cultural medium for diagnostic assays and cell cultures.

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Distribution Segment

Our primary products in the Distribution segment include pharmaceuticals for critical use delivered by injection or infusion. We leverage our expertise and presence in the plasma-derived protein therapeutics market to distribute products in Israel that we believe complement our products in the Proprietary Products segment. Most of the products in our Distribution segment are produced from plasma or plasma-derivatives, and are manufactured by European companies. We distribute these products in Israel on an exclusive basis. IVIG is our primary product in the Distribution segment, comprising approximately 29% of total revenues in the Distribution segment for the nine months ended September 30, 2012.

The following table sets forth our primary products in our Distribution segment.

Product	Indication	Active Ingredient
Respiratory
Bramitob	Management of chronic pulmonary infection due to pseudomonas aeruginosa in patients six years and older with cystic fibrosis	Tobramycin

Immunoglobulins
IVIG 5%	Treatment of various immunodeficiency-related conditions	Gamma globulins (IgG) (human)

Varitect	Preventive treatment after exposure to the virus which causes chicken pox and zoster herpes	Varicella zoster immunoglobulin (human)

Hepatect CP	Prevent contraction of Hepatitis B by adults and children older than two years	Hepatitis B immunoglobulin (human)

Megalotect	Contains antibodies which neutralize cytomegalovirus viruses and prevent their spread in immunologically impaired patients	CMV immunoglobulin (human)

Critical Care
Heparin sodium injection	Treatment of thrombo-embolic disorders such as deep vein thrombosis, acute arterial embolism or thrombosis, thrombophlebitis, pulmonary embolism, fat embolism. Prophylaxis of deep vein thrombosis and thromboembolic events	Heparin sodium

Albumin	Maintains a proper level in the patient’s blood plasma	Human serum Albumin

Coagulation Factors
Factor VIII	Treatment of Hemophilia Type A diseases	Coagulation Factor VIII (human)

Factor IX	Treatment of Hemophilia Type B disease	Coagulation Factor IX (human)

Our Product Pipeline and Development Program

We are in various stages of clinical development of new product candidates for our Proprietary Products segment. The following table sets forth our primary product pipeline in our Proprietary Products segment and each such product’s stage of clinical trials:

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(1)	“IV” represents intravenous administration of the product. “IH” represents inhaled administration of the product. “IM” represents intramuscular administration of the product.

(2)	Phase I and II are complete in Israel. Phase II / III are in process in Europe. Phase II scheduled to begin in 2013 in the United States.

(3)	Phase I and II are complete in Israel.

(4)	Currently reviewing regulatory pathway for Phase II/III trial in Europe or Israel for newly diagnosed cases of Type-1 diabetes.

(5)	Phase II / III clinical trials are scheduled to begin in the United States in the first quarter of 2013.

(6)	Orphan drug designation in the United States.

(7)	Orphan drug designation in the European Union.

Inhaled Formulations of AAT

We are in various stages of development of inhaled formulations of AAT administered through the use of a custom-designed nebulizer co-developed with PARI for several indications in the respiratory field, including the treatment of AATD, cystic fibrosis and bronchiectasis.

AATD

We have been able to leverage our expertise gained from the production of Glassia to develop Inhaled AAT for AATD, an inhaled AAT product candidate for the treatment of AATD. Existing treatments for congenital AATD require weekly intravenous infusions of AAT therapeutics. We believe that Inhaled AAT for AATD will significantly improve the quality of life of the patients. If approved, Inhaled AAT for AATD will be the first AAT product that is not required to be delivered intravenously but, instead is administered by an easy-to-use nebulizer in two short daily sessions. We believe that Inhaled AAT for AATD will increase patient convenience and reduce the need for patients to use intravenous infusions of AAT products, thereby further reducing the risk of infection, decreasing the need for clinic visits or nurse home visits and reducing medical costs. Because of the purity and amount of AAT product used in Inhaled AAT for AATD, we believe that this product, if approved, will enable us to treat significantly more patients from the same amount of plasma and production capacity and therefore increase our profitability.

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The current standard care for AATD in the United States and in certain European countries is intravenous infusion of an AAT therapeutic. We estimate that only 2% of the AAT dose reaches the lung when administered intravenously. We have conducted a study demonstrating that administration of inhaled formulations of AAT through inhalation results in greater dispersion of AAT to the target lung tissue. Accordingly, we believe that an inhaled formulation of AAT would require a significantly lower therapeutic dose and would be more effective in reducing inflammation of the lung tissue. In addition, treatment by inhalation will enable the treatment of up to four to five times more patients with the same amount of AAT currently used by one patient for intravenous infusion. In addition, self-administration by inhalation is more convenient than intravenous infusion and would also reduce the burden on healthcare providers to administer treatments.

We are currently undergoing or preparing for clinical trials for Inhaled AAT for AATD, which has been designated as an orphan drug for the treatment of AATD in the United States and Europe. A Phase II/III pivotal trial under EMA guidance is currently being performed in six countries in Europe and in Canada. The trial, which is designed as a double blind placebo controlled and randomized trial, started in January 2010 and is currently ongoing. Subjects in this trial administer a daily dose of Inhaled AAT for AATD or equivalent dose of placebo for 50 consecutive weeks. An open label extension of an additional 50 weeks on active drug is offered to some study participants once they complete the initial 50 week period. Additionally, we completed a third blinded interim safety analysis. The interim safety analysis reports of these trials did not raise any safety concerns.

During the second half of 2012, in the United States, we gained FDA approval for investigational new drug (“IND”) Phase II trials for Inhaled AAT for AATD. We are currently planning the Phase II trials, which may serve as a supplementary trial to the European trials which were designed to incorporate parameters required by the FDA.

An inhaled formulation of AAT was investigated in two separate Phase I trials (Phase Ia and Phase Ib). These trials were performed in accordance with the scientific advice provided by the EMA under the product’s orphan designation status. In both trials, the inhaled formulation of AAT and the control product, a placebo, were administered using the “eFlow” nebulizer. Phase Ia was a single-blind, randomized, single-dose escalation, placebo-controlled study in 24 subjects. Phase Ib was a single-blind, randomized, repeated-dose, dose ranging, placebo-controlled study in 15 subjects. Both trials were targeted to explore safety and tolerability and were completed successfully.

We conducted a Phase II lung deposition trial in three different patient populations: patients with cystic fibrosis, patients with emphysema and healthy subjects. The results of the Phase II trial indicated efficient deposition of AAT, including to most periphery regions. No safety issues were noted.

Cystic Fibrosis

We are currently developing an inhaled formulation of AAT for the treatment of cystic fibrosis, which has been designated as an orphan drug in Europe and the United States. Cystic fibrosis is a congenital disease that causes mucus to build up in the lungs, digestive tract and other areas of the body. The Cystic Fibrosis Foundation estimates that approximately 70,000 people suffer from cystic fibrosis throughout the world. The rate of diagnosis of new patients in the United States is approximately 1,000 per year. Treatment of cystic fibrosis continues throughout the patient’s life, and standard treatments are currently limited to inhaled antibiotics and, in severe cases, lung transplantation.

As discussed above in “—Our Product Pipeline and Development Program—Inhaled Formulations of AAT—AATD,” during the second half of 2012, we received FDA approval for IND Phase II trials for the inhaled formulation of AAT for the treatment of AATD and cystic fibrosis, which we are currently in the process of developing.

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Previously, in August 2008, we completed a Phase II trial in 21 cystic fibrosis patients. The trial was a double-blind, randomized, placebo-controlled, Phase II trial that sought to explore the safety and efficacy of an inhaled formulation of AAT in cystic fibrosis patients, and consisted of treatment periods of 1 day, 7 days and 28 days. No serious adverse events were reported in any of the patients and the safety listings did not indicate any safety concerns. The trial concluded that the product was safe and well tolerated when inhaled daily for 28 days. A reduction of neutrophils and neutrophil elastase in sputum was observed in the group receiving the inhaled formulation of AAT while no such reduction was observed in the placebo group. The results, while not statistically significant due to small sample size, suggested an anti-inflammatory effect through the usage of the inhaled formulation of AAT in cystic fibrosis patients.

Bronchiectasis

We are also in the process of developing an inhaled formulation of AAT for the treatment of bronchiectasis, which has been designated as an orphan drug in the United States. Bronchiectasis is an illness causing blockage and infection of the lungs. According to research conducted by the Cystic Fibrosis Foundation, in the United States alone, there are 100,000 persons suffering from bronchiectasis. Throughout the world, it is estimated that there are about 600,000 persons suffering from bronchiectasis. Treatment of bronchiectasis continues throughout the patient’s life.

While we have not yet sought approval for clinical trials in the United States, we presented the findings to the FDA of a Phase II trial we conducted in Israel, which was a double-blind, randomized, placebo-controlled trial in 21 bronchiectasis patients and aimed to explore the safety and efficacy of an inhaled formulation of AAT in bronchiectasis patients for 12 weeks. The safety profile demonstrated was high and the product was determined as safe and tolerable for a period of 12 weeks in bronchiectasis patients. Efficacy results were not statistically significant due to the small number of patients in the study and to variability of the patients’ disease severity, but suggested a positive effect of AAT on decreasing inflammation of the lungs.

AAT by Infusion for Treatment of Newly Diagnosed Type-1 Diabetes

We have commenced the development of an additional indication for Glassia for its usage in the treatment of newly diagnosed cases of Type-1 Diabetes. Diabetes is an autoimmune disease in which the pancreas cells responsible for secretion of insulin are attacked and destroyed by the immune system. According to estimates by the U.S. Centers for Disease Control, more than 10 million persons throughout the world suffer from Type-1 Diabetes with 100,000 new patients diagnosed annually. According to estimates by the American Association for Type-1 Diabetes, approximately three million people in the United States suffer from Type-1 Diabetes, with 30,000 new patients diagnosed annually.

Studies have demonstrated that even though the level of AAT protein in Type-1 Diabetes patients may be normal, the activity of the AAT protein in these patients is significantly lower than in healthy people. Because AAT has proven anti-inflammatory responses, we believe that treatment by AAT protein in the initial stages after diagnosis of Type-1 Diabetes may prevent or may delay the inflammation that is caused by the autoimmune destruction of the pancreatic cells. As a result, we believe that AAT therapeutics may slow the progression of the development of newly diagnosed Type-1 Diabetes and improve prognosis. A number of studies conducted recently, including those conducted using Glassia, as discussed below, have suggested that use of AAT protein may delay the inflammatory process in the pancreatic cells and maintain or prolong cell function, which is increased by the secretion of insulin and glycemic control. We believe that the use of Glassia for the treatment of newly diagnosed Type-1 Diabetes, unlike the current standard of care insulin treatment, may prevent or slow the progression of the development of the disease. If demonstrated in further clinical studies, we believe that this product can slow progression and delay the complications of diabetes, such as retinopathy, nephropathy and heart disease.

In December 2012, we completed Phase I/II clinical trials in Israel of Glassia for usage in the treatment of Type-1 Diabetes, which suggested that AAT may slow disease progression, allow continued functionality of beta cells and improve glycemic control. The objective of the trials was to examine the safety and efficacy of Glassia for treatment of newly diagnosed Type-1 Diabetes. The participants in the trials included 24 patients suffering from Type-1 Diabetes, between ages 9 and 17, who have been diagnosed as suffering from Type-1 Diabetes within the most recent six months. We are currently planning to approach the FDA, the EMA and the Israeli Ministry of Health to discuss next steps for the registration process in the United States, Europe and Israel, respectively.

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Other Indications

In addition, we believe that a number of additional potential indications may exist for this product candidate, including chronic obstructive pulmonary disease, graft-versus-host disease and transplantations.

Strategic Partnerships

We currently have strategic partnerships with a number of different companies regarding the development and/or distribution of our products in both the Proprietary Products and Distribution segments. Certain of the strategic partnerships relating to our Proprietary Products segment are discussed below.

Baxter (Glassia)

On August 23, 2010, we entered into a strategic partnership with Baxter Healthcare Corporation, an affiliate of Baxter. The arrangement includes three main agreements: (1) a distribution agreement, pursuant to which Baxter is the sole distributor of Glassia in the United States, Canada, Australia and New Zealand; (2) a licensing agreement, which grants Baxter licenses to use our knowledge and patents to produce, develop and sell Glassia and other products administered by transfusion; and (3) an agreement for Baxter to supply us with fraction IV, a plasma derivative, produced by Baxter, as discussed under “—Manufacturing and Supply—Raw Materials—Fraction IV for Glassia.” As between us and Baxter, we retain all rights, including distribution rights, to any inhaled formulation of AAT in development, including Inhaled AAT for AATD.

Pursuant to the distribution agreement and the technology license agreement, we are entitled to receive payments for the distribution rights and the achievement of certain milestones for an aggregate of up to $45 million, of which we have already received $30 million.

Sales to Baxter accounted for 37%, 41% and 30% of our total revenues in the nine months ended September 30, 2012 and the years ended December 31, 2011 and 2010, respectively.

Distribution Agreement

Pursuant to the distribution agreement, we received an upfront payment of $20 million. Additionally, Baxter is obligated to purchase a minimum amount of Glassia per year until the end of 2015, subject to Baxter’s option, which must be exercised by June 30, 2013, to replace the purchase requirement for 2015 with the minimum amount of royalty payments set forth in the technology license agreement described below. After 2015, Baxter has no obligation to purchase a minimum amount of Glassia; however, Baxter’s failure to purchase a specified minimum amount of Glassia over a certain period provides us with the right to terminate the agreement. Baxter is also obligated to fund required Phase IV clinical trials related to Glassia up to a specified amount. If the costs of such clinical trials are in excess of this amount, we have agreed to fund a portion of the costs. We do not expect that the cost of the trials will exceed the specified amount.

The distribution agreement expires in 2040. In addition to customary termination provisions, either party may terminate the agreement, subject to certain exceptions, in whole or solely with respect to one or more countries covered by the distribution agreement, if regulatory approval in one or more countries covered by the distribution agreement is withdrawn or rejected and not reversed. Baxter has the right to terminate the agreement, upon prior written notice and after a period of time, in the event that Glassia is determined to materially infringe upon a third party’s intellectual property rights. In addition to the minimum purchase termination right discussed above, we have the right to terminate the agreement upon prior written notice if Baxter infringes upon our intellectual property.

Following termination of the agreement, Baxter is obligated to cease marketing, promoting or otherwise using Glassia and, at our election, sell all remaining inventory of Glassia in the market or back to us at the relevant purchase price.

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Technology License Agreement

The technology license agreement provides an exclusive license to Baxter, with the right to sub-license to certain manufacturing parties, of our intellectual property and know-how regarding the manufacture and additional development of Glassia for use in Baxter’s production and sale of Glassia in the United States, Canada, Australia and New Zealand. Baxter agreed to pay us royalties at the rates specified in the agreement once it begins its own production of Glassia, which we expect to begin in 2015. The technology license agreement sets forth a minimum amount of royalty payments required to be made by Baxter per year beginning on the earlier of the first year of commercial sales of Glassia produced by Baxter or 2015, if Baxter exercises its option to replace the minimum purchase requirements for 2015 under the distribution agreement, as described above.

The intellectual property rights for any improvements on the manufacturing process or formulations that we disclose to Baxter belong to the party that develops the improvements, with each party agreeing to cross-license the developed improvements to the other party. We retain an option to license any intellectual property developed by Baxter under the agreement that is not considered an improvement on the licensed technology. Additionally, Baxter owns any intellectual property it develops using the licensed technology for new indications for the intravenous AAT product, for which we retain an option to license at rates to be negotiated. Any technology related to new indications for the intravenous AAT product developed by us during the royalty payments period will be part of the licensed technology covered by the technology license agreement.

The technology license agreement expires in 2040. Either party may terminate the agreement, in whole or solely with respect to one or more countries covered by the distribution agreement, pursuant to customary termination provisions. Baxter also has the right to terminate the agreement, upon prior written notice, in the event that: (i) our manufacturing process technology for Glassia is determined to materially infringe upon a third party’s intellectual property rights, and we have not obtained a license to such third party’s intellectual property or provided an alternative non-infringing manufacturing process; (ii) there are certain decreases in Glassia sales in the United States unless such decreases are due to transfers to Inhaled AAT for AATD; or (iii) the regulatory approval process in the United States has been withdrawn or rejected as a result of our inaction or lack of diligent effort, provided such withdrawal or rejection was not primarily caused by the breach by Baxter of its obligations. We have the right to terminate the agreement, upon prior written notice: (i) if Baxter contests or infringes upon our intellectual property; (ii) if regulatory approval in one or more countries covered by the technology license agreement is withdrawn or rejected and not reversed, provided it was not primarily caused by the breach by us of our obligations; (iii) in the event that Glassia produced by Baxter, other than as a result of our manufacturing process technology, is determined to materially infringe upon a third party’s intellectual property rights, provided that the termination right is limited only to the country in which such judgment is binding; or (iv) if the first sale of Glassia produced by Baxter has not occurred by June 15, 2017, and Baxter has not used commercially reasonable efforts to sell by that date. Following any termination, other than expiration of the agreement, all licensed rights will revert to us. Upon expiration of the agreement, we are obligated to grant to Baxter a non-exclusive, perpetual, royalty free license.

Chiesi (Inhaled AAT for AATD product)

On August 2, 2012, we entered into an exclusive distribution agreement with Chiesi, a fully integrated European-based pharmaceutical company focused on respiratory disease and special care products. Chiesi distributes its products in more than 60 countries and has 24 affiliates worldwide. It has a direct commercial presence in Europe, the United States and in many important emerging markets.

We granted Chiesi the exclusive right to commercialize Inhaled AAT for AATD in the European Union and Turkey, as well as certain other European and Asian countries, including certain ex-Soviet Union countries. We retain all rights, including distribution rights, for additional indications for inhaled formulations of AAT, including indications for the treatment of cystic fibrosis and bronchiectasis. We also retain ownership of intellectual property rights for Inhaled AAT for AATD. Chiesi will be responsible for, among other things, product sales and marketing, patient recruitment and screening and obtaining reimbursement approvals for the product. Following the receipt of certain required regulatory and reimbursement approvals, Chiesi is required to purchase a minimum amount of the Inhaled AAT for AATD product per year.

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We are entitled to receive payments upon the achievement of certain regulatory and sales target milestones for an aggregate of up to $60 million, including the upfront payment we have already received.

The agreement expires on August 2, 2024. Either party may terminate the agreement (i) upon an uncured material breach by the other party, (ii) upon certain bankruptcy events of the other party or (iii) with prior notice if any regulatory approval in one or more countries covered by the distribution agreement is withdrawn or the application has been rejected, and the decision has not been reversed for a certain period thereafter, provided that the withdrawal or rejection was not primarily caused by the breach of the terminating party of its obligations. We have the right to terminate the agreement with prior notice if Chiesi does not meet its minimum purchase obligations, or if Chiesi infringes upon our intellectual property.

PARI

On November 16, 2006, we entered into a license agreement with PARI (the “Original Pari Agreement”) regarding the clinical development of an inhaled formulation of AAT, including Inhaled AAT for AATD, using PARI’s “eFlow” nebulizer. Under the Original Pari Agreement, we received an exclusive worldwide license, subject to certain preexisting rights, including the right to grant sub-licenses, to use the “eFlow” nebulizer, including the associated technology and intellectual property, for the clinical development, registration and commercialization of inhaled formulations of AAT to treat AATD and respiratory deterioration, and to commercialize the device for use with such inhaled formulations. The agreement also provided for PARI’s cooperation with us during the pre-clinical phase and Phase I clinical trials of inhaled formulations of AAT, where each of us was responsible for developing and adapting our own product and bore the costs involved.

Pursuant to the Original Pari Agreement, we agreed to pay PARI royalties from sales of inhaled formulations of AAT, after certain deductions, at the rates specified in the agreement. The royalties will be paid for each country separately, until the later of (1) the expiration of the last of certain specified patents covering the “eFlow” nebulizer, or (2) 15 years following the first commercial sale of an inhaled formulation of AAT in that country (the “Pari royalties period”). During the Pari royalties period, PARI is obligated to pay us specified percentages of its annual sales of the “eFlow” nebulizer for use with inhaled formulations of AAT above a certain threshold defined in the agreement and after certain deductions. On February 21, 2008, we entered into an addendum to the Original Pari Agreement (together with the Original Pari Agreement, the “Pari Agreement”), which extended the exclusive global license granted to us to use the “eFlow” nebulizer, including the associated technology and intellectual property, for the clinical development, registration and commercialization of inhaled formulations of AAT for two additional indications of lung disease, namely cystic fibrosis and bronchiectasis. Pursuant to the addendum, each party will be responsible for developing and adapting its own product for the additional indications and will bear the costs involved. Additionally, we and PARI will supply, each at our own expense, inhaled formulations of AAT and the “eFlow” nebulizers, respectively, and in the quantities required for all phases of clinical studies worldwide. In addition, PARI will provide to us, at its expense, technical and regulatory support regarding the “eFlow” nebulizer. Sales of the inhaled formulation of AAT for the additional indications will be added to sales of the first two indications covered by the original agreement as the basis for calculating the royalties to be paid by us to PARI.

The Pari Agreement expires when the Pari royalties period ends. Either party can terminate the Pari Agreement upon customary termination provisions. Additionally, upon the occurrence of any one of the following events, PARI has the right to negotiate with us in good faith about whether to continue our collaboration: (i) PARI’s costs of the required clinical trials exceed a certain amount, unless we or a third party incurs such expenses on behalf of PARI; (ii) an inhaled formulation of AAT is not successfully registered with any regulatory authorities by 2016; (iii) there are no commercial sales of AAT Inhaled within a certain period after successful registration with any regulatory authority; or (iv) we cease development of AAT Inhaled for a certain period of time. If, within 180 days of PARI’s request to negotiate, we do not agree to continue the collaboration, PARI has the option either to render the license they grant to us non-exclusive or to terminate the agreement. We have the right to terminate the agreement, upon prior written notice, (i) in the event that the “eFlow” nebulizer is determined to infringe upon a third party’s intellectual property rights, (ii) an injunction barring the use of the “eFlow” nebulizer has been in place for a certain period of time, (iii) a clinical trial for AAT Inhaled fails as a result of, after a cure period, the “eFlow” nebulizer not conforming to specifications or PARI’s inability to supply the “eFlow” nebulizer; or (iv) failure by PARI to register the “eFlow” nebulizer within a certain period of time after receiving Phase III results for AAT Inhaled.

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Following any termination, all licensed rights will revert to PARI, unless we terminate the agreement as a result of PARI’s bankruptcy, payment failure or material breach, in which case we retain the license rights to the “eFlow” nebulizer as long as we continue making royalty payments.

In addition, on February 21, 2008, we signed a commercialization and supply agreement with PARI that provides for the supply of the “eFlow” nebulizer and its spare parts to patients who are treated with the inhaled formulation of AAT, either through its own distributors, our distributors or independent distributors in countries where PARI does not have a distributor. The commercialization and supply agreement expires upon the earlier of (1) the end of four years from (x) the end of the last Pari royalties period, or (y) the termination of the Pari Agreement by one party due to the other party declaring bankruptcy, failing to make a payment after a 30-day cure period or breach of a material provision after a 30-day cure period, or (2) the termination of the Pari Agreement pursuant to its terms, other than for reasons as previously described, in which case the commercialization and supply agreement terminates simultaneously with the Pari Agreement provided that PARI ensures availability of the “eFlow” nebulizer and its associated spare parts and service to anyone being treated with the inhaled formulation of AAT at the time of such termination, for the warranty period of the device or for a longer period, if required by the applicable law or the relevant regulatory authority.

Kedrion (KamRAB)

On July 18, 2011, we signed an agreement with Kedrion, an international pharmaceutical company engaged in the manufacture of life saving drugs based on human plasma which complement our products, and which are marketed in Europe, the United States and approximately 40 other countries worldwide. The agreement provides for exclusive cooperation on completing the clinical development, and marketing and distribution of our anti-rabies pharmaceutical, KamRAB, in the United States.

Pursuant to the agreement, Kedrion will bear all the costs of the Phase III clinical trials in the United States of our product for rabies. Costs related to any Phase IV clinic trials, if required, and the FDA Prescription Drug User fee that is required for all FDA new drug approvals will be divided equally between us and Kedrion. It was also agreed that the hyper-immune plasma required to produce the product would be supplied by KedPlasma LLC, a subsidiary of Kedrion.

The agreement provides exclusive rights to Kedrion to market and sell KamRAB in the United States. We retain intellectual property rights to KamRAB. Beginning shortly after receipt of FDA approval for KamRAB, Kedrion will be obligated to purchase a minimum amount of KamRAB per year during the term of the agreement.

The term of the agreement is for six years following the receipt of FDA approval, subject to Kedrion’s option to extend the agreement by two years. In addition to customary termination provisions, either party can terminate the agreement for any reason prior to the commencement of clinical trials for FDA approval. Kedrion also has the right to terminate the agreement, upon prior written notice, (i) for any reason after receipt of FDA approval, (ii) in the event that the FDA biologics license is suspended or revoked and cannot be reinstated within a certain period of time, or (iii) a major regulatory change occurs that materially and adversely increases the clinical trial costs. We have the right to terminate the agreement in the event that (i) a major regulatory change occurs that materially and adversely increases the manufacturing costs of KamRAB, (ii) a major regulatory change occurs that poses considerable difficulties on submission of an application for FDA approval or (iii) clinical trials are not initiated within a certain time after either receipt by Kedrion of enough product or FDA approval to begin clinical trials.

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Manufacturing and Supply

We have a production plant located in Beit Kama, Israel, which is fully cGMP compliant. We operate the main production facility on schedules so that at any time the facility is assigned to produce one product only. The division of facility time among the various products is determined based on orders received, sales forecasts and development needs. We are planning to increase the logistics capacity of the plant through 2013 and to enhance the existing infrastructure.

Our production plant passed inspection by the FDA in 2010, and our plant and laboratories also successfully passed a quality assurance audit by the Russian Ministry of Health and similar authorities in Brazil and Mexico. In July 2011, a cGMP audit was conducted by the Israeli Ministry of Health, following which the plant’s main production facility was reapproved, as well as the new facility to produce our snake bite antiserum product, which was planned and constructed between the years 2009 and 2011 with Ministry of Health funding and began operating in August 2011.

Raw Materials

The main raw materials in our Proprietary Products segment are plasma and fraction IV. We also use other raw materials, including both natural and synthetic materials. We purchase raw materials from suppliers who are regulated by the FDA, EMA and other regulatory authorities. Our suppliers are approved in their countries of origin and by the Ministry of Health in Israel. The raw materials must comply with strict regulatory requirements. We require our raw materials suppliers to comply with the cGMP rules, and we audit our suppliers from time to time. We are dependent on the regular supply and availability of raw materials in our Proprietary Products segment.

Other than Baxter, in the nine months ended September 30, 2012 and the years ended December 31, 2011 and 2010, there were no other suppliers who accounted for 10% or more of the total purchases of raw materials in our Proprietary Products Segment. We maintain relationships with several suppliers in order to ensure availability and reduce reliance on specific suppliers. We are dependent, however, on a number of suppliers who supply specialty ancillary products prepared for the production process, such as specific gels and filters. See “Risk Factors—We would become supply-constrained and our financial performance would suffer if we were unable to obtain adequate quantities of source plasma or plasma derivatives or specialty ancillary products approved by the FDA, the EMA or the regulatory authorities in Israel, or if our suppliers were to fail to modify their operations to meet regulatory requirements.”

In the nine months ended September 30, 2012 and the year ended December 31, 2011, we incurred $8.8 million and $9.1 million of expenses for the purchase of raw materials, respectively.

Fraction IV for Glassia

On August 23, 2010, in conjunction with the cooperation arrangement with Baxter, we signed an agreement with Baxter for the supply of fraction IV for use in the production of Glassia to be sold in the United States. Under this agreement, Baxter also supplies us with fraction IV to continue the development and trials of Glassia and for the production, sale and distribution of Glassia in jurisdictions other than the United States. Baxter receives no payment for the supply of fraction IV to be used for the manufacture of Glassia by Baxter to be sold by it in the United States, Canada, Australia and New Zealand. If we require fraction IV for other purposes, we are entitled to purchase it from Baxter at a predetermined price. While we are dependent on Baxter for the supply of fraction IV, Baxter is currently dependent on us to produce Glassia for sale in the United States, as it does not have its own production capacity for Glassia. The supply agreement terminates on August 23, 2040, subject to an option for earlier termination in the event of a material breach.

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In December 2012, we signed an additional agreement with Baxter to supply additional fraction IV manufactured in its Vienna plant to be used as the raw material in the production of our AAT product. Baxter is obligated to make available to us yearly minimum quantity of fraction IV. The agreement remains in effect until December 31, 2021, subject to earlier termination in the case of a breach, and may be renewed for two consecutive two year periods upon mutual agreement of both parties. Either party may terminate the agreement for any reason with twelve months prior written notice to the other party, provided that as a condition to such termination by Baxter, Baxter is obligated to provide us, upon our request, with fraction IV in the amount equivalent to the previous year’s total amount of fraction IV sold to us in addition to the fraction IV to be sold during the last year of the agreement.

We have relationships with suppliers in addition to Baxter, and we are currently in negotiations with two additional FDA- and EMA-approved fraction IV suppliers to reduce our dependence on Baxter.

Hyper-immune Plasma

We have a number of suppliers in the United States and Europe for hyper-immune plasma with which we have long-term supply agreements. Hyper-immune plasma is used for the production of KamRAB and KamRho(D). In addition to long-term supply agreements, we work to secure availability of hyper-immune plasma on an annual basis by providing forecasts to our suppliers based on our customers’ actual and forecasted orders. We continue to seek to enter into additional long-term supply agreements for hyper-immune plasma.

Research and Development

Our research and development activity in the Proprietary Products segment is focused on developing new orphan plasma-derived therapeutic products, registering new products, including conducting clinical trials, improving existing products and processes and engaging in development work at the request of regulatory authorities and strategic partners. We are continuing to pursue further growth by diversifying our product pipeline through the discovery and development of additional plasma-derived protein therapeutic products for high-value indications. We incurred approximately $9.0 million, $11.7 million and $9.3 million in research and development expenses in the nine months ended September 30, 2012 and the years ended December 31, 2011 and 2010, respectively.

Marketing and Distribution

In the Proprietary Products segment, we receive orders for plasma-derived protein therapeutics and, other than for Glassia, requests for participation in tenders for the supply of plasma-derived protein therapeutics from potential distributors and from existing distributors. We sell Glassia to Baxter and to other distributors.

For our other products, we market, in most cases, by means of agreements with local distributors in each country through a tender process. The tender process is conducted on a regular basis with distributors, sometimes on an annual basis. For existing customers, our existing relationship does not guarantee additional orders from the same customers in these tenders. The decisive parameter is generally the price proposed in the tender. The distributor purchases plasma-derived protein therapeutics from us and sells them to its customers (either directly or by means of sub-distributors). In most cases, we do not sign agreements with the end users, and as such, we do not fix the price to the end user or its terms of payment and are not exposed to credit risks of the end users. In the vast majority of cases, our agreements with the local distributors award the various distributors exclusivity in the distribution of our plasma-derived protein therapeutics in the relevant country. The distribution agreements are, in most cases, made for a specific initial period and are subsequently renewed for one-year periods, where the parties have the right to cancel or renew the agreements with prior notice of a number of months. In these markets, we do not actively participate in the marketing to the end users, except for supplying marketing assistance where the cost is negligible or participation in marketing costs as a part of incentives for distributors. In Israel, we market our plasma-derived protein therapeutics independently to the end user, healthcare providers and medical centers or through a partner company that specializes in the supply of equipment and pharmaceuticals to healthcare providers.

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Most of our sales outside of Israel are made against open credit and some in documentary credit or cash in advance. Most of our sales inside Israel are made against open credit or cash. The credit given to some of our customers abroad (except for sales in documentary credit or cash) is mostly secured by means of a credit insurance policy.

In the Distribution segment, we market our products in Israel to health maintenance organizations and hospitals on our own. While we occasionally receive direct orders for our Distribution segment products, we primarily sell our Distribution segment products through offers to participate in public tenders, which occur on an annual basis. The public tender process involves health maintenance organizations and hospitals soliciting bids from several potential suppliers, including us, and selecting the winning bid based on several attributes, primarily price and availability. The annual public tender process is also used by our existing customers to determine their suppliers. As a result, our existing relationships with customers in our Distribution segment do not guarantee additional orders from such customers year to year.

We have distribution agreements with each of our two largest suppliers in our Distribution segment to be their exclusive distributor in Israel for a number of their manufactured products; however, we purchase our Distribution segment products from our suppliers on a purchase order basis. We work closely with our suppliers to develop annual forecasts, but these forecasts do not obligate our suppliers to provide us with their products. Additionally, one of our suppliers has the right to convert the agreement into a non-exclusive agreement or terminate the agreement if we do not meet our annual forecasts.

Customers

For the nine months ended September 30, 2012, sales to Baxter and Kupat Holim Clalit, an Israeli healthcare provider, accounted for 37% and 25%, respectively, of our total revenues. No other sole customer accounted for greater than 10% of our total revenues in the nine months ended September 30, 2012.

Our major customers in the Proprietary Products segment are Baxter and our distributors in Brazil, Thailand and India. Our other customers in the Proprietary Products segment are mainly healthcare providers and medical centers in Israel. In other geographies, most of the sales of our products are conducted through local distributors. These arrangements are further described above under “—Marketing and Distribution.”

Our primary customers in the Distribution segment are health maintenance organizations and hospitals in Israel, including Kupat Holim Clalit.

Competition

The worldwide market for pharmaceuticals in general, and biopharmaceutical and plasma products in particular, has in recent years undergone a process of mergers and acquisitions among companies active in such markets. This trend has led to a reduction in the number of competitors in the market, but the strengthening of the remaining competitors, mainly for specific immunoglobulin products.

Proprietary Products Segment

We believe that there are two to four large competitors for each of our products in the Proprietary Products segment. These large competitors include CSL Behring Ltd., Baxter, Cangene Corporation and Grifols S.A., which recently acquired a previous competitor, Talecris Biotherapeutics, Inc. While these competitors also produce AAT products in Europe and the United States, we have not seen significant changes in their activities. Additionally, our strategic alliance with Baxter has strengthened our competitive positioning in the market.

Our large competitors have advantages in the market because of their size, financial resources, markets and the duration of their activities and experience in the relevant market, especially in the United States and countries of the European Union. Some of them have an additional advantage regarding the availability of raw materials, as they manufacture plasma and its products, and own companies that collect or produce raw materials such as plasma.

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The following describes details known to us about our most significant competitors for each of our main Proprietary Products segment products.

Glassia. We believe that Glassia has two main competitors: Grifols and CSL. We estimate that Grifols’ AAT by infusion product for the treatment of AATD, Prolastin A1PI, accounts for more than 70% of sales worldwide, and is the only AATD product that is approved for sale in both Europe and the United States. CSL’s product is mainly sold in the United States. Apart from its sales through Talecris, Grifols is also a local producer of an AAT product in the Spanish market and operates in Brazil. While Baxter is our strategic partner for Glassia, it also sells its own product, Aralast, which competes with Glassia. In addition, we are aware of a smaller local producer of AAT in the French market, Laboratoire Français du Fractionnement et des Biotechnologies, S.A. We do not believe any new suppliers are expected to enter the United States market for AAT by infusion in the near future.

KamRAB. We believe that there are two main competitors for this anti-rabies product worldwide: Grifols, whose product we estimate comprises approximately 90% of the anti-rabies market in the United States, and CSL, which sells its anti-rabies product in Europe and elsewhere. Sanofi Pasteur, the vaccines division of Sanofi S.A., has a product registered for the United States market, but the product is primarily sold in Europe and not currently sold in commercial quantities in the United States. There are a number of local producers in other countries that make similar anti-rabies products. Most of these products are based on horse serum, which we believe results in inferior products, as compared to products made from human plasma.

KamRho(D). While Kedrion is one of our strategic partners for KamRAB, it also sells a product through Ortho-Clinical Diagnostics, Inc., which was recently acquired by Kedrion, that competes with KamRho(D) and that we estimate accounts for approximately 50% of sales in the United States and it also markets a competing product in Italy. Kedrion has recently begun to expand into other markets. We believe there are three additional suppliers of competitive products in this market: Cangene, Grifols and CSL. There are also local producers in other countries that make similar products mostly intended for local markets.

Distribution Segment

We believe that there are a number of companies active in the Israeli market distributing the products of seven manufacturers whose comparable products compete with our products in the Distribution segment. These manufacturers include Grifols, Baxter, CSL, Octapharma AG, Omrix Biopharmaceuticals Ltd. (a Johnson & Johnson company) and Cangene. In particular, we compete against Omrix and Octapharma for IVIG. These competing manufacturers have advantages of size, financial resources, market share, broad product selection and extensive experience in the market, although we believe that we have greater expertise in the Israeli market. Each of these competitors sells its products through local representatives in Israel.

Government Regulation

Government authorities in the United States, at the federal, state and local level, and in other countries extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of products such as those we sell and are developing. Any pharmaceutical candidate that we develop must be approved by the FDA before it may be legally marketed in the United States and by the appropriate foreign regulatory agency before it may be legally marketed in foreign countries.

U.S. Drug Development Process

In the United States, pharmaceutical products are regulated by the FDA under the Federal Food, Drug, and Cosmetic Act and other laws, including, in the case of biologics, the Public Health Service Act. All of our products for human use and product candidates in the United States, including Glassia, are regulated by the FDA as a biologic. Biologics require the submission of a Biologics License Application (“BLA”) and approval by the FDA prior to being marketed in the United States. Manufacturers of biologics may also be subject to state regulation. Failure to comply with FDA requirements, both before and after product approval, may subject us and/or our partners, contract manufacturers and suppliers to administrative or judicial sanctions, including FDA refusal to approve applications, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, fines and/or criminal prosecution.

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The steps required before a biologic may be approved for marketing for an indication in the United States generally include:

1.	preclinical laboratory tests and animal tests;

2.	submission to the FDA of an IND for human clinical testing, which must become effective before human clinical trials may commence;

3.	adequate and well-controlled human clinical trials to establish the safety and efficacy of the product;

4.	submission to the FDA of a BLA or supplemental BLA;

5.	FDA pre-approval inspection of product manufacturers; and

6.	FDA review and approval of the BLA or supplemental BLA.

Preclinical studies include laboratory evaluation, as well as animal studies to assess the potential safety and efficacy of the product candidate. Preclinical safety tests must be conducted in compliance with FDA regulations regarding good laboratory practices. The results of the preclinical tests, together with manufacturing information and analytical data, are submitted to the FDA as part of an IND which must become effective before human clinical trials may be commenced. The IND will automatically become effective 30 days after receipt by the FDA, unless the FDA before that time raises concerns about the drug candidate or the conduct of the trials as outlined in the IND. The IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can proceed. We cannot assure you that submission of an IND will result in FDA authorization to commence clinical trials or that once commenced, other concerns will not arise.

Clinical trials involve the administration of the investigational product to healthy volunteers or to patients, under the supervision of qualified principal investigators. Each clinical study at each clinical site must be reviewed and approved by an independent institutional review board, prior to the recruitment of subjects.

Clinical trials are typically conducted in three sequential phases, but the phases may overlap and different trials may be initiated with the same drug candidate within the same phase of development in similar or differing patient populations.

•	Phase I studies may be conducted in a limited number of patients, but are usually conducted in healthy volunteer subjects. The drug is usually tested for safety and, as appropriate, for absorption, metabolism, distribution, excretion, pharmaco-dynamics and pharmaco-kinetics.

•	Phase II usually involves studies in a larger, but still limited, patient population to evaluate preliminarily the efficacy of the drug candidate for specific, targeted indications; to determine dosage tolerance and optimal dosage; and to identify possible short-term adverse effects and safety risks.

•	Phase III trials are undertaken to further evaluate clinical efficacy of a specific endpoint and to test further for safety within an expanded patient population at geographically dispersed clinical study sites.

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Phase I, Phase II or Phase III testing may not be completed successfully within any specific time period, if at all, with respect to any of our product candidates. Results from one trial are not necessarily predictive of results from later trials. Furthermore, the FDA may suspend clinical trials at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.

The results of the preclinical studies and clinical trials, together with other detailed information, including information on the manufacture and composition of the product, are submitted to the FDA as part of a BLA requesting approval to market the product candidate for a proposed indication. Under the Prescription Drug User Fee Act, as amended, the fees payable to the FDA for reviewing a BLA, as well as annual fees for commercial manufacturing establishments and for approved products, can be substantial. The BLA review fee alone can exceed $500,000, subject to certain limited deferrals, waivers and reductions that may be available. Each BLA submitted to the FDA for approval is typically reviewed for administrative completeness and reviewability within 45 to 60 days following submission of the application. If found complete, the FDA will “file” the BLA, thus triggering a full review of the application. The FDA may refuse to file any BLA that it deems incomplete or not properly reviewable at the time of submission. The FDA’s established goal is to review 90% of Priority BLA applications and original efficacy supplements within six months and 90% of Standard applications and original efficacy supplements within 10 months, whereupon a review decision is to be made. The FDA, however, may not approve a drug within these established goals, and its review goals are subject to change from time to time. Further, the outcome of the review, even if generally favorable, may not be an actual approval but an “action letter” that describes additional work that must be done before the application can be approved. Before approving a BLA, the FDA may inspect the facilities at which the product is manufactured and will not approve the product unless cGMP compliance is satisfactory. The FDA may deny approval of a BLA if applicable statutory or regulatory criteria are not satisfied, or may require additional testing or information, which can delay the approval process. FDA approval of any application may include many delays or never be granted. If a product is approved, the approval will impose limitations on the indicated uses for which the product may be marketed, may require that warning statements be included in the product labeling, and may require that additional studies be conducted following approval as a condition of the approval, may impose restrictions and conditions on product distribution, prescribing or dispensing in the form of a risk management plan, or otherwise limit the scope of any approval. To market a product for other indicated uses, or to make certain manufacturing or other changes requires FDA review and approval of a BLA Supplement or new BLA. Further post-marketing testing and surveillance to monitor the safety or efficacy of a product is required. Also, product approvals may be withdrawn if compliance with regulatory standards is not maintained or if safety or manufacturing problems occur following initial marketing. In addition, new government requirements may be established that could delay or prevent regulatory approval of our product candidates under development.

As part of the Patient Protection and Affordable Care Act of 2010 (“PPACA”), Public Law No. 111-148, under the subtitle of Biologics Price Competition and Innovation Act of 2009 (“BPCI”), a statutory pathway has been created for licensure, or approval, of biological products that are biosimilar to, and possibly interchangeable with, earlier biological products licensed under the Public Health Service Act. Also under the BPCI, innovator manufacturers of original reference biological products are granted 12 years of exclusive use before biosimilars can be approved for marketing in the United States. There are current legislative proposals to shorten this period from 12 years to seven years. The objectives of the BPCI are conceptually similar to those of the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the “Hatch-Waxman Act,” which established abbreviated pathways for the approval of drug products. The implementation of an abbreviated approval pathway for biological products is under the direction of the FDA and is currently being developed. In February 2012, the FDA published draft guidance documents on biosimilar product development. A biosimilar is defined in these documents as a biological product that is highly similar to an already approved biological product, notwithstanding minor differences in clinically inactive components, and for which there are no clinically meaningful differences between the biosimilar and the approved biological product in terms of the safety, purity, and potency. Under this proposed approval pathway, biological products are approved based on demonstrating they are biosimilar to, or interchangeable with, a biological product that is already approved by the FDA, which is called a reference product. The approval of a biologic product biosimilar to one of our products could have a material impact on our business and may be significantly less costly to bring to market and may be priced significantly lower than our products.

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Both before and after the FDA approves a product, the manufacturer and the holder or holders of the BLA for the product are subject to comprehensive regulatory oversight. For example, quality control and manufacturing procedures must conform, on an ongoing basis, to cGMP requirements, and the FDA periodically inspects manufacturing facilities to assess compliance with cGMP. Accordingly, manufacturers must continue to spend time, money and effort to maintain cGMP compliance.

Special Development and Review Programs

Orphan Drug Designation

The FDA may grant orphan drug designation to drugs intended to treat a rare disease or condition that affects fewer than 200,000 individuals in the United States, or if it affects more than 200,000 individuals in the United States and there is no reasonable expectation that the cost of developing and making the drug for this type of disease or condition will be recovered from sales in the United States. In the United States, orphan drug designation must be requested before submitting a BLA or supplemental BLA.

In the European Union, the Committee for Orphan Medicinal Products grants orphan drug designation to promote the development of products that are intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting not more than five in 10,000 persons in the European Union community. Additionally, designation is granted for products intended for the diagnosis, prevention or treatment of a life-threatening, seriously debilitating or serious and chronic condition and when, without incentives, it is unlikely that sales of the drug in the European Union would be sufficient to justify the necessary investment in developing the drug or biological product.

We received an orphan drug designation in the United States and Europe for multiple indications. Inhaled AAT for AATD has received an orphan drug designation in the United States and Europe. The inhaled formulation of AAT for the treatment of cystic fibrosis has received an orphan drug designation in the United States and Europe. The inhaled formulation of AAT for the treatment of bronchiectasis has received an orphan drug designation in the United States. The additional indication for Glassia for the treatment of newly diagnosed cases of Type-1 Diabetes has received an orphan drug designation in the United States.

In the United States, orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and user-fee waivers. In addition, if a product and its active ingredients receive the first FDA approval for the indication for which it has orphan designation, the product is entitled to orphan drug exclusivity, which means the FDA may not approve any other application to market the same drug for the same indication for a period of seven years, except in limited circumstances, such as a showing of clinical superiority over the product with orphan exclusivity.

In the European Union, orphan drug designation also entitles a party to financial incentives such as reduction of fees or fee waivers and 10 years of market exclusivity is granted following drug or biological product approval. This period may be reduced to six years if the orphan drug designation criteria are no longer met, including where it is shown that the product is sufficiently profitable not to justify maintenance of market exclusivity or a safer, more effective or otherwise clinically superior product is available.

An application for marketing authorization can be submitted after the application for orphan drug designation has been submitted, while the designation is still pending, but should be submitted prior to the designation application in order to obtain a fee reduction. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

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Post-Approval Requirements

Any drug products for which we receive FDA approvals are subject to continuing regulation by the FDA. Certain requirements include, among other things, record-keeping requirements, reporting of adverse experiences with the product, providing the FDA with updated safety and efficacy information on an annual basis or more frequently for specific events, product sampling and distribution requirements, complying with certain electronic records and signature requirements and complying with FDA promotion and advertising requirements. These promotion and advertising requirements include, among others, standards for direct-to-consumer advertising, prohibitions against promoting drugs for uses or in patient populations that are not described in the drug’s approved labeling (known as “off-label use”), rules for conducting industry-sponsored scientific and educational activities and promotional activities involving the Internet. Failure to comply with FDA requirements can have negative consequences, including the immediate discontinuation of noncomplying materials, adverse publicity, enforcement letters from the FDA, mandated corrective advertising or communications with doctors, and civil or criminal penalties. Although physicians may prescribe legally available drugs for off-label uses, manufacturers may not market or promote such off-label uses.

The manufacturing of our product candidates is required to comply with applicable FDA manufacturing requirements contained in the FDA’s cGMP regulations. Our product candidates are either manufactured at our production plant in Beit Kama, Israel, or, for products where we have entered into a strategic partnership with a third party to cooperate on the development of a product candidate, at a third-party manufacturing facility. These regulations require, among other things, quality control and quality assurance, as well as the corresponding maintenance of comprehensive records and documentation. Drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are also required to register their establishments and list any products they make with the FDA and to comply with related requirements in certain states. These entities are further subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP and other laws. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain cGMP compliance. Discovery of problems with a product after approval may result in serious and extensive restrictions on a product, manufacturer or holder of an approved NDA. These restrictions may include suspension of a product until the FDA is assured that quality standards can be met, continuing oversight of manufacturing by the FDA under a “consent decree,” which frequently includes the imposition of costs and continuing inspections over a period of many years, as well as possible withdrawal of the product from the market. In addition, changes to the manufacturing process generally require prior FDA approval before being implemented. Other types of changes to the approved product, such as adding new indications and additional labeling claims, are also subject to further FDA review and approval.

The FDA also may require post-marketing testing, or Phase IV testing, as well as risk minimization action plans and surveillance to monitor the effects of an approved product or place conditions on an approval that could otherwise restrict the distribution or use of the product.

Other U.S. Healthcare Laws and Compliance Requirements

In the United States, our activities are potentially subject to regulation by various federal, state and local authorities in addition to the FDA, including the Centers for Medicare and Medicaid Services (formerly the Health Care Financing Administration), other divisions of the United States Department of Health and Human Services (e.g., the Office of Inspector General), the United States Department of Justice and individual United States Attorney offices within the Department of Justice, state attorney generals and state and local governments. For example, sales, marketing and scientific/educational grant programs must comply with the anti-fraud and abuse provisions of the Social Security Act, the False Claims Act, the privacy and security provisions of the Health Insurance Portability and Accountability Act (“HIPAA”), and similar state laws, each as amended. Pricing and rebate programs must comply with the Medicaid rebate requirements of the Omnibus Budget Reconciliation Act of 1990 and the Veterans Health Care Act of 1992, each as amended. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. Under the Veterans Health Care Act (“VHCA”), drug companies are required to offer certain pharmaceutical products at a reduced price to a number of federal agencies, including the United States Department of Veterans Affairs and United States Department of Defense, the Public Health Service and certain private Public Health Service-designated entities in order to participate in other federal funding programs including Medicare and Medicaid. Recent legislative changes purport to require that discounted prices be offered for certain United States Department of Defense purchases for its TRICARE program via a rebate system. Participation under the VHCA requires submission of pricing data and calculation of discounts and rebates pursuant to complex statutory formulas, as well as the entry into government procurement contracts governed by the Federal Acquisition Regulations.

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In order to distribute products commercially, we must comply with state laws that require the registration of manufacturers and wholesale distributors of pharmaceutical products in a state, including, in certain states, manufacturers and distributors who ship products into the state even if such manufacturers or distributors have no place of business within the state. Some states also impose requirements on manufacturers and distributors to establish the pedigree of product in the chain of distribution, including some states that require manufacturers and others to adopt new technology capable of tracking and tracing product as it moves through the distribution chain. Several states have enacted legislation requiring pharmaceutical companies to establish marketing compliance programs, file periodic reports with the state, make periodic public disclosures on sales, marketing, pricing, clinical trials and other activities, and/or register their sales representatives, as well as to prohibit pharmacies and other healthcare entities from providing certain physician prescribing data to pharmaceutical companies for use in sales and marketing, and to prohibit certain other sales and marketing practices. All of our activities are potentially subject to federal and state consumer protection and unfair competition laws.

Europe/Rest of World Government Regulation

In addition to regulations in the United States, we are subject to a variety of regulations in other jurisdictions governing, among other things, clinical trials and any commercial sales and distribution of our products.

Whether or not we obtain FDA approval for a product, we must obtain approval of a product by the comparable regulatory authorities of foreign countries before we can commence clinical trials or marketing of the product in those countries. For example, in the European Union, a clinical trial application (“CTA”) must be submitted to each member state’s national health authority and an independent ethics committee. The CTA must be approved by both the national health authority and the independent ethics committee prior to the commencement of a clinical trial in the member state. The approval process varies from country to country and the time may be longer or shorter than that required for FDA approval. In addition, the requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country. In all cases, clinical trials are conducted in accordance with GCP and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.

To obtain marketing approval of a drug under European Union regulatory systems, we may submit marketing authorization applications either under a centralized or decentralized procedure. The centralized procedure provides for the grant of a single marketing authorization that is valid for all European Union member states. The centralized procedure is compulsory for medicines produced by certain biotechnological processes, products designated as orphan medicinal products, and products with a new active substance indicated for the treatment of certain diseases, and optional for those products that are highly innovative or for which a centralized process is in the interest of patients. For our products and product candidates that have received or will receive orphan designation in the European Union, they will qualify for this centralized procedure, under which each product’s marketing authorization application will be submitted to the EMA. Under the centralized procedure in the European Union, the maximum time frame for the evaluation of a marketing authorization application is 210 days (excluding clock stops, when additional written or oral information is to be provided by the applicant in response to questions asked by the Scientific Advice Working Party of the Committee of Medicinal Products for Human Use (“CHMP”)). Accelerated evaluation might be granted by the CHMP in exceptional cases, when a medicinal product is expected to be of a major public health interest, defined by three cumulative criteria: the seriousness of the disease, such as heavy disabling or life-threatening diseases, to be treated; the absence or insufficiency of an appropriate alternative therapeutic approach; and anticipation of high therapeutic benefit. In this circumstance, the EMA ensures that the opinion of the CHMP is given within 150 days.

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The decentralized procedure provides for approval by one or more other, or concerned, member states of an assessment of an application performed by one member state, known as the reference member state. Under this procedure, an applicant submits an application, or dossier, and related materials, including a draft summary of product characteristics, and draft labeling and package leaflet, to the reference member state and concerned member states. The reference member state prepares a draft assessment and drafts of the related materials within 120 days after receipt of a valid application. Within 90 days of receiving the reference member state’s assessment report, each concerned member state must decide whether to approve the assessment report and related materials. If a member state cannot approve the assessment report and related materials on the grounds of potential serious risk to public health, the disputed points may eventually be referred to the European Commission, whose decision is binding on all member states.

For other countries outside of the European Union, such as countries in Eastern Europe, Latin America or Asia, the requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. In all cases, again, the clinical trials are conducted in accordance with GCPs and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.

If we fail to comply with applicable foreign regulatory requirements, we may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

Pharmaceutical Coverage, Pricing and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any product candidates for which we obtain regulatory approval. In the United States and markets in other countries, sales of any products for which we receive regulatory approval for commercial sale will depend in part on the availability of reimbursement from third-party payors. Third-party payors include government health administrative authorities, managed care providers, private health insurers and other organizations. The process for determining whether a payor will provide coverage for a drug product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the drug product. Third-party payors may limit coverage to specific drug products on an approved list, or formulary, which might not include all of the FDA-approved drug products for a particular indication. Third-party payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. We may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of our products, in addition to the costs required to obtain the FDA approvals. Our product candidates may not be considered medically necessary or cost-effective. A payor’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development.

In 2003, the United States government enacted legislation providing a partial prescription drug benefit for Medicare recipients, which became effective at the beginning of 2006. Government payment for some of the costs of prescription drugs may increase demand for any products for which we receive marketing approval. However, to obtain payments under this program, we would be required to sell products to Medicare recipients through prescription drug plans operating pursuant to this legislation. These plans will likely negotiate discounted prices for our products. Federal, state and local governments in the United States continue to consider legislation to limit the growth of healthcare costs, including the cost of prescription drugs. Future legislation could limit payments for pharmaceuticals such as the product candidates that we are developing.

In March 2010, the President of the United States signed one of the most significant healthcare reform measures in decades. The healthcare reform law substantially changes the way healthcare will be financed by both governmental and private insurers, and significantly impacts the pharmaceutical industry. The comprehensive $940 billion dollar overhaul is expected to extend coverage to approximately 32 million previously uninsured Americans. The healthcare reform law contains a number of provisions, including those governing enrollment in federal healthcare programs, reimbursement changes and fraud and abuse, which will impact existing government healthcare programs and will result in the development of new programs, including Medicare payment for performance initiatives and improvements to the physician quality reporting system and feedback program. Additionally, the healthcare reform law, as limited by the United States Supreme Court’s decision in June 2012:

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•	increases the minimum level of Medicaid rebates payable by manufacturers of brand-name drugs from 15.1% to 23.1%;

•	requires collection of rebates for drugs paid by Medicaid managed care organizations;

•	requires manufacturers to participate in a coverage gap discount program, under which they must agree to offer 50 percent point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D, beginning January 2011; and

•	imposes a non-deductible annual fee on pharmaceutical manufacturers or importers who sell “branded prescription drugs” to specified federal government programs.

There have been proposed in Congress a number of legislative initiatives regarding healthcare, including possible repeal of the healthcare reform law. At this time, it remains unclear whether there will be any changes made to the healthcare reform law, whether to certain provisions or its entirety. The full impact that the healthcare reform law and other new laws will have on our business is uncertain. Nor is it clear whether other legislative changes will be adopted, if any, or how such changes would affect the demand for our product candidates once commercialized.

Different pricing and reimbursement schemes exist in other countries. In the European Community, governments influence the price of pharmaceutical products through their pricing and reimbursement rules and control of national healthcare systems that fund a large part of the cost of those products to consumers. Some jurisdictions operate positive and negative list systems under which products may only be marketed once a reimbursement price has been agreed. To obtain reimbursement or pricing approval, some of these countries may require the completion of clinical trials that compare the cost-effectiveness of a particular product candidate to currently available therapies. Other member states allow companies to fix their own prices for medicines, but monitor and control company profits. The downward pressure on healthcare costs in general, particularly prescription drugs, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, in some countries, cross-border imports from low-priced markets exert a commercial pressure on pricing within a country.

The marketability of any drug candidates for which we receive regulatory approval for commercial sale may suffer if the government and third-party payors fail to provide adequate coverage and reimbursement. In addition, emphasis on managed care in the United States has increased and we expect will continue to increase the pressure on pharmaceutical pricing. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Intellectual Property

Our success depends, at least in part, on our ability to protect our proprietary technology and intellectual property, and to operate without infringing or violating the proprietary rights of others. We rely on a combination of patent, trademark, trade secret and copyright laws, know-how, intellectual property licenses and other contractual rights (including confidentiality and invention assignment agreements) to protect our intellectual property rights.

Patents

As of September 30, 2012, we owned for uses within our field of business five families of patents which are registered or applied for in the United States, and in certain cases, also in the European Union, Israel and/or other countries. At present, our two patents protecting our manufacturing process are considered to be material to the operation of our business as a whole. We are currently focusing mainly on seeking patent protection in Israel, the United States and Europe.

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Our patents generally relate to the separation and purification of proteins, and are expected to expire at various dates between 2018 and 2027. We also rely on trade secrets to protect certain aspects of our separation and purification technology.

The patent positions of companies like ours are generally uncertain and involve complex legal and factual questions. Our ability to maintain and solidify our proprietary position for our technology will depend on our success in obtaining effective claims and enforcing those claims once granted. We do not know whether any of our patent applications or any patent applications that we license will result in the issuance of any patents. Our issued patents and those that may be issued in the future may be challenged, narrowed, circumvented or found to be invalid or unenforceable, which could limit our ability to stop competitors from marketing related products or the length of term of patent protection that we may have for our products. We cannot be certain that we were the first to invent the inventions claimed in our owned patents or patent applications. In addition, our competitors may independently develop similar technologies or duplicate any technology developed by us, and the rights granted under any issued patents may not provide us with any meaningful competitive advantages against these competitors. Furthermore, because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that, before any of our products can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantage of the patent.

Trademarks

We rely on trade names, trademarks and service marks to protect our name brands. Our registered trademarks in several countries include Glassia, RespiKam, KamRAB and Rebinolin.

Trade Secrets and Confidential Information

We rely on, among other things, confidentiality and invention assignment agreements to protect our proprietary know-how and other intellectual property that may not be patentable, or that we believe is best protected by means that do not require public disclosure. For example, we require our employees to execute confidentiality agreements in connection with their employment relationships with us, and to disclose and assign to us inventions conceived in connection with their services to us. However, there can be no assurance that these agreements will be enforceable or that they will provide us with adequate protection. See “Risk Factors—In addition to patented technology, we rely on our unpatented proprietary technology, trade secrets, processes and know-how.”

We may be unable to obtain, maintain and protect the intellectual property rights necessary to conduct our business, and may be subject to claims that we infringe or otherwise violate the intellectual property rights of others, which could materially harm our business. For a more comprehensive summary of the risks related to our intellectual property, see “Risk Factors.”

Employees

As of December 31, 2012, we employed 299 full-time employees, including 152 in Operations, 82 in Quality, 21 in Research and Development, 11 in Regulation, 9 in Business Development, 13 in Human Resources and 11 in Finance. As of December 31, 2012, all of our employees were located in Israel. We believe our employee relations are good.

Israeli labor laws govern the length of the workday, minimum wages for employees, procedures for hiring and dismissing employees, determination of severance pay, annual leave, sick days, advance notice of termination of employment, equal opportunity and anti-discrimination laws and other conditions of employment. Subject to certain exceptions, Israeli law generally requires severance pay upon the retirement, death or dismissal of an employee, and requires us and our employees to make payments to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Our employees have defined benefit pension plans that comply with the applicable Israeli legal requirements.

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None of our employees work under any collective bargaining agreements. Extension orders issued by the Israeli Ministry of Industry, Trade and Labor apply to us and affect matters such as cost of living adjustments to payroll, length of working hours and week, recuperation pay, travel expenses, and pension rights.

Property

Our production plant was built on land that Kamada Assets (2001) Ltd. (“Kamada Assets”), our 74%-owned subsidiary, leases from the Israel Land Administration pursuant to a capitalized long-term lease, and Kamada Assets subleases the property to us. The property covers an area of approximately 16,880 square meters. The initial sublease expires in 2058 and we have an option to extend the sublease for an additional term of 49 years. The production plant includes our manufacturing facility, manufacturing support systems, packaging, warehousing and logistics areas, laboratory facilities and an area for the manufacture of snake bite anti-serum, as well as office buildings.

In addition, we lease from a third party approximately 989 square meters of a building located in the Kiryat Weizmann Science Park in Ness Ziona, Israel, under a lease agreement that terminates on March 31, 2014. The premises house our head office and research and development laboratory.

Environmental

We believe that our operations comply in all material respects with applicable laws and regulations concerning the environment. While it is impossible to predict accurately the future costs associated with environmental compliance and potential remediation activities, compliance with environmental laws is not expected to require significant capital expenditures and has not had, and is not expected to have, a material adverse effect on our earnings or competitive position.

As a result of audits carried out at our production plant in 2009 and 2010 by the Environmental Health Department of the Regional Health Bureau of the Ministry of Health of Israel, and by the Ministry of Environmental Protection of Israel regarding wastewater and brine treatment at our production plant, the production plant must comply with specific guidelines within the time frames agreed upon with these authorities. These guidelines are part of the conditions for maintaining our business license. At the beginning of 2011, we completed a brine separation project in accordance with the authorities’ guidelines, and received the approval of the Ministry of Environmental Protection of Israel to dispose of the brine in the sea. We have applied to the authorities with a request for increasing the scope of the existing approval, and it is now in the requirement specifications phase. Our plant is continually taking steps to achieve the required wastewater quality in accordance with the requirements set forth by the authorities and the timetables agreed upon by the parties. We are required to complete our work in this area during 2013, pursuant to the requirement of the Ministry of Health of Israel.

Legal Proceedings

During 2010, we received tax assessments from the Israeli tax authorities for the 2004 to 2006 tax years in the amount of NIS 17 million (or approximately $4.5 million), including accumulated interest and linkage differentials, for which we established a reserve. In January 2012, we were issued a tax payment order from the Israeli tax authorities for these years in the amount of NIS 15 million (or approximately $4.0 million) (including accumulated interest and linkage differentials). We have appealed this assessment in court. In the opinion of our management, after consultation with our legal advisors, an additional provision was not needed beyond that included in our financial statements.

In addition to the above proceedings, we are subject to various claims and legal actions during the ordinary course of our business. We believe that there are currently no claims or legal actions, other than those described above, that would have a material adverse effect on our financial position, operations or potential performance.

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MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information relating to our executive officers and directors as of the date of this prospectus.

Name	Age	Position
Executive Officers:
David Tsur	62	Chief Executive Officer and Director
Gil Efron	47	Chief Financial Officer
Dr. Liliana Bar	58	Vice President, Research and Development
Barak Bashari	48	Vice President, Operations and Plant Manager
Dr. Shabtai Bauer	79	Chief Scientist
Drorit Lew	46	Vice President, Quality, Production Plant
Pnina Strauss	38	Vice President, Clinical Development & IP
Dr. Ruth Wolfson	66	Senior Vice President, Quality and Regulatory Affairs
Amir Yadlin	56	Vice President, Human Resources

Directors:
Ralf Hahn	66	Chairman
Jonathan Hahn	30	Director
Dr. Abraham Havron*	65	External Director
Ziv Kop	41	Director
Leon Recanati	64	Director
Alicia Rotbard*	67	External Director
Tuvia Shoham**	68	Director

*	Independent director under the Nasdaq listing requirements.
**	Independent director under the Israeli Companies Law, 5759-1999 (the “Companies Law”) and the Nasdaq listing requirements.

Executive Officers

David Tsur has served as our Chief Executive Officer and on our board of directors since our inception. Prior to co-founding Kamada in 1990, Mr. Tsur was Chief Executive Officer of Arad Systems and RAD Chemicals Inc. He has also held various positions in the Israeli Ministry of Industry and Trade, including Chief Economist and Commercial Attaché in Argentina and Iran. Mr. Tsur holds a BA degree in Economics and International Relations and an MBA in Business Management from the Hebrew University of Jerusalem.

Gil Efron has served as our Chief Financial Officer since September 2011. He has over 20 years of experience in various finance management positions. He is also currently the owner and Chief Executive Officer of GEO Consulting Ltd. which he founded in February 2011 and provides financial management services. From February 2006 until 2011, Mr. Efron served as Chief Financial Officer of RRsat Global Communications Ltd. (Nasdaq: RRST), a provider of distribution and content management services for television and radio broadcasting networks. Prior to that, he served in various finance positions, including as Chief Financial Officer of Proficiency Ltd., as Chief Financial Officer of IP Planet Network Ltd. and as a senior auditor with the Israeli member firm of PricewaterhouseCoopers. Mr. Efron also served as a director of Poalim Ventures I Ltd. Mr. Efron is a certified public accountant in Israel and holds a BA degree in Economics and Accounting and an MA degree in Business Administration from the Hebrew University of Jerusalem.

Dr. Liliana Bar has served as our Vice President, Research and Development since June 2012. Prior to joining us, she was Director of the Development and Base Business Unit and Manager of the Development and Base Unit of Omrix from 2007. Dr. Bar holds a MSc degree and PhD in Applied Chemistry from the Hebrew University of Jerusalem and was a Research Associate at the Biochemistry Department at Hadassah Medical School at the Hebrew University of Jerusalem and a Research Associate at the Biochemistry Department of University of Virginia.

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Barak Bashari has served as our Vice President, Operations and Plant Manager since September 2012. Mr. Bashari has 17 years of experience in pharmaceuticals operations in various positions. Prior to joining us, from October 2004 to August 2012, he was the Executive Director of Teva Pharmaceutical Industry Ltd.’s three sterile plants in Israel. Mr. Bashari holds a BSc degree in Mechanical Engineering from the Technion - Israeli Institute of Technology (Haifa) and an MSM degree from the New York Polytechnic University.

Dr. Shabtai Bauer has served as our Chief Scientist since our inception. His experience encompasses over 40 years of professional research and consultancy activities. Dr. Bauer was previously Senior Researcher at the Institute of Life Sciences and Chief of the Biotechnology Unit, both at the Hebrew University of Jerusalem. In addition, he was a visiting scientist at the American National Institute of Health and Research Associate at the Department of Biological Chemistry in Jerusalem and at the Department of Biology of the Brookhaven National Laboratory in New York. Dr. Bauer holds an MSc degree in Biochemistry and a PhD in Enzymology from the Hebrew University of Jerusalem.

Drorit Lew has served as our Vice President, Quality, Production Plant since May 2010. Prior to that, Ms. Lew had served as our Director, Quality Assurance since February 2002. Ms. Lew has more than 17 years of experience in the pharmaceutical industry, of which more than 10 years has been as a Quality Control Director. Ms. Lew holds a BSc degree in Chemistry from the Hebrew University of Jerusalem, and an MSc degree in Chemistry from the Ben-Gurion University of the Negev, Beer-Sheva.

Pnina Strauss has served as our Vice President, Clinical Development & IP since August 2012. Prior to that, Ms. Strauss had served as our Senior Director, Clinical Development & IP since 2010 and our Manager, Clinical Development & IP since 2007. Ms. Strauss has over 10 years of experience in the pharmaceutical industry, fulfilling key positions that cover, among others, disciplines of regulatory affairs and business development. Ms. Strauss holds a BSc degree in Biochemistry and Food Sciences from the Hebrew University in Jerusalem and an MBA degree from the University of Derby.

Dr. Ruth Wolfson has served as our Senior Vice President, Quality and Regulatory Affairs since 2004. She has more than 15 years of experience in regulatory affairs, including submissions to the FDA, EMA and the Health Protection Branch in Canada. From 1989 to 2004, she served as Head of Regulatory Affairs at InterPharm Laboratories Ltd., a biopharmaceutical corporation. Ms. Wolfson holds a BSc degree in Agriculture and an MSc degree in Biochemical Agriculture, both with distinction, from the Hebrew University of Jerusalem, as well as a PhD from the Weizmann Institute’s Department of Biochemistry.

Amir Yadlin has served as our Vice President, Human Resources since 2006. Mr. Yadlin has more than a decade of expertise in local and global organizations. Prior to joining us, he served as the Human Resources Manager at Netafim Irrigation, Inc., a drip irrigation company, from 2002 to 2006. Mr. Yadlin holds an MA degree in Organizational Consultancy from Israel Management College, a BSw degree from Ben Gurion University and is a Human Resources graduate of the Ruppin College.

Directors

Ralf Hahn has served as the Chairman of our board of directors since our inception and is one of our co-founders. He is a shareholder and manager of various pharmaceutical companies in Israel and abroad, and has extensive experience in production and marketing. Mr. Hahn is also President of TUTEUR S.A.C.I.F.I.A. (“Tuteur”), and a board member of the Argentinean company Droplata S.A. Ralf Hahn and Jonathan Hahn, a director, are father and son, respectively.

Jonathan Hahn has served on our board of directors since March 2010. He is currently the Business Planning Manager at Tuteur. Previously, Mr. Hahn held a business development position in Forest Laboratories, Inc, based in New York. Mr. Hahn holds a BA degree from San Andrés University and an MBA from New York University—Stern School of Business, with specializations in Finance and Entrepreneurship. Ralf Hahn, the Chairman of our board of directors, and Jonathan Hahn are father and son, respectively.

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Dr. Abraham Havron has served on our board of directors since March 2011 and is an external director within the meaning of the Companies Law. Dr. Havron is a director of PROLOR Biotech Inc. and also serves as its Chief Executive Officer. Dr. Havron is a 25-year veteran of the biotechnology industry and was a member of the founding team and Director of Research and Development of Interpharm Laboratories Ltd. (a subsidiary of Merck Serono S.A.) from 1980 to 1987. Dr. Havron served as Vice-President Manufacturing and Process-Development of BioTechnology General Ltd., based in Rehovot, Israel (a subsidiary of Savient Pharmaceuticals, Inc.) from 1987 to 1999; and Vice President and Chief Technology Officer of Clal Biotechnology Industries Ltd. from 1999 to 2003. Dr. Havron earned his PhD in Bio-Organic Chemistry from the Weizmann Institute of Science, and served as a Research Fellow at the Harvard Medical School, Department of Radiology.

Ziv Kop has served on our board of directors since May 2005. Mr. Kop is a Managing Partner at GlenRock Israel Ltd. (“GlenRock”), a privately held investment company and serves as its Director of Investment. Prior to joining GlenRock (which is controlled by Mr. Recanati), Mr. Kop was General Manager of POC Management Consulting Ltd., an Israeli consultancy in the field of strategic planning. Mr. Kop has over 15 years of experience in management, private equity investments and strategic planning and he serves as a board member of several private companies. Mr. Kop is a graduate of Tel Aviv University Law School and Business School (with distinction) and graduated INSEAD’s YMP.

Leon Recanati has served on our board of directors since May 2005. He is currently Chairman and Chief Executive Officer of GlenRock. Previously, Mr. Recanati was Chief Executive Officer and/or Chairman of IDB Holding Corporation; Clal Industries Ltd.; Azorim Investment Development and Construction Co Ltd.; Delek Israel Fuel Corporation; and Super-Sol Ltd. He also founded Clal Biotechnologies Industries Ltd., a biotechnology investment company operating in Israel. Mr. Recanati holds an MBA degree from the Hebrew University of Jerusalem and Honorary Doctorates from the Technion Institute of Technology and Tel Aviv University.

Alicia Rotbard has served on our board of directors since November 2005 and is an external director within the meaning of the Companies Law. She is a board member of several public and private companies, including serving as an external director at ProSeed Venture Capital Fund, RVB Holdings Ltd., Hadera Paper Ltd., Red-Hill BioPharma Ltd., QueenCo Leisure International Ltd., AIG Israel and Pointer Telocation Ltd. Ms. Rotbard also provides consulting services to high-tech companies. She is the founder and former Chief Executive Officer of Doors Information Systems, Inc., and former President and Chief Executive Officer of Quality Computers Ltd. Ms. Rotbard was also Deputy General Manager of the TASE, managing its computer department and operations. Ms. Rotbard holds a BSc degree in Mathematics and Physics from the Hebrew University of Jerusalem.

Tuvia Shoham has served on our board of directors since May 2007 and is an independent director within the meaning of the Companies Law. He has extensive experience as a financial consultant for companies in various industry sectors, including managing a wide range of financial arrangements and advising businesses on recovery and privatization plans. Mr. Shoham was previously a partner with the Israeli member firm of PricewaterhouseCoopers, and served as Kamada’s accountant for many years. He is a certified public accountant in Israel and also holds an MBA degree from the Hebrew University in Jerusalem.

Corporate Governance Practices

As a foreign private issuer, we have the option to follow certain Israeli corporate governance practices rather than those of Nasdaq, except to the extent that such laws would be contrary to U.S. securities laws and provided that we disclose the practices we are not following and describe the home country practices we follow instead. We intend to rely on this “foreign private issuer exemption” with respect to the following items:

•	Requirement to have a majority of independent directors;

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•	Shareholder approval requirements for equity issuances; and

•	Requirement for independent oversight on our director nominations process.

Except as stated above, we intend to comply with the rules generally applicable to U.S. domestic companies listed on Nasdaq subject to certain exemptions the JOBS Act provides to emerging growth companies. We may in the future decide to use other foreign private issuer exemptions with respect to some or all of the other Nasdaq listing requirements. Following our home country governance practices, as opposed to the requirements that would otherwise apply to a company listed on Nasdaq, may provide less protection than is accorded to investors under Nasdaq listing requirements applicable to domestic issuers. For more information, see “Risk Factors—We are an ‘emerging growth company’” with reduced reporting requirements that may make our ordinary shares less attractive to investors” and “Risk Factors—As we are a ‘foreign private issuer’ and intend to follow certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements.” We will also be required to comply with Israeli corporate governance requirements under the Companies Law applicable to Israeli public companies such as us whose shares are also listed for trade on an exchange outside Israel.

Board of Directors

Our current board of directors consists of eight directors, including two external directors in accordance with the requirements of the Companies Law. See “—External Directors.” Our external directors also qualify as “independent directors” under the corporate governance standards of the Nasdaq listing requirements and the independence requirements of Rule 10A-3 of the Exchange Act. Under our articles of association, the number of directors on our board of directors will be no less than five and no more than nine, and must include at least two external directors.

Other than external directors, who are subject to special election requirements under the Companies Law, under our articles of association, our directors will be elected by the vote of a majority of the ordinary shares present, in person or by proxy, and voting at a shareholders’ meeting. Each director (other than external directors) will hold office until the first annual general meeting of shareholders following his or her appointment, unless the tenure of such director expires earlier pursuant to the Companies Law or unless he or she is removed from office as described below.

Vacancies on our board of directors, including vacancies resulting from there being fewer than the maximum number of directors permitted by our articles of association, may be filled by a vote of a simple majority of the directors then in office. See “—External Directors” for a description of the procedure for the election of external directors.

A general meeting of our shareholders may remove a director from office prior to the expiration of his or her term in office by a resolution adopted by holders of a majority of our shares voting on the proposed removal (except for external directors, who may be dismissed only as set forth under the Companies Law), provided that the director being removed from office is given a reasonable opportunity to present his or her case before the general meeting. See “—External Directors.”

Other than the family relationship between our Chairman, Ralf Hahn, and our director, Jonathan Hahn, who are father and son, respectively, there are no family relationships among any of our office holders (including directors).

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Alternate Directors

As permitted under the Companies Law, our articles of association provide that any director may, subject to the board of directors’ approval, by written notice to us, appoint another person who is qualified to serve as a director to serve as an alternate director. Under the Companies Law, a person who is not qualified to be appointed as a director, a person who is already serving as a director or a person who is already serving as an alternate director may not be appointed as an alternate director. Nevertheless, a director may be appointed as an alternate director for a member of a committee of the board of directors so long as he or she is not already serving as a member of such committee. An external director may not appoint an alternate director unless such alternate director is eligible to be an external director and has either “financial and accounting expertise” or “professional expertise,” depending on the qualifications of the external director he or she is replacing. See “—External Directors.” Similarly, an independent director within the meaning of the Companies Law may not appoint an alternate director unless such alternate director is eligible to be an independent director within the meaning of the Companies Law. An alternate director may be appointed for one meeting of the board of directors or until notice is given of the cancellation of the appointment.

External Directors

Qualifications of External Directors

Under the Companies Law, companies incorporated under the laws of the State of Israel that are “public companies,” must appoint at least two external directors who meet the qualification requirements in the Companies Law. Alicia Rotbard and Dr. Abraham Havron qualify as external directors. Alicia Rotbard was first appointed as an external director in November 2005 and was reappointed in October 2008 and October 2011. Her current term will end on November 23, 2014. Dr. Abraham Havron was appointed as an external director in March 2011 and his term will end on March 13, 2014.

A person may not serve as an external director if the person is a relative of a controlling shareholder. The Companies Law defines “relative” as a spouse, sibling, parent, grandparent, descendant, spouse’s descendant, sibling or parent, and the spouse of each of the foregoing. The Companies Law provides that a person may not serve as an external director if, on the date of the person’s appointment or within the preceding two years, the person or his or her relatives, partners, employers or anyone to whom that person is subordinate, whether directly or indirectly, or entities under the person’s control have or had any affiliation with the company, any controlling shareholder of the company or relative of a controlling shareholder, or any entity that, as of the appointment date is, or at any time during the two years preceding that date was, controlled by the company or by the company’s controlling shareholder (each an “Affiliated Party”). If there is no controlling shareholder or any shareholder holding 25% or more of our voting rights, a person may not serve as an external director if the person has any affiliation to the chairman of the board of directors, the chief executive officer, any shareholder holding 5% or more of the company’s shares or voting rights or the most senior financial officer as of the date of the person’s appointment.

The term affiliation includes:

•	an employment relationship;

•	a business or professional relationship maintained on a regular basis (excluding insignificant relationships);

•	control; and

•	service as an office holder (excluding service as a director in a private company prior to the first offering of its shares to the public if such director was appointed as a director of the private company in order to serve as an external director following the initial public offering).

The Companies Law defines “office holder” as a general manager, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of the foregoing positions, without regard to such person’s title, a director and any other manager directly subordinate to the general manager.

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A person may not serve as an external director if that person or that person’s relative, partner, employer, a person to whom such person is subordinate (directly or indirectly) or any entity under the person’s control has a business or professional relationship with any entity that has an affiliation with any Affiliated Party, even if such relationship is intermittent (excluding insignificant relationships). Additionally, any person who has received, during his or her tenure as an external director, direct or indirect compensation from the company for his or her role as a director, other than compensation permitted under the Companies Law and the regulations promulgated thereunder (including indemnification or exculpation, the company’s commitment to indemnify or exculpate such person and insurance coverage), may not continue to serve as an external director.

No person may serve as an external director if the person’s positions or other affairs create, or may create, a conflict of interest with that person’s responsibilities as a director, or may otherwise interfere with such person’s ability to serve as a director, or if the person is an employee of the Israel Securities Authority or of an Israeli stock exchange. If at the time an external director is appointed all current members of the board of directors, who are not controlling shareholders or relatives of controlling shareholders, are of the same gender, then the external director to be appointed must be of the other gender. In addition, a person who is a director of a company may not be elected as an external director of another company if, at that time, a director of the other company is acting as an external director of the first company.

The Companies Law and the regulations promulgated thereunder provide that an external director must meet certain professional qualifications or have financial and accounting expertise. At least one external director must have financial and accounting expertise. However, if at least one of our other directors (1) meets the independence requirements under applicable U.S. laws and the Nasdaq listing requirements for membership on the audit committee and (2) has financial and accounting expertise as defined in the Companies Law and applicable regulations, then neither of our external directors is required to possess financial and accounting expertise as long as both possess the requisite professional qualifications. The board of directors determines whether a director possesses financial and accounting expertise. A director with financial and accounting expertise is a director who by virtue of his or her education, professional experience and skill, has a high level of proficiency in and understanding of business accounting matters and financial statements so that he or she is able to understand in depth our financial statements and initiate debate regarding the manner in which the financial information is presented. Our board of directors has determined that Alicia Rotbard possesses the requisite financial and accounting expertise.

Similarly, the board of directors also determines whether a director possesses the requisite professional qualifications. The regulations promulgated under the Companies Law define an external director with requisite professional qualifications as a director who satisfies one of the following requirements: (1) the director holds an academic degree in either economics, business administration, accounting, law or public administration; (2) the director either holds an academic degree or has completed another form of higher education in the company’s primary field of business or in an area which is relevant to his or her office as an external director in the company; or (3) the director has at least five years of experience serving in one of the following capacities, or at least five years of cumulative experience serving in two or more of the following capacities: (a) a senior business management position in a company with a substantial volume of business; (b) a senior position in the company’s primary field of business; or (c) a senior position in public administration or service.

Until the lapse of a two-year period from the date that an external director has ceased to act as an external director, (1) neither a company, nor its controlling shareholders, including any corporations controlled by a controlling shareholder, may grant such former external director or his or her spouse or children any benefits (directly or indirectly), (2) such person may not be engaged to serve as an office holder at the company or any corporation controlled by a controlling shareholder, and (3) such person may not be employed or receive professional services for payment from a controlling shareholder, directly or indirectly, including through a corporation controlled by a controlling shareholder. Additionally, until the lapse of a one-year period from the date that an external director has ceased to act as an external director, any relative of the former external director who is not his or her spouse or children is subject to these prohibitions.

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Election and Dismissal of External Directors

Under Israeli law, external directors are elected by a majority vote at a shareholders’ meeting, provided that either:

•	the majority of the shares that are voted at the meeting in favor of the election of the external director, excluding abstentions, includes at least a majority of the votes of shareholders who are not controlling shareholders and do not have a personal interest in the appointment (excluding a personal interest that did not result from the shareholder’s relationship with the controlling shareholder); or

•	the total number of shares held by non-controlling shareholders or anyone on their behalf that are voted against the election of the external director does not exceed 2% of the aggregate voting rights in the company.

Under Israeli law, the initial term of an external director of an Israeli public company is three years. The external director may be reelected, subject to certain circumstances and conditions, to two additional terms of three years, and thereafter, subject to conditions set out in the regulations promulgated under the Companies Law, to additional terms of three years each. An external director may be removed at a special general meeting of shareholders called by the board of directors by the same special majority of the shareholders required for his or her election if he or she ceases to meet the statutory qualifications for appointment or if he or she violates his or her duty of loyalty to the company. An external director may also be removed by order of an Israeli court if the court finds that the external director is permanently unable to exercise his or her duties, has ceased to meet the statutory qualifications for his or her appointment or has violated his or her duty of loyalty to the company.

If the vacancy of an external directorship causes a company to have fewer than two external directors, the company’s board of directors is required under the Companies Law to call a special general meeting of the company’s shareholders as soon as possible to appoint such number of new external directors so that the company thereafter has two external directors.

Additional Provisions

Under the Companies Law, each committee authorized to exercise any of the powers of the board of directors is required to include at least one external director, and both the audit committee and compensation committee are required to include all of the external directors.

An external director is entitled to compensation and reimbursement of expenses in accordance with regulations promulgated under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with serving as a director except for certain exculpation, indemnification and insurance provided by the company, as specifically allowed by the Companies Law.

Audit Committee

Audit Committee Role

We have an audit committee consisting of Tuvia Shoham, an independent director, and our two external directors, Dr. Abraham Havron and Alicia Rotbard. Ms. Rotbard serves as the chairman of the audit committee. Our audit committee generally provides assistance to our board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting and internal control functions by reviewing the services of our independent accountants and reviewing their reports regarding our accounting practices and systems of internal control over financial reporting. Our audit committee also oversees the audit efforts of our independent accountants. Our board of directors has adopted an audit committee charter setting forth the specific responsibilities of the audit committee consistent with the Companies Law, and will amend the charter to set forth the specific responsibilities of the rules and regulations of the SEC and the Nasdaq listing requirements, which include:

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•	retaining and terminating our independent auditors, subject to ratification of the board of directors;

•	pre-approval of audit and non-audit services to be provided by the independent auditors; and

•	reviewing and recommending to the board of directors approval of our quarterly and annual financial reports.

Additionally, under the Companies Law, the role of the audit committee includes: (1) determining whether there are delinquencies in the business management practices of our company, including in consultation with our internal auditor or our independent auditor, and making recommendations to the board of directors to improve such practices; (2) determining whether to approve certain related party transactions (including transactions in which an office holder has a personal interest) and whether any such transaction is an extraordinary or material transaction pursuant to the Companies Law; (3) where the board of directors approves the working plan of the internal auditor, examining such working plan before its submission to the board of directors and proposing amendments thereto; (4) examining our internal controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to dispose of its responsibilities; (5) examining the scope of our auditor’s work and compensation and submitting its recommendation with respect thereto to the corporate body considering the appointment thereof (either the board of directors or the shareholders at the general meeting); and (6) establishing procedures for the handling of employees’ complaints as to the management of our business and the protection to be provided to such employees.

Companies Law Requirements

Under the Companies Law, the audit committee and compensation committee may not include:

•	the chairman of the board of directors;

•	any director employed by the company or who provides services to the company on a regular basis (other than as a member of the board of directors);

•	a controlling shareholder or a relative of a controlling shareholder (as defined below); and

•	any director employed by the company’s controlling shareholder or by an entity controlled by the controlling shareholder, a director who regularly provides services to its controlling shareholder or to an entity controlled by the controlling shareholder, or any director who derives most of his or her income from the controlling shareholder.

The audit committee must include all of the external directors and a majority of its members must be independent directors, as defined in the Companies Law. The chairman of the audit committee must be an external director. In general, an independent director under the Companies Law is an external director or a director who is appointed or classified as such and who is eligible to serve as an external director (other than the professional qualifications or accounting and financial expertise requirement), whom the audit committee has certified as meeting these requirements, and who has not served as a director of the company for more than nine consecutive years. A director who qualifies as an independent director under applicable U.S. laws and the Nasdaq listing requirements for the purposes of audit committee membership is also deemed to be an independent director under the Companies Law, so long as he or she meets the independence requirements as to relationships with the controlling shareholder (and any entity controlled by the controlling shareholder, other than the company and other entities controlled by the company) and the nine-year requirement described above. Following the nine-year period, a director of an Israeli company traded on Nasdaq may continue to be considered an independent director under the Companies Law for unlimited additional periods of three years each, provided the audit committee and the board of directors of the company confirm that, in light of the director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period(s) is beneficial to the company.

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Listing Requirements

Under the Exchange Act and Nasdaq listing requirements, we are required to maintain an audit committee consisting of at least three independent directors, each of whom is financially literate and one of whom has accounting or related financial management expertise. Prior to the consummation of this offering, our board of directors will affirmatively determine that each member of our audit committee qualifies as an “independent director” for purposes of serving on an audit committee under the Exchange Act and Nasdaq listing requirements. Our board of directors has determined that                           qualifies as an “audit committee financial expert,” as defined in Item 407(d) (5) of Regulation S-K. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and Nasdaq.

Approval of Transactions with Related Parties

The approval of the audit committee is required for specified actions and transactions with office holders and controlling shareholders and their relatives, or in which they have a personal interest. See “—Fiduciary Duties and Approval of Specified Related Party Transactions under Israeli Law.” The audit committee may not approve an action or a transaction with a controlling shareholder or with an office holder unless at the time of approval the majority of the members of the audit committee are present, of whom a majority must be independent directors, and at least one of whom is an external director. The audit committee is also required to determine whether certain related party transactions are “material” or “extraordinary” for purposes of determining which approvals are required for such transactions.

Compensation Committee

We have a compensation committee consisting of Mr. Tuvia Shoham, an independent director, and our two external directors, Dr. Abraham Havron and Alicia Rotbard. Ms. Rotbard serves as the chairman of the compensation committee. Prior to the consummation of this offering, our board of directors will affirmatively determine that each member of our compensation committee qualifies as an “independent director” under the Nasdaq listing requirements. Pursuant to the Companies Law, a compensation committee must be comprised of no fewer than three members and must include all of the external directors, whom will form a majority of its members. The Companies Law also provides restrictions as to who may serve on the compensation committee. See “—Audit Committee—Companies Law Requirements.” Our board of directors will adopt a compensation committee charter setting forth the responsibilities of the committee consistent with the Nasdaq listing requirements, which include:

•	reviewing and recommending overall compensation policies with respect to our Chief Executive Officer and other office holders;

•	reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer and other office holders, including evaluating their performance in light of such goals and objectives and determining their compensation based on such evaluation;

•	reviewing and approving the granting of options and other incentive awards; and

•	reviewing, evaluating and making recommendations regarding the compensation and benefits for our non-employee directors.

Pursuant to a recently enacted amendment to the Companies Law (the “Compensation Amendment”), which became effective on December 12, 2012, we are required to adopt a compensation policy by September 12, 2013, which must comply with the requirements of the Compensation Amendment. Our compensation policies are to be approved at least once every three years, first, by our board of directors, upon recommendation of our compensation committee, and second, by a majority of the ordinary shares present, in person or by proxy, and voting at a shareholders meeting. The other responsibilities of the compensation committee set forth in the Compensation Amendment are consistent with the Nasdaq rules and are also applicable to the compensation of our directors.

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Financial Statements Committee

Our financial statements committee, which complies with the Israeli Companies Regulations (Provisions and Conditions Regarding the Financial Statements’ Authorization Process), 2010, is responsible for considering and making recommendations to the board of directors on our financial statements. Prior to the approval of our financial statements by our board of directors, the financial statements committee reviews and discusses the financial statements and presents its recommendations with respect to the financial statements to the board of directors. Our financial statements committee currently consists of Tuvia Shoham, an independent director, and our two external directors, Dr. Avraham Havron and Alicia Rotbard. In addition, Ziv Kop, a director, serves as an observer on the financial statements committee.

Finance Committee

Our finance committee is responsible for considering and making recommendations to the board of directors on the management of our financial resources and financial strategies and transactions, including our capital structure and corporate finance activities, investment management and financial risk management (including foreign currency exchange and interest rate exposures). Our finance committee currently consists of Alicia Rotbard, an external director, Tuvia Shoham, an independent director, and Ziv Kop.

Corporate Governance Compliance Committee

Our corporate governance compliance committee oversees the implementation and amendment from time to time of our policies for compliance with the Israeli Securities Law and regulations, including non-use of inside information, reporting requirements, our engagement with related parties, whistleblower complaints and protection, and is also responsible for the handling of any incidents that may arise in violation of our policies or the Israeli Securities Law. Following this offering, our corporate governance compliance committee will also be responsible for overseeing our compliance with U.S. securities law and applicable Nasdaq corporate governance requirements. Our corporate governance compliance committee currently consists of Tuvia Shoham, an independent director, Ziv Kop and our two external directors, Dr. Avraham Havron and Alicia Rotbard.

Internal Auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor recommended by the audit committee. The role of the internal auditor is, among other things, to examine whether a company’s actions comply with applicable law and orderly business procedure. Under the Companies Law, the internal auditor may not be an “interested party” or an office holder, or a relative of an interested party or of an office holder, nor may the internal auditor be the company’s independent accounting firm or anyone acting on its behalf. An “interested party” is defined in the Companies Law as (i) a holder of 5% or more of the company’s outstanding shares or voting rights, (ii) any person or entity (or relative of such person) who has the right to designate one or more directors or to designate the chief executive officer of the company, or (iii) any person who serves as a director or as a chief executive officer of the company. Linur Dloomy of Brightman Almagor Zohar & Co. (a member firm of Deloitte Touche Tohmatsu) serves as our internal auditor.

Fiduciary Duties and Approval of Specified Related Party Transactions under Israeli Law

Fiduciary Duties of Office Holders

The Companies Law codifies the fiduciary duties that office holders owe to a company. Each person listed in the table under “Management — Executive Officers and Directors” is an office holder under the Companies Law.

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An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care includes, among other things, a duty to use reasonable means, in light of the circumstances, to obtain:

•	information on the advisability of a given action brought for his or her approval or performed by virtue of his or her position; and

•	all other important information pertaining to such action.

The duty of loyalty requires an office holder to act in good faith and for the benefit of the company, and includes, among other things, the duty to:

•	refrain from any act involving a conflict of interests between the performance of his or her duties to the company and his or her other duties or personal affairs;

•	refrain from any activity that is competitive with the business of the company;

•	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or herself or others; and

•	disclose to the company any information or documents relating to the company’s affairs which the office holder received as a result of his or her position as an office holder.

We may approve an act specified above which would otherwise constitute a breach of the office holder’s duty of loyalty, provided that the office holder acted in good faith, the act or its approval does not harm the company and the office holder discloses his or her personal interest a sufficient amount of time before the date for discussion of approval of such act.

Disclosure of Personal Interests of an Office Holder and Approval of Transactions

The Companies Law requires that an office holder promptly disclose to the company any “personal interest” that he or she may have, and all related material information or documents relating to any existing or proposed transaction by the company. A “personal interest” is defined under the Companies Law as the personal interest of a person in an action or in a transaction of the company, including the personal interest of such person’s relative or the interest of any other corporate body in which the person and/or such person’s relative is a director, general manager or chief executive officer, a 5% shareholder or holds 5% or more of the voting rights, or has the right to appoint at least one director, the general manager or the chief executive officer, but excluding a personal interest stemming solely from ownership of shares in the company, and including the personal interest of a person voting as a proxy, even when the person granting such proxy has no personal interest. An interested office holder’s disclosure must be made promptly and no later than the first meeting of the board of directors at which the transaction is considered. An office holder is not obliged to disclose such information if the personal interest of the office holder derives solely from the personal interest of his or her relative in a transaction that is not considered as an “extraordinary transaction.”

An “extraordinary transaction” is defined under the Companies Law as any of the following:

•	a transaction other than in the ordinary course of business;

•	a transaction that is not on market terms; or

•	a transaction that is likely to have a material impact on the company’s profitability, assets or liabilities.

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Under the Companies Law, unless the articles of association of a company provide otherwise, a transaction with an office holder or with a third party in which the office holder has a personal interest, and which is not an extraordinary transaction, requires approval by the board of directors. Our articles of association do not provide for a different method of approval. If the transaction considered is an extraordinary transaction with an office holder or third party in which the office holder has a personal interest, then audit committee approval is required prior to approval by the board of directors. For the approval of compensation arrangements with directors, see “— Compensation of Directors” and for the approval of compensation arrangements with office holders who are not directors, see “—Compensation of Executive Officers.”

Subject to certain exceptions, any person who has a personal interest in the approval of a transaction that is brought before a meeting of the board of directors or the audit committee may not be present at the meeting, unless such person is an office holder and invited by the chairman of the board of directors or of the audit committee, as applicable, to present the matter being considered, and may not vote on the matter. In addition, a director who has a personal interest in the approval of a transaction may be present at the meeting and vote on the matter if a majority of the directors or members of the audit committee, as applicable, have a personal interest in the transaction. In such case, shareholder approval is also required.

Disclosure of Personal Interests of a Controlling Shareholder and Approval of Certain Transactions

Pursuant to the Companies Law, the disclosure requirements regarding personal interests that apply to office holders also apply to a controlling shareholder of a public company. A controlling shareholder is a shareholder who has the ability to direct the activities of a company, including a shareholder who owns 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights. Two or more shareholders with a personal interest in the approval of the same transaction are deemed to be one shareholder.

Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, the terms of management and consulting services provided by a controlling shareholder or his or her relative, the terms of employment of a controlling shareholder or his or her relative who is employed by the company and who is not an office holder and the terms of service and employment, including exculpation, indemnification or insurance, of a controlling shareholder or his or her relative who is an office holder, require the approval of each of the audit committee, the board of directors and the shareholders, in that order, provided that with respect to terms of service and employment of a controlling shareholder or his or her relative who is an office holder, the approval of the compensation committee is required in lieu of the audit committee. In addition, the shareholder approval must fulfill one of the following requirements:

•	a majority of the shares held by shareholders who have no personal interest in the transaction and who are present and voting at the meeting are voted in favor of approving the transaction, excluding abstentions; or

•	the shares voted by shareholders who have no personal interest in the transaction who vote against the transaction represent no more than 2% of the voting rights in the company.

Any extraordinary transaction with a controlling shareholder or in which a controlling shareholder has a personal interest with a term of more than three years requires approval every three years, unless the audit committee determines that the duration of the transaction is reasonable given the circumstances related thereto.

Pursuant to regulations promulgated under the Companies Law, certain transactions with a controlling shareholder or his or her relative that would otherwise require approval of the shareholders may be exempt from shareholder approval upon certain determinations of the audit committee and board of directors. Under these regulations, a shareholder holding at least 1% of the issued share capital of the company may require, within 14 days of the publication of such determinations, that despite such determinations by the audit committee and the board of directors, such transaction will require shareholder approval under the same majority requirements that otherwise apply to such transactions.

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Duties of Shareholders

Under the Companies Law, a shareholder has a duty to refrain from abusing his or her power in the company and to act in good faith and in a customary manner in exercising its rights and performing its obligations to the company and other shareholders, including, among other things, when voting at meetings of shareholders on the following matters:

•	an amendment to the company’s articles of association;

•	an increase in the company’s authorized share capital;

•	a merger; and

•	the approval of related party transactions and acts of office holders that require shareholder approval.

A shareholder also has a general duty to refrain from discriminating against other shareholders.

In addition, certain shareholders have a duty to act with fairness towards the company. These shareholders include any controlling shareholder, any shareholder who knows that his or her vote can determine the outcome of a shareholder vote, and any shareholder that, under a company’s articles of association, has the power to appoint or prevent the appointment of an office holder. The Companies Law does not define the substance of this duty except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty to act with fairness.

Approval of Significant Private Placements

Under the Companies Law, a significant private placement of securities requires approval by the board of directors and the shareholders by a simple majority. A private placement is considered a significant private placement if it will cause a person to become a controlling shareholder or if:

•	the securities issued amount to 20% or more of the company’s outstanding voting rights before the issuance;

•	some or all of the consideration is other than cash or listed securities or the transaction is not on market terms; and

•	the transaction will increase the relative holdings of a shareholder who holds 5% or more of the company’s outstanding share capital or voting rights or that will cause any person to become, as a result of the issuance, a holder of more than 5% of the company’s outstanding share capital or voting rights.

Compensation of Directors

Our external directors are entitled to remuneration subject to the provisions and limitations set forth in regulations promulgated under the Companies Law. As of the date of this prospectus, we apply the same provisions and limitations applied to our external directors to the compensation of our independent director under the Companies Law. We currently pay our external director who is a financial expert under the Companies Law, Ms. Alicia Rotbard, an annual fee of NIS 81,448 (approximately $20,831), as well as a fee of NIS 4,283 (approximately $1,095) for each board or committee meeting attended in person, NIS 2,570 (approximately $657) for each board or committee meeting attended via telephone or videoconference and NIS 2,142 (approximately $548) for participation by written consent. We currently pay our other external director, Dr. Avraham Havron, and our independent director under the Companies Law, Mr. Tuvia Shoham, an annual fee of NIS 61,114 (approximately $15,630), as well as a fee of NIS 3,221 (approximately $824) for each board or committee meeting attended in person, NIS 1,933 (approximately $494) for each board or committee meeting attended via telephone or videoconference and NIS 1,611 (approximately $412) for participation by written consent.

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We currently pay each of our other directors, other than our Chief Executive Officer, an annual fee of NIS 48,660 (approximately $12,445), as well as a fee of NIS 2,511 (approximately $642) for each board or committee meeting attended in person, NIS 1,507 (approximately $385) for each board or committee meeting attended via telephone or videoconference and NIS 1,256 (approximately $321) for participation by written consent. Our Chief Executive Officer does not receive any compensation for his service as a director.

We may grant to our directors options in the future, subject to receipt of the requisite approvals under Israeli law, as described below.

There are no arrangements or understandings between us, on the one hand, and any of our directors, on the other hand, providing for benefits upon termination of their service as directors of our company.

Under the Compensation Amendment, the compensation (including insurance, indemnification, exculpation and compensation) of our directors requires the approval of our compensation committee, the subsequent approval of the board of directors and, unless exempted under the regulations promulgated under the Companies Law, the approval of the shareholders at a general meeting. If the compensation of our directors is inconsistent with our stated compensation policy, then the approval of the company’s shareholders requires that either:

•	a majority of the shares held by shareholders who are not controlling shareholders and do not have a personal interest in such matter and who are present and voting at the meeting, are voted in favor of approving the compensation package, excluding abstentions; or

•	the total number of shares voted by non-controlling shareholders and shareholders who do not have a personal interest in such matter that are voted against the compensation package does not exceed 2% of the aggregate voting rights in the company.

Where the director is also a controlling shareholder, the requirements for approval of transactions with controlling shareholders apply, as described above under “—Disclosure of Personal Interests of a Controlling Shareholders and Approval of Certain Transactions.”

Compensation of Executive Officers

The aggregate compensation incurred by us in relation to our executive officers, including share-based compensation, for the year ended December 31, 2011, was approximately $2.5 million. This amount includes approximately $76,000 set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to executive officers, and other benefits commonly reimbursed or paid by companies in Israel.

Under Israeli law, as a public company with shares listed only on the TASE, we are required to disclose the compensation, on an individual basis, of our five most highly compensated senior executive officers. The following table presents information regarding compensation accrued in our financial statements for our executive officers with respect to whom specific disclosure has been made in Israel, namely our Chief Executive Officer, former Chief Financial Officer, former Vice President, Operations, Senior Vice President, Quality and Regulatory Affairs, and Vice President, Clinical Development & IP, as of December 31, 2011.

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Name and Position	Salary	Bonus (1)	Value of Options Granted (2)		Total
	(in thousands)
David Tsur Chief Executive Officer	$382	$112	$110	(3)	$604
Eyal Leibowitz (4) Chief Financial Officer	$177	$20	$23	(5)	$220
Avi Baziz (6) Vice President, Operations	$181	$22	$32	(7)	$235
Dr. Ruth Wolfson Senior Vice President, Quality and Regulatory Affairs	$148	$29	$52	(8)	$229
Pnina Strauss Vice President, Clinical Development & IP	$135	$17	$44	(9)	$196

(1)	The annual bonus is subject to the fulfillment of certain targets determined for each year by the board of directors (for our Chief Executive Officer) and by our Chief Executive Officer (for our other executive officers).

(2)	The value of options is the expense recorded in our financial statements for the period ended December 31, 2011 with respect to all options granted to such executive officer.

(3)	During the year ended December 31, 2011, we granted to David Tsur options to purchase 71,875 ordinary shares at an exercise price of NIS 23.70 (or $6.06) per share, which expire on August 6, 2018. Such options were granted under our 2011 Plan.

(4)	Eyal Leibowitz resigned from our company effective as of October 31, 2011.

(5)	We did not grant Eyal Leibowitz any options during the year ended December 31, 2011.

(6)	Avi Baziz ceased to serve as our Vice President, Operations as of December 9, 2012 and his employment with our company will formally terminate on February 19, 2013.

(7)	During the year ended December 31, 2011, we granted to Avi Baziz options to purchase 12,500 ordinary shares at an exercise price of NIS 26.60 (or $6.80) per share, which expire on May 20, 2013. Such options were granted under our 2011 Plan.

(8)	During the year ended December 31, 2011, we granted to Dr. Ruth Wolfson options to purchase 12,500 ordinary shares at an exercise price of NIS 26.60 (or $6.80) per share, which expire on March 1, 2018. Such options were granted under our 2011 Plan.

(9)	During the year ended December 31, 2011, we granted to Pnina Strauss options to purchase 12,500 ordinary shares at an exercise price of NIS 26.60 (or $6.80) per share, which expire on March 1, 2018. Such options were granted under our 2011 Plan.

Pursuant to the Compensation Amendment, the compensation (including insurance, indemnification and exculpation) of a public company’s office holders (other than directors, described above, and the chief executive officer, described below) is to be approved first by the compensation committee; second by the company’s board of directors; and third, if such compensation arrangement is inconsistent with the company’s stated compensation policy, the company’s shareholders provided that either:

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•	a majority of the shares held by shareholders who are not controlling shareholders and do not have a personal interest in such matter and who are present and voting at the meeting, are voted in favor of approving the compensation package, excluding abstentions; or

•	the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in such matter voting against the compensation package does not exceed 2% of the aggregate voting rights in the company.

The compensation (including insurance, indemnification and exculpation) of a public company’s chief executive officer requires the approval of first, the company’s compensation committee; second, the company’s board of directors; and third, a majority of the company’s shareholders provided that either:

•	a majority of the shares held by shareholders who are not controlling shareholders and do not have a personal interest in such matter and who are present and voting at the meeting are voted in favor of approving the compensation package, excluding abstentions; or

•	the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in such matter voting against the compensation package does not exceed 2% of the aggregate voting rights in the company.

Under the Compensation Amendment, if the shareholders of the company do not approve the compensation arrangement with an office holder who is not a director, including the chief executive officer, the compensation committee and board of directors may override the shareholders’ decision, subject to certain conditions. Under certain circumstances, the compensation committee and board of directors may waive the shareholder approval requirement in respect of the compensation arrangements with a candidate for chief executive officer if they determine that the compensation arrangements are consistent with the company’s stated compensation policy.

In the event that an existing compensation arrangement with an office holder who is not a director, including the chief executive officer, is amended, only the approval of the compensation committee is required so long as the compensation committee determines that the amendment is not material in relation to the existing compensation arrangement. Prior to the adoption of the compensation policy (which, as noted, must occur no later than September 12, 2013), the extension of the term of compensation arrangements existing as of the effective date of the Compensation Amendment does not require approvals under the Compensation Amendment.

Where the office holder is also a controlling shareholder, the requirements for approval of transactions with controlling shareholders apply, as described above under “— Disclosure of Personal Interests of a Controlling Shareholders and Approval of Certain Transactions.”

Exculpation, Insurance and Indemnification of Office Holders

Under the Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care, but only if a provision authorizing such exculpation is included in the company’s articles of association. Our articles of association include such a provision. The company may not exculpate in advance a director from liability arising out of a prohibited dividend or distribution to shareholders.

Under the Companies Law, the Israeli Securities Law, 5738-1968 (the “Securities Law”), and the Restrictive Trade Practices Law, 5758-1988 (the “Restrictive Trade Practices Law”), a company may indemnify an office holder for the following liabilities, payments and expenses incurred for acts performed by him or her, as an office holder, either pursuant to an undertaking given by the company in advance of the act or following the act, provided its articles of association authorize such indemnification:

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•	a monetary liability imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount, or according to criteria, determined by the board of directors as reasonable under the circumstances. Such undertaking shall detail the foreseen events and amount or criteria mentioned above;

•	reasonable litigation expenses, including reasonable attorneys’ fees, incurred by the office holder as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent (mens rea);

•	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf, or by a third party, or in connection with criminal proceedings in which the office holder was acquitted, or as a result of a conviction for an offense that does not require proof of criminal intent (mens rea); and

•	expenses incurred by the office holder with respect to proceedings held pursuant to certain provisions of the Restrictive Trade Practices Law.

In addition, a company may insure an office holder against the following liabilities incurred for acts performed by him or her as an office holder, to the extent provided in the company’s articles of association:

•	a breach of a duty of loyalty to the company, provided that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

•	a breach of duty of care to the company or to a third party, to the extent such a breach arises out of the negligent conduct of the office holder;

•	a monetary liability imposed on the office holder in favor of a third party; and

•	in connection with an administrative enforcement proceeding or a monetary liability, including a payment imposed on the office holder in favor of an injured party as set forth in the Securities Law, and expenses that the office holder incurred in connection with an administrative enforcement proceeding under the Securities Law and the Restrictive Trade Practices Law, including reasonable litigation expenses and attorney fees.

Under the Companies Law, a company may not indemnify, exculpate or insure an office holder against any of the following:

•	a breach of the duty of loyalty, except for indemnification and insurance for a breach of the duty of loyalty to the company to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

•	a breach of the duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

•	an act or omission committed with intent to derive illegal personal benefit; or

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•	a fine or penalty levied against the office holder.

For the approval of exculpation, indemnification and insurance of office holders who are directors, see “—Compensation of Directors,” for the approval of exculpation, indemnification and insurance of office holders who are not directors, see “—Compensation of Executive Officers” and for the approval of exculpation, indemnification and insurance of office holders who are controlling shareholders, see “—Fiduciary Duties and Approval of Specified Related Party Transactions under Israeli Law—Disclosure of Personal Interests of a Controlling Shareholder and Approval of Certain Transactions.”

Our articles of association permit us to exculpate, indemnify and insure our office holders to the fullest extent permitted under the Companies Law. Prior to the consummation of this offering, we intend to propose that our shareholders amend our articles of association to permit us to also indemnify and insure our office holders to the fullest extent permitted under the Securities Law and the Restrictive Trade Practices Law.

Prior to the consummation of this offering, subject to shareholder approval, we intend to enter into new indemnification agreements with each of our current office holders exculpating them from a breach of their duty of care to us to the fullest extent permitted by law, subject to limited exceptions, and undertaking to indemnify them to the fullest extent permitted by law, subject to limited exceptions, including with respect to liabilities resulting from this offering to the extent that these liabilities are not covered by insurance. This indemnification will be limited to events determined as foreseeable by the board of directors based on our activities, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances. The maximum aggregate amount of indemnification that we may pay to all of our office holders together is the greater of 30% of the shareholders equity according to our most recent financial statements (audited or reviewed) at the time of payment and NIS 20 million. Such indemnification amounts will be in addition to any amounts available under our directors’ and office holders’ liability insurance policy. Each office holder who agrees to receive this letter of indemnification will also give his or her approval to terminate all previous letters of indemnification that we have provided to him or her, if any.

We are not aware of any pending or threatened litigation or proceeding involving any of our office holders as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any office holder.

Employment Agreements with Executive Officers

We have entered into written employment agreements with all of our executive officers. Each of these agreements contains provisions regarding non-competition, confidentiality of information and assignment of inventions. The non-competition provision applies for a period that is generally 12 months following termination of employment. The enforceability of covenants not to compete in Israel and the United States is subject to limitations. In addition, we are required to provide up to three months’ notice prior to terminating the employment of our executive officers, or six months in the case of our Chief Executive Officer, other than in the case of a termination for cause. Each of our employment agreements with our executive officers provide for annual bonuses, which are subject to the fulfillment of certain targets determined for each year, and certain executive officers are also entitled to special bonuses upon the achievement of certain company milestones.

Equity Compensation Plans

We adopted equity incentive plans in 2005 and 2011, which allow us to grant options to purchase our ordinary shares to our directors, officers, employees, consultants, advisers and service providers. The Option Plans are intended to enhance our ability to attract and retain desirable individuals by increasing their ownership interests in us. We no longer intend to grant options under the 2005 Plan. As of December 31, 2012, an aggregate of 1,200,000 ordinary shares were reserved for future issuance under our 2011 Plan, subject to certain adjustments specified in the 2011 Plan. As of December 31, 2012, there were outstanding options to purchase 1,554,781 ordinary shares granted under our Option Plans. Any options which expire prior to exercise or issuance under the Option Plans will become again available for grant under our Option Plans.

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2005 Israeli Share Option Plan

In July 2005, we adopted the 2005 Plan, under which we are authorized to grant options to directors, officers, employees, consultants and service providers of our company and subsidiaries. The 2005 Plan, which is effective until July 2015, is designed to reflect the provisions of the Israeli Income Tax Ordinance [New Version] – 1961, as amended, or the Israeli Tax Ordinance, which affords certain tax advantages to Israeli employees, officers and directors that are granted options in accordance with its terms.

While we have granted options to our employees, officers, directors and a consultant under the 2005 Plan, we no longer intend to grant any options under the 2005 Plan. The 2005 Plan may be administered by our board of directors either directly or upon the recommendation of a committee appointed by our board of directors.

Each option granted under the 2005 Plan entitles the grantee to purchase one of our ordinary shares. In general, the exercise price of each option granted under the 2005 Plan was equal to the average closing price of our ordinary shares on the TASE during the 30-TASE trading days immediately prior to board approval of the grant of such options. The exercise price of certain outstanding options granted during 2007 and 2008 was reduced in 2009. The options granted under the 2005 Plan generally vest during a four-year period following the date of the grant in 13 installments: 25% of the options vest on the first anniversary of the grant date and 6.25% of the remaining options vest at the end of each quarter thereafter. Options granted under the 2005 Plan are exercisable until July 5, 2015 and all unexercised options will expire immediately thereafter. Options that have vested prior to the end of a grantee’s employment or services agreement with us may generally be exercised within 90 days from the end of such grantee’s employment or services with us, unless such relationship was terminated for cause. Options which are not exercised during such 90-day period expire at the end of the period, unless all of the 90-day period is a black-out period during which time the options may not be exercised, in which case our chief executive officer or chief financial officer is entitled to extend the exercise period for specified periods. Options that have not vested on the date of the end of a grantee’s employment or services agreement with us, and, in the event of termination of employment or services for cause, all unexercised options (whether vested or not), expire immediately upon termination.

In the event of certain transactions, such as our being acquired, or a merger or reorganization or a sale of all or substantially all of our assets, unexercised options shall be substituted for options of the surviving or acquiring entity, subject to an appropriate adjustment to the exercise price. The board or administering committee may determine that the terms of certain option grants include a provision that their vesting schedules will be accelerated such that they will be exercisable prior to the closing of such a transaction, if the options are not assumed or substituted by the successor company.

Options granted to our employees under the 2005 Plan were granted pursuant to the provisions of Section 102 of the Israeli Income Tax Ordinance, under the capital gains alternative. In order to comply with the capital gains alternative, all such options and shares under the 2005 Plan are granted or issued to a trustee and are to be held by the trustee for at least two years from the date of grant of the options. Under the capital gains alternative, we are not allowed an Israeli tax deduction for the grant of the options or issuance of the shares issuable thereunder.

2011 Israeli Share Option Plan

In July 2011, we adopted the 2011 Plan, under which we are authorized to grant options to directors, officers, employees, consultants and service providers of our company and subsidiaries. The 2011 Plan, which is effective until July 23, 2021, is designed to reflect the provisions of the Israeli Tax Ordinance, which affords certain tax advantages to Israeli employees, officers and directors that are granted options in accordance with its terms. The 2011 Plan may be administered by our board of directors either directly or upon the recommendation of a committee appointed by our board of directors.

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We have granted options to our employees, officers and directors under the 2011 Plan. Each option granted under the 2011 Plan entitles the grantee to purchase one of our ordinary shares. In general, the exercise price of each option granted under the 2011 Plan was equal to the average closing price of our ordinary shares on the TASE during the 30-TASE trading days immediately prior to board approval of the grant of such options. Options granted under the 2011 Plan may be exercised for cash, or at the discretion of our board of directors, by way of cashless exercise. In the event of a cashless exercise, the grantee is not required to pay the exercise price when exercising the options and instead, receives upon exercise such number of ordinary shares with a total fair market value equal to the difference between the total fair market value of the ordinary shares underlying the exercised options and the total purchase price for such options.

The options granted under the 2011 Plan generally vest during a four-year period following the date of the grant in 13 installments: 25% of the options vest on the first anniversary of the grant date and 6.25% of the remaining options vest at the end of each quarter thereafter. Options granted under the 2011 Plan are generally exercisable for 6.5 years following the date of grant and all unexercised options will expire immediately thereafter. Options that have vested prior to the end of a grantee’s employment or services agreement with us may generally be exercised within 90 days from the end of such grantee’s employment or services with us, unless such relationship was terminated for cause. Options which are not exercised during such 90-day period expire at the end of the period, unless all of the 90-day period is a black-out period during which time the options may not be exercised, in which case our chief executive officer or chief financial officer is entitled to extend the exercise period for specified periods. Options that have not vested on the date of the end of a grantee’s employment or services agreement with us, and, in the event of termination of employment or services for cause, all unexercised options (whether vested or not), expire immediately upon termination.

In the event of certain transactions, such as our being acquired, or a merger or reorganization or a sale of all or substantially all of our assets, unexercised options shall be substituted for options of the surviving or acquiring entity, subject to an appropriate adjustment to the exercise price. The board or administering committee may determine that the terms of certain option grants include a provision that their vesting schedules will be accelerated such that they will be exercisable prior to the closing of such a transaction, if the options are not assumed or substituted by the successor company.

Options granted to our employees under the 2011 Plan were granted pursuant to the provisions of Section 102 of the Israeli Income Tax Ordinance, under the capital gains alternative. In order to comply with the capital gains alternative, all such options and shares under the 2011 Plan are granted or issued to a trustee and are to be held by the trustee for at least two years from the date of grant of the options. Under the capital gains alternative, we are not allowed an Israeli tax deduction for the grant of the options or issuance of the shares issuable thereunder.

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PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares (1) immediately prior to this offering and (2) as adjusted to give effect to this offering, by:

•	each of our directors and executive officers;

•	each person known to us to own beneficially more than 5% of our ordinary shares; and

•	all of our current directors and executive officers as a group.

The percentage of beneficial ownership of our ordinary shares before the offering is based on 28,665,121 ordinary shares outstanding as of December 31, 2012. The percentage of beneficial ownership of our ordinary shares after the offering is based on ordinary shares outstanding after the offering, which includes the ordinary shares identified in the immediately preceding paragraph plus the ordinary shares to be sold by us in the offering.

Except as described in the footnotes below, we believe each shareholder has voting and investment power with respect to the ordinary shares indicated in the table as beneficially owned. Unless otherwise indicated, the principal address of each of the shareholders below is c/o Kamada Ltd., 7 Sapir St., Kiryat Weizmann Science Park, P.O Box 4081, Ness Ziona 74140, Israel.

	Ordinary Shares Beneficially Owned Prior to this Offering(1)		Ordinary Shares Beneficially Owned After this Offering (Assuming No Exercise of the Over-Allotment Option)(1)		Ordinary Shares Beneficially Owned After this Offering (Assuming Full Exercise of the Over-Allotment Option)(1)
Name and Address of Beneficial Owner	Number	Percent	Number	Percent	Number	Percent
5% Shareholders:
Excellence group	3,193,792	11.14%
Meitav group(2)	1,679,158	5.84%

Directors and Executive Officers:
David Tsur(3)	891,266	3.10%
Gil Efron(4)	6,250	*
Dr. Liliana Bar(5)	—	—
Barak Bashari(6)	—	—
Dr. Shabtai Bauer(7)	30,812	*
Drorit Lew(8)	6,995	*
Pnina Strauss(9)	31,691	*
Dr. Ruth Wolfson(10)	34,109	*
Amir Yadlin(11)	5,819	*
Ralf Hahn(12)	4,803,821	16.76%
Jonathan Hahn	4,670	*
Dr. Abraham Havron	1,742	*
Ziv Kop	1,788	*
Leon Recanati(13)	3,423,124	11.94%
Alicia Rotbard	—	—
Tuvia Shoham	31,910	*
Directors and Executive Officers as a group (16)	9,273,957	31.80%

*	Upon exercise of all options exercisable within 60 days of the date of this prospectus, would beneficially own less than 1% of our ordinary shares.

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(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities. All options and warrants exercisable and debentures convertible into ordinary shares within 60 days of the date of this prospectus are deemed to be outstanding and beneficially owned by the shareholder holding such options, warrants or convertible debentures for the purpose of computing the number of shares beneficially owned by such shareholder. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other shareholder.

(2)	Includes debentures convertible into 69,364 ordinary shares within 60 days of the date of this prospectus at a price of NIS 37.12 (or $9.94) per share.

(3)	Includes options to purchase 116,211 ordinary shares exercisable within 60 days of the date of this prospectus, at a weighted average exercise price of NIS 13.45 (or $3.60) per share, which expire between July 15, 2015 and June 18, 2018. Does not include options to purchase 55,664 ordinary shares that are not exercisable within 60 days of this prospectus.

(4)	Includes options to purchase 6,250 ordinary shares exercisable within 60 days of the date of this prospectus, at an exercise price of NIS 20.64 (or $5.52) per share, which expire on June 18, 2018. Does not include options to purchase 13,750 ordinary shares that are not exercisable within 60 days of this prospectus.

(5)	Does not include options to purchase 15,000 ordinary shares that are not exercisable within 60 days of this prospectus.

(6)	Does not include options to purchase 20,000 ordinary shares that are not exercisable within 60 days of this prospectus.

(7)	Subject to the exercise of options to purchase 30,812 ordinary shares exercisable within 60 days of the date of this prospectus, at a weighted average exercise price of NIS 11.06 (or $2.96) per share, which expire between July 15, 2015 until March 1, 2018. Does not include options to purchase 7,500 ordinary shares that are not exercisable within 60 days of this prospectus.

(8)	Includes options to purchase 6,576 ordinary shares exercisable within 60 days of the date of this prospectus, at a weighted average exercise price of NIS 22.37 (or $6.00) per share, which expire between July 15, 2015 and March 1, 2018. Does not include options to purchase 12,099 ordinary shares that are not exercisable within 60 days of this prospectus.

(9)	Subject to the exercise of options to purchase 31,691 ordinary shares exercisable within 60 days of the date of this prospectus, at a weighted average exercise price of NIS 13.82 (or $3.70) per share, which expire between July 15, 2015 and March 1, 2018. Does not include options to purchase 13,312 ordinary shares that are not exercisable within 60 days of this prospectus.

(10)	Includes options to purchase 31,382 ordinary shares exercisable within 60 days of the date of this prospectus, at a weighted average exercise price of NIS 17.17 (or $4.60) per share, which expire between July 15, 2015 and August 28, 2018. Does not include options to purchase 31,250 ordinary shares that are not exercisable and within 60 days of this prospectus.

(11)	Subject to the exercise of options to purchase 5,819 ordinary shares exercisable within 60 days of the date of this prospectus, at a weighted average exercise price of NIS 14.15 (or $3.80) per share, which expire between July 15, 2015 and March 1, 2018. Does not include options to purchase 7,420 ordinary shares that are not exercisable and within 60 days of this prospectus.

(12)	Mr. Hahn holds 1,660,581 ordinary shares directly and 3,111,661 ordinary shares indirectly through Damar Chemicals Inc., a company registered in Panama (“Damar”) that is wholly-owned by him. Additionally, Mr. Hahn holds approximately 58.5% of the shares of Tuteur, which holds 31,579 ordinary shares.

(13)	Mr. Recanati holds 677,046 ordinary shares directly and 2,745,644 ordinary shares indirectly through Gov Financial Holdings Ltd., a company organized under the laws of the State of Israel (“Gov”) that is wholly-owned by him. In addition, includes debentures convertible into 394 ordinary shares within 60 days of the date of this prospectus at a price of NIS 37.12 (or $9.74) per share.

Under a loan agreement dated April 14, 2005, as amended, Damar and Tuteur, companies controlled by Mr. Ralf Hahn, have agreed to vote the ordinary shares held by them in favor of two director nominees selected by Gov, so long as Gov holds more than 8% of our outstanding share capital, and one director nominee selected by Gov, so long as Gov holds more than 3% of our outstanding share capital.

As of December 31, 2012, our ordinary shares were held by three record holders and none of our ordinary shares were held by record holders in the United States.

None of our shareholders has informed us that he or she is affiliated with a registered broker-dealer or is in the business of underwriting securities. None of our shareholders has different voting rights from other shareholders after the closing of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Tuteur S.A.C.I.F.I.A.

In August 2011, we entered into a distribution agreement with Tuteur that amends and restates a distribution agreement we entered into in November 2001. Tuteur is a company organized under the laws of Argentina and is controlled by Mr. Ralf Hahn, the Chairman of our board of directors and one of our controlling shareholders. The amendment to the agreement was made in connection with the expected completion of Glassia’s registration in Argentina and the commencement of its marketing in Argentina.

Pursuant to the distribution agreement, Tuteur serves as the exclusive distributor of Glassia, in Argentina, Paraguay and Uruguay. Tuteur is obligated under the agreement to commence marketing, sales and distribution of Glassia within each country covered by the agreement within two months after the grant of regulatory approval in each such country. Commencing the second year following the date that Tuteur commences sales of the product in each territory, Tuteur will be obligated to purchase minimum amounts of Glassia at a price that will not be below the price set forth in the agreement. Tuteur shall cease to have exclusivity if it fails to comply with the minimum purchase requirement. Pursuant to the agreement, Tuteur is obligated to obtain the relevant regulatory approvals and reimbursement in Argentina, Paraguay and Uruguay within 18 months of receiving the required registration documents from us. Glassia was approved by regulators in Argentina in July 2012. Glassia has not yet been approved by regulators in Paraguay and Uruguay. The parties have agreed to separately negotiate the allocation of any costs relating to clinical trials or studies required by relevant regulatory authorities in Argentina, Paraguay and Uruguay. We retain ownership of all relevant intellectual property.

The distribution agreement expires on the fifth anniversary after the date that Tuteur commences sales of Glassia in Argentina. We are entitled to terminate the agreement upon 30 days’ notice if a third party acquires more than 50% of the common stock or voting rights of Tuteur or Tuteur fails to receive the relevant regulatory approvals within the required time. Either party can terminate the agreement upon bankruptcy of the other party, a material breach of the agreement by the other party after a 30-day cure period and non-performance as a result of force majeure for more than two months. Our board of directors and audit committee approved the agreement and determined it was not an extraordinary transaction within the meaning of the Companies Law.

In addition, Tuteur purchases KamRho (D) IM from us, from time to time, for sale in Argentina. For the nine month period ended September 30, 2012 and the year ended December 31, 2011, we received approximately $272,000 and $261,000, respectively, from Tuteur.

Issuances of Securities

In February 2009, we entered into an agreement with Mr. Ralf Hahn, the Chairman of our board of directors and one of our controlling shareholders, and UDT Med Holdings LLC (together, the “Investors”). Pursuant to the agreement, we received an aggregate sum of NIS 29,036,000 (or $6,974,778) from the Investors in consideration for 2,639,637 ordinary shares at a price of NIS 11.00 (or $2.81) per share and warrants exercisable into 1,055,854 ordinary shares at an exercise price of NIS 12.66 (or $3.24) per share.

On January 10, 2010, Mr. Hahn sold warrants to purchase 603,345 ordinary shares to Mr. Leon Recanati, a member of our board of directors, for NIS 5,597,000. On February 25, 2010, Mr. Recanati exercised warrants to purchase 250,000 ordinary shares at a price per share of NIS 11.00, for an aggregate consideration of NIS 2,750,000. On April 9, 2010, Mr. Hahn exercised warrants to purchase 33,675 ordinary shares at a price per share of NIS 14.00, for an aggregate consideration of NIS 471,000. On November 21, 2010, Mr. Recanati exercised warrants to purchase 175,000 ordinary shares at a price per share of NIS 12.10, for an aggregate consideration of NIS 2,118,000. On December 29, 2010, Mr. Recanati exercised warrants to purchase 178,375 ordinary shares at a price per share of NIS 12.10, for an aggregate consideration of NIS 2,158,000.

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Indemnification Agreements

Prior to the consummation of this offering, subject to shareholder approval, we intend to enter into new indemnification agreements with each of our current office holders exculpating them from a breach of their duty of care to us to the fullest extent permitted by law, subject to limited exceptions, and undertaking to indemnify them to the fullest extent permitted by law, subject to limited exceptions, including with respect to liabilities resulting from this offering to the extent such liabilities are not covered by insurance. See “Management—Exculpation, Insurance and Indemnification of Office Holders.”

Employment Agreements

We have entered into employment agreements with our executive officers and key employees, which are terminable by either party for any reason. The employment agreements contain standard provisions, including assignment of invention provisions and non-competition clauses. See “Management—Employment Agreements with Executive Officers.”

Voting Agreement

Under a loan agreement dated April 14, 2005, as amended, Damar and Tuteur, companies controlled by Mr. Ralf Hahn, the Chairman of our board of directors, have agreed to vote the ordinary shares held by them in favor of two director nominees selected by Gov, a wholly-owned company of Mr. Leon Recanati, a director, so long as Gov holds more than 8% of our outstanding share capital, and one director nominee selected by Gov so long as Gov holds more than 3% of our outstanding share capital.

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DESCRIPTION OF SHARE CAPITAL

Upon the closing of this offering, our authorized share capital will consist of ordinary shares, par value NIS 1.00 per share. As of December 31, 2012, 28,665,121 ordinary shares were issued and outstanding. As of such date, there were outstanding warrants for the purchase of an aggregate of 22,576 ordinary shares, at a weighted average exercise price of NIS 29.89 (or approximately $7.64), per share, which expire in January 2013. Additionally, as of such date, there were outstanding options for the purchase of an aggregate of 1,532,703 ordinary shares, at a weighted average exercise price of NIS 18.56 (or approximately $4.75), per share. Such options were granted under our 2005 Plan and 2011 Plan. As of such date, there were also outstanding debentures that are convertible into 2,693,965 ordinary shares, at a conversion price of NIS 37.12 (or approximately $9.49).

All of our outstanding ordinary shares are validly issued, fully paid and non-assessable and have equal rights. Our ordinary shares are not redeemable and do not have any preemptive rights. Pursuant to the Securities Law, a company whose shares are traded on the TASE may not have more than one class of shares except for preferred shares (which may have a dividend preference but may not have any voting rights), all outstanding shares must be validly issued and fully paid and must be registered for trading on the TASE. The ownership or voting of ordinary shares by non-residents of Israel is not restricted in any way by our articles of association or the laws of the State of Israel, except for anti-terror legislation and legislation prohibiting citizens of countries in a state of war with Israel from being recognized as owners of ordinary shares.

The description below is a summary of the material provisions of our articles of association and of related material provisions of the Companies Law.

Ordinary Shares

Voting

Holders of our ordinary shares have one vote per ordinary share on all matters submitted to a vote of shareholders at a shareholder meeting. Shareholders may vote at shareholder meetings either in person, by proxy or, with respect to certain resolutions, by a voting instrument.

Israeli law does not allow public companies to adopt shareholder resolutions by means of written consent in lieu of a shareholder meeting.

Transfer of Shares

Fully paid ordinary shares are issued in registered form and may be freely transferred under our articles of association unless the transfer is restricted or prohibited by another instrument, Israeli law or the rules of a stock exchange on which the shares are traded.

Election of Directors

Our ordinary shares do not have cumulative voting rights for the election of directors. Rather, under our articles of association, our directors are elected by the holders of a simple majority of our ordinary shares at a general shareholder meeting (excluding abstentions). See “Management—Board of Directors.” As a result, the holders of our ordinary shares that represent more than 50% of the voting power represented at a shareholder meeting and voting thereon (excluding abstentions) have the power to elect any or all of our directors whose positions are being filled at that meeting, subject to the special approval requirements for external directors described under “Management—External Directors.” In addition, under our articles of association, vacancies on our board of directors, including vacancies resulting from there being fewer than the maximum number of directors permitted by our articles of association, may be filled by a vote of a simple majority of the directors then in office.

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Dividend and Liquidation Rights

Under Israeli law, we may declare and pay dividends only if, upon the determination of our board of directors, there is no reasonable concern that the distribution will prevent us from being able to meet the terms of our existing and foreseeable obligations as they become due. Under the Companies Law, the distribution amount is further limited to the greater of retained earnings or earnings generated over the two most recent years legally available for distribution according to our then last reviewed or audited financial statements, provided that the date of the financial statements is not more than six months prior to the date of distribution. In the event that we do not have retained earnings or earnings generated over the two most recent years legally available for distribution, we may seek the approval of the court in order to distribute a dividend. The court may approve our request if it is convinced that there is no reasonable concern that the payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares on a pro-rata basis. Dividend and liquidation rights may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Shareholder Meetings

We are required to convene an annual general meeting of our shareholders at least once every calendar year and within a period of not more than 15 months following the preceding annual general meeting. Our board of directors may convene a special general meeting of our shareholders and is required to do so at the request of two directors or one quarter of the members of our board of directors, or at the request of one or more holders of 5% or more of our outstanding share capital and 1% of our voting power, or the holder or holders of 5% or more of our voting power. All shareholder meetings require prior notice of at least 21 days. The chairman of our board of directors presides over our general meetings. However, if at any general meeting the chairman is not present within 15 minutes after the appointed time, or is unwilling to act as chairman of such meeting, then the shareholders present will choose any other person present to be chairman of the meeting. Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may be between four and 40 days prior to the date of the meeting, depending on the type of meeting and whether written proxies are being used.

Quorum

Pursuant to our articles of association, the quorum required for a meeting of our shareholders is the presence of two or more shareholders present in person, by proxy or by a voting instrument, who hold at least 25% of our voting power. A meeting adjourned for lack of a quorum is generally adjourned one week thereafter at the same time and place, or to such other day, time and place, as our board of directors may indicate in the notice of the meeting to the shareholders. Pursuant to our articles of association, at the reconvened meeting, the meeting will take place with whatever number of participants are present, unless the meeting was called pursuant to a request by our shareholders, in which case the quorum required is the number of shareholders required to call the meeting, as described under “— Shareholder Meetings.”

Resolutions

Under the Companies Law, unless otherwise provided in our articles of association or applicable law, all resolutions of the shareholders require a simple majority of the voting rights represented at the meeting, in person, by proxy or, with respect to certain resolutions, by a voting instrument, and voting on the resolution (excluding abstentions). A resolution for the voluntary winding up of the company requires the approval by the holders of 75% of the voting rights represented at the meeting, in person, by proxy and voting on the resolution (excluding abstentions).

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Access to Corporate Records

Under the Companies Law, all shareholders generally have the right to review minutes of our general meetings, our shareholder register and register of significant shareholders (as defined in the Companies Law), our articles of association, our financial statements and any document we are required by law to file publicly with the Israeli Companies Registrar or with the Israel Securities Authority. In addition, any shareholder who specifies the purpose of its request may request to review any document in our possession that relates to: (i) any action or transaction with a related party which requires shareholder approval under the Companies Law; or (ii) the approval, by the board of directors, of an action in which an office holder has a personal interest. We may deny a request to review a document if we determine that the request was not made in good faith, that the document contains a commercial or technological secret or that the document’s disclosure may otherwise impair our interests.

Acquisitions Under Israeli Law

Full Tender Offer

A person wishing to acquire shares of an Israeli public company and who would, as a result, hold over 90% of the target company’s issued and outstanding share capital (or over 90% of the issued and outstanding share capital of a certain class of shares) is required by the Companies Law to make a tender offer to all of the company’s shareholders (or all of the shareholders who hold shares of the same class) for the purchase of all of the issued and outstanding shares of the company or of a certain class. If the shareholders who do not respond to or accept the offer hold less than 5% of the issued and outstanding share capital of the company or of the applicable class of the shares, and more than half of the shareholders who do not have a personal interest in the offer accept the offer, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. However, a tender offer will also be accepted if the shareholders who do not accept it hold less than 2% of the issued and outstanding share capital of the company or of the applicable class of the shares.

Upon a successful completion of such a full tender offer, any shareholder that was an offeree in such tender offer, whether such shareholder accepted the tender offer or not, may, within six months from the date of acceptance of the tender offer, petition an Israeli court to determine whether the tender offer was for less than fair value and that the fair value should be paid as determined by the court. However, under certain conditions, the offeror may include in the terms of the tender offer that an offeree who accepted the offer will not be entitled to petition the Israeli court as described above.

If (a) the shareholders who did not respond or accept the tender offer hold at least 5% of the issued and outstanding share capital of the company or of the applicable class or the shareholders who accept the offer constitute less than a majority of the offerees that do not have a personal interest in the acceptance of the tender offer, or (b) the shareholders who did not accept the tender offer hold 2% or more of the issued and outstanding share capital of the company (or of the applicable class), the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of the company’s issued and outstanding share capital or of the applicable class from shareholders who accepted the tender offer.

Special Tender Offer

The Companies Law provides that an acquisition of shares of an Israeli public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of 25% or more of the voting rights in the company. This rule does not apply if there is already another holder of 25% or more of the voting rights in the company.

Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of more than 45% of the voting rights in the company, provided there is no other shareholder of the company who holds more than 45% of the voting rights in the company.

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These requirements do not apply if the acquisition (i) occurs in the context of a private placement, that was approved by the company’s shareholders and whose purpose is to give the acquirer at least 25% of the voting rights in the company if there is no person who holds 25% or more of the voting rights in the company, or as a private placement whose purpose is to give the acquirer 45% of the voting rights in the company, if there is no person who holds 45% of the voting rights in the company; (ii) was from a shareholder holding 25% or more of the voting rights in the company and resulted in the acquirer becoming a holder of 25% or more of the voting rights in the company; or (iii) was from a holder of more than 45% of the voting rights in the company and resulted in the acquirer becoming a holder of more than 45% of the voting rights in the company.

A special tender offer must be for shares representing at least 5% of the outstanding voting rights, and must be extended to all shareholders of a company. The special tender offer may be consummated only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer (excluding controlling shareholders, holders of 25% or more of the voting rights in the company and any person having a personal interest in the acceptance of the tender offer).

In the event that a special tender offer is made, a company’s board of directors is required to express its opinion on the advisability of the offer or will abstain from expressing any opinion if it is unable to do so, provided that it gives the reasons for its abstention.

An office holder in a target company who, in his or her capacity as an office holder, performs an action the purpose of which is to cause the failure of an existing or foreseeable special tender offer or is to impair the chances of its acceptance, is liable to the potential purchaser and shareholders for damages resulting from his acts, unless such office holder acted in good faith and had reasonable grounds to believe he or she was acting for the benefit of the company. However, office holders of the target company may negotiate with the potential purchaser in order to improve the terms of the special tender offer, and may further negotiate with third parties in order to obtain a competing offer.

If a special tender offer is accepted, then shareholders who did not respond to the special offer or had objected to the special tender offer may accept the offer within four days of the last day set for the acceptance of the offer.

In the event that a special tender offer is accepted, then the purchaser or any person or entity controlling it and any corporation controlled by them must refrain from making a subsequent tender offer for the purchase of shares of the target company and may not effect a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

Merger

The Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain requirements described under the Companies Law are met, a majority of each party’s shareholders.

The board of directors of a merging company is required pursuant to the Companies Law to discuss and determine whether in its opinion there exists a reasonable concern that as a result of a proposed merger, the surviving company will not be able to satisfy its obligations towards its creditors, taking into account the financial condition of the merging companies. If the board of directors has determined that such a concern exists, it may not approve a proposed merger. Following the approval of the board of directors of each of the merging companies, the boards of directors must jointly prepare a merger proposal for submission to the Israeli Registrar of Companies.

For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares voting at the shareholders meeting (excluding abstentions) that are held by parties other than the other party to the merger, any person who holds 25% or more of the outstanding shares or the right to appoint 25% or more of the directors of the other party, or any one on their behalf including their relatives or corporations controlled by any of them, vote against the merger.

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In addition, if the non-surviving entity of the merger has more than one class of shares, the merger must be approved by each class of shareholders.

If the transaction would have been approved but for the separate approval of each class of shares or the exclusion of the votes of certain shareholders as provided above, a court may still rule that the company has approved the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the appraisal of the merging companies’ value and the consideration offered to the shareholders.

Under the Companies Law, each merging company must send a copy of the proposed merger plan to its secured creditors. Unsecured creditors are entitled to receive notice of the merger, as provided by the regulations promulgated under the Companies Law. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of the target company. The court may also give instructions in order to secure the rights of creditors.

In addition, a merger may not be completed unless at least 50 days have passed from the date that a proposal for approval of the merger was filed with the Israeli Registrar of Companies and 30 days from the date that shareholder approval of both merging companies was obtained.

Anti-takeover Measures

The Companies Law allows us to create and issue shares having rights different from those attached to our ordinary shares, including shares providing certain preferred or additional rights to voting, distributions or other matters and shares having preemptive rights. Following the closing of this offering, we will not have any authorized or issued shares other than ordinary shares. In the future, if we do create and issue a class of shares other than ordinary shares, such class of shares, depending on the specific rights that may be attached to them, may delay or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares. The authorization of a new class of shares will require an amendment to our articles of association which requires the prior approval of a majority of our shares represented and voting at a general meeting. Shareholders voting at such a meeting will be subject to the restrictions under the Companies Law described in “—Ordinary Shares—Voting.” Pursuant to the Securities Law, a company whose shares are traded on the TASE may not have more than one class of shares except for preferred shares which may have a dividend preference but may not have any voting rights.

Tax Law

Israeli tax law treats some acquisitions, such as stock-for-stock swaps between an Israeli company and a foreign company, less favorably than U.S. tax law. For example, Israeli tax law may subject a shareholder who exchanges ordinary shares in an Israeli company for shares in a non-Israeli corporation to immediate taxation unless such shareholder receives authorization from the Israeli Tax Authority for different tax treatment. See “Taxation and Government Programs—Israeli Tax Considerations and Government Programs.”

Modification of Class Rights

The Companies Law and our articles of association provide that the rights of a particular class of shares may not be modified without the affirmative vote at a separate meeting of such class of a majority of shares actually participating in such class meeting.

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Establishment

We were incorporated under the laws of the State of Israel on December 13, 1990 under the name Kamada Ltd. We are registered with the Israeli Registrar of Companies in Jerusalem. Our registration number is 51-152460-5. Our purpose as set forth in our amended and restated articles of association is to engage in any lawful business.

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is . The nominee company to the TASE in whose name most of our outstanding shares are held of record is Mizrahi Tefahot Registration Company Ltd.

Listing

Our ordinary shares are listed on the TASE under the symbol “KMDA.” We expect to apply to list our ordinary shares on Nasdaq under the symbol “KMDA.”

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SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering our ordinary shares have been traded only on the TASE. Future sales of our ordinary shares in the public market, the availability of such shares for sale in the public market or the perception that those sales may occur could adversely affect market prices prevailing from time to time.

Based on the number of shares of ordinary shares outstanding as of December 31, 2012, upon completion of this offering,          ordinary shares will be outstanding, assuming no exercise of options. All of the ordinary shares sold in this offering will be freely transferable without restriction or further registration under the Securities Act by persons other than by our affiliates. In addition, all of our ordinary shares outstanding before this offering will be freely transferable and may be resold in the United States without restriction or further registration under the Securities Act by persons other than shares held by our affiliates and those of our existing shareholders who have signed lock-up agreements. Under Rule 144 of the Securities Act, an “affiliate” of a company is a person that directly or indirectly controls, is controlled by or is under common control with that company. Affiliates may sell only the volume of shares described below and their sales are subject to additional restrictions described below.

Lock-up Agreements

We, along with our directors, executive officers and certain shareholders have agreed with the underwriters that for a period of 180 days following the date of this prospectus, subject to certain extensions, we or they will not directly or indirectly, offer for sale, sell, contract to sell, transfer the economic risk of ownership in, grant any option for the sale of (including without limitation any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-1(h) of the Exchange Act, or otherwise dispose of any ordinary shares or options to acquire ordinary shares or any security or instrument related to such ordinary shares or options, whether now owned or hereafter acquired, or publicly announce the holder’s intention to do any of the foregoing, subject to specified exceptions. The underwriters may, in their sole discretion, at any time without prior notice, release all or any portion of the shares from the restrictions in any such agreement.

Rule 144

In general, under Rule 144 of the Securities Act, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our ordinary shares or the average weekly trading volume of our ordinary shares on Nasdaq during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Equity Plans

As soon as practicable after the completion of this offering, we intend to file a Form S-8 registration statement under the Securities Act to register our ordinary shares subject to options outstanding or reserved for issuance under our Option Plans. This registration statement will become effective immediately upon filing, and shares covered by this registration statement will thereupon be eligible for sale in the public markets, subject to Rule 144 limitations applicable to affiliates and any lock-up agreements. For a more complete discussion of our equity plans, see “Management—Equity Compensation Plans.”

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TAXATION AND GOVERNMENT PROGRAMS

The following description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our ordinary shares. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

Israeli Tax Considerations and Government Programs

The following is a brief summary of the material Israeli tax laws applicable to us, and certain Israeli Government programs benefiting us. This section also contains a discussion of material Israeli tax consequences concerning the ownership of and disposition of our ordinary shares purchased by initial purchasers in this offering. This summary does not discuss all aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors, such as traders in securities, who are subject to special treatment under Israeli law. The discussion below is subject to amendment under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which could affect the tax consequences described below.

The discussion below does not cover all possible tax considerations. Potential investors are urged to consult their own tax advisors as to the Israeli or other tax consequences of the purchase, ownership and disposition of our ordinary shares, including in particular, the effect of any foreign, state or local taxes.

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax, currently at the rate of 25%. However, the effective corporate tax rate payable by a company that derives income from an Approved Enterprise, a Privileged Enterprise or a Preferred Enterprise (as discussed below) may be considerably less. Capital gains generated by an Israeli company are generally subject to tax at the corporate tax rate.

Law for the Encouragement of Industry (Taxes), 1969

The Law for the Encouragement of Industry (Taxes), 1969 (the “Encouragement of Industry Law”), provides several tax benefits for “Industrial Companies.” Pursuant to the Encouragement of Industry Law, a company qualifies as an Industrial Company if it is a resident of Israel and at least 90% of its income in any tax year (exclusive of income from certain defense loans) is generated from an “Industrial Enterprise” that it owns. An Industrial Enterprise is defined as an enterprise whose principal activity, in a given tax year, is industrial activity.

An Industrial Company is entitled to certain tax benefits, including: (i) a deduction of the cost of purchases of patents, know-how and certain other intangible property rights (other than goodwill) used for the development or promotion of the Industrial Enterprise in equal amounts over a period of eight years, beginning from the year in which such rights were first used, (ii) the right to elect to file consolidated tax returns, under certain conditions, with additional Israeli Industrial Companies controlled by it, and (iii) the right to deduct expenses related to public offerings in equal amounts over a period of three years beginning from the year of the offering.

Eligibility for benefits under the Encouragement of Industry Law is not contingent upon the approval of any governmental authority.

There is no assurance that we qualify or will continue to qualify as an Industrial Company or that the benefits described above will be available in the future.

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Law for the Encouragement of Capital Investments, 1959

The Investment Law provides that a capital investment in eligible facilities may, upon application to the Investment Center, be designated as an “Approved Enterprise.” Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including its sources of capital, and by its physical characteristics, for example, the equipment to be purchased and utilized pursuant to the program. The tax benefits generated from any such certificate of approval relate only to taxable income attributable to the specific Approved Enterprise.

In recent years the Investment Law has undergone major reforms and several amendments which were intended to provide expanded tax benefits and to simplify the bureaucratic process relating to the approval of investments qualifying under the Investment Law. The latest amendment was enacted on January 1, 2011 (the “Amendment No. 68”). The different benefits under the Investment Law depend on the specific year in which the enterprise received an approval from the Investment Center or the year it was eligible for a status of an Approved/Privileged Enterprise under the Investment Law, and the benefits available at that date. Below is a short description of the different benefits available to us under the Investment Law:

Approved Enterprise

One of our facilities has Approved Enterprise status granted by the Investment Center, which made us eligible for a grant and certain tax benefits under the “Grant Track.” The approved investment program provided us with a grant in the amount of 24% of our approved investments, in addition to certain tax benefits, which will apply on our turnover resulting from the operation of such investment program, for a period of up to ten consecutive years from the first year in which we generated taxable income. The tax benefits under the Approved Enterprise status will expire at the end of 2017.

The tax benefits under the Grant Track include accelerated depreciation and amortization for tax purposes as well as the taxation of income generated from an Approved Enterprise at a reduced corporate tax rate of 10%-25%, for a certain period of time. The benefit period is ordinarily seven to ten years commencing with the year in which the Approved Enterprise first generates taxable income. The benefit period is limited to 12 years from the earlier of the operational year as determined by the Investment Center or 14 years from the date of approval of the Approved Enterprise.

Privileged Enterprise

We obtained a tax ruling from the Israeli Tax Authority according to which, among other things, our activity has been qualified as an industrial activity and is also eligible to tax benefits as a Privileged Enterprise under the “Tax Benefit Track,” which will apply to the turnover attributed to such enterprise, for a period of up to ten years from the first year in which we generated taxable income. The tax benefits under the Privileged Enterprise status are scheduled to expire at the end of 2021.

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The term “Privileged Enterprise” means an industrial enterprise, which is “competitive” and contributes to the gross domestic product, and for which a minimum entitling investment was made in order to establish it. For this purpose, an industrial enterprise is deemed to be competitive and contributing to the gross domestic product, if it meets one of the following conditions: (1) its main activity is in the field of biotechnology or nanotechnology, as certified by the Director of the Industrial Research and Development Administration before the project was approved; or (2) its income during a tax year from sales to a certain market do not exceed 75% of its total income from sales in that tax year; or (3) 25% or more of its total income in the tax year from sales to a certain market is from sales to a certain market with at least 12,000,000 inhabitants.

A taxpayer owning a Privileged Enterprise is entitled to a reduced corporate tax rate for income from the sale of products produced by the Privileged Enterprise in each tax year during the benefit period. In addition, the Privileged Enterprise is entitled to claim accelerated depreciation for manufacturing assets used by the Privileged Enterprise.

The tax benefits granted to Privileged Enterprises under the “Tax Benefits Track” are as follows. An exemption from corporate tax may be available on undistributed income for a period of two to ten years, depending on the location of the Privileged Enterprise within Israel, as well as a reduced corporate tax rate of 10% to 25% for the remainder of the benefit period, depending on the level of foreign investment in each year. However, a company that pays a dividend out of income generated during the tax exemption period from the Privileged/Approved Enterprise is subject to the deferred corporate tax with respect to the amount distributed (grossed up with the effective corporate tax rate which would have applied if the company had not enjoyed the exemption) at a reduced tax rate of between 10% and 25%, depending on the level of foreign investment. A company is generally required to withhold tax on such distribution at a rate of 15% (or a reduced rate under an applicable double tax treaty, subject to an approval by the Israeli Tax Authority).

An Approved/Privileged Enterprise that qualifies as a foreign investment company (a “FIC”) may be eligible for an extension of the tax benefit period and lower tax rates depending on the rate of foreign investment. A company qualifies as a FIC if (i) it has received at least NIS 5 million as investment in share capital from a foreign resident that is consequently entitled to at least 25% of company rights (consisting of profit sharing rights, voting rights and the right to appoint directors) or in loans (for a minimum period of three years) or (ii) if a foreign resident has purchased the company’s shares from an existing shareholder, consequently entitling the foreign shareholder to at least 25% of such rights in the company, provided that the company’s outstanding and paid-up share capital exceeds NIS 5.0 million.

Preferred Enterprise

Amendment No. 68 to the Investment Law, which became effective as of January 1, 2011, changed the benefit alternatives available to a Preferred Enterprise under the Investment Law. The tax benefits granted to a Preferred Enterprise are determined depending on the location of the Preferred Enterprise within Israel. Amendment No. 68 imposes a reduced flat corporate tax rate which is not program-dependent and applies to the Industrial Enterprise’s entire preferred income. The reduced flat corporate tax rates for qualified Industrial Enterprises will be gradually reduced over a period of five years, as follows:

Tax Year	Development Area A	Other Development Area
2011-2012	10%	15%
2013-2014	7%	12.5%
2015 onwards	6%	12%

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The tax benefits under Amendment No. 68 also include accelerated depreciation and amortization for tax purposes. Preferred Enterprises located in specific locations within Israel (zone A) are eligible for grants and/or loans approved by the Israeli Investment Center, as well as tax benefits. Our facility in Beit-Kama, Israel, is located in zone A.

Distribution of dividends out of income generated from a Preferred Enterprise is subject to 15% withholding tax (or a reduced rate under an applicable double tax treaty). Upon a distribution of a dividend to an Israeli company, no withholding tax is remitted.

The provisions of Amendment No. 68 do not apply to existing Privileged Enterprises or Approved Enterprises, which will continue to be entitled to the tax benefits under the Investment Law as in effect prior to Amendment No. 68. Nevertheless, a company owning such enterprises may choose to apply Amendment No. 68 to its existing enterprises while waiving benefits provided under the Investment Law as in effect prior to Amendment No. 68 or to remain subject to the Investment Law as in effect prior to Amendment No. 68. Opting for Amendment No. 68 must be done no later than the record date for filing the annual income tax return every year (generally, May 31) and will apply to the enterprise’s entire income starting from the tax year in which the return has been filed and onwards. A company owning a Privileged Enterprise or an Approved Enterprise that made such election by July 30, 2015, will be entitled to distribute income generated by the Approved/Privileged Enterprise to its Israeli corporate shareholders tax free. Once a company elects to be classified as a Preferred Enterprise under the provisions of Amendment No. 68, the election cannot be rescinded and such company will no longer enjoy the benefits of its Privileged Enterprises.

To date, we have not elected to be classified as a Preferred Enterprise according to Amendment No. 68.

There can be no assurance that we will comply with the conditions required to remain eligible for benefits under the Investment Law and, with respect to the Approved Enterprise, the applicable certificate of approval, in the future or that we will be entitled to any additional benefits thereunder. If we do not fulfill these conditions in whole or in part, the benefits can be canceled and we may be required to refund the amount of the benefits, linked to the Israeli consumer price index, with interest.

The Encouragement of Industrial Research and Development Law, 5744-1984

Under the Encouragement of Industrial and Development Law, 5744-1984 (the “Research Law”), research and development programs which meet specified criteria and are approved by a governmental committee of the Office of the Chief Scientist in the Israeli Ministry of Industry, Trade & Labor are eligible for grants. The grants awarded are typically up to 50% of the project’s expenditures, as determined by the research committee. The grantee is required to pay royalties to the State of Israel from the sale of products developed under the program. Regulations under the Research Law generally provide for the payment of royalties of 3% to 6% on sales of products and services based on technology developed using grants, until 100% of the grant is repaid, with interest. The terms of the Israeli government participation also require that products developed with government grants be manufactured in Israel and that the technology developed thereunder may not be transferred outside of Israel, unless approval is received from the Office of the Chief Scientist and additional payments are made to the State of Israel. However, this does not restrict the export of products that incorporate the funded technology. The royalty repayment ceiling can reach up to three times the grant received if manufacturing is moved outside of Israel, and substantial payments may be required if the technology itself is transferred outside of Israel.

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We have previously received grants from the Chief Scientist of the Ministry of Industry & Trade in Israel for development of our anti-Rh product, Kam Rho (D) IM or IV, and our anti-rabies product, KamRAB. In 2006, we completed our obligations to pay royalties for these developments. We have a balance of royalty payments for inactive projects that we estimate to amount to approximately $500,000 (or approximately NIS 2.0 million) as of December 31, 2011. In April 2008, we filed a request to close inactive files, which was partially rejected by the Chief Scientist in September 2010, on grounds that we were making use of the know-how accumulated in these files and therefore we are required to pay royalties for certain products. We are currently negotiating with the Chief Scientist’s Office to resolve the request. Management believes that we will not be required to pay these sums.

Taxation of Our Shareholders

This discussion does not address the tax consequences applicable to shareholders that own, or have owned at any time, directly or indirectly, 10% or more of the Company's shares (“Controlling Shareholders”), and such shareholders should consult their tax advisers as to the tax consequences of owning or disposing of shares.

Capital gains

Real Capital Gain (generally, capital gain less inflationary amounts) recognized by non-Controlling Shareholders is generally subject to tax at the rate of 25%. Individual and corporate shareholders whose gains from selling or otherwise disposing of the shares are deemed to be business income, are taxed at the current tax rates applicable to business income - 25% for corporations and a marginal tax rate of up to 48% for individuals.

Notwithstanding the foregoing, capital gains generated from the sale of securities by a non-Israeli shareholder may be exempt under the Israeli Income Tax Ordinance from Israeli taxes provided that in general both the following conditions are met: (i) the seller of the securities does not have a permanent establishment in Israel to which the generated capital gain is attributed and (ii) if the seller is a corporation, less than 25% of its means of control are held, directly and indirectly, by Israeli resident shareholders or are the beneficiaries or are eligible to 25% or more of a non-Israeli company's income or profits from the sale. In addition, the sale of the securities may be exempt from Israeli capital gain tax under the provisions of an applicable tax treaty. For example, the Convention between the Government of the United States of America and the Government of Israel with respect to Taxes on Income, or the “Israel-U.S.A. Double Tax Treaty,” generally exempts U.S. residents from Israeli capital gains tax in connection with such sale, provided that (i) the U.S. resident owned, directly or indirectly, less than 10% of the Israeli resident company’s voting power at any time within the 12-month period preceding such sale; (ii) the seller, if an individual, has been present in Israel for less than 183 days (in the aggregate) during the taxable year; and (iii) the capital gain from the sale was not generated through a permanent establishment of the U.S. resident in Israel.

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The purchaser of the securities, the stockbrokers who effected the transaction or the financial institution holding the traded securities through which payment to the seller is made are obligated, subject to the above-referenced exemptions, if certain conditions are met, to withhold tax on the Real Capital Gains resulting from a sale of securities at the rate of 25%.

A detailed return, including a computation of the tax due, must be filed and an advance payment must be paid on January 31 and July 31 of each tax year for sales of securities traded on a stock exchange made within the six months preceding the month of the report. However, if the seller is exempt from tax or all tax due was withheld at the source according to applicable provisions of the Israeli Income Tax Ordinance and the regulations promulgated thereunder, the return does not need to be filed and an advance payment does not need to be made. Taxable capital gains are also reportable on an annual income tax return if applicable.

Dividends

Our company is obligated to withhold tax at the rate of 15%, upon the distribution of a dividend attributed to an Approved/Privileged Enterprise’s income, subject to a reduced tax rate under the provisions of an applicable double tax treaty, provided that a certificate from the Israeli Tax Authorities allowing a reduced withholding tax rate is obtained in advance. If the dividend is distributed from income not attributed to an approved/benefitted enterprise, the following withholding tax rates will apply: (i) Israeli resident corporations — 0%, (ii) Israeli resident individuals — 25% and (iii) non-Israeli residents — 25%, subject to a reduced tax rate under the provisions of an applicable double tax treaty, provided that a certificate from the Israeli Tax Authorities allowing a reduced withholding tax rate is obtained in advance. Generally, the withholding rate will not be reduced under the Israel-U.S.A. Double Tax Treaty.

As of January 1, 2012, the Israeli Income Tax Ordinance provides that a non-Israeli resident (either an individual or a corporation) is generally subject to an Israeli income tax on the receipt of dividends, not from the benefitted income, at the rate of 25%.

Estate and gift tax

Israeli law presently does not impose estate or gift taxes.

United States Federal Income Taxation

The following is a description of the material U.S. federal income tax consequences to a U.S. Holder (as defined below) of the acquisition, ownership and disposition of our ordinary shares. This description addresses only the U.S. federal income tax consequences to holders that are initial purchasers of our ordinary shares pursuant to this offering and that will hold our ordinary shares as capital assets for U.S. federal income tax purposes. This description does not address many of the tax considerations applicable to holders that may be subject to special tax rules, including, without limitation:

•	banks, certain financial institutions or insurance companies;

•	real estate investment trusts, regulated investment companies or grantor trusts;

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•	dealers or traders in securities, commodities or currencies;

•	tax-exempt entities;

•	certain former citizens or long-term residents of the United States;

•	persons that received our shares as compensation for the performance of services;

•	persons that will hold our shares as part of a “hedging,” “integrated” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;

•	partnerships (including entities classified as partnerships for U.S. federal income tax purposes) or other pass-through entities, or holders that will hold our shares through such an entity;

•	S-corporations;

•	persons whose “functional currency” is not the U.S. Dollar;

•	persons that own directly, indirectly or through attribution 10% or more of the voting power or value of our shares; or

•	persons holding our ordinary shares in connection with a trade or business conducted outside the United States.

Moreover, this description does not address the U.S. federal estate, gift or alternative minimum tax consequences, or any state, local or foreign tax consequences, of the acquisition, ownership and disposition of our ordinary shares.

This description is based on the U.S. Internal Revenue Code of 1986, as amended, (the “Code”), existing, proposed and temporary U.S. Treasury Regulations and judicial and administrative interpretations thereof, in each case as available on the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below. There can be no assurance that the U.S. Internal Revenue Service (“IRS”) will not take a different position concerning the tax consequences of the acquisition, ownership and disposition of our ordinary shares or that the IRS’s position would not be sustained.

For purposes of this description, a “U.S. Holder” is a beneficial owner of our ordinary shares that, for U.S. federal income tax purposes, is:

•	a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any jurisdiction thereof; or

•	a trust or estate the income of which is subject to United States federal income taxation regardless of its source.

Holders should consult their tax advisors with respect to the U.S. federal, state, local and foreign tax consequences of acquiring, owning and disposing of our ordinary shares.

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Distributions

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” the gross amount of any distribution made to a U.S. Holder with respect to our ordinary shares before reduction for any Israeli taxes withheld therefrom, other than certain pro rata distributions of our ordinary shares to all our shareholders, generally will be includible in the U.S. Holder’s income as dividend income to the extent the distribution is paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Subject to the discussion below under “Passive Foreign Investment Company Considerations,” non-corporate U.S. Holders may qualify for the lower rates of taxation with respect to dividends on ordinary shares applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year) provided that certain conditions are met, including certain holding period requirements and the absence of certain risk reduction transactions. However, dividends on our ordinary shares will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. Subject to the discussion below under “Passive Foreign Investment Company Considerations,” to the extent that the amount of any distribution by us exceeds our current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of tax basis in our ordinary shares and thereafter as capital gain. We do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles and, therefore, U.S. Holders should expect that the entire amount of any distribution generally will be reported as dividend income.

Dividends paid to U.S. Holders with respect to our ordinary shares will be treated as foreign source income, which may be relevant in calculating a U.S. Holder’s foreign tax credit limitation. Subject to certain conditions and limitations, Israeli tax withheld on dividends may be deducted from taxable income or credited against U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends that we distribute generally should constitute “passive category income,” or, in the case of certain U.S. Holders, “general category income.” A foreign tax credit for foreign taxes imposed on distributions may be denied if certain minimum holding period requirements are not satisfied. The rules relating to the determination of the foreign tax credit are complex, and U.S. Holders should consult their tax advisors to determine whether and to what extent they will be entitled to this credit.

Sale, Exchange or Other Disposition of Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Considerations,” U.S. Holders generally will recognize gain or loss on the sale, exchange or other disposition of our ordinary shares equal to the difference between the amount realized on the sale, exchange or other disposition and the holder’s tax basis in our ordinary shares, and any gain or loss will be capital gain or loss. The tax basis in an ordinary share generally will be equal to the cost of the ordinary share. For non-corporate U.S. Holders, capital gain from the sale, exchange or other disposition of ordinary shares is generally eligible for a preferential rate of taxation in the case of long-term capital gain. The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations under the Code. Any gain or loss that a U.S. Holder recognizes generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company Considerations

If we were to be classified as a “passive foreign investment company,” (“PFIC”), in any taxable year, a U.S. Holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.

A non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules, either

•	at least 75% of its gross income is “passive income”, or

•	at least 50% of the average quarterly value of its gross assets is attributable to assets that produce passive income or are held for the production of passive income.

Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income and amounts derived by reason of the temporary investment of funds raised in offerings of our ordinary shares. If a non-U.S. corporation owns at least 25% by value of the stock of another corporation, the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as directly receiving its proportionate share of the other corporation’s income. If we are classified as a PFIC in any year with respect to which a U.S. Holder owns our ordinary shares, we generally will continue to be treated as a PFIC with respect to that U.S. Holder in all succeeding years during which the U.S. Holder owns our ordinary shares, regardless of whether we continue to meet the tests described above.

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Based on our most current estimates of our gross income and the value of our assets (which is based on the expected share price at the time of the offering), our intended use of the proceeds of this offering, and the nature of our business, we do not expect that we will be classified as a PFIC for the taxable year ending December 31, 2013. However, our PFIC status for each taxable year may be determined only after the end of such year and will depend on the composition of our income and assets, our activities and the value of our assets (which may be determined in large part by reference to the market value of our ordinary shares, which may be volatile) from time to time. Our PFIC status for 2013 may also depend, in part, on how quickly we utilize the cash proceeds from this offering in our business. Therefore, there can be no assurance that we will not be considered a PFIC for 2013 or any other taxable year. If we are a PFIC then unless a U.S. Holder makes one of the elections described below, a special tax regime will apply to both (i) any “excess distribution” by us to that U.S. Holder (generally, the U.S. Holder’s ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by the holder in the shorter of the three preceding years or its holding period for our ordinary shares) and (ii) any gain realized on the sale or other disposition of the ordinary shares.

Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (i) the excess distribution or gain had been realized ratably over the U.S. Holder’s holding period, (ii) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for that year (other than income allocated to the current period or any taxable period before we became a PFIC, which will be subject to tax at the U.S. Holder’s regular ordinary income rate for the current year and will not be subject to the interest charge discussed below), and (iii) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, dividend distributions made to a U.S. Holder will not qualify for the lower rates of taxation applicable to long-term capital gains discussed above under “Distributions.” Certain elections may be available that would result in an alternative treatment (such as mark-to-market treatment) of our ordinary shares. We do not intend to provide the information necessary for U.S. Holders to make qualified electing fund elections if we are classified as a PFIC. U.S. Holders should consult their tax advisors to determine whether any of these elections would be available and if so, what the consequences of the alternative treatments would be in their particular circumstances.

If we are determined to be a PFIC, the general tax treatment for U.S. Holders described in this paragraph would apply to indirect distributions and gains deemed to be realized by U.S. Holders in respect of any of our subsidiaries that also may be determined to be PFICs.

In addition, all U.S. Holders may be required to file tax returns (including on IRS Form 8621) containing such information as the U.S. Treasury may require. For example, if a U.S. Holder owns ordinary shares during any year in which we are classified as a PFIC and the U.S. Holder recognizes gain on a disposition of our ordinary shares or receives distributions with respect to our ordinary shares, the U.S. Holder generally will be required to file an IRS Form 8621 with respect to the company, generally with the U.S. Holder’s federal income tax return for that year. The failure to file this form when required could result in substantial penalties.

U.S. Holders should consult their tax advisors regarding whether we are a PFIC and the potential application of the PFIC rules.

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Backup Withholding and Information Reporting Requirements

U.S. backup withholding and information reporting requirements may apply to payments to holders of our ordinary shares. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale of, our ordinary shares made within the United States, or by a U.S. payor or U.S. middleman, to a holder of our ordinary shares, other than an exempt recipient (including a corporation). A payor may be required to backup withhold from payments of dividends on, or the proceeds from the sale or redemption of, ordinary shares within the United States, or by a U.S. payor or U.S. middleman, to a holder, other than an exempt recipient, if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, the backup withholding tax requirements. Any amounts withheld under the backup withholding rules generally should be allowed as a credit against the beneficial owner’s U.S. federal income tax liability, if any, and any excess amounts withheld under the backup withholding rules may be refunded, provided that the required information is timely furnished to the IRS.

Additional Medicare Tax

Certain U.S. Holders who are individuals, estates or trusts may be required to pay an additional 3.8% Medicare tax on, among other things, dividends and capital gains from the sale or other disposition of shares of common stock for taxable years beginning after December 31, 2012. For individuals, the additional Medicare tax applies to the lesser of (i) “net investment income” or (ii) the excess of “modified adjusted gross income” over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). “Net investment income” generally equals the taxpayer’s gross investment income reduced by the deductions that are allocable to such income.

Foreign Asset Reporting

Certain U.S. Holders who are individuals (and under proposed regulations, certain entities) may be required to report information relating to an interest in our ordinary shares, subject to certain exceptions (including an exception for shares held in accounts maintained by U.S. financial institutions). U.S. Holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of our ordinary shares.

The above description is not intended to constitute a complete analysis of all tax consequences relating to acquisition, ownership and disposition of our ordinary shares. Holders should consult their tax advisors concerning the tax consequences of their particular situations.

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UNDERWRITERS

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC and Jefferies & Company, Inc. are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of ordinary shares indicated below:

Underwriters	Number of Shares
Morgan Stanley & Co. LLC
Jefferies & Company, Inc.
Total

The address of Morgan Stanley & Co. LLC is 1585 Broadway, New York, NY 10036. The address of Jefferies & Company, Inc. is 520 Madison Avenue, New York, New York 10022.

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the ordinary shares subject to their acceptance of the ordinary shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ordinary shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the ordinary shares offered by this prospectus if any such ordinary shares are taken. However, the underwriters are not required to take or pay for the ordinary shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the ordinary shares directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the ordinary shares, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to additional ordinary shares at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the ordinary shares offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ordinary shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of ordinary shares listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional ordinary shares.

Total
	Per Share	No Exercise	Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us	$	$	$
Total	$	$	$

Rothschild Inc. (“Rothschild”) has acted as our financial advisor in connection with this offering. Rothschild is not acting as an underwriter in connection with this offering, and accordingly, Rothschild is neither purchasing ordinary shares nor offering ordinary shares to the public in connection with this offering.

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The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $ (including approximately $      in connection with the qualification of the offering with FINRA by counsel to the underwriters).

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of ordinary shares offered by them.

We expect to have our ordinary shares approved for quotation, subject to official notice of issuance, on the Nasdaq Global Market under the trading symbol “KMDA”.

We and all directors and officers and certain shareholders have agreed that, without the prior written consent of Morgan Stanley & Co. LLC and Jefferies & Company, Inc. on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus (the “restricted period”):

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares;

•	file any registration statement with the Securities and Exchange Commission relating to the offering of any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares.

whether any such transaction described above is to be settled by delivery of ordinary shares or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of Morgan Stanley & Co. LLC and Jefferies & Company, Inc. on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any ordinary shares or any security convertible into or exercisable or exchangeable for ordinary shares.

The restrictions described in the immediately preceding paragraph do not apply to:

•	the sale of ordinary shares to the underwriters; or

•	the issuance by us of any options pursuant to any employee share option plan or share ownership plan in effect on the date of this prospectus which is described in this prospectus; or

•	transactions relating to ordinary shares or other securities convertible into or exercisable or exchangeable for ordinary shares acquired in open market transactions after the completion of this offering; or

•	transfers by a security holder of ordinary shares or any security convertible into ordinary shares (i) to an immediate family member or to a trust formed for the benefit of a security holder or of an immediate family member of a security holder, (ii) by bona fide gift, will or intestacy, (iii) as a distribution to limited partners, members or equityholders of a security holder or to the security holder’s affiliates or to any investment fund or other entity controlled or managed by a security holder or (iv) if the security holder is a trust, to a trustor or beneficiary of the trust, provided that in each case, the transferee, donee or distributee signs and delivers a lock up agreement and no filing under or pursuant to Section 16(a) of the Exchange Act or Section 33 of the Israeli Securities Law Regulations (Periodic and Immediate Reports) 5730-1970, reporting a reduction in beneficial ownership of ordinary shares, shall be required or shall be voluntarily made during the restricted period; or

145

•	the receipt by a security holder of ordinary shares upon the exercise of options issued pursuant to the Options Plans or warrants, provided that any securities received upon such vesting event or exercise will also be subject to these restrictions and no filing under or pursuant to Section 16(a) of the Exchange Act or Section 33 of the Israeli Securities Law Regulations (Periodic and Immediate Reports) 5730-1970, reporting a reduction in beneficial ownership of ordinary shares, shall be required or shall be voluntarily made during the restricted period; or

•	the transfer of ordinary shares or any security convertible into or exercisable or exchangeable for ordinary shares to us, pursuant to agreements under which we have the option to repurchase such shares or securities or a right of first refusal with respect to transfers of such shares or securities; or

•	the tender of our outstanding convertible debentures, pursuant to our offer to purchase them; or

•	the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of ordinary shares, provided that (i) such plan does not provide for the transfer of ordinary shares during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required or voluntarily made regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of ordinary shares may be made under such plan during the restricted period; or

•	any option or contract to sell, any agreement containing an option to purchase, any contract to purchase, any voting agreement or granting of a proxy, and the transfer of ordinary shares or any security convertible into or exercisable or exchangeable for ordinary shares in each case in connection with a bona fide third party tender offer, merger, consolidation or other similar transaction made to all holders of the ordinary shares involving a change of control of us, provided that in the event that the tender offer, merger, consolidation or other such transaction is not completed, such securities will continue to be subject to these restrictions; or

•	the transfer of ordinary shares or any security convertible into or exercisable or exchangeable for ordinary shares that occurs by operation of law or by order of a court of competent jurisdiction, provided that the security holder shall use its reasonable best efforts to cause the transferee to sign and deliver a lock-up agreement prior to such transfer.

Morgan Stanley & Co. LLC and Jefferies & Company, Inc., in their sole discretion, may release the ordinary shares and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice.

In order to facilitate the offering of the ordinary shares, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ordinary shares. Specifically, the underwriters may sell more ordinary shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of ordinary shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing ordinary shares in the open market. In determining the source of ordinary shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of ordinary shares compared to the price available under the over-allotment option. The underwriters may also sell ordinary shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing ordinary shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ordinary shares in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, ordinary shares in the open market to stabilize the price of the ordinary shares. These activities may raise or maintain the market price of the ordinary shares above independent market levels or prevent or retard a decline in the market price of the ordinary shares. The underwriters are not required to engage in these activities and may end any of these activities at any time. The underwriters will not conduct stabilization activities on the TASE.

146

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of ordinary shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

Pricing of the Offering

Prior to this offering, there has been no public market for our ordinary shares in the United States. The initial public offering price will be determined by negotiations between us and the representatives. Among the factors to be considered in determining the initial public offering price will be the trading price of our ordinary shares on the Tel Aviv Stock Exchange, our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any of our ordinary shares may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any of our ordinary shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b) to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of our ordinary shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any of our ordinary shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any of our ordinary shares to be offered so as to enable an investor to decide to purchase any of our ordinary shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

147

United Kingdom

Each underwriter has represented and agreed that:

(a)         it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of our ordinary shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)         it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to our ordinary shares in, from or otherwise involving the United Kingdom.

Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters purchasing for their own account, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals”, each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors. Qualified investors may be required to submit written confirmation that they fall within the scope of the Addendum.

148

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, which are expected to be incurred in connection with the offer and sale of the ordinary shares by us. With the exception of the SEC registration fee, Nasdaq listing and entry fee and the FINRA filing fee, all amounts are estimates.

SEC Registration Fee	$
Nasdaq Listing and Entry Fee
FINRA Filing Fee
Printing Expenses
Legal Fees and Expenses
Accounting Fees and Expenses
Taxes
Miscellaneous
Total	$

The underwriters have agreed to reimburse us for a portion of our fees and expenses. All other expenses for the offering will be borne by us.

149

LEGAL MATTERS

The validity of the ordinary shares and certain other legal matters as to Israeli law will be passed upon for us by Fischer Behar Chen Well Orion & Co., Tel Aviv, Israel. Certain legal matters as to United States law will be passed upon for us by Morrison & Foerster LLP, San Francisco, California. Certain legal matters as to Israeli law will be passed upon for the underwriters by Gornitzky & Co., Tel Aviv, Israel, and certain legal matters as to United States law will be passed upon on behalf of the underwriters by Davis Polk & Wardwell LLP, New York, New York.

EXPERTS

The audited consolidated financial statements as of December 31, 2011 and 2010 and for the years ended December 31, 2011 and 2010, included in this prospectus, have been so included in the reliance of the report of Kost Forer Gabbay & Kasierer, Certified Public Accountants, a member of Ernst & Young Global, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

150

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the State of Israel. Service of process upon us and upon our directors and officers and the Israeli experts named in this prospectus, substantially all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because the majority of our assets and substantially all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may be difficult to collect within the United States.

We have irrevocably appointed Puglisi & Associates as our agent to receive service of process in any action against us in any United States federal or state court arising out of this offering or any purchase or sale of securities in connection with this offering. The address of Puglisi & Associates is 850 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware 19715.

We have been informed by our legal counsel in Israel, Fischer Behar Chen Well Orion & Co., that it may be difficult to initiate an action with respect to United States securities law in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of United States securities laws, reasoning that Israel is not the most appropriate forum to hear such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not United States law is applicable to the claim. If United States law is found to be applicable, the content of applicable United States law must be proved as a fact by expert witnesses, which can be a time-consuming and costly process. Certain matters of procedure may also be governed by Israeli law.

Subject to certain time limitations and legal procedures, Israeli courts may enforce a United States judgment in a civil matter which is non-appealable, including a judgment based upon the civil liability provisions of the Securities Act and the Exchange Act and including a monetary or compensatory judgment in a non-civil matter, provided that, among other things:

•	the judgment was rendered by a court which was, according to the laws of the state of the court, competent to render the judgment;

•	the judgment may no longer be appealed;

•	the obligation imposed by the judgment is enforceable according to the rules relating to the enforceability of judgments in Israel and the substance of the judgment is not contrary to public policy; and

•	the judgment is executory in the state in which it was given.

Even if these conditions are met, an Israeli court will not declare a foreign civil judgment enforceable if:

•	the judgment was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases);

•	the enforcement of the judgment is likely to prejudice the sovereignty or security of the State of Israel;

•	the judgment was obtained by fraud;

•	the opportunity given to the defendant to bring its arguments and evidence before the court was not reasonable in the opinion of the Israeli court;

•	the judgment was rendered by a court not competent to render it according to the laws of private international law as they apply in Israel;

151

•	the judgment is contradictory to another judgment that was given in the same matter between the same parties and that is still valid; or

•	at the time the action was brought in the foreign court, a lawsuit in the same matter and between the same parties was pending before a court or tribunal in Israel.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

152

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and securities under the Securities Act with respect to our ordinary shares to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement on Form F-1 and its exhibits and schedules for further information with respect to us and our ordinary shares.

Immediately upon completion of this offering we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

You may inspect a copy of the registration statement and the exhibits and schedules to the registration statement without charge at the offices of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of the registration statement from the Public Reference Section of the SEC, 100 F Street, NE, Washington, D.C. 20549 upon the payment of the prescribed fees. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants like us that file electronically with the SEC. You can also inspect our registration statement on this website.

153

F-1

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Kamada Ltd.

We have audited the accompanying consolidated balance sheets of Kamada Ltd. ("the Company") as of December 31, 2011 and 2010 and the related consolidated statements of comprehensive loss, changes in equity and cash flows for each of the two years ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2011 and 2010 and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Tel-Aviv,	Kost Forer Gabbay & Kasierer
January 23, 2013	A member of Ernst & Young Global

F-2

Kamada Ltd. and its subsidiaries

Consolidated Balance Sheets

		As of December 31,
		(* 2011	(* 2010
	Note	In thousands
Current Assets
Cash and cash equivalents	3	$24,374	$25,712
Short-term investments	4	16,800	20,359
Restricted cash	19p	1,512	-
Trade receivables	5	7,131	12,827
Other accounts receivables	6	1,928	1,232
Receivables for construction contracts	7	-	688
Inventories	8	15,335	10,593
		67,080	71,411

Non-Current Assets
Long-term inventories	8	555	-
Deferred expenses and other	9	21	323
Property, plant and equipment, net	10	17,413	19,726
Intangible assets, net	11	45	36
		18,034	20,085
		$85,114	$91,496
Current Liabilities
Credit from banks and others	12	$12	$18
Trade payables	13	12,528	11,949
Other accounts payables	14	3,112	3,094
Deferred revenues	19k,o,p	7,243	3,928
Liabilities due to research and development grants	16	-	877
		22,895	19,866

Non-Current Liabilities
Loans from banks and others		12	26
Warrants	15a	681	1,278
Convertible debentures	15b	22,419	23,127
Employee benefit liabilities, net	18	539	461
Deferred revenues	19k,o,p	15,983	20,258
		39,634	45,150

Shareholder's Equity	21
Kamada Ltd.'s shareholders' equity:
Ordinary shares of NIS 1 par value:
Authorized - 60,000,000 ordinary shares; Issued and outstanding - 27,577,113 and 27,437,406 shares at December 31, 2011 and 2010, respectively		6,928	6,889
Additional paid in capital		91,225	89,390
Warrants		325	1,339
Conversion option in convertible debentures		3,794	3,794
Capital reserve due to translation to presentation currency		(3,490)	(1,704)
Other capital reserves		4,754	4,008
Accumulated deficit		(80,951)	(77,236)
		22,585	26,480

		$85,114	$91,496

*) Retroactively adjusted to reflect changes in the presentation currency. See note 2d.

The accompanying notes are an integral part of the Consolidated Financial Statements.

F-3

Kamada Ltd. and its subsidiaries

Consolidated Statements of Comprehensive Loss

		For the Year Ended December 31,
		*) 2011	*) 2010
		In thousands
	Note
Revenues from proprietary products		$35,308	$22,980
Revenues from distributed products		24,175	11,497

Total revenues	24a	59,483	34,477

Cost of revenues from proprietary products		22,188	18,878
Cost of revenues from distributed products		20,574	9,827

Total cost of revenues	24b	42,762	28,705

Gross profit		16,721	5,772

Research and development expenses	24d	11,729	9,279
Selling and marketing expenses	24e	2,331	2,152
General and administrative expenses	24f	5,126	4,543
Operating loss		(2,465)	(10,202)

Financial income	24g	870	560
Income (expense) in respect of currency exchange and translation differences and derivatives instruments, net		937	(1,052)
Income(expense) in respect of revaluation of warrants to fair value		540	(640)
Financial expense	24g	(3,597)	(3,087)
Net loss		(3,715)	(14,421)
Exchange differences on translation of financial statements from functional currency to presentation currency	2d	(1,786)	1,494
Total comprehensive loss		$(5,501)	$(12,927)

Loss per share attributable to equity holders of the Company:	25

Basic loss per share		$(0.13)	$(0.54)

Diluted loss per share		$(0.15)	$(0.54)

*) Retroactively adjusted to reflect changes in the presentation currency. See note 2d.

The accompanying notes are an integral part of the Consolidated Financial Statements.

F-4

Kamada Ltd. and its subsidiaries

Consolidated Statements of Changes in Equity

	Share capital	Share premium	Warrants	Conversion option in convertible debentures	Other capital reserves	Capital reserve due to translation to presentation currency	Accumulated deficit	Total equity
	In thousands

Balance as of December 31, 2009*)	$6,250	$79,645	$4,141	$3,794	$2,443	$(3,198)	$(62,815)	$30,260
Net loss	-	-	-	-	-	-	(14,421)	(14,421)
Other comprehensive income	-	-	-	-	-	1,494	-	1,494
Total comprehensive income (loss)	-	-	-	-	-	1,494	(14,421)	(12,927)
Exercise of warrants and options into shares	639	9,745	(2,802)	-	(67)	-	-	7,515
Cost of share-based payment	-	-	-	-	1,632	-	-	1,632
Balance as of December 31, 2010*)	6,889	89,390	1,339	3,794	4,008	(1,704)	(77,236)	26,480

Net loss	-	-	-	-	-	-	(3,715)	(3,715)
Other comprehensive loss	-	-	-	-	-	(1,786)	-	(1,786)
Total comprehensive loss	-	-	-	-	-	(1,786)	(3,715)	(5,501)
Exercise of warrants and options into shares	39	830	(9)	-	(150)	-	-	710
Expiration of warrants issued	-	1,005	(1,005)	-	-	-	-	-
Cost of share-based payment	-	-	-	-	896	-	-	896
	-
Balance as of December 31, 2011*)	$6,928	$91,225	$325	$3,794	$4,754	$(3,490)	$(80,951)	$22,585

*) Retroactively adjusted to reflect changes in the presentation currency. See note 2d.

The accompanying notes are an integral part of the Consolidated Financial Statements

F-5

Kamada Ltd. and its subsidiaries

Consolidated Statements of Cash Flows

	For the Year Ended December 31,
	*) 2011	*) 2010
	In thousands

Cash Flows from Operating Activities

Net loss	$(3,715)	$(14,421)

Adjustments to reconcile net loss to net cash provided by operating activities:

Adjustments to the profit or loss items:

Depreciation and amortization	3,040	2,640
Financial expenses, net	1,250	4,219
Cost of share-based payment	878	1,620
Loss (gain) from sale of property and equipment	33	(6)
Change in employee benefit liabilities, net	118	47

	5,319	8,520
Changes in asset and liability items:

Decrease (increase) in trade receivables	5,830	(8,182)
Increase in other accounts receivables	(104)	(350)
Increase in inventories	(6,462)	(1,816)
Decrease in deferred expenses	193	38
Increase in trade payables	1,059	5,936
Increase in other accounts payables	379	4,042
Increase in deferred revenues	813	18,126
Decrease in liabilities due to construction contracts	-	(128)

	1,708	17,666
Cash paid and received during the year for:

Interest paid	(2,545)	(2,020)
Interest received	313	418
Taxes paid	(86)	(126)

	(2,318)	(1,728)

Net cash provided by operating activities	$994	$10,037

*) Retroactively adjusted to reflect changes in the presentation currency. See note 2d.

The accompanying notes are an integral part of the Consolidated Financial Statements.

F-6

Kamada Ltd. and its subsidiaries

Consolidated Statements of Cash Flows

	For the Year Ended December 31,
	2011	2010
	In thousands
Cash Flows from Investing Activities
Sale (Purchase) of short term investments, net	$2,358	$(18,750)
Purchase of property and equipment	(1,982)	(3,646)
Restricted cash, net	(1,512)	201
Proceeds from sale of property and equipment	-	12

Net cash used in investing activities	(1,136)	(22,183)

Cash Flows from Financing Activities

Proceeds from exercise of warrants and options	710	7,495
Repayment of liabilities due to research and development grants	(1,095)	-
Repayment of loans and other, net	(18)	(65)

Net cash provided by (used in) financing activities	(403)	7,430

Excha Exchange differences on balances of cash and cash equivalent	(793)	(57)

Decrease in cash and cash equivalents	(1,338)	(4,773)

Cash and cash equivalents at the beginning of the year	25,712	30,485

Cash and cash equivalents at the end of the year	$24,374	$25,712

Significant non-cash transactions
Purchase of Property, Plant and equipment and intangible assets on credit	$133	$357
Exercise of warrants presented as liability	-	20

	$133	$377

*) Retroactively adjusted to reflect changes in the presentation currency. See note 2d.

The accompanying notes are an integral part of the Consolidated Financial Statements.

F-7

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 1: -	General

a.	General description of the Company and its activity

Kamada Ltd. ("the Company") is an orphan drug focused, plasma derived protein therapeutics Company with an existing marketed product portfolio. The Company develops and produces specialty plasma-derived protein therapeutics and currently markets these products through strategic partners in the United States and Europe and directly, through local distributors, in several emerging markets. The Company flagship product is "Glassia".

The Company's activity is divided into two operating segments:

Proprietary Products	Development, manufacture and sale of plasma-derived therapeutics products.

Distribution	Distribution of drugs in Israel manufacture by other companies for clinical uses, most of which are produced from plasma or its derivatives products.

The Company's securities are listed for trading on the Tel Aviv stock exchange.

The Company is in the process of applying of its ordinary shares for listing on the NASDAQ.

b.	In December 2009, the Company established a fully-owned subsidiary – Kamada Inc., this company is not active. In addition, the Company owns 74% of Kamada Assets 2001 Ltd. ("Kamada Assets ") (see also Note 2c below).

c.	Definitions

In these Financial Statements –

The Company	-	Kamada Ltd.

The Group	-	The Company and its subsidiary.

Subsidiary	-	A company in which the Company has a controlling interest (as defined in IAS 27) and whose financial statements are consolidated with the Company's Financial Statements.

Related parties	-	As defined in IAS 24.

USD/$	-	U.S. dollar.

NIS	-	New Israeli Shekel

F-8

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 2: -	Significant Accounting Policies

a.	Basis of presentation of financial statements

1.	Measurement basis:

The Company's Financial Statements are prepared on a cost basis, except for the following:

Financial instruments at fair value through profit or loss;

Employee benefit assets and employee benefit liabilities;

The Company has elected to present profit or loss items using the "function of expense" method.

2.	Basis of preparation of the financial statements:

These Financial Statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”). These standards comprise:

1.     International Financial Reporting Standards (IFRS).

2.     International Accounting Standards (IAS).

3.     Interpretations issued by the IFRS Interpretation Committee ("IFRIC") and by the Standing Interpretation Committee ("SIC").

Consistent accounting policies

The following accounting policies have been applied consistently in the financial statements for all periods presented, unless otherwise stated.

4.	Changes to accounting policies in view of new standards:

IAS 24 – Related party disclosures

The amendment to IAS 24 ("the Amendment") clarifies the definition of a related party to simplify the identification of such relationships and to eliminate inconsistencies in its application. The Amendment has been applied retrospectively from January 1, 2011.

The retrospective application of the Amendment did not have a material effect on the Company's financial statements.

IFRS 7 – Financial instruments: disclosure

The amendment to IFRS 7 ("the amendment ") clarifies the Standard's disclosure requirements. In this context, emphasis is placed on the interaction between the quantitative disclosures and the qualitative disclosures and the nature and extent of risks arising from financial instruments. The Amendment also reduces the disclosure requirements for collateral held by the Company and revises the disclosure requirements for credit risk.

F-9

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 2: -	Significant Accounting Policies (cont.)

The Amendment has been applied retrospectively commencing from the financial statements for periods beginning on January 1, 2011.

The retrospective application of the Amendment did not have a material effect on the Company's financial statements.

IFRIC 19 – Extinguishing financial liabilities with equity instruments:

IFRIC 19 ("the Interpretation") prescribes the accounting treatment of transactions in which financial liabilities are settled by issuing equity instruments. According to the Interpretation, equity instruments issued as a replacement of a debt instrument are measured at fair value of the equity instruments issued if their fair value can be reliably measured. If the fair value of the equity instruments issued cannot be reliably measured, then the equity instruments are measured based on the fair value of the financial liability when extinguished. The difference between the carrying amount of the financial liability extinguished and the fair value of the equity instruments issued is recognized in profit or loss. The Interpretation has been applied retrospectively from January 1, 2011.

The retrospective application of the Interpretation did not have a material effect on the Company's financial statements.

b.	Significant accounting judgments, estimates and assumptions used in the preparation of the financial statements

1.	Judgments

In the process of applying the significant accounting policies, the Comapny has made the following judgments which have the most significant effect on the amounts recognized in the financial statements:

-	Classification of leases

In order to determine whether to classify a lease as a finance lease or an operating lease, the Company evaluates whether the lease transfers substantially all the risks and benefits incidental to ownership of the leased asset. In this respect, the Company evaluates such criteria as the existence of a "bargain" purchase option, the lease term in relation to the economic life of the asset and the present value of the minimum lease payments in relation to the fair value of the asset.

-	Recognizing revenue on a gross or net basis

In cases where the Company acts as agent or broker without bearing any of the risks and rewards derived from the transaction, revenue is presented on a net basis. In contrast, if the Company acts as the principal and bears the risks and rewards derived from the transaction, revenue is presented on a gross basis.

F-10

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 2: -	Significant Accounting Policies (cont.)

2.	Estimates and assumptions

The preparation of the financial statements requires management to make estimates and assumptions that have an effect on the application of the accounting policies and on the reported amounts of assets, liabilities, revenues and expenses. These estimates and underlying assumptions are reviewed regularly. Changes in accounting estimates are reported in the period of the change in estimate.

The key assumptions made in the financial statements concerning uncertainties at the end of the reporting period and the critical estimates computed by the Company that may result in a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

-	Legal claims

In estimating the likelihood of outcome of legal claims filed against the Company and its investees, the companies rely on the opinion of their legal counsel. These estimates are based on the legal counsel's best professional judgment, taking into account the stage of proceedings and historical legal precedents in respect of the different issues. Since the outcome of the claims will be determined in courts, the results could differ from these estimates.

-	Pensions and other post-employment benefits

The liability in respect of post-employment defined benefit plans is determined using actuarial valuations. The actuarial valuation involves making assumptions about, among others, discount rates, expected rates of return on assets, future salary increases and mortality rates. Due to the long-term nature of these plans, such estimates are subject to significant uncertainty. Further details are given in Note 18.

-	Determining the fair value of share-based payment transactions

The fair value of share-based payment transactions is determined using an acceptable option pricing model.

The assumptions used in the model can include the share price, exercise price, expected volatility, expected life, expected dividend and risk-free interest rate.

F-11

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 2: -	Significant Accounting Policies (cont.)

-	Determining the fair value of non-marketable warrants presented as a financial liability

The fair value of non-marketable warrants presented as a financial liability classified to Level 3 in the fair value disclosure hierarchy as per IFRS 7 is determined using assessment methods, through the use of an acceptable option pricing model. The assumptions used in the model can include the share price, exercise price, expected volatility, expected life, expected dividend and risk-free interest rate.

-	Provisions for clinical trial and related expenses

Accrued expenses costs for clinical trial activities performed by third parties, are based on estimates on the progress of completion of the clinical trials or services, as of the end of each reporting period, pursuant to the contract with the third parties, and the agreed upon fee to be paid for such services.

c.	Consolidated financial statements

Effective from January 1, 2010, the date of adoption of IFRS 3 (Revised) and IAS 27 (2008), the Company applies the accounting policy required by these Standards for business combinations and transactions with non-controlling interests.

The consolidated financial statements comprise the financial statements of companies that are controlled by the Company (subsidiaries). Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity. The consolidation of the financial statements commences on the date on which control is obtained and ends when such control ceases.

Significant intercompany balances and transactions and gains or losses resulting from intercompany transactions are eliminated in full in the consolidated financial statements.

The financial statements of the Company and of the subsidiaries are prepared as of the same dates and periods. The consolidated financial statements are prepared using uniform accounting policies by all companies in the Group.

d.	Functional currency, presentation currency and foreign currency

1.	Functional currency and presentation currency

Until December 31, 2011, the NIS constituted the main economic environment in which the Company was active and therefore this currency constituted the Company's functional currency. Starting January 1, 2012, the dollar constitutes its functional currency, for the following reasons: most of the Company's sales are in dollars and are expected to be in dollars from this point onward (see for instance the Baxter Agreement detailed in Note 19k). A significant portion of the Company's expenses from this point onward is expected to be in dollars, and in addition, the Company performs hedging transactions on a significant portion of its NIS expenses vs. its dollar expenses. Furthermore, starting 2012 the Company's budget is in dollars and the currency in which receipts from operating activities are usually held is the dollar. In light of the above, starting January 1, 2012, the dollar is constitute its functional currency, with this change made on a prospective basis. Furthermore, starting from that date the Company changed the presentation currency of the Financial Statements to the dollar, with this change made retrospectively. Translation differences created were charged to capital reserve due to translation differences. The Company believes that the retrospective adjustment does not have material effect on its financial position or on its share holder's equity.

F-12

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 2: -	Significant Accounting Policies (cont.)

2.	Transactions, assets and liabilities in foreign currency

Transactions denominated in foreign currency are recorded on initial recognition at the exchange rate at the date of the transaction. After initial recognition, monetary assets and liabilities denominated in foreign currency are translated at the end of each reporting period into the functional currency at the exchange rate at that date. Exchange differences are recognized in profit or loss. Non-monetary assets and liabilities measured at cost in a foreign currency are translated at the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currency and measured at fair value are translated into the functional currency using the exchange rate prevailing at the date when the fair value was determined.

3.	Index-linked monetary items

Monetary assets and liabilities linked to the changes in the Israeli Consumer Price Index ("Israeli CPI") are adjusted at the relevant index at the end of each reporting period according to the terms of the agreement. Linkage differences arising from the adjustment, as above, other than those capitalized to qualifying assets or recorded in equity in hedge transactions, are recognized in profit or loss.

e.	Cash equivalents and restricted cash

Cash equivalents are considered as highly liquid investments, including unrestricted short-term bank deposits with an original maturity of three months or less from the date of acquisition or with a maturity of more than three months, but which are redeemable on demand without penalty and which form part of the Company's cash management.

Restricted cash includes collateral deposits used as security under arrangement with one of the Company customer to supply products (see note 19l).

f.	Allowance for doubtful accounts

The allowance for doubtful accounts is determined in respect of specific debts whose collection, in the opinion of the Company's management, is doubtful. Impaired debts are derecognized when they are assessed as uncollectible. As of December 31, 2011 and 2010, the balance of doubtful accounts was zero.

F-13

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 2: -	Significant Accounting Policies (cont.)

g.	Inventory

Inventories are measured at the lower of cost and net realizable value. The cost of inventories comprises costs of purchase and costs incurred in bringing the inventories to their present location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling costs.

Cost of inventories is determined as follows:

Raw materials	-	At cost of purchase using the first-in, first-out method.

Products undergoing processing	-	On the basis of average costs including materials, labor and other direct and indirect manufacturing costs.

Finished products	-	On the basis of average costs including materials, labor and other direct and indirect manufacturing costs

Purchased products and goods	-	On a "first in – first out" basis.

The Company periodically evaluates the condition and age of inventories and makes provisions for slow moving inventories accordingly.

If in a particular period production is not at normal capacity, the cost of inventories does not include additional fixed overheads in excess of those allocated based on normal capacity. Such unallocated overheads are recognized as an expense in profit or loss in the period in which they are incurred. Furthermore, cost of inventories does not include abnormal amounts of materials, labor or other costs resulting from inefficiency.

h.	Receivables for construction contracts

Receivable from construction contracts presented in the balance sheet at the aggregate amount of total costs incurred and total recognized profits less total recognized losses and progress billings. Progress billings are amounts billed for work performed up to the end of the reporting period, whether settled or not settled. Receivables for construction contracts, is reviewed for impairment and derecognition as discussed below regarding impairment of financial assets presented at amortized cost and the derecognition of financial assets, respectively.

Costs of projects based on construction contracts are recognized at cost that includes identifiable direct costs and shared indirect costs.

i.	The operating cycle

The Company's operating cycle is one year.

F-14

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 2: -	Significant Accounting Policies (cont.)

j.	Financial instruments

1.	Financial assets

Financial assets within the scope of IAS 39 are initially recognized at fair value plus directly attributable transaction costs, except for financial assets measured at fair value through profit or loss.

a.	Financial assets at fair value through profit or loss

The Company has financial assets at fair value through profit or loss comprising financial assets held for trading and financial assets designated upon initial recognition as at fair value through profit or loss.

Financial assets are classified as held for trading if they are acquired principally for the purpose of selling or repurchasing in the near term, if they form part of a portfolio of identified financial instruments that are managed together to earn short-term profits or if they are derivatives not designated as hedging instruments. Gains or losses on investments held for trading are recognized in profit or loss when incurred.

Derivative instruments that do not qualify for hedge accounting are initially and subsequently measured at fair value, with changes in fair value recognized in the profit or loss.

b.	Loans and receivables

The Company has receivables that are financial assets (non-derivative) with fixed or determinable payments that are not quoted in an active market. Short-term receivables are measured based on their terms, normally at face value. Gains and losses are recognized in profit or loss when the loans and receivables are derecognized or impaired, as well as through the systematic amortization process. As for recognition of interest income, see section r.

F-15

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 2: -	Significant Accounting Policies (cont.)

2.	Financial liabilities

a.	Financial liabilities measured at amortized cost

Interest-bearing loans and borrowings are initially recognized at fair value less directly attributable transaction costs. After initial recognition, loans, including debentures, are measured based on their terms at amortized cost using the effective interest method taking into account directly attributable transaction costs. Short-term borrowings are measured based on their terms, normally at face value. Gains and losses are recognized in profit or loss when the financial liability is derecognized as well as through the systematic amortization process.

b.	Financial liabilities measured at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities classified as held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.

Derivatives, including separated embedded derivatives, are classified as held for trading unless they are designated as effective hedging instruments.

3.	Fair value

The fair value of financial instruments that are actively traded in organized financial markets is determined by reference to market prices at the end of the reporting period. For financial instruments where there is no active market, fair value is determined using valuation techniques. Such techniques include using recent arm's length market transactions; reference to the current market value of another instrument which is substantially the same; discounted cash flow or other valuation models.

4.	Offsetting financial instruments

Financial assets and financial liabilities are offset and the net amount is presented in the statement of financial position if there is a legally enforceable right to set off the recognized amounts and there is an intention either to settle on a net basis or to realize the asset and settle the liability simultaneously.

F-16

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 2: -	Significant Accounting Policies (cont.)

5.	Compound financial instruments

Convertible debentures that are denominated in the issuing company's functional currency, which are not linked to an index or foreign currency and which contain both an equity component in respect of the conversion option and a liability component, are separated into the equity component (net of tax effect) and the liability component, and each component is presented separately less the respective transaction costs of each component. This separation is performed by first determining the carrying amount of the liability component based on the fair value of an equivalent non-convertible liability. The carrying amount of the equity component is the residual amount. Direct transaction costs are apportioned between the equity component (net of tax effect) and the liability component based on the allocation of proceeds to the equity and liability components, as above.

After initial recognition, the liability component is classified as described above in respect of financial liabilities at amortized cost and presented in the statement of financial position as either a current or non-current liability based on the repayment dates in cash, even if the terms of the instrument allow for the settlement of the liability at any time by issuing the Company's equity instruments.

6.	De-recognition of financial instruments

a.	Financial assets

A financial asset is derecognized when the contractual rights to the cash flows from the financial asset expire or the Company has transferred its contractual rights to receive cash flows from the financial asset or assumes an obligation to pay the cash flows in full without material delay to a third party and has transferred substantially all the risks and rewards of the asset, or has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

b.	Financial liabilities

A financial liability is derecognized when it is extinguished, that is when the obligation is discharged or cancelled or expires. A financial liability is extinguished when the debtor (the Company):

•	discharges the liability by paying in cash, other financial assets, goods or services; or
•	Is legally released from the liability.

k.	Leases

The criteria for classifying leases as finance or operating leases depend on the substance of the agreements and are made at the inception of the lease in accordance with the following principles as set out in IAS 17.

F-17

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 2: -	Significant Accounting Policies (cont.)

The Company as lessee

1.	Finance lease

Finance leases transfer to the Company substantially all the risks and benefits incidental to ownership of the leased asset. At the commencement of the lease term, the leased assets are measured at the fair value of the leased asset or, if lower, at the present value of the minimum lease payments. The liability for lease payments is presented at its present value and the lease payments are apportioned between finance charges and a reduction of the lease liability using the effective interest method.

Future payments for the exercise of an option to extend the lease term with the Israel Lands Administration are not recognized as part of the asset and liability since they represent contingent rent derived from the fair value of the land on the date of future renewal of the lease agreement.

After initial recognition, the leased asset is accounted for according to the accounting policy applicable for this type of asset (see Section l. below).

2.	Operating lease

Lease agreements are classified as an operating lease if they do not transfer substantially all the risks and benefits incidental to ownership of the leased asset. Lease payments are recognized as an expense in profit or loss on a straight-line basis over the lease term.

Pursuant to an amendment to IAS 17, the specific guidance for classification of land as an operating lease or a finance lease was removed. Consequently, there is no longer a requirement to classify a lease of land as an operating lease in all situations in which title does not pass at the end of the lease, but rather the classification of a lease of land should be evaluated by reference to the general guidance in IAS 17, which addresses the classification of a lease as finance or operating, as of the date the original agreement with the Israel Lands Administration ("the Administration") was signed taking into account that land normally has an indefinite economic life. Accordingly, a lease of land from the Administration should be evaluated by comparing the present value of the amount reported as prepaid operating lease expense and the fair value of the land and if said amount substantially reflects the fair value, the lease should be classified as a finance lease.

l.	Property, plant and equipment

Property, plant and equipment are measured at cost, including directly attributable costs, less accumulated depreciation, accumulated impairment losses and any related investment grants and excluding day-to-day servicing expenses. Cost includes spare parts and auxiliary equipment that can be used only in connection with the plant and equipment

F-18

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 2: -	Significant Accounting Policies (cont.)

The cost of self-constructed assets includes the cost of materials, direct labor and borrowing costs as well as any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management.

Depreciation is calculated on a straight-line basis over the useful life of the assets at annual rates as follows:

	%	Mainly %

Buildings *)	4
Machinery and equipment	15-20	15
Vehicles	15
Computers, equipment and office furniture	6-33	33
Leasehold improvements	Throughout the lease period	18

*)	On the matter of the land component, see also note 10C.

Leasehold improvements are depreciated on a straight-line basis over the shorter of the lease term (including the extension option held by the Company and intended to be exercised) and the expected life of the improvement.

The useful life, depreciation method and residual value of an asset are reviewed at least each year-end and any changes are accounted for prospectively as a change in accounting estimate. As for testing the impairment of property, plant and equipment, see Section n. below.

Depreciation of an asset ceases at the earlier of the date that the asset is classified as held for sale and the date that the asset is derecognized.

m.	Intangible assets

Separately acquired intangible assets are measured on initial recognition at cost including directly attributable costs. Expenditures relating to internally generated intangible assets, excluding capitalized development costs, are recognized in profit or loss when incurred.

According to management's assessment, intangible assets have a finite useful life. The assets are amortized over their useful life using the straight-line method and reviewed for impairment whenever there is an indication that the asset may be impaired.

F-19

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 2: -	Significant Accounting Policies (cont.)

IT systems:

The useful life of IT systems is 5 years.

Research and development costs

Research expenditures are recognized in profit or loss when incurred.

Software

The Company's assets include computer systems comprising hardware and software. Software forming an integral part of the hardware to the extent that the hardware cannot function without the programs installed on it is classified as property, plant and equipment. In contrast, software that adds functionality to the hardware is classified as an intangible asset.

n.	Impairment of non-financial assets

The Company evaluates the need to record an impairment of the carrying amount of non-financial assets whenever events or changes in circumstances indicate that the carrying amount is not recoverable. If the carrying amount of non-financial assets exceeds their recoverable amount, the assets are reduced to their recoverable amount. The recoverable amount is the higher of fair value less costs of sale and value in use. In measuring value in use, the expected future cash flows are discounted using a pre-tax discount rate that reflects the risks specific to the asset. The recoverable amount of an asset that does not generate independent cash flows is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognized in profit or loss.

An impairment loss of an asset, other than goodwill, is reversed only if there have been changes in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. Reversal of an impairment loss, as above, shall not be increased above the lower of the carrying amount that would have been determined (net of depreciation or amortization) had no impairment loss been recognized for the asset in prior years and its recoverable amount. The reversal of impairment loss of an asset presented at cost is recognized in profit or loss.

o.	Research and development grants and Government investment grants

Research and development grants are recognized when there is reasonable assurance that the grants will be received and the Company will comply with the attached conditions.

Government investment grants referring to assets such as Property, Plant and equipment are presented as offset from the assets for which the grants were received.

F-20

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 2: -	Significant Accounting Policies (cont.)

Research and development grants received from the Israel-U.S. Binational Industrial Research and development Fund ("BIRD- F") Foundation as support for a research and development project which grants include an obligation to pay to the BIRD- F royalties that are conditional on future sales arising from the project, are recognized upon receipt as a liability if future economic benefits are expected from the project that will result in royalty-bearing sales. If no such economic benefits are expected, the grants are recognized as a reduction of the related research and development expenses. In that event, the royalty obligation is treated as contingent liability in accordance with IAS 37.

At the end of each reporting period, the Company evaluates, based on its best estimate of future sales, whether there is reasonable assurance that the liability recognized, in whole or in part, will not be repaid (since the Company will not be required to pay royalties). If there is such reasonable assurance, the appropriate amount of the liability is derecognized and recorded in profit or loss as a reduction of research and development expenses. If the estimate of future sales indicates that there is no such reasonable assurance, the appropriate amount of the liability that reflects expected future royalty payments is recognized with a corresponding adjustment to research and development expenses.

Royalty payments are treated as a reduction of the liability. As of December 31, 2011 the Company has paid the BIRD- F all of its liabilities due to these grants.

p.	Share-based payment transactions

The Company's employees and other service providers are entitled to remuneration in the form of equity-settled share-based payment transactions.

Equity-settled transactions

The cost of equity-settled transactions with employees is measured at the fair value of the equity instruments granted at grant date. The fair value is determined using a standard option pricing model, additional details are given in Note 22.

As for other service providers, the cost of the transactions is measured at the fair value of the goods or services received as consideration for equity instruments. In cases where the fair value of the goods or services received as consideration of equity instruments cannot be measured, they are measured by reference to the fair value of the equity instruments granted.

The cost of equity-settled transactions is recognized in profit or loss, together with a corresponding increase in equity, during the period which the performance and/or service conditions are to be satisfied, ending on the date on which the relevant employees become fully entitled to the award ("the vesting period"). The cumulative expense recognized for equity-settled transactions at the end of each reporting period until the vesting date reflects the extent to which the vesting period has expired and the Company's best estimate of the number of equity instruments that will ultimately vest. The expense or income recognized in profit or loss represents the change between the cumulative expense recognized at the end of the reporting period and the cumulative expense recognized at the end of the previous reporting period.

F-21

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 2: -	Significant Accounting Policies (cont.)

No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether the market condition is satisfied, provided that all other vesting conditions (service and/or performance) are satisfied.

If the Company modifies the conditions on which equity-instruments were granted, an additional expense is recognized for any modification that increases the total fair value of the share-based payment arrangement or is otherwise beneficial to the employee/other service provider at the modification date.

If a grant of an equity instrument is cancelled, it is accounted for as if it had vested on the cancellation date, and any expense not yet recognized for the grant is recognized immediately. However, if a new grant replaces the cancelled grant and is identified as a replacement grant on the grant date, the cancelled and new grants are accounted for as a modification of the original grant, as described above.

q.	Employee benefit liabilities

The Company has several employee benefit plans:

1.	Short-term employee benefits

Short-term employee benefits include salaries, paid annual leave, paid sick leave, recreation and social security contributions and are recognized as expenses as the services are rendered. A liability in respect of a cash bonus or a profit-sharing plan is recognized when the Company has a legal or constructive obligation to make such payment as a result of past service rendered by an employee and a reliable estimate of the amount can be made.

2.	Post-employment benefits

The plans are normally financed by contributions to insurance companies and classified as defined contribution plans or as defined benefit plans.

The Company operates a defined benefit plan in respect of severance pay pursuant to the Severance Pay Law. According to the Law, employees are entitled to severance pay upon dismissal or retirement. The liability for termination of employment is measured using the projected unit credit method. The actuarial assumptions include rates of employee turnover and future salary increases based on the estimated timing of payment. The amounts are presented based on discounted expected future cash flows using a discount rate determined by reference to yields on Government bonds with a term that matches the estimated term of the benefit obligation.

In respect of its severance pay obligation to certain of its employees, the Company makes current deposits in pension funds and insurance companies ("the plan assets"). Plan assets comprise assets held by a long-term employee benefit fund or qualifying insurance policies. Plan assets are not available to the Company's own creditors and cannot be returned directly to the Company.

F-22

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 2: -	Significant Accounting Policies (cont.)

The liability for employee benefits presented in the statement of financial position presents the present value of the defined benefit obligation less the fair value of the plan assets, less past service costs and any unrecognized actuarial gains and losses.

Actuarial gains and losses are recognized according to the "corridor" method. The Company only recognizes the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting period that exceeds 10% of the greater of:

•	the present value of the defined employee benefit obligation at the beginning of the period; or
•	the fair value of the plan assets at the beginning of the period.

The amount recognized in profit or loss for the period is the above amount for each individual plan divided by the expected average remaining working lives of the employees.

r.	Revenue recognition

Revenues are recognized in profit or loss when the revenues can be measured reliably, it is probable that the economic benefits associated with the transaction will flow to the Company and the costs incurred or to be incurred in respect of the transaction can be measured reliably. Revenues are measured at the fair value of the consideration received less any trade discounts, volume rebates and returns.

The specific criteria for revenue recognition for the following types of revenues are:

Revenues from the sale of goods

Revenues from the sale of goods are recognized when all the significant risks and rewards of ownership of the goods have passed to the buyer and the seller no longer retains continuing managerial involvement. The delivery date is usually the date on which ownership passes.

Revenues from the rendering of services

Revenues from services provided are recognized according to the progress of the completion of the transaction on the balance sheet date. According to this method, revenues are recognized during the reporting period in which the services were provided. If the outcome of the contract may not be reliably measured, revenue is recognized up to the amount of recoverable expenses incurred.

F-23

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 2: -	Significant Accounting Policies (cont.)

Revenues from construction contracts

The Company has entered into fixed price construction contracts.

Revenues from construction contracts are recognized by the percentage of completion method when all the following conditions are satisfied: the revenues are known or can be estimated reliably, collection is reasonably assured, costs related to performing the work are determinable or can be reasonably determined, there is no substantial uncertainty regarding the Company's (prime contractor's) ability to complete the contract and meet the contractual terms and the percentage of completion can be estimated reliably. The percentage of completion is determined based on the proportion of actual costs incurred to date to the estimated total costs.

An expected loss on a contract is recognized immediately in cost of sales irrespective of the stage of completion.

Milestone revenues

Milestone revenues are recognized when the Company meets the milestones.

Arrangements with multiple elements

Revenues from sale agreements that do not contain a general right of return and that are composed of multiple elements such as distribution exclusivity, license and services are allocated to the various accounting units and recognized for each accounting unit separately. An element constitutes a separate accounting unit if and only if it has a separate value to the customer. Revenue from the various accounting units is recognized when the criteria for revenue recognition regarding the elements of that accounting unit have been met according to their type and only to the extent of the consideration that is not contingent upon completion or performance of the remaining elements in the contract.

Reporting revenues on gross or net basis

In cases where the Company acts as an agent or as a broker without being exposed to the risks and rewards associated with the transaction, its revenues are presented on a net basis. However, in cases where the Company operates as a principal supplier and it exposed to the risks and rewards associated with the transaction, revenues are presented on a gross basis.

The Company records deferred revenue when payments are received in advance of the culmination of the earnings process. This revenue is recognized in future periods when the applicable revenue recognition criteria have been met.

F-24

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 2: -	Significant Accounting Policies (cont.)

s.	Cost of sales

Cost of sales includes expenses for loss, storage and conveyance of inventories to the end point of sale. Cost of sales also includes provisions for write-downs of inventories, inventory write offs and provisions for slow-moving inventories.

t.	Financial income and expenses

Financial income comprises interest income on amounts invested, changes in fair value of financial assets at fair value through profit or loss, exchange rate gains and gains on hedges recognized in profit or loss. Interest income is recognized as it accrues using the effective interest method.

Financial expenses comprise interest expense on borrowings, changes in the time value of provisions, changes in the fair value of financial assets at fair value through profit or loss, impairment losses of financial assets and losses on hedges recognized in profit or loss.

Gains and losses on exchange rate differences are reported on a net basis.

u.	Operating segments

An operating segment is a component of the Company that meets the following three criteria:

1.	is engaged in business activities from which it may earn revenues and incur expenses, including revenues and expenses relating to intercompany transactions;
2.	whose operating results are regularly reviewed by the Company's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance; and
3.	for which separate financial information is available

Regarding the Company's operating segments, see Note 26.

v.	Loss per share

Loss per share is calculated by dividing the net income attributable to equity holders of the Company by the weighted number of Ordinary shares outstanding during the period. Basic loss per share only includes shares that were actually outstanding during the period. Potential Ordinary shares are only included in the computation of diluted loss per share when their conversion decreases loss per share or increases loss per share from continuing operations. Further, potential Ordinary shares that are converted during the period are included in diluted loss per share only until the conversion date and from that date in basic earnings per share.

F-25

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 2: -	Significant Accounting Policies (cont.)

w.	Provisions

A provision in accordance with IAS 37 is recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

x.	Advertising expenses

Expenditures incurred on advertising, marketing or promotional activities, such as production of catalogues and promotional pamphlets, are recognized as an expense when the Company has the right of access to the advertising goods or when the Company receives those services.

y.	Presenting the statement of comprehensive loss

The Company has elected to present a single statement of comprehensive loss which includes both the items of the statement of operations and the items of other comprehensive loss.

z.	Disclosure for new IFRS standards in the period prior to their application

IAS 1 – Presentation of financial statements

In June 2011, the IASB issued an amendment to IAS 1 ("the Amendment") which provides guidance for the presentation of other comprehensive income. According to the Amendment, items which may be carried to profit or loss at a later stage (such as upon derecognition or recovery) should be presented separately from items that can never be carried to profit or loss.

The Amendment is to be applied retrospectively commencing from the financial statements for annual periods beginning on January 1, 2013, or thereafter. Earlier application is permitted.

The Company believes that the Amendment is not expected to have a material effect on the financial statements.

F-26

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 2: -	Significant Accounting Policies (cont.)

IAS 32 – Financial instruments: Presentation and IFRS 7 – Financial instruments: disclosure

In December 2011, the IASB issued amendments to IAS 32 ("the amendments to IAS 32") regarding the offsetting of financial assets and liabilities. The amendments to IAS 32 clarify, among others, the meaning of "currently has a legally enforceable right of set-off" ("the right of set-off"). Among others, the amendments to IAS 32 prescribe that the right of set-off must be legally enforceable not only during the ordinary course of business of the parties to the contract but also in the event of bankruptcy or insolvency of one of the parties. The amendments to IAS 32 also state that in order for the right of set-off to be currently available, it must not be contingent on a future event, there may not be periods during which the right is not available, or there may not be any events that will cause the right to expire.

Simultaneously in December 2011, the IASB issued amendments to IFRS 7 ("the amendments to IFRS 7") regarding the offsetting of financial assets and liabilities.

The amendments to IAS 32 are to be applied retrospectively commencing from the financial statements for periods beginning on January 1, 2014, or thereafter. Earlier application is permitted. The amendments to IFRS 7 are to be applied retrospectively commencing from the financial statements for periods beginning on January 1, 2013, or thereafter.

The Company estimates that the amendments to IAS 32 are not expected to have a material impact on its financial statements. The required disclosures pursuant to the amendments to IFRS 7 will be included in the Company's financial statements.

IAS 19 (Revised) - Employee benefits

In June 2011, the IASB published IAS 19 (Revised) ("the Standard"). The main revisions included in the Standard are:

-	Actuarial gains and losses will be recognized only in Other Comprehensive Income and will not be charged to profit or loss.
-	The "corridor" approach which allowed the deferral of actuarial gains or losses has been eliminated
-	The return on the plan assets is recognized in profit or loss based on the discount rate used to measure the employee benefit liabilities, regardless of the actual composition of the investment portfolio.

F-27

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 2: -	Significant Accounting Policies (cont.)

-	The distinction between short-term employee benefits and long-term employee benefits will be based on the expected settlement date and not on the date on which the employee first becomes entitled to the benefits.
-	Past service cost arising from changes in the plan will be recognized immediately.

The Standard is to be applied retrospectively in financial statements for annual periods commencing on January 1, 2013, or thereafter. Earlier application is permitted.

The Company is evaluating the possible impact of the adoption of the Standard but is presently unable to assess the effects, if any, on its financial statements.

IFRS 9 – Financial instruments

1.	In November 2009, the IASB issued IFRS 9, "Financial Instruments", the first part of Phase 1 of a project to replace IAS 39, "Financial Instruments: Recognition and Measurement".

According to the Standard, all financial assets should be measured at fair value upon initial recognition. In subsequent periods, debt instruments should be measured at amortized cost only if both of the following conditions are met:

-	the asset is held within a business model whose objective is to hold assets in order to collect the contractual cash flows.
-	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Subsequent measurement of all other debt instruments and financial assets should be at fair value.

Financial assets that are equity instruments should be measured in subsequent periods at fair value and the changes recognized in profit or loss or in other comprehensive income, in accordance with the election by the Company on an instrument-by-instrument basis. Nevertheless, if equity instruments are held for trading, they should be measured at fair value through profit or loss. This election is final and irrevocable.

F-28

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 2: -	Significant Accounting Policies (cont.)

The Standard is effective commencing from January 1, 2015. Earlier application is permitted. Upon initial application, the Standard should be applied retrospectively by providing the required disclosure or restating comparative figures, except as specified in the Standard.

2.	In October 2010, the IASB issued certain amendments to the Standard regarding derecognition and financial liabilities. According to those amendments, the provisions of IAS 39 will continue to apply to derecognition and to financial liabilities for which the fair value option has not been elected (designated as measured at fair value through profit or loss); that is, the classification and measurement provisions of IAS 39 will continue to apply to financial liabilities held for trading and financial liabilities measured at amortized cost.

The changes arising from these amendments affect the measurement of a liability for which the fair value option has been chosen. Pursuant to the amendments, the amount of the adjustment to the liability's fair value that is attributable to changes in credit risk should be presented in other comprehensive income. All other fair value adjustments should be presented in profit or loss.

The amendments are effective commencing from January 1, 2015. Earlier application is permitted provided that the Company also adopts the provisions of the Standard regarding the classification and measurement of financial assets (the first part of Phase 1). Upon initial application, the amendments are to be applied retrospectively by providing the required disclosure or restating comparative figures, except as specified in the amendments.

The Company is evaluating the possible impact of the Standard but is presently unable to assess its effect, if any, on the financial statements.

IFRS 10, IFRS 11, IFRS 12, IFRS 13– Consolidated financial statements, Joint arrangements, Disclosure of interests in other Entities, Fair value measurement

In May 2011, the IASB issued four new Standards: IFRS 10, "Consolidated Financial Statements", IFRS 11, "Joint Arrangements", IFRS 12, "Disclosure of Interests in Other Entities" ("the new Standards") and IFRS 13, "Fair Value Measurement", and amended two existing Standards, IAS 27R (Revised 2011), "Separate Financial Statements", and IAS 28R (Revised 2011), "Investments in Associates and Joint Ventures".

F-29

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 2: -	Significant Accounting Policies (cont.)

The new Standards are to be applied retrospectively in financial statements for annual periods commencing on January 1, 2013 or thereafter. Earlier application is permitted. However, if the Company chooses earlier application, it must adopt all the new Standards as a package (excluding the disclosure requirements of IFRS 12 which may be adopted separately). The Standards prescribe transition provisions with certain modifications upon initial adoption.

IFRS 10 is to be applied retrospectively in financial statements for annual periods commencing on January 1, 2013, or thereafter.

The Company believes that the adoption of IFRS 10, IFRS 11, IFRS 12, IFRS 13 are not expected to have a material effect on the financial statements.

IFRS 13 – Fair value measurement

IFRS 13 establishes guidance for the measurement of fair value, to the extent that such measurement is required according to IFRS. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. IFRS 13 requires an entity to maximize the use of relevant observable inputs and minimize the use of unobservable inputs. IFRS 13 also includes a fair value hierarchy based on the inputs used to determine fair value

IFRS 13 also prescribes certain specific disclosure requirements.

The new disclosures, and the measurement of assets and liabilities pursuant to IFRS 13, are to be applied prospectively for periods commencing after the Standard's effective date, in financial statements for annual periods commencing on January 1, 2013 or thereafter.

The appropriate disclosures will be included in the Company's financial statements upon initial adoption of IFRS 13.

As for the effect on the financial statements, the Company believes that IFRS 13 is not expected to have a material impact on its financial statements.

F-30

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

NOTE 3: -	CASH AND CASH EQUIVALENTS

	December 31,
	2011	2010
	In thousands

Cash and deposits for immediate withdrawal	$4,980	$2,693
Cash equivalents in NIS deposits (1)	3,970	902
Cash equivalents in USD deposits (1)	15,424	22,117

	$24,374	$25,712

(1)	The deposits bear interest set by period (1.47-2.5% per year).

Note 4: -	Short-Term Investments

	December 31,
	2011	2010
	In thousands
Financial assets at fair value through profit or loss

Government bonds in NIS	$-	$4,901
Monetary Funds in NIS	16,800	15,458

	$16,800	$20,359

F-31

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 5: -	Trade Receivables

	December 31,
	2011	2010
	In thousands
Open accounts (1):
In NIS	$5,719	$7,810
In USD	1,304	4,888

	7,023	12,698
Checks receivable	108	129

Trade receivables	$7,131	$12,827

(1) Including related parties	$-	$-	(*

*)        Representing an amount lower than $ 1.

Customer debts do not bear interest. Customer credit days range between 30-150 days.

Impaired debts are accounted for through recording an allowance for doubtful accounts.

The change in the allowance for doubtful accounts is as follows:

Specific Allowance
In thousands

Balance at January 1, 2010	$103

Release of bad debt	(92)
Exchange rate differences	(11)

Balance at December 31, 2010	$-
Balance at December 31, 2011	$-

An analysis of past due but not impaired trade receivables with reference to reporting date:

	Neither past	Past due trade receivables with aging of
	due nor	Up to	30-60	60-90	90-120	Over 120
	impaired	30 Days	Days	Days	Days	days	Total
	In thousands

December 31, 2011	$2,046	$4,647	$21	$171	$127	$11	$7,023

December 31, 2010	$11,044	$1,559	$68	$-	$5	$22	$12,698

F-32

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 6: -	Other accounts Receivables

	December 31,
	2011	2010
	In thousands

Materials for clinical trials (1)	$298	$240
Government authorities	807	574
Prepaid expenses	803	219
Accrued income	2	132
Fair value of financial derivatives, net	-	54
Other receivables	18	13

	$1,928	$1,232

(1)	The Company estimates that the materials for clinical trials will be used until December 31, 2012.

Note 7: -	Receivables for Construction Contracts

	December 31,
	2011	2010
	In thousands

Costs incurred plus recognized profits	$-	$2,266

Less – progress billings	-	1,578

	$-	$688

Note 8: –	Inventories

	December 31,
	2011	2010
	In thousands

Raw materials	$3,377	$2,790
Work in progress	1,870	2,341
Finished products (1)	6,889	4,159
Purchased products	3,199	1,303

	$15,335	$10,593

(1)	The Company included finished products totaling $ 555 thousand under of long-term inventory.

F-33

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 9: -	Deferred Expenses and Other

	December 31,
	2011	2010
	In thousands

Materials intended for clinical	$-	$275
Long-term leasing deposits	21	48

	$21	$323

Note 10: –	Property, Plant and equipment

a.	Composition and movement:

2011

	Land and Buildings	Machinery and Equipment (1) (2)	Vehicles (3)	Computers, Equipment and Office Furniture	Leasehold Improvements	Total
	In thousands
Cost

Balance at January 1, 2011	$19,349	$18,692	$92	$2,719	$1,086	$41,938
Additions	623	921	-	523	-	2,066
Disposals	-	(71)	-	-	-	(71)
Exchange differences on translation of financial reports statements from functional currency to presentation currency	(1,417)	(1,384)	(6)	(228)	(77)	(3,112)

Balance as of December 31, 2011	18,555	18,158	86	3,014	1,009	40,821

Accumulated Depreciation

Balance as of January 1, 2011	5,476	13,647	45	2,057	988	22,213
Additions	1,109	1,535	13	278	71	3,006
Disposals	-	(38)	-	-	-	(38)
Exchange differences on translation of financial reports statements from functional currency to presentation currency	(461)	(1,069)	(4)	(164)	(75)	(1,773)

Balance as of December 31, 2011	6,124	14,075	54	2,171	984	23,408

Depreciated cost as of December 31, 2011	$12,431	$4,083	$32	$843	$25	$17,413

F-34

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 10: –	Property, Plant and equipment (cont.)

2010

	Land and Buildings	Machinery and Equipment (1) (2)	Vehicles (3)	Computers, Equipment and Office Furniture	Leasehold Improvements	Total
	In thousands

Cost

Balance as of January 1, 2010	$15,819	$15,549	$83	$2,245	$980	$34,677
Additions	1,730	1,403	-	219	-	3,352
Disposals	-	(12)	-	-	-	(12)
Exchange differences on translation of financial reports statements from functional currency to presentation currency	1,800	1,753	9	254	106	3,921

Balance as of December 31, 2010	19,349	18,692	92	2,719	1,086	41,938

Accumulated Depreciation

Balance as of January 1, 2010	4,008	11,114	28	1,635	827	17,612
Additions	984	1,272	13	233	68	2,570
Disposals	-	(6)	-	-	-	(6)
Exchange differences on translation of financial reports statements from functional currency to presentation currency	484	1,267	4	189	93	2,037

Balance as of December 31, 2010	5,476	13,647	45	2,057	988	22,212

Depreciated cost as of December 31, 2010	$13,873	$5,046	$48	$662	$98	$19,726

(1)	After the deduction of the depreciated balance as of December 31, 2011 and 2010 of investment grants amounting to $ 390 thousand and $ 1,093 thousand, respectively.
(2)	Including labor costs charged in 2011 and 2010 to the cost of facilities, machinery and equipment to the amount of $ 312 thousand and $ 250 thousand, respectively.
(3)	Including vehicles purchased under finance lease conditions at an original cost of $ 56 thousand.

b.	As for liens, see Note 20.

c.	Capitalized leasing rights of land from the Israel land administration.

	December 31,
	2011	2010
	In thousands

Under finance lease	$1,114	$1,211

F-35

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 10: –	Property, Plant and equipment (cont.)

The Group has capitalized leasing rights from the Israel Land Administration for an area of 16,880 m² in Beit Kama containing the Group's structures. The sum attributed to capitalized rights is presented as a fixed asset in the Financial Statements and is depreciated across the leasing period, which includes the option period; see also Note 2k.

During 2010, the Company signed an agreement with the Israel Land Administration to consolidate its leasing rights and extend the lease period to 2058, including an extension option for additional 49 years. As of December 31, 2011, the Company paid a total of $ 52 thousand for the said rights consolidation.

Note 11: -	Intangible Assets, Net

Composition:

	Knowhow	Computer Software	Total
	In thousands
Cost
Balance as of January 1 ,2010	$32	$305	$337
Exchange differences on translation of financial reports statements from functional currency to presentation currency	3	34	37

Balance as of December 31, 2010	35	339	374
Additions	-	49	49
Exchange differences on translation of financial reports statements from functional currency to presentation currency	(3)	(28)	(31)

Balance as of December 31, 2011	32	360	392

Accumulated Amortization

Balance as of January 1, 2010	32	207	239
Amortization	-	70	70
Exchange differences on translation of financial reports statements from functional currency to presentation currency	3	26	29

Balance as of December 31, 2010	35	303	338
Amortization	-	34	34
Exchange differences on translation of financial reports statements from functional currency to presentation currency	(3)	(22)	(25)

Balance as of December 31, 2011	$32	$315	$347

Net Balance

As of December 31, 2011	$-	$45	$45

As of December 31, 2010	$-	$36	$36

F-36

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 11: -	Intangible Assets, Net (Cont.)

Amortization Expenses

Amortization expenses of intangible asset for the years 2011 and 2010 were $346 and $70, respectively. Amortization expenses of intangible are classified under General and Administrative expenses.

Note 12: –	Credit from Banks and Others

	Linked to foreign currency	Linked	Total
	In thousands
December 31, 2011

Current maturities of long-term loans	$12	$-	$12

December 31, 2010

Current maturities of long-term loans	$12	$6	$18

Note 13: -	Trade Payables

	December 31,
	2011	2010
	In thousands

Open debts in NIS	$2,436	$2,355
Open debts in foreign currency (mainly USD)	9,797	9,441

	12,233	11,796
Notes payable	295	153

	$12,528	$11,949

Supplier debts do not bear interest. The average number of supplier credit days is 70 days.

F-37

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 14: –	Other accounts Payables

	December 31,
	2011	2010
	In thousands

Employees and payroll accruals	$2,448	$2,504
Accrued Expenses	617	541
Fair value of financial derivatives, net	40	-
Others	7	49

	$3,112	$3,094

Note 15: -	Non-Current Liabilities

a.	Warrants

During 2009 and 2008, the Company granted 531,495 non-marketable warrants, which can be exercised into 531,495 ordinary shares of NIS 1 par value each (subject to adjustments) in consideration for an exercise price of NIS 10.83-32.13. 265,891 warrants are exercisable by July 30, 2012 and 265,604 warrants are exercisable by January 24, 2013.

During 2010, 239,044 warrants were exercised into 239,044 ordinary shares of NIS 1 par value each for a total consideration of $ 697 thousand. During 2010 3,984 warrants were exercised into 3,984 ordinary shares of NIS 1 par value each for a total consideration of $ 12 thousand (see Notes 19g and 21d).

As of December 31, 2011, 288,467 warrants are accounted as derivative instrument and are presented as liabilities.

b.	Convertible debentures

On October 15, 2009, the Company published in the Tel-Aviv stock exchange a shelf offering report on the basis of a shelf prospectus dated November 26, 2008, as revised on September 17, 2009, of debentures convertible to shares (Series C) with nominal value of NIS 100,000 thousand and payable in 3 yearly principal payments starting December 1, 2013.

The debentures are unlinked and bear variable yearly interest plus a yearly margin of 6.1% over the yearly interest rate borne by "Israeli Government Bonds 817" throughout the interest period. The debentures are convertible on each business day starting October 19, 2009 and ending November 15, 2015 into ordinary registered shares of NIS 1 par value, except for between November 16 and December 1 of each of the years 2013 to 2014, in such a manner that in the period starting October 19, 2009 and ending December 1, 2012, each NIS 33.75 par value of debentures (Series C) shall be convertible to an ordinary share of NIS 1 par value and subsequently, starting December 2, 2012 and ending November 15, 2015, each NIS 37.12 par value of debentures (Series C) shall be convertible to an ordinary share of NIS 1 par value.

F-38

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 15: -	Non-Current Liabilities (Cont.)

The balance of debentures convertible as of December 31, 2011 is presented less issuing costs, partly under liabilities ("the Liability Component") and partly under equity ("the Conversion Component") at sums of $ 22,419 thousand and $ 3,794 thousand, respectively.

The balance of the Liability Component is after the deduction of a discount to the amount of $ 3,368 thousand and less issuing costs to the amount of $ 384 thousand amortized using the effective interest method.

Note 16: -	LIABILITIES DUE TO RESEARCH AND DEVELOPMENT Grants

Research and development grants

	2011	2010
	In thousands

Balance as of January 1	$877	$715
Royalties paid	(1,095)	(43)
Exchange differences on translation of financial reports statements from functional currency to presentation currency	198	82
Amounts carried to profit or loss	20	123

Balance as of December 31,	$-	$877

The Company has received research and development grants from the BIRD-F in the amount of $ 523 thousand. In return for the grants, the Company has undertaken to pay royalties at a certain rates of future sales resulting from the research and development up to 150% of total grants received.

F-39

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 17: -	Financial Instruments

a.	Classification of financial assets and liabilities

The financial assets and financial liabilities in the balance sheet are classified by groups of financial instruments in pursuant to IAS 39:

	December 31,
	2011	2010
	In thousands
Financial assets

Financial assets at fair value through profit or loss:
Designated as such upon initial recognition	$16,800	$20,359
Derivatives instruments	-	95
Receivables	793	587

	$17,593	$21,041
Financial liabilities

Financial liabilities at fair value through profit or loss:
Derivatives instruments	$40	$40
Warrants	681	1,278

	$721	$1,318

Financial liabilities measured at amortized cost:
Convertible debentures	$22,419	$23,127
Loans and credit from banking corporations	24	44

	$22,443	$23,171

b.	Financial risk factors

The Company's activities expose it to various financial risks, such as market risk (foreign currency risk, interest rate risk and price risk), credit risk and liquidity risk. The Company's comprehensive risk management plan focuses on activities that reduce to a minimum any possible adverse effects on the Company's financial performance. The Company utilized derivatives to hedge certain exposures to risk.

Risk management is the responsibility of the Company CEO and CFO, in accordance with the policy approved by the Board of Directors. The Board of Directors provides principles for the overall risk management.

F-40

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 17: -	Financial Instruments (cont.)

1.	Market risks

a)	Foreign exchange risk

The Company operates in an international environment and is exposed to foreign exchange risk resulting from the exposure to different currencies, mainly the USD. Foreign exchange risks arise from recognized assets and liabilities denominated in a foreign currency other than the functional currency, such as customers, suppliers and credit.

As of December 31, 2011, the Company has a position in derivatives intended to hedge decreases in the exchange rate of the USD vs. the NIS, over excess receipts in the USD expected for 2012 (see also f. below).

b)	Interest rate risk

The Company is exposed to risks of changes in the market interest rates on loans and convertible debentures with floating interest rates. The Company's interest rate risk mainly derives from convertible debentures. As of December 31, 2011, the Company has convertible debentures amounting to $ 22,419 thousand.

c)	Price risk

As of December 31, 2011, the Company has monetary funds classified as financial assets measured at fair value through profit or loss, for which the Company is exposed to risk of fluctuations in the security price that is determined by reference to the quoted market price. As of December 31, 2011 and 2010, the carrying amount of these investments was $ 16,800 thousand and $ 20,359 thousand, respectively.

2.	Credit risk

a)	The Company extends a 30-150 days term to its customers. The Company regularly monitors the credit extended to its customers and their general financial condition, and, when necessary, requires collateral as security for these debts such as letters of creditor down payments. In addition, the Company partially insures its overseas sales with foreign trade risk insurance.

The Company keeps constant track of customer debt and the Financial Statements include an allowance for doubtful accounts that adequately reflects, in the Company's assessment, the loss embodied in the debts the collection of which is in doubt.

F-41

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 17: -	Financial Instruments (cont.)

b)	The Company holds cash and cash equivalents and other financial instruments at various banking corporations. In accordance with Company policy, evaluations of the relative strength of credit of the various financial institutions are made on an ongoing basis.

As of December 31, 2011 and 2010, cash and cash equivalents amounted to a total of $ 24,374 thousands and $ 25,712 thousands, respectively, of which a total of $ 19,382 thousands and $ 23,019 thousands, respectively were within the framework of short-term deposits. All of the deposits are deposited in financial institutions of the highest rank in Israel.

3.	Liquidity risk

The table below summarizes the maturity profile of the Company's financial liabilities based on contractual undiscounted payments:

December 31, 2011

	Less than one year	1 to 2	2 to 3	3 to 4	Total
	In thousands

Loans from banks and others (including interest)	$12	$12	$-	$-	$24
Trade payables	12,528	-	-	-	12,528
Other accounts payables	3,112	-	-	-	3,112
Convertible debentures (including interest)	2,309	7,543	12,316	11,392	33,560

	$17,961	$7,555	$12,316	$11,392	$49,224

December 31, 2010

	Less than one year	1 to 2	2 to 3	3 to 4	4 to 5	Total
	In thousands

Loans from banks and others (including interest)	$19	$13	$12	$-	$-	$44
Trade payables	11,949	-	-	-	-	11,949
Other accounts payables	3,094	-	-	-	-	3,094
Convertible debentures (including interest)	2,317	2,317	7,953	13,125	12,198	37,910

	$17,379	$2,330	$7,965	$13,125	$12,198	$52,997

F-42

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 17: -	Financial Instruments (cont.)

c.	Fair value

The following table demonstrates the carrying amount and fair value of the financial instruments presented in the financial statements not at fair value:

	Carrying Amount		Fair Value
	December 31,		December 31,
	2011	2010	2011	2010
	In thousands
Financial liabilities
Convertible debenture	$22,419	$23,127	$28,788	$33,812
Long-term loans with variable-interest loans	$24	$38	$24	$37

The fair value of a loan received bearing Prime + 1.9% interest is based on the computation of the present value of future cash flows discounted at an interest rate that reflects the relevant risk of the counter party taking into account uncertainty and expected timing of the cash flows.

The carrying amount of cash and cash equivalents, short-term investments, trade and other receivables, restricted cash, credit from banks and others, trade and other payables approximates their fair value.

d.	Classification of financial instruments by fair value hierarchy

The financial instruments presented in on the balance sheet at fair value are grouped into classes with similar characteristics using the following fair value hierarchy which is determined based on the source of input used in measuring fair value:

Level 1	-	quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2	-	inputs other than quoted prices included within Level 1 that are observable either directly or indirectly.

Level 3	-	inputs that are not based on observable market data (valuation techniques which use inputs that are not based on observable market data).

F-43

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 17: -	Financial Instruments (cont.)

Financial assets measured at fair value through profit or loss:

	Level 1	Level 2
	In thousands
December 31, 2011
Short term investments	$16,800	$-

December 31, 2010

Short term investments	$20,359	$-
Derivative instruments, net	$-	$54
	$20,359	$54

Financial liabilities measured at fair value through profit or loss:

	Level 1	Level 2	Level 3
	In thousands
December 31, 2011

Warrants	$-	$-	$681
Derivative instruments, net	$-	$40	$-
	$-	$40	$681
December 31, 2010
Warrants	-	-	$1,278
	$-	$-	$1,278

During 2011 and 2010 there were no transfers due to the fair value measurement of any financial instrument from Level 1 to Level 2, and furthermore, there were no transfers to or from Level 3 due to the fair value measurement of any financial instrument.

Changes in financial liabilities classified in level 3

Warrants
In thousands

Balance as of January 1, 2011	$1,278

Revaluation of warrants to fair value in profit and loss	(540)
Exchange differences on translation of financial statements from functional currency to presentation currency	(57)
Balance as of December 31, 2011	$681

Balance as of January 1, 2010	$723

Revaluation of warrants to fair value in profit and loss	471
Exercises of warrants into shares	(20)
Exchange differences on translation of financial reports from functional currency to presentation currency	104

Balance as of December 31, 2010	$1,278

F-44

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 17: -	Financial Instruments (cont.)

	December 31,
	2011	2010
	In thousands
Sensitivity test to changes in market price of listed securities

Gain (loss) from change:
5% increase in market price	$(144)	$(196)
5% decrease in market price	$144	$196

Sensitivity test to changes in interest rates

Gain (loss) from change:
1% interest rate increase	$(375)	$(750)
1% interest rate decrease	$185	$152

Sensitivity tests and principal work assumptions

The selected changes in the relevant risk variables were determined based on management's estimate as to reasonable possible changes in these risk variables.

The Company has performed sensitivity tests of principal market risk factors that are liable to affect its reported operating results or financial position. The sensitivity tests present the profit or loss in respect of each financial instrument for the relevant risk variable chosen for that instrument as of each reporting date. The test of risk factors was determined based on the materiality of the exposure of the operating results or financial condition of each risk with reference to the functional currency and assuming that all the other variables are constant.

The sensitivity tests for the warrants were performed using a binominal model combines with the Black & Scholes Model, with expected volatility of the Company's share of 36%-37% and risk-free interest rate of 2.57%-2.66%.

e.	Linkage terms of financial liabilities by groups of financial instruments pursuant to IAS 39:

	Unlinked	Total
	In thousands
Financial liabilities measured at amortized cost:
December 31, 2011	$22,431	$22,431
December 31, 2010	$23,153	$23,153

F-45

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 17: -	Financial Instruments (cont.)

f.	Derivatives instruments not designated as hedging

The Company has NIS/USD positions designed to manage some of its transaction exposure to fluctuations in exchange rates. These options are not qualify for hedge accounting.

As of December 31, 2011, the Company sold call options at a total amount of $ 1,000 thousand and purchased put options at a total amount of $ 1,000 thousand.

The options are exercisable in March 2012.

F-46

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 18: -	Employee Benefit Assets and Liabilities

Employee benefits consist of short-term benefits and post-employment benefits.

a.	Post-employment benefits:

According to the labor laws and Severance Pay Law in Israel, the Company is required to pay compensation to an employee upon dismissal or retirement or to make current contributions in defined contribution plans pursuant to Section 14 to the Severance Pay Law, as specified below. The Company's liability is accounted for as a post-employment benefit. The computation of the Company's employee benefit liability is made in accordance with a valid employment contract based on the employee's salary and employment term which establish the entitlement to receive the compensation.

The post-employment employee benefits are normally financed by contributions classified as defined benefit plans, as detailed below.

b.	Defined benefit plans:

The Company accounts for the payment of compensation, as a defined benefit plan for which an employee benefit liability is recognized and for which the Company deposits amounts in central severance pay funds and in qualifying insurance policies.

1.	Expenses recognized in profit or loss:

	Year Ended December 31,
	2011	2010
	In thousands

Current service cost	$669	$552
Interest cost on benefit obligation	184	157
Expected return on plan assets	(155)	(138)
Current service cost due to the transfer of real yield from the compensation component to the royalties component in executive insurance policies before 2004.	10	13
Net actuarial gains recognized in the year	(1)	(1)

Total employee benefit expenses	$705	$583

Actual return on plan assets	$(120)	$173

F-47

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 18: -	Employee Benefit Assets and Liabilities (cont.)

The expenses are presented in the Statement of Comprehensive loss as follows

	Year Ended December 31,
	2011	2010
	In thousands

Cost of revenues	$444	$379
Research and development	106	93
Selling and marketing	42	47
Administrative and general	113	64

	$705	$583
2.	The plan assets (liabilities), net:

	December 31,
	2011	2010
	In thousands

Defined benefit obligation	$(4,105)	$(3,885)
Fair value of plan assets	3,379	3,275

	(726)	(610)

Net unrecognized actuarial gains *)	187	149

Total liabilities, net	$(539)	$(461)

*)	Accumulated sums due to the liability value and due to the value of the rights to the plan assets.

3.	Changes in the present value of defined benefit obligation

	2011	2010
	In thousands

Balance at January 1,	$3,609	$2,922

Interest costs	183	157
Current service cost	669	552
Benefits paid	(97)	(265)
Net actuarial loss (gain)	(225)	171
Exchange differences on translation of financial reports from functional currency to presentation currency	(34)	348

Balance at December 31,	$4,105	$3,885

F-48

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 18: -	Employee Benefit Assets and Liabilities (cont.)

4.	Plan assets

a)	Plan assets

Plan assets comprise assets held by a long-term employee benefit funds and qualifying insurance policies.

b)	Changes in the fair value of plan assets

	2011	2010
	In thousands

Balance at January 1,	$3,275	$2,547

Expected return	155	138
Contributions by employer	586	515
Benefits paid	(95)	(244)
Net actuarial gain (loss)	(275)	35
Current service cost due to the transfer of real yield from the compensation component to the royalties component in executive insurance policies before 2004.	(10)	(13)
Exchange differences on translation of financial reports from functional currency to presentation currency	(257)	297

Balance at December 31,	$3,379	$3,275

5.	The principal assumptions underlying the defined benefit plan

	2011	2010	2009	2008
	%		%

Discount rate of the plan liability	4.99	5.5	5.69	5.27

Expected rate of return on plan assets	2.13-4.99	2.63-5.09	2.34—2.6	1.34-5.27

Future salary increases	4	4	4	4

F-49

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 19: -	Contingent Liabilities and commitments

Contingent liabilities

a.	In accordance with the Law for the Encouragement of Industrial Research and Development, 1984, the Company received grants from the State of Israel for its research and development expenses, carried out pursuant to plans approved by the office of the Chief Scientist (" OCS"). In accordance with the letters of approval in question, the Company has undertaken to pay royalties to the OCS, calculated on the basis of the proceeds from the sale of products the Company took part in developing. The Company completed its obligation to pay royalties for active projects. The balance of the maximum sum of royalties for inactive projects, according to the Company's estimates, amounts to $ 500 thousand as of December 31, 2011. In April 2008, the Company filed a request to close inactive files, which was partially rejected by the OCS in September 2010, on grounds that the Company was making use of the knowhow accumulated in these files and it was required to pay royalties for certain products. As of the date of this report, the Company is negotiating with the OCS to resolve the request. The Company management estimates that the Company will not be required to pay these sums and accordingly, no provision was included in the financial statements.

b.	On June 27, 2006, the Company signed an agreement to rent offices until March 31, 2010, in return for monthly rental fees of $ 12 thousand linked to the CPI. In accordance with the option granted to the Company, the rental agreement was extended by an additional two years until March 31, 2012, with the rental fees adjusted to a total of $ 15 thousand linked to the CPI. The future rental and maintenance fees for the rental agreement, as of December 31, 2011, are as follows:

In thousands

2012 (three months)	$44

c.	The Company has engaged in operating lease agreements for the vehicles in its possession. These agreements will expire between 2012 and 2014.

Minimum future lease fees for the existing vehicles as of December 31, 2011 are as follows:

In thousands

2012	$250
2013	126
2014	36

$412

F-50

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 19: -	Contingent Liabilities and commitments (cont.)

d.	In November 2006, an agreement was signed between the Company and a third party on the matter of research and development collaboration. As part of the agreement, the Company was licensed to use developments made by the third party. Furthermore, the third party will provide the Company with devices for carrying out the clinical trials, free of charge. In the event that the development is successful, the Company will pay the third party royalties based on sales of the devices. This obligation on behalf of the Company to pay royalties shall expire either when the patents expire or 15 years from the first commercial sale, whichever comes last. On the date of the expiry of the royalty period, the license will become non-exclusive and the Company shall be entitled to use the rights granted to it pursuant to the agreement without paying royalties or any other compensation. In addition, the third party would pay royalties to the amount of 3% of the total net sales exceeding a certain sum, according to a mechanism set in the agreement, until the patent expires or until 15 years pass from the first date of sale, whichever comes first.

In February 2008, the parties signed an amendment to the agreement according to which the exclusive global license granted to the Company was expanded to two additional indications. It was also decided that sales to the additional indications would be added to the sales of the first two outlines covered by the original agreement. Royalties' payments will be according to the royalty model set in the original agreement.

In addition, the parties signed a commercialization and supply agreement guaranteeing a regular and long-term supply of the device at the basis of the collaboration and its spare parts.

e.	In August 2007, the Company entered into a long-term agreement with a multinational European company for the purchase of a raw material used for the development and manufacture of medicines at graded amounts and prices. In addition to the price paid by the Company for the raw material, the Company will pay the supplier an additional sum derived from the sale of the product manufactured from the raw material in the territories set in the agreement, after receiving regulatory approvals. As of December 31, 2011, the regulatory approvals have not yet received.

f.	On February 2, 2011, the Company's Board of Directors decided to grant a special bonus to the Company CEO for the Company's 2010 achievements, to the amount of $ 196 thousand. This bonus comes in addition to the bonus for the sale of certain products to which the CEO is entitled in accordance with his employment agreement until April 30, 2010.

F-51

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 19: -	Contingent Liabilities and commitments (cont.)

In addition, the company modified the CEO's employment agreement effective from January 1, 2011. The modification states that the Company's Board of Directors subject to approval from the general meeting would make a yearly recommendation on the sum of the bonus for the previous year.

The special bonus to the CEO and the revision of his employment terms, as noted above, were approved by the shareholders general meeting in March 2011.

On February 28, 2012, the Company's Board of Directors decided to grant a special bonus to the Company CEO for the Company's 2011 achievements, to the amount of $ 106 thousand.

g.	In February 2009, an investment agreement was signed between the Company, a controlling shareholder therein and a U.S fund ("the Investors") according to which the Company issued 2,639,637 ordinary shares and 1,055,854 non-marketable warrants in return for a total of $ 7 million.

As part of the investment agreement, a unit of securities was issued that includes ordinary shares and non-marketable warrants with a graded exercise price (pre-fixed). Furthermore, the Investors were granted, for a limited period of time and subject to certain conditions set in the agreement, an anti dilution protection mechanism, assuming the Company raises capital in the future at a price lower than a minimal price set in the agreement between the parties. The instruments issued (shares and warrants) are equity instruments, as warrants with a pre-fixed graded exercise price are equity warrants. As an additional attempt by the Company to raise money, which may trigger the activation of the anti dilution protection mechanism, will be under the Company's control, the instruments issued were classified as equity and not as a financial liability.

In addition, pursuant to the agreement, the Investors were given the right to take part in additional capital raising rounds for a period of 3 years, to the amount of up to half the total sum invested, under the same terms and at the same price offered to the other participants. As the decision to raise capital is under the Company's control, this component was also included under equity.

In accordance with the above, the proceeds in the amount of $ 7 million, less issuing costs, were allocated between the abovementioned instruments, on the basis of fair value ratios, and were presented under equity.

h.	In March 2009, an agreement was signed with the Israel Ministry of Health to manufacture an anti-venom serum. The agreement stated that the Company would develop a production process and establish an exclusive manufacturing facility. The project will be financed in full by the Ministry of Health to the amount of $ 4.6 million. After setting up the production line and completing all of the preparations required in accordance with the agreement, the Company will begin its yearly manufacturing for the Ministry of Health in accordance with the amounts set in the agreement. In return for the yearly manufacturing, the Ministry of Health will pay the Company a total sum of NIS 3.5 million per year. The agreement shall remain in effect until December 31, 2010. At the end of this period, the agreement will be renewed automatically for up to 10 additional periods of up to one year each, unless the Ministry of Health informs the Company that it was discontinuing the agreement.

F-52

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 19: -	Contingent Liabilities and commitments (cont.)

As a condition for the agreement, the Company must purchase, with the Ministry of Health's financing, the knowhow required to produce the serum. The knowhow in question shall belong to the Ministry of Health.

As of December 31, 2011, the project was completed and the Company was provided with the balance of the proceeds for the project.

The parties agreed that the equipment will belong to the Company, but at the same time, in the event of the termination of the agreement as a result of its violation by the Company, or in the event that the agreement is not extended, or in the event that the agreement has expired, the Ministry of Health shall receive the equipment free of charge.

As of December 31, 2011, the Company has recognized revenues due to the project to the amount of $ 2,592 thousand (presented under revenues from construction contracts). The balance of the deferred revenue due to the project as of that date amounts to $ 2,583 thousand.

Upon the supply of the first shipment of the serums to the Ministry of Health, the Company provides bank guarantees to the amount of $ 28 thousand, in effect until February 28, 2021.

i.	In October 2009, the Company entered into an agreement with a company specializing in administering clinical trials, Contract Research Organization ("CRO"), which will serve as CRO for the clinical trial (Stage II/III) in Europe for the inhaled AAT drug used for the treatment of hereditary emphysema. The total scope of payments to the CRO may reach $ 7.5 million, payable over the trial period, which is expected to last over two years, and in accordance with its actual scope and progress rate. In addition, payments will be made through the CRO to the trial sites and to the various service providers regarding the trial at sums and payment conditions set following negotiations between the CRO and those sites and suppliers, and which will be approved in advance by the Company. As of December 31, 2011, the CRO was paid $ 6 million as part of the agreement. The accrued liability as of December 31, 2011 is $ 556 thousand.

j.	During 2009 and 2010, the Company received a statement of claim and a letter from an attorney on the matter of bodily harm as a result of work accidents involving a contract worker and a Company employee. Management estimates that no exposure is expected due to these motions, and accordingly, no provision was included in the Financial Statements.

F-53

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 19: -	Contingent Liabilities and commitments (cont.)

k.	On August 23, 2010, the Company entered into a collaboration agreement with the biopharmaceutical company Baxter Healthcare Corporation ("Baxter"), an international company traded on the New York Stock Exchange, and specializing, among other things, in the development, manufacture, marketing and sale of pharmaceutical products, consisting of three main agreements (1) the appointment of Baxter as the sole distributer of the Company's AAT IV drug (" Glassia ®") in the United States, Canada, Australia and New Zealand ("the Territory" and "the Distribution Agreement", respectively); (2) granting licenses to Baxter for the use of the Company's knowhow and patents for the production, continued development and sale of Glassia ® and other IV products by Baxter ("the License Agreement") in the Territory and (3) an agreement to provide raw materials, produced by Baxter, and used for the production of Glassia ® ("the Raw Materials Supply Agreement"). Pursuant to the agreements, payments were set for the Company for meeting milestones at a total sum of $ 45 million, Glassia ® purchases at a minimum sum of $ 60 million over the first five years from the signing of the distribution agreement and royalties at a sum of no less than $ 6 million per year, starting from the beginning of the sale of Glassia ® produced by Baxter in accordance with the License Agreement. Net sums received in advance were recorded as deferred revenues and are recognized as revenues according to the actual rate of sales, according to the sales forecast, in the Distribution Agreement period, which is expected to end in late 2015, with the start of production by Baxter. Non-refundable revenues due to the achievement of milestones will be recognized upon reaching the milestone.

During 2010, the Company received a total of $ 27.5 million due to these agreements, of which $ 20 million were presented as an advance payment and $ 7.5 million were recognized as revenue. The advance payment was presented as deferred revenues, of which $ 3.5 million was under short-term.

In March 2011, the Company completed the second milestone in the License Agreement with Baxter. Accordingly, the Company received payment as detailed in the terms of the agreement, and recognized revenues from the issue of licenses.

The duration of the agreements is 30 years, subject to the possibility of their termination on an earlier date following events set therein.

Alongside the Company's engagement in the Distribution Agreement, a distribution agreement with a previous distributor with which the Company had an agreement since August 24, 2009 was canceled. Pursuant to the cancellation, the previous distributor confirmed that it had no complaints against the Company due to the termination of the agreement between the parties.

In the event that clinical trials are required in the Territory in connection with Glassia ®, the cost of these trials will be borne by Baxter and the Company will participate in the cost to a limited degree that may reach, under certain circumstances, up to $ 10 million over a period of several years.

F-54

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 19: -	Contingent Liabilities and commitments (cont.)

According to the Raw Material Supply Agreement, which replaces a previous agreement between the parties, Baxter undertook to provide the Company raw materials used for the manufacture of Glassia ® and additional Company products. Baxter will provide the Company, free of charge, with all of the raw materials the Company needs to manufacture the Glassia ® sold to Baxter for distribution by Baxter in accordance with the Distribution Agreement. In addition, Baxter will provide the Company with raw materials at amounts set in the agreement for developing, manufacturing, selling and distributing products by the Company.

l.	In February 2011, the Company entered into an agreement with a customer to supply products. As part of the agreement, the customer undertook to purchase a certain amount of products over the course of 2011 in accordance with the prices set between the parties. In addition, the customer paid the entire value of the agreement in the amount of $ 2.6 million in February 2011. The Company provided the customer with bank guarantees in order to guarantee the products' supply to the amount of the consideration in question. As of December 31, 2011, the collateral amounts to a total of $ 1.5 million.

m.	On July 19, 2011, the Company signed a strategic collaboration agreement with an international pharmaceutical company in the area of clinical development, marketing and sales in the United States of a passive inoculation for the prevention of rabies in human beings, KamRAB, which was developed, manufactured and marketed by the Company. According to the agreement, the partner shall bear all of the costs required to carry out the third stage clinical trial. It was agreed that the costs involved in registering the drug at the U.S. Food and Drug Administration (FDA) will be divided equally between the parties.

Note 20: -	Liens and Guarantees

The following liens and mortgages are listed on the Company's assets as of December 31, 2011:

a.	Within the framework of the receipt of grants from the State of Israel according to the Law for the Encouragement of Capital Investments, 1959, in 1991, the Company signed a debenture pursuant to which the Company placed a current lien on all of its Property, Plant and equipment in favor of the State of Israel. Within the framework of the debenture in question, the Company undertook, among other things, not to sell or transfer the pledged assets or any portion thereof in any way, without the advance written permission of the State of Israel.

b.	In order to guarantee the rental payments for an office in Ness Ziona, a sales agreement with the Meuhedet Health Fund and other obligations, the Company provided bank guarantees as of December 31, 2011, totaling $ 1,680 thousand.

F-55

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 21: -	Equity

a.	Changes in share capital

Issued and paid-in capital:

	Number of Shares	NIS par value

Balance at January 1, 2010	25,058,666	25,058,666

Exercise of warrants and options in to shares	2,378,740	2,378,740

Balance at December 31, 2010	27,437,406	27,437,406

Exercise of warrants and options in to shares	139,707	139,707

Balance at December 31, 2011	27,577,113	27,577,113

b.	Rights attached to Shares

Voting rights at the shareholders general meeting, rights to dividend, rights in case of liquidation of the Company and rights to nominate directors.

c.	Convertible debentures and warrants

As of December 31, 2011, the Company has 565,402 non-marketable registered warrants exercisable into 565,402 ordinary shares of NIS 1 par value each (subject to adjustments). The vast majority of the warrants can be exercised in return for an exercise price of between NIS 11 and NIS 22, unlinked. These warrants are classified as equity and exercisable by July 30, 2012.

During 2011 and 2010, 139,707 and 2,378,740 warrants and options were exercised into 139,707 and 2,378,740 ordinary shares of NIS 1 par value each in return for a total of $ 710 thousand and $ 7,515 thousand, respectively.

On April 15 2011, 1,748,834 of the Company marketable warrants (Series 3), issued as part of the issuance of rights to shareholders in November 2009, were expired.

As of December 31, 2011, the Company has 100,000,000 debentures (Series C) of NIS 1 par value convertible to 2,963,314 ordinary shares of NIS 1 par value each.

Regarding options granted to employees, see Note 22 below.

d.	Capital management in the Company

The Company's goals in the management of its capital are to preserve capital ratios that will ensure stability and liquidity to support business activity and create maximum value for shareholders.

F-56

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 21: -	Equity (cont.)

e.	Other capital reserve

Composition:

	Warrants	Transaction with controlling Shareholder	Share-Based Payment Transactions	Total
	In thousands

Balance as of January 1, 2010	$4,367	$92	$2,351	$6,810

Exercise of options and warrants	(3,028)	-	(55)	(3,083)
Cost of share-based payment	-	-	1,620	1,620

Balance as of December 31, 2010	1,339	92	3,916	5,347
	-
Exercise of options and warrants	(9)	-	(150)	(159)
Cost of share-based payment	-	-	896	896
Expiration of warrants	(1,005)	-	-	(1,005)

Balance as of December 31, 2011	$325	$92	$4,662	$5,079

Note 22: -	Share-Based Payment

Option Plans

On July 6, 2005, the Board of Directors of the Company approved an unlisted options plan for the employees pursuant to section 102 to the Israeli Income Tax Ordinance and Income Tax Rules (Tax Relief for Allocation of Shares to Employees), 2003, according to which, employees in the Company will be granted options to purchase shares of the Company ("Employee Options Plan").
On July 24, 2011, the Board of Directors of the Company approved a new unlisted options plan for the employees pursuant to section 102 to the Income Tax Ordinance and Income Tax Rules (Tax Relief for Allocation of Shares to Employees), 2003, according to which, employees in the Company will be granted additional options to purchase shares of the Company ("2011 Options Plan").

As of December 31, 2011, options to purchase 230,023 shares of ordinary shares were available for grant under the options plans.

F-57

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 22: -	Share-Based Payment (cont.)

a.	Expense recognized in the financial statements

The expense that was recognized for services received from employees is presented in the following table:

	For the Year Ended December 31
	2011	2010
	In thousands
Cost of sales	$477	$904
Research and development	171	333
Selling and marketing	26	47
General and administrative	204	336
Total share-based payment	$878	$1,620

The share-based payment transactions that the company granted to employees and a service provider are described below.

b.	Option granted to the Company CEO

On August 28, 2011, the Company's Board of Directors approved the grant, for no consideration, of 71,875 options to the Company's CEO, exercisable into 71,875 ordinary shares. The options have an exercise price of NIS 23.70 and will expire on February 27, 2018. The options shall vest as follows: (1) 25% - at the end of the first year from the date of grant; (2) 75% - over a period of 3 years, on a quarterly basis.

As of the grant date, the fair value was estimated at $ 223 thousand.

c.	Employee options

1.	On March 3, 2010, the Company's Audit Committee and Board of Directors, acting on the recommendation of the Board of Directors Committee on the Remuneration of Employees and Consultants, approved the grant, for no consideration, of 81,600 options, as follows: (1) 30,000 options exercisable into 30,000 ordinary shares, which will vest subject to and immediately upon receiving FDA approval to start marketing the AAT IV drug in the U.S.; (2) 45,600 options exercisable into 45,600 ordinary shares, which will vest during a period of 4 years, on a quarterly basis; (3) 6,000 options exercisable into 6,000 ordinary shares, a quarter of which will vest by the end of the first year from the grant date and the rest will vest over a period of 3 years on a quarterly basis. The options are exercisable by July 5, 2015 at an exercise price of NIS 11. The grant date was on March 25, 2010 by way of a private placement and according to the outline to Company employees, including to senior Company executives. The fair value of the options was estimated at $ 395 thousand.

F-58

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 22: -	Share-Based Payment (cont.)

2.	On July 24, 2011, the Company's Board of Directors approved the grant, for no consideration, of 571,704 options to employees, exercisable into 571,704 ordinary shares, a quarter of which will vest at the end of the first year from the date of grant and the rest will vest over a period of 3 years on quarterly basis. The options are exercisable by January 23, 2018 at an exercise price of NIS 26.60. The fair value of the options was estimated at $ 1.3 million.

The Company's Board of Directors granted actually 550,786 options.

On October 27, 2011, the Company Board of Directors approved the grant, for no consideration, of 20,000 options to the Company's Chief Financial Officer, exercisable into 20,000 ordinary shares of NIS 1 par value each. A quarter of the options will vest at the end of the first year from the date of grant and the rest will vest over a period of 3 years on a quarterly basis. The options are exercisable by June 13, 2018 at an exercise price of NIS 20.64. The fair value of the options was estimated at $ 69 thousand.

3.	During 2011, 64,882 options were exercised by employees in consideration of $220 thousand (see also Note 21d).

d.	Options to service providers

In May 2010, the Company's Board of Directors approved the grant of 20,000 options exercisable into 20,000 ordinary shares of NIS 1 par value each as a contribution to a Tmura fund. The options have an exercise price of NIS 24.7 and will be exercisable, in whole or in part, at any time starting from the end of the first year since their grant until their expiry date on July 5, 2015. The fair value of the options was estimated at $ 47 thousand.

In July 2011, all of the said options were exercised into 2,166 Company shares, for no consideration, by way of a cashless exercise.

e.	In November 2011, the Company's Board of Directors approved the accelerated vesting of options held by the outgoing CFO, who ended his employment at the Company in September 2011.

F-59

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 22: -	Share-Based Payment (cont.)

Movement during the Year

The following table lists the number of share options, the weighted average exercise prices of share options and modification in employee and service provider option plans during the current year:

	2011		2010
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
		In NIS		In NIS

Outstanding at beginning of year	1,159,219	11.93	1,215,733	11.7
Granted	642,661	26.09	101,600	13.6
Exercised	(64,882)	12.11	(99,227)	11.6
Forfeited	(62,906)	13.9	(58,887)	11.9

Outstanding at end of year	1,674,092	26.42	1,159,219	11.93
Exercisable at end of year	908,623	11.71	580,792	11.62
The weighted average remaining contractual life for the share options		4.53		4.52

The range of exercise prices for share options outstanding as of December 31, 2011 and 2010 were NIS 11- NIS 26.6 (after re-pricing).

The average share price on the exercise date is NIS 27.

Measurement of the fair value of equity-settled share options

The Company uses the binomial model when estimating the grant date fair value of equity-settled share options. The measurement was made at the grant date of equity-settled share options since the options were granted to employees.

For options granted to service providers, the fair value is remeasured as the services are received.

The following table lists the inputs to the binomial model used for the fair value measurement of equity-settled share options for the above plan:

	2011	2010

Dividend yield (%)	-	-
Expected volatility of the share prices (%)	37-54	57
Risk-free interest rate (%)	2.77-4.63	2.1-4.07
Expected life of share options (years)	4.53	3.75
Weighted average share prices (NIS)	17.12	26.9
Expected dividends (NIS)	-	-
Expected average forfeiture rate (%)	3	6

The expected life of the share options is based on historical data, and is not necessarily indicative of the exercise patterns of share options that may occur in the future. The expected volatility of the share prices reflects the assumption that the historical volatility of the share prices is reasonable indicative of expected future trends.

NOTE 23: -	TAXES ON INCOME

a.	Tax laws applicable to the Company

Income tax (inflationary adjustments) law, 1985

According to the law, until 2007, the results for tax purposes were adjusted for the changes in the Israeli CPI.

F-60

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 23: -	Taxes on Income (cont.)

In February 2008, the "Knesset" (Israeli parliament) passed an amendment to the Income Tax (Inflationary Adjustments) Law, 1985, which limits the scope of the law starting 2008 and thereafter. Since 2008, the results for tax purposes are measured in nominal values, excluding certain adjustments for changes in the Israeli CPI carried out in the period up to December 31, 2007. Adjustments relating to capital gains such as for sale of property (betterment) and securities continue to apply until disposal. Since 2008, the amendment to the law includes, among others, the cancellation of the inflationary additions and deductions and the additional deduction for depreciation (in respect of depreciable assets purchased after the 2007 tax year).

Law for the Encouragement of Industry (Taxes), 1969

The Law for the Encouragement of Industry (Taxes), 1969 (the “Encouragement of Industry Law”), provides several tax benefits for “Industrial Companies.” Pursuant to the Encouragement of Industry Law, a company qualifies as an Industrial Company if it is a resident of Israel and at least 90% of its income in any tax year (exclusive of income from certain defense loans) is generated from an “Industrial Enterprise” that it owns. An Industrial Enterprise is defined as an enterprise whose principal activity, in a given tax year, is industrial activity.

An Industrial Company is entitled to certain tax benefits, including: (i) a deduction of the cost of purchases of patents, know-how and certain other intangible property rights (other than goodwill) used for the development or promotion of the Industrial Enterprise in equal amounts over a period of eight years, beginning from the year in which such rights were first used, (ii) the right to elect to file consolidated tax returns, under certain conditions, with additional Israeli Industrial Companies controlled by it, and (iii) the right to deduct expenses related to public offerings in equal amounts over a period of three years beginning from the year of the offering.

Eligibility for benefits under the Encouragement of Industry Law is not contingent upon the approval of any governmental authority.

Law for the Encouragement of Capital Investments, 1959

Tax benefits prior to Amendment 60

Our facilities in Israel have been granted Approved Enterprise status under the Law for the Encouragement of Capital Investments, 1959, commonly referred to as the “Investment Law”. The Investment Law provides that capital investments in a production facility (or other eligible assets) may be designated as an Approved Enterprise. Until 2005, the designation required advance approval from the Investment Center of the Israel Ministry of Industry, Trade and Labor. Each certificate of approval for an Approved Enterprise ("certificate of approval") relates to a specific investment program, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset.

Under the Approved Enterprise programs, a company is eligible for governmental grants (“Grants Track”). Under the Grants Track the Company is eligible for investments grants awarded at various rates according to the development area in which the plant is located: in Development Zone A the rate is 24% and in Development Zone B the rate is 10%. In addition to the above grants, the Company is eligible to tax exemption at the first two years of the benefit period (as define below) and is subject to reduced corporate tax of 10% to 25% during the remaining five to eight years (depending on the extent of foreign investment in the company) of the benefit period. The benefits period is limited to 12 years from completion of the investment or commencement of production ("Year of Operation"), or 14 years from the year in which the certificate of approval was obtained, whichever is earlier.

F-61

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 23: -	Taxes on Income (cont.)

Under the Investment Law a company may elect to receive an alternative package comprised of tax benefits (“Alternative Track”) instead of the above mentioned Grants Track. Under the Alternative Track, a company’s undistributed income derived from an Approved Enterprise is exempt from corporate tax for an initial period of two to ten years (depending on the geographic location of the Approved Enterprise within Israel which begins in the first year that the company realizes taxable income from the Approved Enterprise following the year of operation (as define below). After expiration of the initial tax exemption period, the company is eligible for a reduced corporate tax rate of 10% to 25% for the following five to eight years, depending on the extent of foreign investment in the company (as shown in the table below). The benefits period is limited to 12 years from the Year of Operation, or 14 years from the year in which the certificate of approval was obtained, whichever is earlier.

Tax benefits under Amendment 60

On April 1, 2005, an amendment to the Investment Law came into effect (“Amendment 60”). The amendment revised the criteria for investments qualified to receive tax benefits. An eligible investment program under the amendment will qualify for benefits as a Privileged Enterprise (rather than the previous terminology of Approved Enterprise). Among other things, the amendment simplifies the approval process.

In order to receive the tax benefits, the Amendment states that the company must make an investment in the Privileged Enterprise exceeding a certain percentage or a minimum amount specified in the Investments Law. Such investment may be made over a period of no more than three years ending at the end of the year in which the company requested to have the tax benefits apply to the Privileged Enterprise (the “Year of Election”).

The duration of tax benefits is subject to a limitation of the earlier of 7 to 10 years (depending on the extent of foreign investment in the company) from the first year in which the company generated taxable income (at, or after, the Year of Election) , or 12 years from the first day of the Year of Election. The amendment does not apply to investment programs approved prior to December 31, 2004. The new tax regime applies to new investment programs only.

The tax benefits available under Approved Enterprise or Privileged Enterprise relate only to taxable income attributable to the specific Approved Enterprise or Privileged Enterprise, and our effective tax rate will be the result of a weighted combination of the applicable rates.

Tax Exemption Period	Reduced Tax Period	Rate of Reduced Tax	Percent of Foreign Ownership
2 years	5 years	25%	0-25%
2 years	8 years	25%	25-49%
2 years	8 years	20%	49-74%
2 years	8 years	15%	74-90%
2 years	8 years	10%	90-100%

The benefits available to an Approved Enterprise and a Privileged Enterprise are conditioned upon terms stipulated in the Investment Law and the related regulations and the criteria set forth in the applicable certificate of approval (for an Approved Enterprise). If we do not fulfill these conditions, in whole or in part, the benefits can be cancelled and we may be required to refund the amount of the benefits, linked to the Israeli consumer price index plus interest. We believe that our Approved Enterprise and Privileged Enterprise programs currently operate in compliance with all applicable conditions and criteria, but we cannot assure you that they will continue to do so.

F-62

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 23: -	Taxes on Income (cont.)

If a company distributes dividends from tax-exempt income, the company will be taxed on the otherwise exempt income at the same reduced corporate tax rate that would have applied to that income. Distribution of dividends derived from income that was taxed at reduced rates, but not tax-exempt, does not result in additional tax consequences to the company. Shareholders who receive dividends derived from Approved Enterprise or Privileged Enterprise income are generally taxed at a rate of 15%, which is withheld and paid by the company paying the dividend, if the dividend is distributed during the benefits period or within the following 12 years (the limitation does not apply to a Foreign Investors Company, which is a company that more than 25% of its shares owned by non-Israeli residents).

Preferred Enterprise

Amendment No. 68 to the Investment Law, which became effective as of January 1, 2011, changed the benefit alternatives available to "Preferred Enterprises" under the Investment Law. The tax benefits granted to a Preferred Enterprise are determined depending on the location of the Preferred Enterprise within Israel. Amendment No. 68 imposes a reduced flat corporate tax rate which is not program-dependent and applies to the Industrial Enterprise’s entire preferred income. The reduced flat corporate tax rates for qualified Industrial Enterprises will be gradually reduced over a period of five years, as follows:

Tax Year	Development Area A	Other Development Area
2011-2012	10%	15%
2013-2014	7%	12.5%
2015 onwards	6%	12%

The tax benefits under Amendment No. 68 also include accelerated depreciation and amortization for tax purposes. Preferred Enterprises located in specific locations within Israel (zone A) are eligible for grants and/or loans approved by the Israeli Investment Center, as well as tax benefits. Our facility in Bet- Kama is located in zone A.

Distribution of dividends out of income generated from a Preferred Enterprise is subject to 15% withholding tax (or a reduced rate under an applicable double tax treaty). Upon a distribution of a dividend to an Israeli company, no withholding tax is remitted.

The provisions of Amendment No. 68 do not apply to existing Privileged Enterprises or Approved Enterprises, which will continue to be entitled to the tax benefits under the Investment Law as in effect prior to Amendment No. 68. Nevertheless a company owning such enterprises may choose to apply Amendment No. 68 to its existing enterprises. Under the transition provisions of Amendment No. 68, a Company may decide to irrevocably implement the provisions of Amendment 68 while waiving benefits provided under the current Law or to remain subject to the current Law. Opting for Amendment No 68 will be done no later than the record date for filing the annual income tax return every year (generally, May 31) and will apply to the enterprise’s entire income starting from the tax year in which the return has been filed and onwards. A company owning a Privileged Enterprise or an Approved Enterprise that made such election by July 30, 2015, will be entitled to distribute income generated by the Approved/Privileged Enterprise to its Israeli corporate shareholders tax free. Once a company elects to be classified as a Preferred Enterprise under the provisions of Amendment No. 68, the election cannot be rescinded and such company will no longer enjoy the benefits of its Privileged Enterprises.

To date, the Company has not elected to be classified as a Preferred Enterprise according to Amendment No. 68.

b.	Tax rates applicable to the Company

The Israeli corporate tax rate was, 25% in 2010 and 24% in 2011. A company is taxable on its real (non-inflationary) capital gains at the corporate tax rate in the year of sale. A temporary provision for 2006-2009 stipulates that the sale of an asset other than a quoted security (excluding goodwill that was not acquired) that had been purchased prior to January 1, 2003, and sold by December 31, 2009, is subject to corporate tax as follows: the part of the real capital gain that is linearly attributed to the period prior to December 31, 2002 is subject to the corporate tax rate in the year of sale as set forth in the Israeli Income Tax Ordinance, and the part of the real capital gain that is linearly attributed to the period from January 1, 2003, through December 31, 2009, is subject to tax at a rate of 25%.

On December 5, 2011, the Israeli Parliament (the Knesset) passed the Law for Tax Burden Reform (Legislative Amendments), 2011 ("the Law") which, among others, cancels effective from 2012, the scheduled progressive reduction in the corporate tax rate.

F-63

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 23: -	Taxes on Income (cont.)

The Law also increases the corporate tax rate to 25% in 2012. In view of this increase in the corporate tax rate to 25% in 2012, the real capital gains tax rate and the real betterment tax rate were also increased accordingly.

The abovementioned changes have no effect on the Company's financial statements.

The Encouragement of Industrial Research and Development Law, 5744-1984

Under the Encouragement of Industrial and Development Law, 5744-1984 (the “Research Law”), research and development programs which meet specified criteria and are approved by a governmental committee of the Office of the Chief Scientist in the Israeli Ministry of Industry, Trade & Labor are eligible for grants. The grants awarded are typically up to 50% of the project’s expenditures, as determined by the research committee. The grantee is required to pay royalties to the State of Israel from the sale of products developed under the program. Regulations under the Research Law generally provide for the payment of royalties of 3% to 6% on sales of products and services based on technology developed using grants, until 100% of the grant is repaid, with interest. The terms of the Israeli government participation also require that products developed with government grants be manufactured in Israel and that the technology developed thereunder may not be transferred outside of Israel, unless approval is received from the Office of the Chief Scientist and additional payments are made to the State of Israel. However, this does not restrict the export of products that incorporate the funded technology. The royalty repayment ceiling can reach up to three times the grant received if manufacturing is moved outside of Israel, and substantial payments may be required if the technology itself is transferred outside of Israel.

c.	Tax assessments

1.	Final tax assessments

The Company received final tax assessments through 2003.

2.	Tax assessments in dispute

During 2010, the Company has received assessments made according to the best possible judgment for tax years 2004-2006 to the amount of NIS 17 million (approximately $ 4.5 million) (including accumulated interest and linkage differentials), for which the Company has filed a reservation. In January 2012, the Company was issued a tax payment order for these years in accordance with section 152b of the Ordinance to the amount of NIS 15 million (approximately $ 4 million) (including accumulated interest and linkage differentials). The Company has appealed the assessment in question in court. In the opinion of Company management, according to its legal advisors, an additional provision was not needed beyond that included in the Financial Statements.

d.	Carryforward losses for tax purposes and other temporary differences

As of December 31, 2011, the Company has carryforward losses and other temporary differences amounting to $ 75 million.

The Company did not recognize deferred tax assets because their utilization in the foreseeable future is not probable.

Note 24: -	Supplementary Information to the Statements of Comprehensive loss

		Year Ended December 31,
		2011	2010
		In thousands
a.	Additional information about revenues

	Revenues from major customers each of whom amount to 10% or more, of total revenues reported in the financial statements:

	Customer A – Proprietary products	$24,438	$10,394
	Customer B – Proprietary products and Distribution Segment	6,099	(*
	Customer C – Proprietary products and Distribution Segment	(*	5,145
	Customer D – Proprietary products and Distribution Segment	8,380	4,836

		$38,917	$20,375

*) Less than 10%

F-64

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 24: -	Supplementary Information to the Statements of Comprehensive loss (cont.)

Revenues reported in the financial statements based on the location of the customers, are as follows:

	Year Ended December 31,
	2011	2010
	In thousands

Israel	$27,983	$16,674
U.S.A.	24,400	10,969
Europe	640	609
South America	3,225	3,390
Asia	3,074	2,835
Others	161	-

	$59,483	$34,477

b.	Cost of sales and services

Cost of materials	$35,315	$18,748
Salary and related expenses	9,637	8,673
Depreciation and amortization	2,459	2,284
Other manufacturing expenses	460	1,292

	47,871	110,909
Increase in inventories of finished products and work in progress	(6,884)	(1,048)
	40,987	29,948

d.	Research and development expenses

Salary and related expenses	3,635	3,264
Subcontractors	5,115	3,770
Materials	2,475	1,710
Others	504	535

	11,729	9,279

e.	Selling and marketing expenses

Salary and related expenses	508	531
Commissions	125	137
Packing, shipping and delivery	142	145
Marketing and advertising	615	616
Registration and marketing fees	619	529
Others	322	194

	$2,331	$2,152

F-65

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 24: -	Supplementary Information to the Statements of Comprehensive loss (cont.)

		Year Ended December 31,
		2011	2010
		In thousands
f.	General and administrative expenses

	Salary and related expenses	$1,958	$1,980
	Professional fees	780	728
	Depreciation and amortization	329	316
	Others	2,059	1,519
		$5,126	$4,543

g.	Financial incomes and expenses

	Financial incomes

	Interest income	$870	$531
	Exchange rate differences	-	54

		$870	$560

	Financial expenses

	Interest on loans and convertible debentures	$3,400	$3,007
	Bank fees	29	50
	Others	168	30

		$3,597	$3,087

Note 25: -	Loss per Share

a.	Details of the number of shares and loss used in the computation of loss per share

	Year Ended December 31,
	2011		2010
	Weighted Number of Shares	Loss Attributed to equity holders of the Company	Weighted Number of Shares	Loss Attributed to equity holders of the Company
		In thousands		In thousands

For the computation of basic loss	27,550,643	$3,715	26,674,717	$14,421

Effect of potential dilutive ordinary shares	152,688	540	-	-

For the computation of diluted loss	27,703,331	$4,255	26,674,717	$14,421

b.	To compute the diluted loss per share, convertible securities, detailed below, have not been taken into account since their conversion decreases the loss from continuing operations: non-marketable warrants, options to employees and service providers under share-based payment plans and convertible debentures.

F-66

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 26: -	Operating Segments

a.	General

The operating segments are identified on the basis of information that is reviewed by the chief operating decision maker ("CODM") to make decisions about resources to be allocated and assess its performance. Accordingly, for management purposes, the Group is organized into operating segments based on the products and services of the business units and has two operating segments as follows:

Proprietary Products	Development, manufacture and sale of plasma-derived therapeutics products.

Distribution	Distribution of drugs in Israel manufacture by other companies for clinical uses, most of which are produced from plasma or its derivatives products.

Segment performance (segment loss) is evaluated based on operating income (loss) in the financial statements.

The segment results reported to the CODM include items that are allocated directly to the segments and items that can be allocated on a reasonable basis. Items that were not allocated, mainly the Group's headquarter assets, general and administrative costs and financial costs (consisting of finance expenses and finance income and including fair value adjustments of financial instruments), are managed on a group basis.

The segment liabilities do not include loans and financial liabilities as these liabilities are managed on a group basis.

Capital expenditures consist of additions to Property, plant and equipment and intangible assets.

b.	Reporting on operating segments

	Proprietary Products	Distribution	Total
	In thousands

Year Ended December 31, 2011

Revenues	$35,308	$24,175	$59,483

Gross profit	$13,120	$3,601	$16,721

Unallocated corporate expenses			(19,186)
Finance expenses, net			(1,250)

Net loss			$(3,715)

F-67

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 26: -	Operating Segments (cont.)

	Proprietary Products	Distribution	Total
	In thousands

Year Ended December 31, 2010

Revenues	$22,980	$11,497	$34,477

Gross profit	$4,102	$1,670	$5,772

Unallocated corporate expenses			(15,973)
Finance expenses, net			(4,219)

Net loss			$(14,421)

c.	Additional Information

	Proprietary Products	Distribution	Adjustments	Total
	In thousands

Year Ended December 31, 2011

Capital expenditures	$1,899	$-	$523	$2,422
Depreciation and amortization	$1,946	$7	$1,087	$3,040

Year Ended December 31, 2010

Capital expenditures	$4,003	$-	$-	$4,003
Depreciation and amortization	$2,562	$10	$69	$2,640

	Proprietary products	Distribution	Other	Adjustments	Total
	In thousands
December 31, 2011

Segment assets	$42,884	$8,740	$-	$-	$51,624
Unallocated assets	$-	$-	$-	$33,490	$33,490
Segment liabilities	$23,400	$7,048	$-	$-	$30,448
Unallocated liabilities	$-	$-	$-	$32,081	$32,081

December 31, 2010

Segment assets	$34,079	$7,532	$220	$-	$41,831
Unallocated assets	$-	$-	$-	$49,665	$49,665
Segment liabilities	$22,604	$5,660	$-	-	$28,264
Unallocated liabilities	$-	$-	$-	$36,752	$36,752

F-68

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 27: -	Balances and Transactions with Related Parties

a.	Balances with related parties

	Controlling Shareholder	Related Parties
	In thousands
December 31, 2011

Trade payables	$1	$-
Other accounts payables	9	269
Employee benefit liabilities, net	-	183

December 31, 2010

Other accounts payables	$11	$394
Employee benefit liabilities, net	-	222

b.	Benefits to related parties

	Year Ended December 31,
	2011	2010
	In thousands

Salary and related expenses to those employed by the Company or on its behalf	$664	$841

Salary of directors not employed by the Company or on its behalf	$131	$116

Number of People to whom the Salary and Benefits Refer

Related and related parties employed by the Company or on its behalf	2	2
Directors not employed by the Company	7	7

	9	9

c.	Benefits to key executive personnel

	Year Ended December 31,
	2011	2010
	In thousands

Short-term benefits	$1,168	$1,320
Other long-term benefits	5	42
Share-based payment	349	387

	$1,522	$1,749

F-69

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 27: -	Balances and Transactions with Related Parties (cont.)

d.	Transactions with related parties

Year Ended December 31, 2011

	On the Matter of Terms see	Controlling Shareholder	Related Parties
	Note	In thousands

Sales		$261	$-
Purchases		$7	$-
Selling and marketing expenses		$-	$101
General and administrative expenses		$38	$693
Financial incomes	19j	$366	$-

Year Ended December 31, 2010

Sales		$206	$-
Purchases		$8	$-
Selling and marketing expenses		$-	$68
General and administrative expenses	19g, j	$33	$856
Financial expenses		$440	$-

e.	Revenues and expenses from related parties

Terms of transactions with related parties

Sales to related parties are conducted at market prices. Balances that have yet to be repaid by the end of the year are not guaranteed, bear no interest and their settlement will be in cash. No guarantees were received or given for sums receivable or payable. For the years ended December 31, 2010 and 2011, the Company recorded no allowance for doubtful accounts for sums receivable from related parties.

On May 26, 2011, the Company announced its engagement in a corrective agreement that revises and replaces the distribution agreement signed in 2001 between the Company and Tuteur SACIFIA, a company registered in Argentina, under the control of Mr. Ralf Hahn, serving as the Chairman of the Company's Board of Directors and considered one of the Company's controlling shareholders.

Revision of the agreement is necessary in preparation for the expected completion of the product's registration in Argentina and the beginning of its marketing and constitutes an improvement to the terms of the 2001 agreement as far as the Company is concerned.

According to the revised agreement, the distributor will continue to serve as the sole distributor of the Company's AAT IV product in Argentina, Paraguay and Uruguay, subject to upholding the product's minimal sales obligations.

F-70

Kamada Ltd. and its subsidiaries

Notes to the Consolidated Financial Statements

Note 28: -	Investments in Investees

Subsidiaries

	December 31, 2011 and 2010
	Shares Granting Voting Rights	Shares Granting Rights to Profits
	Stake
Company Name

Kamada Assets Ltd.	74	100
Bio-Kam Ltd.	100	100
Kamada Inc.	100	100

Note 29: - Subsequent Events

a.	In June 2012, related parties and investors exercised 265,890 non-marketable warrants in net exercise (cashless) into166,768 ordinary shares of NIS 1 par value each for a total consideration of $ 43 thousand.

In July 2012 related parties and investors exercised 565,399 non-marketable options into 565,399 ordinary shares of NIS 1 par value each for a total consideration of $ 1,884 thousands.

During the period employees exercised 195,113 options into 195,113 ordinary shares of NIS 1 par value each is for a total consideration of $ 599 thousand.

b.	On January 30, 2012, the Company's Board of Directors approved the grant of up to 117,813 non-marketable options to purchase 117,813 ordinary shares of NIS 1 par value each, to 54 Company employees. The options were granted on February 28, 2012. According to a calculation formula based on Binomial Model, the fair value of the options was estimated at $ 254 thousand.

The following table presents the data used to measure the fair value of the options in question as of February 28, 2012:

Dividend yield (%)	-
Expected volatility in share prices (%)	35-54
Risk-free interest rate (%)	2.52-4.13
Expected life of share options (years)	6.5
Share prices (NIS)	19.49
Expected dividends (NIS)	-
Expected forfeiture rate (%)	0-5

c.	On August 30, 2012, the board of directors approved a non-extraordinary and immaterial private placement of 98,500 non-marketable option into 98,500 ordinary Company shares of NIS 1 par value each, to 43 Company employees. The options

F-71

Note 29: - Subsequent Events (cont.)

were granted on October 10, 2012 .According to a calculation formula based on the Binomial Model, the fair value of the options was estimated at $ 280 thousand.

The following table presents the data used to measure the fair value of the options in question as of October 10, 2012:

Dividend yield (%)	-
Expected volatility in share prices (%)	30-54
Risk-free interest rate (%)	2.22-3.91
Expected life of share options (years)	6.5
Share prices (NIS)	27.89
Expected dividends (NIS)	-
Expected forfeiture rate (%)	0-5

d.	On December 11, 2012, the Company's board of directors approved a grant of 120,000 non-marketable options to the Company Chief Executive Officer to purchase 120,000 ordinary Company shares of NIS 1 par value each. The options are subject to the approval of the shareholders general meeting. The options have an exercise price that is subject to the following; (1) 90% of the Company initial public offering price in the NASDAQ or (2) if the Company initial public offering in the NASDAQ will not occur, the exercise price will be 90% of the average price in the 30 days period prior to a change of control transaction in the Company.

In addition, on December 11, 2012, the board of directors approved a grant of 100,000 non-marketable options to the Company Chief Financial Officer to purchase 100,000 ordinary Company shares of NIS 1 par value each. 20,000 options are exercisable after the end of the first year from the date of grant, at an exercise price of NIS 31.90. The remaining 80,000 options have the same exercise price as the Chief Executive Officer as mentioned above.

If the Company initial offering in the NASDAQ occur or in a change of control transaction ("the Event"), the Chief Executive Officer options and the 80,000 options of the Chief Financial Officer mentioned above, shall vest as follows: (1) 25% - at the end of the first year from the Event date; (2) 75% - over a period of 3 years, on a quarterly basis, after the vesting of the first 25% options.

According to a calculation formula based on the Binomial Model, the fair value of the options was estimated at $ 983 thousand.

The following table presents the data used to measure the fair value of the options in question as of December 11, 2012:

Dividend yield (%)	-
Expected volatility in share prices (%)	29-53
Risk-free interest rate (%)	1.86-3.26
Expected life of share options (years)	6.5
Share prices (NIS)	34.16
Expected dividends (NIS)	-
Expected forfeiture rate (%)	0

F-72

Note 29: - Subsequent Events (cont.)

e.	On August 2, 2012, the company entered into a strategic agreement with CHIESI FARMACEUTICI S. P. A, a fully integrated European Pharmaceutical company focused on respiratory disease and special care products ("Chiesi "). According to the agreement, Chiesi will be an exclusive distributor of the AAT inhaled product of the company for treatment of emphysema (alpha-1 antitrypsin deficiency) ("Product") in Europe. Chiese will be responsible for, among other things, product marketing, patients screening and obtaining reimbursement approvals for the product (below – "distribution agreement"). As part of the distribution agreement, the Company shall be entitled to receive payments of up to $ 60 million, contingent of meeting regulatory and sales milestones. In addition, Chiese has committed to purchase products in minimum quantities during a period of 5 years commencing after receiving reimbursement approvals required. The agreement is for a period of 12 years from signature. In August, 2012, the company received payment for the first milestone.

F-73

CONSOLIDATED BALANCE SHEETS

	As of September 30,		As of December 31,
	2012	*) 2011	*) 2011
	Unaudited		Audited
	In thousands
Current Assets
Cash and cash equivalents	$15,470	$15,435	$24,374
Restricted cash	-	2,271	1,512
Short-term investments	18,040	19,201	16,800
Trade receivables	12,979	10,196	7,131
Other accounts receivables	1,849	906	1,928
Inventories	19,040	14,859	15,335

	67,378	62,868	67,080
Non-Current Assets
Long-term inventories	394	161	555
Deferred expenses and other	18	26	21
Property, and equipment, net	18,245	18,247	17,413
Intangible assets, net	135	56	45

	18,792	18,490	18,034

	$86,170	$81,358	$85,114
Current Liabilities
Credit from banks and others	12	13	12
Trade payables	12,618	6,762	12,528
Other accounts payables	3,067	3,284	3,112
Deferred revenues	8,314	8,342	7,243

	$24,011	$18,401	$22,895
Non-Current Liabilities
Loans from banks and others	3	16	12
Warrants	19	717	681
Convertible debentures	22,714	22,804	22,419
Employee benefit liabilities, net	597	572	539
Deferred revenues	14,415	16,396	15,983

	37,748	40,505	39,634
Equity
Share capital	7,165	6,923	6,928
Additional paid in capital	95,943	91,136	91,225
Warrants	-	325	325
Conversion option in convertible debentures	3,794	3,794	3,794
Other capital reserves	4,853	4,179	4,754
Capital reserve due to translation to presentation currency	(3,490)	(2,499)	(3,490)
Cash flow hedge reserves	(99)	-	-
Accumulated deficit	(83,755)	(81,406)	(80,951)

	$24,411	$22,452	$22,585

	$86,170	$81,358	$85,114

*)	Retroactively adjusted to reflect changes in the presentation currency, see note 1c'.

The accompanying notes are an integral part of the consolidated financial statements

F-74

Consolidated Statements of Comprehensive LOSS

	For the 9 months period ended September 30,		For the 3 months period ended September 30,		For the year ended December 31
	2012	*) 2011	2012	*) 2011	*) 2011
	Unaudited				Audited
	In thousands (except per share data)

Revenues from Proprietary Products	$30,532	$21,889	$11,030	$7,282	$35,308
Revenues from Distribution	20,500	16,438	6,648	6,028	24,175

Total revenues	$51,032	$38,327	$17,678	$13,310	$59,483

Cost of revenues from Proprietary Products	18,529	13,760	6,278	5,461	22,188
Cost of revenues from Distribution	18,100	14,098	5,788	5,264	20,574

Total cost of revenues	$36,629	$27,858	$12,066	$10,725	$42,762

Gross profit	14,403	10,469	5,612	2,585	16,721

Research and development expenses	8,979	8,379	2,769	2,688	11,729
Selling and marketing expenses	1,404	1,828	438	619	2,331
General and administrative expenses	3,565	3,546	1,132	1,217	5,126

Operating income (loss)	$455	$(3,284)	$1,273	$(1,939)	$(2,465)

Financial income	455	720	119	861	870
Income (expense) in respect of currency exchange and translation differences and derivatives	(15)	635	34	1,012	937
Income(expense) in respect of revaluation of warrants to fair value	(554)	530	19	611	540
Financial expense	(2,545)	(2,771)	(836)	(1,690)	(3,597)

Income (loss) before taxes on income	$(2,204)	$(4,170)	$609	$(1,145)	$(3,715)

Taxes on income	600	-	600	-	-
Net income (loss)	(2,804)	(4,170)	9	(1,145)	(3,715)

Exchange differences on translation of financial statements from functional currency to presentation currency	-	(971)	-	(1,981)	(1,786)
Loss from cash flow hedges	(99)	-	(99)	-	-

Total comprehensive loss	$(2,903)	$(5,141)	$(90)	$(3,126)	$(5,501)

Loss per share attributable to equity holders of the Company (in $):

Basic loss per share	(0.10)	(0.15)	(0.00)	(0.04)	(0.13)

Diluted loss per share	(0.10)	(0.17)	(0.00)	(0.07)	(0.15)

*)	Retroactively adjusted to reflect changes in the presentation currency, see note 1c'.

The accompanying notes are an integral part of the consolidated financial statements

F-75

Consolidated Statements of Changes in Equity

	Share capital	Share premium	Warrants	Conversion option in convertible debentures	Cash flow hedge reserves	Other capital reserves	Capital reserve due to translation to presentation currency	Accumulated deficit	Total equity
	Unaudited
	In thousands

Balance as of January 1, 2012	$6,928	$91,225	$325	$3,794	$-	$4,754	$(3,490)	$(80,951)	$22,585
Net loss	-	-	-	-	-	-	-	(2,804)	(2,804)
Other comprehensive loss	-	-	-	-	(99)	-	-	-	(99)
Total comprehensive loss	-	-	-	-	(99)	-	-	(2,804)	(2,903)
Exercise of warrants and options into shares, net	237	4,718	(325)	-	-	(895)	-	-	3,735
Cost of share-based payment	-	-	-	-	-	994	-	-	994

Balance as of September 30, 2012	$7,165	$95,943	$-	$3,794	$(99)	$4,853	$(3,490)	$(83,755)	$24,411

	Share capital	Share premium	Warrants	Conversion option in convertible debentures	Other capital reserves	Capital reserve due to translation to presentation currency	Accumulated deficit	Total equity
	Unaudited
	In thousands

Balance as of January 1, 2011*)	$6,889	$89,390	$1,339	$3,794	$3,832	$(1,528)	$(77,236)	$26,480
Net loss	-	-	-	-	-	-	(4,170)	(4,170)
Other comprehensive loss	-	-	-	-	-	(971)	-	(971)
Total comprehensive loss	-	-	-	-	-	(971)	(4,170)	(5,141)
Exercise of warrants and options into shares, net	34	741	(9)	-	(301)	-	-	465
Cost of share-based payment	-	-	-	-	648	-	-	648
Expiration of warrants	-	1,005	(1,005)	-	-	-	-	-

Balance as of September 30, 2011*)	$6,923	$91,136	$325	$3,794	$4,179	$(2,499)	$(81,406)	$22,452

*)	Retroactively adjusted to reflect changes in the presentation currency, see note 1c'.

The accompanying notes are an integral part of the consolidated financial statements

F-76

Consolidated Statements of Changes in Equity

	Share capital	Share premium	Warrants	Conversion option in convertible debentures	Cash flow hedge reserves	Other capital reserves	Capital reserve due to translation to presentation currency	Accumulated deficit	Total equity
	Unaudited
	In thousands

Balance as of July 1, 2012	$7,015	$93,706	$325	$3,794	$-	$4,681	$(3,490)	$(83,764)	$22,267

Net income	-	-	-	-	-	-	-	9	9
Other comprehensive loss	-	-	-	-	(99)	-	-	-	(99)
Total comprehensive loss					(99)			9	(90)
Exercise of warrants and options into shares, net	150	2,237	(325)	-	-	(124)	-	-	1,938
Cost of share-based payment	-	-	-	-	-	296	-	-	296

Balance as of September 30, 2012	$7,165	$95,943	$-	$3,794	$(99)	$4,853	$(3,490)	$(83,755)	$24,411

	Share capital	Share premium	Warrants	Conversion option in convertible debentures	Other capital reserves	Capital reserve due to translation to presentation currency	Accumulated deficit	Total equity
	Unaudited
	In thousands

Balance as of July 1, 2011*)	$6,918	$90,973	$325	$3,794	$4,053	$(518)	$(80,261)	$25,284

Net loss	-	-	-	-	-	-	(1,145)	(1,145)
Other comprehensive loss	-	-	-	-	-	(1,981)	-	(1,981)
Total comprehensive loss	-	-	-	-	-	(1,981)	(1,145)	(3,126)
Exercise of warrants and options into shares, net	5	163	-	-	(117)	-	-	51
Cost of share-based payment	-	-	-	-	243	-	-	243
Balance as of September 30, 2011*)
	$6,923	$91,136	$325	$3,794	$4,179	$(2,499)	$(81,406)	$22,452

*)	Retroactively adjusted to reflect changes in the presentation currency, see note 1c'.

The accompanying notes are an integral part of the consolidated financial statements

F-77

Consolidated Statements of Changes in Equity

	Share capital	Share premium	Warrants	Conversion option in convertible debentures	Other capital reserves	Capital reserve due to translation to presentation currency	Accumulated deficit	Total equity
	Audited
	In thousands

Balance as of January 1, 2011*)	$6,889	$89,390	$1,339	$3,794	$4,008	$(1,704)	$(77,236)	$26,480

Net loss	-	-	-	-	-	-	(3,715)	(3,715)
Other comprehensive loss	-	-	-	-	-	(1,786)	-	(1,786)
Total comprehensive loss	-	-	-	-	-	(1,786)	(3,715)	(5,501)
Exercise of warrants and options into shares, net	39	830	(9)	-	(150)	-	-	710
Expiration of warrants	-	1,005	(1,005)	-	-	-	-	-
Cost of share-based payment	-	-	-	-	896	-	-	896

Balance as of December 31, 2011*)	$6,928	$91,225	$325	$3,794	$4,754	$(3,490)	$(80,951)	$22,585

*)	Retroactively adjusted to reflect changes in the presentation currency, see note 1c'.

The accompanying notes are an integral part of the consolidated financial statements

F-78

Consolidated Statements of Cash Flows

	For the 9 months period ended September 30,		For the 3 months period ended September 30,		For the year ended December 31
	2012	*) 2011	2012	*) 2011	*) 2011
	Unaudited				Audited
	In thousands

Cash Flows from Operating Activities

Net income (loss)	$(2,804)	$(4,170)	$9	$(1,145)	$(3,715)

Adjustments to reconcile Net income (loss) to net cash provided by (used in) operating activities:

Adjustments to profit or loss items:

Depreciation and amortization	2,283	2,274	777	803	3,040
Financial expenses (incomes), net	2,659	886	664	(794)	1,250
Taxes on income	600	-	600	-	-
Cost of share-based payment	974	648	296	244	878
Loss (gain) from sale of Property, and equipment	3	-	(11)	-	33
Change in employee benefit liabilities, net	58	138	(43)	77	118

	$6,577	$3,946	$2,283	$330	$5,319
Changes in asset and liability items:

Decrease (increase) in trade receivables	(6,199)	2,561	(1,856)	(1,921)	5,830
Decrease (increase) in other accounts receivables	(20)	1,033	(850)	204	(104)
Decrease (increase) in inventories	(3,545)	(5,145)	(1,974)	21	(6,462)
Decrease in deferred expenses	102	187	63	72	193
Increase (decrease) in trade payables	299	(5,074)	(48)	(1,341)	1,059
Increase (decrease) in other accounts payables	(61)	(683)	(47)	769	379
Increase (decrease) in deferred revenues	(607)	1,317	(3,428)	(1,142)	813

	$(10,031)	$(4,438)	$(1,284)	$(3,338)	$1,708
Cash paid and received during the year for:

Interest paid	(1,665)	(1,936)	(525)	(691)	(2,545)
Interest received	574	314	144	115	313
Taxes paid	(639)	(10)	(603)	(3)	(86)

	$(1,730)	$(1,632)	$(984)	$(579)	$(2,318)

Net cash provided by (used in) operating activities	$(7,988)	$(6,294)	$24	$(4,732)	$994

*)	Retroactively adjusted to reflect changes in the presentation currency, see note 1c'.

The accompanying notes are an integral part of the consolidated financial statements

F-79

Consolidated Statements of Cash Flows

	For the 9 months period ended September 30,		For the 3 months period ended September 30,		For the year ended December 31
	2012	*) 2011	2012	*) 2011	*) 2011
	Unaudited				Audited
	In thousands

Cash Flows from Investing Activities

Proceeds from sale of short term investments, net	$8,951	$561	$489	$2,830	$2,358
Investment in short-term deposits	(10,570)	-	(4,020)	-	-
Purchase of property and equipment	(3,118)	(1,668)	(1,136)	(547)	(1,982)
Restricted cash, net	1,512	(2,387)	-	159	(1,512)

Net cash provided by (used in) investing activities	$(3,225)	$(3,494)	$(4,667)	$2,442	$(1,136)

Cash Flows from Financing Activities

Proceeds from exercise of warrants	$2,525	$455	$1,944	$43	$710
Repayment of liabilities due to research and development grants	-	(902)	-	(396)	(1,095)
Repayment of loans and other long-term liabilities	(9)	(15)	(3)	(4)	(18)
Net cash provided by (used in) financing activities	$2,516	$(462)	$1,941	$(357)	$(403)

Exchange differences on balances of cash and cash equivalent	(207)	(27)	(106)	54	(793)

Decrease in cash and cash equivalents	(8,904)	(10,277)	(2,808)	(2,593)	(1,338)

Cash and cash equivalents at the beginning of the year	24,374	25,712	18,278	18,028	25,712

Cash and cash equivalents at the end of the year	$15,470	$15,435	$15,470	$15,435	$24,374

Significant non-cash transactions
Purchase of Property and equipment and intangible assets on credit	488	(348)	-	(106)	133

Exercise of options presented as liability	1,209	-	-	-	-

*)	Retroactively adjusted to reflect changes in the presentation currency, see note 1c'.

The accompanying notes are an integral part of the consolidated financial statements

F-80

NOTES TO FIANCIAL STATEMENTS

Note 1:-	General

a.	Kamada Ltd. ("the Company") is an orphan drug focused plasma-derived protein therapeutics Company with an existing marketed product portfolio. The Company develops and produces specialty plasma-derived protein therapeutics and currently markets these products through strategic partners in the United States and Europe and directly in several emerging markets. The Company flagship product is "Glassia".

The Company's activity is divided into two operating segments Proprietary Products and Distribution, see note 3.

b.	These financial statements have been prepared in a condensed format as of September 30, 2012 and for the nine and three months then ended ("interim consolidated financial statements").

These financial statements should be read in conjunction with the Company's annual financial statements as of December 31, 2011 and for the year then ended and the accompanying notes ("annual consolidated financial statements").

c.	Up to December 31, 2011, the NIS constituted the main economic environment in which the Company was active and therefore this currency constituted the Company's functional currency. Starting January 1, 2012, the dollar constitutes its functional currency, for the following reasons: most of the Company's sales are in dollars and are expected to be in dollars from this point onward. A significant portion of the Company's expenses from this point onward is expected to be in dollars, and in addition, the Company performs hedging transactions on a significant portion of its NIS expenses vs. its dollar expenses. Furthermore, starting 2012 the Company's budget is in dollars and the currency in which receipts from operating activities are usually held is the dollar. In light of the above, starting January 1, 2012, the dollar is constitute its functional currency, with this change made on a prospective basis. Furthermore, starting from that date the Company changed the presentation currency of the Financial Statements to the dollar, with this change made retroactively. Translation differences created were charged to capital reserve due to translation differences.

F-81

NOTES TO FIANCIAL STATEMENTS

Note 2:-	Principal Accounting Policies

Basis of preparation of the interim consolidated financial statements:

a.	The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in IAS 34, "Interim Financial Reporting".

The significant accounting policies and methods of computation adopted in the preparation of the interim consolidated financial statements are consistent with those followed in the preparation of the annual consolidated financial statements.

b.	Derivative financial instruments designated as hedges:

The company enters into contracts for derivative financial instruments such as forward currency contracts and Cylinder strategy in respect of foreign currency to hedge risks associated with foreign exchange rates fluctuations. Such derivative financial instruments are initially recognized at fair value. After initial recognition, the derivatives are measured at fair value. Derivatives are carried in the statement of financial position as assets when the fair value is positive and as liabilities when the fair value is negative.

Any gains or losses arising from changes in the fair values of derivatives that do not qualify for hedge accounting are recorded immediately in profit or loss.

For the purpose of hedge accounting, hedges are classified as:

Cash flow hedges when hedging exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a forecast transaction or the foreign currency risk in an unrecognized firm commitment.

At the inception of a hedge relationship, the company formally designates and documents the hedge relationship to which the company wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument's effectiveness in offsetting the exposure to changes in the hedged item's fair value or cash flows attributable to the hedged risk. The hedge effectiveness is assessed at the end of each reporting period.

The effective portion of the gain or loss on the hedging instrument is recognized directly in equity as other comprehensive income (loss), while any ineffective portion is recognized immediately in profit or loss.

Amounts recognized as other comprehensive income (loss) are reclassified to profit or loss when the hedged transaction affects profit or loss, such as when the hedged income or expense is recognized or when a forecast sale occurs. Where the hedged item is the cost of a non-financial asset or non-financial liability, this cost also includes the associated other comprehensive income (loss) reclassified from equity in the same period during which the asset or liability are recognized.

F-82

NOTES TO FIANCIAL STATEMENTS

Note 2:-	Principal Accounting Policies (CONT.)

If the forecast transaction or firm commitment is no longer expected to occur, amounts previously recognized in equity are reclassified to profit or loss. If the hedging instrument expires or is sold, terminated or exercised, or if its designation as a hedge is revoked, amounts previously recognized in equity remain in equity until the forecast transaction or firm commitment occurs.

NOTE 3:-	Operating Segments

a.	General:

The company has two operating segments, as follows:

Proprietary Products	-	Medicine development, manufacture and sale of plasma-derived therapeutics products.

Distribution	-	Distribution of drugs in Israel manufacture by other companies for clinical uses, most of which are produced from plasma or its derivatives products.

Proprietary Products	-	Medicine development, manufacture and sale of plasma-derived therapeutics products.

Distribution	-	Distribution of drugs in Israel manufacture by other companies for clinical uses, most of which are produced from plasma or its derivatives products.

b.	Reporting on operating segments:

	Proprietary Products	Distribution	Total
	In thousands
	Unaudited
Nine months period Ended September 30, 2012

Revenues	$30,532	$20,500	$51,032

Gross profit	$12,003	$2,400	14,403

Unallocated corporate expenses			(13,948)
Financial expenses, net			(2,659)
Taxes on income			(600)
Net loss			$(2,804)

Nine months period ended September 30, 2011

Revenues	$21,889	$16,438	$38,327

Gross profit	$8,129	$2,340	10,469

Unallocated corporate expenses			(13,753)
Financial expenses, net			(886)

Net loss			$(4,170)

F-83

NOTES TO FIANCIAL STATEMENTS

NOTE 3:-	Operating Segment Reporting (Cont.)

	Proprietary Products	Distribution	Total
	In thousands
	Unaudited
Three months period Ended September 30,2012

Revenues	$11,030	$6,648	$17,678

Gross profit	$4,752	$860	5,612

Unallocated corporate expenses			(4,339)
Financial expenses, net			(664)
Income taxes			(600)

Net income			$9

Three months period Ended September 30,2011 *)

Revenues	$7,282	$6,028	$13,310

Gross profit	$1,821	$764	2,585

Unallocated corporate expenses			(4,524)
Financial expenses, net			794

Net loss			$(1,145)

Year Ended December 31, 2011*)

Revenues	$35,308	$24,175	$59,483

Gross profit	$13,120	$3,601	16,721

Unallocated corporate expenses			(19,186)
Financial expenses, net			(1,250)

Net loss			$(3,715)

NOte 4:-	Significant events during THE PERIOD

a.	In June 2012, interested parties and investors exercised 265,890 non-marketable warrants in net exercise (cashless) into166,768 ordinary shares of NIS 1 par value each for a total consideration of $ 43 thousand.

In July 2012 interested parties and investors exercised 565,399 non-marketable options into 565,399 ordinary shares of NIS 1 par value each for a total consideration of $ 1,884 thousands.

b.	During the period employees exercised 195,113 options into 195,113 ordinary shares of NIS 1 par value each is for a total consideration of $ 599 thousand.

F-84

NOTES TO FIANCIAL STATEMENTS

NOte 4:- Significant events during THE PERIOD (Cont.)

c.	On January 30, 2012, the Company's Board of Directors approved the grant of up to 117,813 non-marketable options to purchase 117,813 ordinary shares of NIS 1 par value each, to 54 Company employees. The options were granted on February 28, 2012. According to a calculation formula based on Binomial Model, the fair value of the options was estimated at $ 254 thousand.

The following table presents the data used to measure the fair value of the options in question as of February 28, 2012:

Dividend yield (%)	-
Expected volatility in share prices (%)	35-54
Risk-free interest rate (%)	2.52-4.13
Expected life of share options (years)	6.5
Share prices (NIS)	19.49
Expected dividends (NIS)	-
Expected forfeiture rate (%)	0-5

d.	On August 30, 2012, the board of directors approved a non-extraordinary and immaterial private placement of 98,500 non-marketable option into 98,500 ordinary Company shares of NIS 1 par value each, to 43 Company employees. The options were granted on October 10, 2012 .According to a calculation formula based on the Binomial Model, the fair value of the options was estimated at $ 280 thousand.

The following table presents the data used to measure the fair value of the options in question as of October 10, 2012:

Dividend yield (%)	-
Expected volatility in share prices (%)	30-54
Risk-free interest rate (%)	2.22-3.91
Expected life of share options (years)	6.5
Share prices (NIS)	27.89
Expected dividends (NIS)	-
Expected forfeiture rate (%)	0-5

e.	On August 2, 2012, the company entered into a strategic agreement with CHIESI FARMACEUTICI S. P. A, a fully integrated European Pharmaceutical company focused on respiratory disease and special care products ("Chiesi "). According to the agreement, Chiesi will be an exclusive distributor of the AAT inhaled product of the company for treatment of emphysema (alpha-1 antitrypsin deficiency) ("Product") in Europe. Chiese will be responsible for, among other things, product marketing, patients screening and obtaining reimbursement approvals for the product (below – "distribution agreement"). As part of the distribution agreement, the Company shall be entitled to receive payments of up to $ 60 million, contingent of meeting regulatory and sales milestones. In addition, Chiese has committed to purchase products in minimum quantities during a period of 5 years commencing after receiving reimbursement approvals required. The agreement is for a period of 12 years from signature. In August, 2012, the company received payment for the first milestone.

F-85

NOte 4:- Significant events during THE PERIOD (Cont.)

f.

Starting the third quarter of 2012 the company began applying hedge accounting in respect of payments of wages and payments to suppliers denominated in foreign currency. As of September 30, 2012 the company has open transactions in derivatives in the amount of approximately $ 2,667 thousand. Since the said hedge transactions are sustain with the hedging rules determined in IAS 39, changes in the fair value were recognized directly in equity as other comprehensive income (loss).

Note 5: - Subsequent Events

On December 11, 2012, the Company's board of directors approved a grant of 120,000 non-marketable options to the Company Chief Executive Officer to purchase 120,000 ordinary Company shares of NIS 1 par value each. The options are subject to the approval of the shareholders general meeting. The options have an exercise price that is subject to the following; (1) 90% of the Company initial public offering price in the NASDAQ or (2) if the Company initial public offering in the NASDAQ will not occur, the exercise price will be 90% of the average price in the 30 days period prior to a change of control transaction in the Company.

In addition, on December 11, 2012, the board of directors approved a grant of 100,000 non-marketable options to the Company Chief Financial Officer to purchase 100,000 ordinary Company shares of NIS 1 par value each. 20,000 options are exercisable after the end of the first year from the date of grant, at an exercise price of NIS 31.90. The remaining 80,000 options have the same exercise price as the Chief Executive Officer as mentioned above.

If the Company initial offering in the NASDAQ occur or in a change of control transaction ("the Event"), the Chief Executive Officer options and the 80,000 options of the Chief Financial Officer mentioned above, shall vest as follows: (1) 25% - at the end of the first year from the Event date; (2) 75% - over a period of 3 years, on a quarterly basis, after the vesting of the first 25% options.

According to a calculation formula based on the Binomial Model, the fair value of the options was estimated at $ 983 thousand.

The following table presents the data used to measure the fair value of the options in question as of December 11, 2012:

Dividend yield (%)	-
Expected volatility in share prices (%)	29-53
Risk-free interest rate (%)	1.86-3.26
Expected life of share options (years)	6.5
Share prices (NIS)	34.16
Expected dividends (NIS)	-
Expected forfeiture rate (%)	0

F-86

Note 6:- Separate Financial Information

The Company did not include separate financial information in its Periodic Report for nine months ended September 30, 2012 in accordance with Regulation 38d'. of the Regulations, due to the negligibility of the added information given to investors as a result of the attachment of such information, due to the following reasons:

a.	The subsidiaries are fully controlled by the Company.

b.	The scope of assets, liabilities, revenues and comprehensive losses of the subsidiaries amounts to a negligible rate relative to the scope of the assets, liabilities, revenues and comprehensive loss in the Consolidated Financial Statements.

c.	Over 99% of the cash flow derives from the Company.

- - - -

F-87

PART II

Information Not Required in Prospectus

Item 6.	Indemnification of office holders (including directors).

Under the Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care, but only if a provision authorizing such exculpation is included in the company’s articles of association. Our articles of association include such a provision. The company may not exculpate in advance a director from liability arising out of a prohibited dividend or distribution to shareholders.

Under the Companies Law, the Securities Law and the Restrictive Trade Practices Law, a company may indemnify an office holder for the following liabilities, payments and expenses incurred for acts performed by him or her as an office holder, either pursuant to an undertaking given by the company in advance of the act or following the act, provided its articles of association authorize such indemnification:

•	a monetary liability imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount, or according to criteria, determined by the board of directors as reasonable under the circumstances. Such undertaking shall detail the foreseen events and amount or criteria mentioned above;

•	reasonable litigation expenses, including reasonable attorneys’ fees, incurred by the office holder as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent (mens rea);

•	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf, or by a third party, or in connection with criminal proceedings in which the office holder was acquitted, or as a result of a conviction for an offense that does not require proof of criminal intent (mens rea); and

•	expenses incurred by the office holder with respect to proceedings held pursuant to certain provisions of the Restrictive Trade Practices Law.

In addition, a company may insure an office holder against the following liabilities incurred for acts performed by him or her as an office holder, to the extent provided in the company’s articles of association:

•	a breach of a duty of loyalty to the company, provided that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

•	a breach of duty of care to the company or to a third party, to the extent such a breach arises out of the negligent conduct of the office holder;

•	a monetary liability imposed on the office holder in favor of a third party; and

II-1

•	in connection with an administrative enforcement proceeding or a monetary liability, including a payment imposed on the office holder in favor of an injured party as set forth in the Securities Law, and expenses that the office holder incurred in connection with an administrative enforcement proceeding under the Securities Law and the Restrictive Trade Practices Law, including reasonable litigation expenses and attorney fees.

Under the Companies Law, a company may not indemnify, exculpate or insure an office holder against any of the following:

•	a breach of the duty of loyalty, except for indemnification and insurance for a breach of the duty of loyalty to the company to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

•	a breach of the duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

•	an act or omission committed with intent to derive illegal personal benefit; or

•	a fine or penalty levied against the office holder.

For the approval of exculpation, indemnification and insurance of office holders who are directors, see “Management—Compensation of Directors,” for the approval of exculpation, indemnification and insurance of office holders who are not directors, see “Management—Compensation of Executive Officers” and for the approval of exculpation, indemnification and insurance of office holders who are controlling shareholders, see “Management—Fiduciary Duties and Approval of Specified Related Party Transactions under Israeli Law— Disclosure of Personal Interests of a Controlling Shareholder and Approval of Certain Transactions.”

Our articles of association permit us to exculpate, indemnify and insure our office holders to the fullest extent permitted under the Companies Law. Prior to the consummation of this offering, we intend to propose that our shareholders amend our articles of association to permit us to also indemnify and insure our office holders to the fullest extent permitted under the Securities Law and the Restrictive Trade Practices Law.

Prior to the consummation of this offering, subject to shareholder approval, we intend to enter into new indemnification agreements with each of our current office holders exculpating them from a breach of their duty of care to us to the fullest extent permitted by law, subject to limited exceptions, and undertaking to indemnify them to the fullest extent permitted by law, subject to limited exceptions, including with respect to liabilities resulting from this offering to the extent that these liabilities are not covered by insurance. This indemnification will be limited to events determined as foreseeable by the board of directors based on our activities, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances. The maximum aggregate amount of indemnification that we may pay to all of our office holders together is the greater of 30% of the shareholders equity according to our most recent financial statements (audited or reviewed) at the time of payment and NIS 20 million. Such indemnification amounts will be in addition to any amounts available under our directors’ and office holders’ liability insurance policy. Each office holder who agrees to receive this letter of indemnification will also give his or her approval to terminate all previous letters of indemnification that we have provided to him or her, if any.

We are not aware of any pending or threatened litigation or proceeding involving any of our office holders as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any office holder.

The proposed form of Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification of our office holders by the underwriters against certain liabilities.

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Item 7.	Recent sales of unregistered securities.

Since January 1, 2010:

1.	We have granted options to purchase an aggregate of 942,588 ordinary shares to our directors, officers and employees, in each case having exercise purchase prices ranging from NIS 11.00 (or approximately $2.94) to NIS 27.54 (or approximately $6.81) per share.

2.	We have issued and sold 495,195 ordinary shares pursuant to the exercise of options held by our directors, officers and employees, in each case having an exercise price per share ranging from NIS 11.00 (or approximately $2.94) to NIS 27.47 (or approximately $6.54).

3.	We have issued and sold 668,599 ordinary shares pursuant to the exercise of warrants held by our directors, in each case having an exercise price per share ranging from NIS 11.00 (or approximately $2.94) to NIS 14.00 (or approximately $3.70).

4.	We have granted a warrant to purchase an aggregate of 20,000 ordinary shares to Tmura - the Israeli Public Services Venture Fund (“Tmura”), a non-profit organization, as a donation, exercisable at an exercise price of NIS 24.70 (or approximately $6.37) per share or by cashless exercise. We issued 20,000 ordinary shares to Tmura pursuant to a cashless exercise of the warrant.

The sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act, including Regulation S promulgated thereunder, as transactions by an issuer not involving any public offering or involving offers and sales of securities outside the United States. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof. All recipients had adequate access, through their relationships with us, to information about us.

Item 8.	Exhibits and financial statement schedules.

(a)	The Exhibit Index is hereby incorporated herein by reference.

(b)	Financial Statement Schedules.

All schedules have been omitted because they are not required, are not applicable or the information is otherwise set forth in the Consolidated Financial Statements and related notes thereto.

Item 9.	Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 6 hereof, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes:

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1.         To provide the underwriters specified in the Underwriting Agreement, at the closing, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

2.         That for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

3.         That for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that is has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of     , State of     , on     , 2013.

KAMADA LTD.

By:
Name:
Title:

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints     and     , and each of them, his true and lawful attorney in fact and agent with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective on filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, and all post effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys in fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys in fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title	Date

Chief Executive Officer and Director
David Tsur	(Principal Executive Officer)	, 2013

Chief Financial Officer
Gil Efron	(Principal Financial Officer and Principal	, 2013
Accounting Officer)

Ralf Hahn	Chairman	, 2013

Leon Recanati	Director	, 2013

Ziv Kop	Director	, 2013

Alicia Rotbard	Director	, 2013

Tuvia Shoham	Director	, 2013

Dr. Abraham Havron	Director	, 2013

Jonathan Hahn	Director	, 2013

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the undersigned has signed this registration statement, solely in its capacity as the duly authorized representative of Kamada Ltd., in the City of Newark, Delaware on        , 2013.

Puglisi & Associates

By:
Name:
Title:

INDEX TO EXHIBITS

Exhibit No.	Description
1.1*	Form of Underwriting Agreement.
3.1*	Articles of Association of the Registrant, as currently in effect (as translated from Hebrew).
3.2*	Form of Amended and Restated Articles of Association of the Registrant (as translated from Hebrew).
4.1*	Registrant’s Form of Certificate for Ordinary Shares.
5.1*	Opinion of Fischer Behar Chen Well Orion & Co., Israeli counsel to the Registrant, regarding the validity of the ordinary shares being registered.
10.1*	Exclusive Manufacturing, Supply and Distribution Agreement, dated as of August 23, 2010, by and between Kamada Ltd. and Baxter Healthcare Corporation.
10.2*	Technology License Agreement, dated as of August 23, 2010, by and between Kamada Ltd. and Baxter Healthcare S.A.
10.3*	Amended and Restated Fraction IV-1 Paste Supply Agreement, dated as of August 23, 2010, by and between Kamada Ltd. and Baxter Healthcare Corporation.
10.4*	First Amendment to the Amended and Restated Fraction IV-1 Paste Supply Agreement, dated as of May 10, 2011, by and between Kamada Ltd. and Baxter Healthcare Corporation.
10.5*	Second Amendment to the Amended and Restated Fraction IV-1 Paste Supply Agreement, dated as of June 22, 2011, by and between Kamada Ltd. and Baxter Healthcare Corporation.
10.6*	Exclusive Distribution Agreement, dated as of August 2, 2012, by and between Kamada Ltd. and Chiesi Farmaceutici S.p.A.
10.7*	License Agreement, dated as of November 16, 2006, by and between PARI GmbH Spezialisten fur effektive Inhalation and Kamada Ltd.
10.8*	Amendment No. 1 to License Agreement, dated as of August 9, 2007, by and between PARI GmbH Spezialisten fur effektive Inhalation and Kamada Ltd.
10.9*	Addendum No. 1 to License Agreement, dated as of February 21, 2008, by and between PARI GmbH Spezialisten fur effektive Inhalation and Kamada Ltd.
10.10*	Supply and Distribution Agreement, dated as of July 18, 2011, by and between Kamada Ltd. and Kedrio S.p.A.
10.11*	Distribution Agreement, dated as of August 2, 2011, by and between Kamada Ltd. and TUTEUR S.A.C.I.F.I.A.
10.11*	English translation of the material terms of the convertible debentures.
10.12*	Kamada Ltd. 2005 Israeli Share Option Plan.
10.13*	Kamada Ltd. 2011 Israeli Share Option Plan.
10.14*	Form of Indemnification Agreement with the Registrant’s directors and officers.
21.1*	Subsidiaries of the Registrant.
23.1*	Consent of Kost Forer Gabbay & Kasierer, Certified Public Accountants, a member of Ernst & Young Global, an independent registered public accounting firm.
23.2*	Consent of Fischer Behar Chen Well Orion & Co. (included in Exhibit 5.1).
24.1*	Powers of Attorney (included on signature page).
99.1	Registrant’s Waiver Request and Representation under Item 8.A.4.

 * To be filed by amendment.